

Personal Banking · Business Banking · Wealth Management

Over 50 locations in Maine, New Hampshire & Vermont

2024 Notice of Annual Meeting of
Shareholders & Proxy Statement

2023 Annual Report



BAR HARBOR BANKSHARES

April 1, 2024

Dear Bar Harbor Bankshares Shareholders:

I invite you to join me, the Board of Directors of Bar Harbor Bankshares (the "Company"), our Senior Management Team, and your fellow shareholders at our 2024 Annual Meeting of Shareholders (the "Annual Meeting") to be held at 10:00 a.m. EDT on Thursday, May 16, 2024, at the Bar Harbor Club located at 111 West Street in Bar Harbor, Maine. Our Notice of Annual Meeting, Proxy Statement and Proxy Card are enclosed along with the Company's Annual Report on Form 10-K for year ended December 31, 2023.

Despite new and developing challenges in our industry and throughout the world, our high-touch rural services model, multiple earnings levers, and commitment to risk management have enabled us to stay on strategy in 2023. The coming years will present new potential challenges requiring continued focus, discipline, and strong execution. We have assembled the right teams in the right communities all united through a culture that strives to be a positive earnings outlier throughout Northern New England. I remain confident that Bar Harbor Bank & Trust, led by an experienced Board of Directors and a management team with a proven track record, has the right elements in place to meet varying environments head-on.

Our Board and Senior Management Team are committed to operating the Company as a responsible corporate citizen. We are continuing our work to reduce the environmental impact of our branches and facilities by significantly decreasing our use of paper and decreasing our travel by continuing to embrace remote meeting capabilities with customers and colleagues. While we have made significant progress, we know there is more work to be done, and we will continuously update shareholders on our progress.

Your vote is important and your prompt attention to these materials is greatly appreciated. Regardless of whether you plan to attend the Annual Meeting in person, we hope you will vote as soon as possible. You may vote by telephone or Internet, or by completing, signing, dating, and returning the enclosed Proxy Card or Voting Instruction Card if you requested and received printed proxy materials. Shareholders who attend the Annual Meeting may withdraw their proxy and vote at the Annual Meeting if they wish to do so. You may submit Internet, telephone, and email votes up until 11:59 p.m. EDT on May 15, 2024 for shares held directly and by 11:59 p.m. EDT on May 13, 2024 for shares held in the Company's 401(k) Plan. Please have your proxy card in hand when utilizing these alternate forms of voting.

Finally, I would like to thank Martha Dudman and David Woodside for their service and commitment as members of the Board of Directors of the Company for more than 20 years each. Both will retire after their current Board term expires at the Annual Meeting. We value the insights they have shared, especially as the Company has evolved and expanded over the past decade. Ms. Dudman and Mr. Woodside have played important roles in our Board Succession strategies. We will miss their contributions.

On behalf of your Board of Directors, we thank you for trusting us to oversee your investment in the Company.

Sincerely,

Curtis C. Simard



CURTIS C. SIMARD
President and
Chief Executive Officer

Bar Harbor Bankshares • 82 Main Street • Bar Harbor, Maine 04609

About Us



We are Proud to Be Recognized by *Forbes*

We are Fostering Sustainable Communities through Responsible Financial Commitments

As a community bank, we recognize that we and our investors are successful when our customers prosper. We make significant investments in technology, our people, and branches. Our more than 50 branches are staffed by friendly, knowledgeable bankers who are driven by their desire to help their customers achieve their goals.

$68M
invested in small business loan origination with 464 total loans

428
organizations supported through charitable giving efforts

85%
of employees provided funds to support charitable giving efforts

40%
of members on our Board of Directors are women

65%
of our management consists of women

100%
employee ethics training, completed annually

$257K
in employee contributed charitable giving through the program *Casual for a Cause (since inception)*

72%
of the Bar Harbor Bankshares workforce consists of women

$692K
committed to nonprofits & educational organizations

6,267 hours
of employee volunteer time at various organizations with 24 hours of paid volunteer time annually

100%
of operations reviewed internally to support an environmentally conscious approach

Information provided as of December 31, 2023

To learn more about our Environmental, Social and Governance practices, please visit our dedicated webpage at: *www.barharbor.bank/about-us/esg* or scan the QR code provided. The information on our website, including our Environmental, Social and Governance practices, is not incorporated by reference or otherwise made a part of this proxy statement.



Notice of Annual Meeting of Shareholders



BAR HARBOR
BANKSHARES



WHEN:
10:00 a.m., EDT,
Thursday, May 16, 2024



WHERE:
Bar Harbor Club
111 West Street
Bar Harbor, Maine



RECORD DATE:
March 8, 2024

ITEMS OF BUSINESS:

This 2024 annual meeting of shareholders or any adjournments or postponements thereof (the "Annual Meeting") of Bar Harbor Bankshares (the "Company") is being held for the following purposes:

PROPOSAL NUMBER		BOARD RECOMMENDATION	PAGE REFERENCE
1	To elect 10 persons to serve as directors for a term of one year	✔ Vote **FOR ALL**	17
2	To hold a non-binding advisory vote on the compensation of the Company's named executive officers	✔ Vote **FOR**	54
3	To ratify the appointment of RSM US LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2024	✔ Vote **FOR**	55

To transact such other business as may properly come before the Annual Meeting.

PROXY VOTING:

Your vote is important. You may vote your shares:

- Over the Internet at www.proxyvote.com
- By telephone at 1-800-690-6903
- By email to bhb@allianceadvisors.com with your full name and shares owned (for non-institutional investors only)
- At the Annual Meeting, in person
- By mailing your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717

We urge you to promptly vote your shares. Submitting a proxy card will not prevent you from participating in the Annual Meeting and voting in person.

ANNUAL MEETING ADMISSION:

For security reasons, a picture ID will be required if you attend the Annual Meeting in person. If your shares are not registered in your name, appropriate documentation from the shareholder of record is required to vote at the Annual Meeting. Examples include a broker's statement, letter or other document that confirms your beneficial ownership of the shares. If shares are held by your broker, bank or another party as a nominee or agent, you should follow the instructions provided by that party. We may refuse admission to anyone who is not a Company shareholder or does not comply with these requirements.

A list of shareholders entitled to vote at the Annual Meeting will be available for inspection by any shareholder of the Company on or before April 3, 2024 and will remain available for inspection throughout the Annual Meeting.

By Order of the Board of Directors

Kirstie A. Carter

Kirstie A. Carter, Corporate Clerk
April 1, 2024

> **The deadline for transmitting Internet, telephone, and email voting is 11:59 p.m. EDT on May 15, 2024 for shares held directly and by 11:59 p.m. EDT on May 13, 2024 for shares held in the Company's 401(k) Plan. Please have your proxy card in hand when utilizing these alternate forms of voting.**

The Notice of Annual Meeting, proxy statement and proxy card were first mailed to our shareholders on or about April 1, 2024.

TABLE OF CONTENTS

PROXY STATEMENT VOTING ROADMAP

This proxy statement voting roadmap highlights certain information contained elsewhere in this proxy statement for the 2024 annual meeting of shareholders or any adjournments or postponements thereof (the "Annual Meeting") of Bar Harbor Bankshares ("BHB," the "Company," "we," "our" or similar terms). This voting roadmap does not contain all of the information you should consider. You should read the entire proxy statement carefully before voting.

PROPOSAL 1	PAGE 17	Our Board of Directors (the "Board" or the "Board of Directors") Recommends a Vote FOR EACH of the following Director Nominees.
ELECTION OF DIRECTORS		✔

 **DAINA H. BELAIR**

 **MATTHEW L. CARAS, JD**

 **DAVID M. COLTER**

 **LAURI E. FERNALD**

 **HEATHER D. JONES**

 **DEBRA B. MILLER**

 **BRIAN D. SHAW**

 **CURTIS C. SIMARD**

 **KENNETH E. SMITH**

 **SCOTT G. TOOTHAKER**



INDEPENDENCE	**TENURE**	**AGE**	**RACIAL/ETHNIC AND GENDER DIVERSITY**
90%	**9.4yrs avg.** — 4 (10+ years), 3 (0-5 years), 3 (6-9 years)	**61.1yrs avg.** — 1 (70+ years), 4 (50-59 years), 5 (60-69 years)	**40%**

PROPOSAL 2	PAGE 54	Our Board Recommends a VOTE FOR

NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS



To hold a non-binding advisory vote approving the compensation of our named executive officers.

PROPOSAL 3	PAGE 55	Our Board Recommends a VOTE FOR

RATIFICATION OF THE 2024 INDEPENDENT AUDITOR



To ratify the selection of RSM US LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

VOTING PROCEDURES AND METHOD OF COUNTING VOTES

Record Date. You are entitled to notice of and to vote at the Annual Meeting if you held of record shares of our common stock at the close of business on March 8, 2024. On that date, 15,185,021 shares of common stock were issued and outstanding for purposes of the Annual Meeting.

Voting Rights. Each share of common stock is entitled to cast one vote for each matter to be voted on at the Annual Meeting. Cumulative voting is not permitted.

Voting Methods:

- Over the Internet at www.proxyvote.com
- By telephone at 1-800-690-6903
- By email to bhb@allianceadvisors.com with your full name and shares owned (for non-institutional investors only)
- At the Annual Meeting, in person
- By mailing your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717

Voting by Proxy. If a proxy card is properly executed, returned to BHB and not revoked, the shares represented by the proxy card will be voted in accordance with the instructions set forth on the proxy card. If you are a shareholder of record and you return a signed and dated proxy card without marking any voting selections, the shares represented will be voted (i) "For" each of the Board nominees named in this proxy statement (the "Director Nominees"), (ii) "For" the non-binding advisory vote approving the compensation of our named executive officers (the "NEOs" or the "Named Executive Officers") and (iii) "For" the ratification of RSM US LLP ("RSM") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024. For participants in Bar Harbor Bankshares's 401(k) Plan (the "Plan"), the Plan trustee shall vote the shares for which it has not received voting direction from the Plan participants utilizing the same voting percentages derived from the Plan participants who did direct how their shares are to be voted.

If your shares are held by your broker, bank, or other agent as your nominee, you will need to obtain a proxy card from the organization that holds your shares and follow the instructions on that form regarding how to instruct your broker, bank, or other agent to vote your shares. Brokers, banks, or other agents that have not received voting instructions from their clients cannot vote on their clients' behalf with respect to proposals that are not "routine" but may vote their clients' shares on "routine" proposals. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner ("broker non-vote"). Proposals 1 and 2 are considered a non-routine matter, and Proposal 3 is considered a routine matter. Therefore, your broker only has discretionary authority to vote your shares with respect to Proposal 3. In the absence of specific instructions from you, your broker does not have discretionary authority to vote your shares with respect to Proposals 1 and 2. Although broker non-votes are counted as shares that are present at the Annual Meeting and entitled to be cast for purposes of determining the presence of a quorum, they will not be counted as votes cast and will not have any effect on voting for a non-routine proposal presented at the Annual Meeting.

The Board at present knows of no other business to be brought before the Annual Meeting. However, persons named in the proxy, or their substitutes, will have discretionary authority to vote on any other business which may properly come before the Annual Meeting and will vote the proxies in accordance with the recommendations of the Board.

You may attend the Annual Meeting even though you have executed a proxy. You may revoke your proxy at any time before it is voted at the Annual Meeting by delivering written notice of revocation to the Secretary of BHB, by delivering a subsequent dated proxy, by voting by telephone or online through the Internet on a later date, or by attending the Annual Meeting and voting in person.

Quorum and Voting Requirements and Counting Votes. The presence at the Annual Meeting, either in person or by proxy, of the holders of not less than a majority of the shares of common stock entitled to be cast on such matter will constitute a quorum. Shareholders who attend the Annual Meeting may revoke their



proxy and vote at the Annual Meeting if they choose to do so. There were 15,185,021 shares of common stock outstanding and entitled to vote at the Annual Meeting on the record date. Therefore, a quorum will be present if 7,592,511 shares are present in person or represented by executed proxies timely and properly received by us at the Annual Meeting. Withheld, abstentions, and broker non-votes will be counted as being present or represented at the Annual Meeting for the purpose of establishing a quorum. If there is no quorum, the holders of a majority of shares of common stock present at the Annual Meeting in person or represented by proxy may adjourn the Annual Meeting to another date.

The affirmative vote of a plurality of the votes duly cast is required for the election of each director in Proposal 1. Proposals 2 and 3 will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal. Abstentions and broker non-votes, if applicable, are not counted as votes cast on any matter to which they relate and will have no impact on the outcome of any matter except for quorum purposes.

Voting Requirements Summary Table

The following table sets forth, among other things, the vote required for approval of each of the proposals to be presented at the Annual Meeting:

Proposal	Voting Options	Vote Required for Approval	Impact of Withhold or Abstentions (as applicable)	Broker Discretionary Voting Allowed?	Effect of Broker Non-Votes
Election of Director Nominees	FOR WITHHOLD	Director Nominees receiving the highest number of FOR votes are elected. If Director Nominees are unopposed, election requires only a single vote FOR or more.	Withheld votes have no effect; not treated as a vote cast, except for quorum purposes	No	No effect
Say-on-Pay	FOR AGAINST ABSTAIN	More FOR votes than AGAINST votes	Abstention votes have no effect; not treated as a vote cast, except for quorum purposes	No	No effect
Ratification of Independent Registered Public Accounting Firm	FOR AGAINST ABSTAIN	More FOR votes than AGAINST votes	Abstention votes have no effect; not treated as a vote cast, except for quorum purposes	Yes	As this proposal is considered routine under the NYSE American LLC ("NYSE American") rules, there will be no broker non-votes on this proposal



Environmental, Social and Governance

Our Environmental, Social and Governance ("ESG") practices embody our commitment to the people and places we serve. Through these principled business practices, we remain committed and connected to our recognized corporate culture of positively impacting society.

In early 2023, we published our third annual ESG Report (the "ESG Report"), which highlights our progress on a variety of ESG topics and is aligned with the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB) frameworks. The ESG Report guides our strategies and reporting as we continue to move forward on our ESG journey. Following the core values that drive our culture, actions and behaviors, we believe these core values, both inside and outside of the workplace, are fundamental in everything we do. This sets us apart and allows us to achieve our goals of generating consistent value for our customers, employees, communities and shareholders. Our 2023 ESG Report can be found on our dedicated ESG webpage: www.barharbor.bank/about-us/esg.

The information on our website, including our ESG Report, is not incorporated by reference or otherwise made a part of this proxy statement.

ESG Oversight

In 2021, we formed a dedicated Environmental, Corporate Social Responsibility, and Governance Committee ("ESGC"), to provide leadership, oversight, and guidance in assisting us to further develop our action plans with regard to:

- Environmental Sustainability
- Health and Safety
- Corporate Social Responsibility
- Corporate Governance
- Reputation
- Diversity
- Equity and Inclusion
- Community Issues
- Political Contributions
- Lobbying
- Other public policy matters relevant to the Company

In 2023, the ESGC met twice to discuss emerging topics and guide the next steps of our plan. While the ESGC is co-chaired by our Chief Human Resources Officer and Corporate Clerk & Director of ESG, our Chief Executive Officer ("CEO") has the ultimate responsibility of reporting ESG initiatives to our Board.

The Governance Committee of our Board (the "Governance Committee") provides the ultimate oversight and direction of all ESG related matters, including the activities of the ESGC, and has a standing agenda item to discuss ESG at every meeting held. This dedicated ESGC is structured as a sub-committee of our Enterprise Risk Management Committee and aligns with the Board's Risk Committee for additional guidance. Our Board is engaged and invested at all levels in the long-term sustainability of our business and in fulfilling our shareholder interests.

Our Employees

We strive to create and maintain an employment environment that attracts and rewards the best talent available, encouraging diversity in hiring practices in the communities in which we do business. We provide competitive compensation and benefits to our employees, and we offer opportunities through training and development. We are committed to maintaining a workplace where all employees feel valued for their contributions and are fully engaged with our business. We believe that a workforce bringing together diverse perspectives, ideas and experiences based on competencies leads to stronger financial performance and retention of the best talent.

Our Communities

Our strong commitment to our communities is underscored in our brand promise:

> *Bar Harbor Bank & Trust is a true community bank. We recognize, appreciate, and support the unique people and culture in the places we call home.*

We share these commitments during the onboarding experience for our new employees and through volunteer opportunities in the communities we serve. In addition to many volunteer hours dedicated, we proudly promote a higher quality of life in the communities we serve and encourage our employees to participate in a charitable fund distributed throughout our region. We also support our employees volunteering their time and talents in the communities where they live and work. We provide paid time off to specifically serve in the community. This community involvement is part of our required brand behaviors and is incorporated into our annual performance reviews.

Environmental Sustainability

We recognize that climate change is a critical challenge with global impacts. Despite limited exposure in the companies and industries we invest in, we understand that climate-related risks can have far-reaching implications for our Company and portfolios. We are committed to continue understanding our carbon footprint and what impacts we have on the climate.

As part of our ongoing commitment to sustainability and responsible investing, we are dedicated to proactively managing climate-related risks and opportunities. As part of this commitment, we are taking concrete steps to enhance our climate strategy. We are actively analyzing our greenhouse gas



emissions, enabling us to better understand our impacts on climate change. This measurement will help us to identify areas for improvement with the intent to help reduce our carbon footprint.

We will also strive to better understand the climate-related risks and opportunities across our operations and investment portfolios. By assessing potential impacts comprehensively, we can develop a cohesive strategy that not only safeguards our business but also aligns with global efforts to address climate change.

We have strengthened our Board and management's oversight of climate-related risks and opportunities and will work to formalize this moving forward. As we continue to develop our climate approach, we will aim to strengthen our reporting in line with the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations.

- TCFD aligned disclosures
  - Climate oversight
  - Climate risk & opportunities
  - Climate-related strategies
  - Metrics & targets *(if available)*

ESG Investment Capabilities

Our wealth management subsidiary, Bar Harbor Wealth Management ("BHWM"), provides expert guidance to a wide array of clients. Our central investment process aligns with sustainable investing as it focuses on investing in quality, well-managed companies that illustrate leadership over their peers. ESG analysis helps uncover both additional investment opportunities and hidden risks, which is why we incorporated ESG performance ratings into our investment process. We recognize that ESG can generate competitive financial returns while also having a positive societal impact. We offer ESG strategies to our clients, including institutional clients and individual investors. These strategies include investing in companies fostering positive social and environmental impacts. We feel ESG principles are at the forefront of successful sustainable growth investing. Our BHWM employees are also at the forefront of this movement. Among the numerous credentials our wealth management employees possess is the Chartered SRI Counselor™ designation. This extensive training gives investment professionals the knowledge of history, definitions, trends, portfolio construction principles, fiduciary responsibilities, ethical and responsible business practices, and best practices for sustainable, responsible, and impact (SRI) investments. The SRI designation is difficult to achieve with few individuals in our markets reaching this pinnacle.

Social

We recognize, appreciate, and support the unique people and culture in the places we call home. When people bank with us, they can expect superior service from bankers who are as passionate about their goals as they are. We believe: Good things happen when we work together.

The Company encourages and supports the personal and professional development of its employees, and recognizes its

responsibility to be an active participant and advocate for community growth and prosperity.

Strengthening the communities we call home is an essential part of our business model. By bolstering the social and economic health and well-being of the communities we serve, we help our customers and colleagues thrive and deliver better results as an organization. Bar Harbor Bank & Trust recognizes, and is committed to, our duty to ensure equal employment opportunity for all employees and applicants for employment.

Access to Underserved and Low-Income Groups

Our commitment to ensuring our financial products are accessible to all and we are meeting the credit needs of our low- to moderate-income customers is reflected in our positive history of Community Reinvestment Act (CRA) ratings over more than three decades.

We have designed and offer various financial products designed to increase access to banking services for underserved groups, including:

- Accounts with no or low monthly fees for those just getting started or looking to re-establish a banking relationship after past challenges. Our Simple Checking product is available with no monthly service charge and also makes Free Online Banking and Free Bill Pay available.
- A variety of overdraft protection options to help customers lessen the financial impact
- An offsite banking program where we bring the opportunity to open accounts to the workplace; which allows our bankers to work with businesses to host account-opening events where employees can easily open an account without leaving their workplace
- A branch and ATM network of over 50 locations in three state;

In addition to efforts to increase banking accessibility for all customers, we are committed to ensuring that product and service information is accurate, comprehensive, and easy to understand. All materials are reviewed to ensure that they comply with legal and regulatory requirements.

As a risk management-focused organization, we are attentive to the changes and challenges our customers face. By working together, we help customers achieve their financial goals. Our collaborative approach to banking relationships helps our customers understand we are working together.

Human Capital Management

Our ability to attract and retain the best diverse talent while sustaining and deepening our current employees' relationship is critical to maintaining our best-in-class customer experience. We are also committed to supporting, developing, and encouraging employees to engage within our communities.

We invest in our employees and continuously encourage them to build the skills they need to become even more valuable team members. We also identify opportunities for employees to take on challenging and intriguing work to advance their career goals and transition into new roles as the banking industry evolves. Developing programs aligned with employee skills and



capabilities is critical to our organization's success and creates robust development opportunities supported by our leaders at every level. To facilitate the promotion of diverse talent internally, we guarantee equal access to training, development opportunities, and tuition reimbursement.

Diversity & Inclusion

We strive to ensure that our teams reflect the communities we serve. Each employee shares responsibility for creating and maintaining an environment of mutual respect and support. We maintain a culturally focused work force that demonstrates respect for the individuality of employees, customers, and prospective clients.

We are committed to providing equal employment opportunity for all employees and applicants for employment in all terms and all personnel activities, such as the recruitment, selection, training, compensation, benefits, discipline, promotion, transfer, layoff, and termination processes.

Our Human Resources department and management work together on making pay and promotional decisions to ensure that decisions are made based on job responsibilities, qualifications, and experience. Annually, BHBT conducts an analysis of its compensation systems to evaluate the impact of those systems on women and minorities. This analysis includes two tailed t-test, anova, and cohort methods and evaluates based on job title and job group.

Governance

We are committed to assuring and maintaining transparent governance through best board governance practices, which are subject to continuous review. We maintain strong risk oversight in management and at the Board-level. We have ongoing dialogue with our shareholders, regulators, customers and employees. Our Board embodies diversity, inclusion and mutual respect with a wide variety of business expertise.

We believe operating our business responsibly and ethically puts us in a position to address the interests of our stakeholders while also creating long-term value for our shareholders. We remain focused on continuing to advance these programs and making a positive, sustainable impact on the communities in which we live and conduct our business.



Corporate Governance

Board Committees

We are committed to objective, independent leadership for our Board and each of its committees. Our Board believes active, objective and independent oversight of management is central to:

- effective Board governance
- serving the best interests of our Company and our shareholders
- executing our strategic objectives
- creating long-term shareholder value

Our Board has adopted rigorous governance practices and procedures focused on our corporate growth in accordance with the Investor Stewardship Group's (the "ISG") Corporate Governance Principles for U.S. Listed Companies. In addition, to maintain and enhance its independent oversight, our Board has implemented measures to further enrich Board composition, leadership and effectiveness. These measures align our corporate governance structure with achieving our strategic objectives and enable our Board to effectively communicate and oversee our culture of compliance and in-depth risk management. Our Board frequently discusses business and other matters with our senior management team, as well as principal advisors including our legal counsel, auditors, consultants and financial advisors.

Board Leadership Structure

The position of Chairman of the Board is currently held by David Woodside; however, Mr. Woodside, will retire from the Board at the Annual Meeting due to the mandatory retirement age. A new chairman of the Board will be selected from the remaining independent Directors that are elected to the Board. Curtis Simard serves as President and Chief Executive Officer. This leadership structure allows Mr. Simard to focus on our operations and business strategy, while Mr. Woodside provides independent leadership for the Board. In addition to management oversight, Mr. Woodside sets the agenda for Board meetings, allowing other directors to raise issues and concerns for Board consideration.

The Board leadership structure is guided by the Governance Committee, which recommends a slate of director nominees and continuing directors consistent with the criteria approved by the Board to the full Board for election at each annual meeting of shareholders. The Governance Committee is keenly focused on the character, integrity, diversity and qualifications of the Board's members, as well as the Board's leadership structure and composition. The Board has concluded that our current leadership structure is appropriate at this time but will continue to periodically review its leadership structure and may make such changes in the future as it deems appropriate.

All of the Director Nominees are considered "independent directors" under the corporate governance standards set forth in

the NYSE American Company Guide or the NYSE American Rules, except for Mr. Simard, our President and CEO. The Chairman of the Board is considered an "independent director." Mr. Simard does not serve as a Chair of any Board committee, nor is he a member of the Board's Audit, Compensation and Human Resources, or Governance Committees. Our Governance Committee nominates an independent director to serve in the Chairman's role for election by the entire Board. The independent directors meet regularly, as they deem appropriate, in executive session immediately after Board meetings to help ensure Board independence and oversight of organizational activities.

The Audit Committee of the Board (the "Audit Committee") meets periodically and receives reports from our independent registered public accounting firm, our independent loan review consultants, and the internal audit team. Our internal auditor conducts a risk assessment audit review and provides audit findings periodically to the Audit Committee.

Role of the Chairman

The Chairman of the Board presides over the meetings of the Board and performs duties as may be assigned, including:

- Presiding at all meetings of the Board, including all executive sessions of the independent directors
- Serving as principal liaison between the President and CEO and the independent directors
- Approving agendas for Board meetings
- Approving information to be presented to the Board
- Approving the schedule of meetings of the Board to ensure there is sufficient time for discussion of agenda items
- Calling meetings of the entire Board or the independent directors as needed
- Participating in consultations and direct communications with major shareholders and their representatives as appropriate

Risk Oversight

Our Board recognizes the importance of maintaining the trust and confidence of our shareholders, customers, and employees. The Board devotes significant time and attention to data and systems protection, including cybersecurity and information security risks. Our Board monitors and manages risks through the activities of select Board committees and in conjunction with our management, internal audit, our independent registered public accounting firm, and other specialized independent advisors. Specialized audits include Information Technology and Security, Bank Secrecy Act, Loan Review, Model Validations, and Trust Operations. The Board regularly discusses risk management practices with senior management.



Board Risk Committee

The current Board Risk Committee of the Board (the "BRC") is comprised of the following directors: Matthew Caras, David Colter, Lauri Fernald, Debra Miller, Brian Shaw, Curtis Simard, Kenneth Smith, Scott Toothaker, and David Woodside. Mr. Smith serves as Chair. BRC members are appointed by the Board and oversees the risk governance structure.

Risk assessment and risk management are the responsibility of our senior management team. The BRC is responsible for oversight and review. Oversight is, in part, conducted through the established Enterprise Risk Management Program and is administered by the Bar Harbor Bank & Trust's (the "Bank" or "BHBT") Chief Risk Officer. As part of the Enterprise Risk Management Program, information from the Bank's business lines is regularly collected and analyzed to identify, monitor, track, and report various risks within the organization.

Key responsibilities include, but are not limited to, internal controls over financial reporting, credit risk, interest rate risk, liquidity risk, operational risk, data and cybersecurity risk, compensation risk, reputational risk, and compliance risk.

The BRC meets at least monthly and receives regular presentations and reports throughout the year on data, cybersecurity and information security risk from management. These presentations and reports address a broad range of topics including updates on technology trends, regulatory developments, legal issues, policies and practices, the external threat environment, both internal and independent vulnerability assessments results, and specific and ongoing efforts by management to prevent, detect, and respond to internal and external critical threats. In addition, the BRC oversees the reporting of the Company's material risks from cybersecurity threats, management's process to monitor, detect, mitigate, and remediate cybersecurity incidents, and the Company's disclosure of any cybersecurity incident deemed material and such materiality determination will be made by the BRC) as required by the U.S. Securities and Exchange Commission (the "SEC") or any other governmental authority, as applicable.

In addition to monthly Board reports, our Board receives real-time reports from our Chief Risk Officer on key developments across the industry, as well as specific information about peers, vendors, compliance developments, fraud trends, customer complaints and other significant incidents. In 2023, the BRC held a total of 12 meetings. Our state-of-the-art information security programs enable us to monitor and promptly respond to threats and incidents, and innovate and adopt new technologies, as appropriate. The BRC shares our goal that each employee is responsible for information security, data security, and proven cybersecurity practices.

The BRC also sets loan policy, establishes credit authorities, and approves or ratifies all extensions of credit to borrowers with loan relationships over $5 million, and regularly reviews credit trends, delinquencies, non-performing loans, charged-off loans, and management's quarterly assessment of the adequacy of the allowance for credit losses. The BRC, in conjunction with the Audit Committee, reviews reports prepared by an independent loan review firm, as well as those issued by our internal audit team to assist in their on-going assessment of credit risk.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee of the Board (the "Compensation and Human Resources Committee") manages executive officer and director compensation, including incentive compensation risk. The Compensation and Human Resources Committee has engaged Meridian Compensation Partners, LLC ("Meridian"), an independent compensation consultant, to provide competitive market data and research into compensation best practices to guide the decisions of the Compensation and Human Resources Committee. The Compensation and Human Resources Committee reviews compensation matters with the assistance of our BRC. These results are reviewed by the Board to ensure incentive plans for executive management and other officers discourage excessive risk-taking. The Compensation and Human Resources Committee administers the Company's Incentive-Based Compensation Recovery Policy (the "Clawback Policy") ensuring that the Clawback Policy complies with all applicable rules and regulations.

In 2023, the Compensation and Human Resources Committee held a total of five meetings.



Board Committees

Our Board has five standing committees—Executive, Audit, Compensation and Human Resources, Governance, and BRC. Charters describing the responsibilities of the Audit, Compensation and Human Resources, and Governance Committees can be found on our website at *www.barharbor.bank* under the Shareholder Relations page. The BRC is discussed on page 8.

Our Board committees regularly make recommendations and report on their activities to the full Board. Each committee may obtain advice from internal or external financial, legal, accounting, or other advisors at their discretion. Our Board, considering the recommendations of our Governance Committee, reviews our committee charters and committee membership at least annually. The duties of our Board committees are summarized below.

Executive Committee
Key Responsibilities

- Exercises all the powers of the Board relating to the ordinary operations of business when the Board is not in session, subject to any specific vote of the Board

- Committee members appointed by the Board after the annual meeting of shareholders

Members: Daina Belair, Matthew Caras, David Colter, Lauri Fernald, Curtis Simard, Kenneth Smith and David Woodside (Chair)

2023 Meetings: 1

Audit Committee
Key Responsibilities

- Oversees qualifications, appointment, performance, compensation, and independence of our independent registered public accounting firm

- Assists the Board in fulfilling its oversight responsibilities with respect to (1) the financial information to be provided to shareholders and the SEC; (2) the review of quarterly financial statements; (3) the system of financial reporting controls management as established; and (4) the internal audit, external audit, and loan review processes

- Oversees compliance with all legal and regulatory requirements

- Makes inquiries of management to assess the scope and resources necessary for the corporate audit function to execute its responsibilities

Independence/Qualifications

- All Audit Committee members are independent under the NYSE American listing requirements and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

- All Audit Committee members are financially literate in accordance with the NYSE American listing standards

- At least one Audit Committee member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a principal financial officer or other senior officer with financial oversight responsibilities and will otherwise qualify as an "audit committee financial expert" as defined by applicable SEC rules. Mssrs. Colter and Toothaker qualify as Audit Committee Financial Experts.

Members: Daina Belair, Debra Miller, Brian Shaw, Scott Toothaker and David Colter (Chair)

2023 Meetings: 4

See Appendix A for the Report of the Audit Committee.



Compensation and Human Resources Committee
Key Responsibilities

- Oversees establishing, maintaining, and administering all compensation programs and employee benefit plans

- Administers the Clawback Policy ensuring that the Clawback Policy complies with all applicable rules and regulations

- Approves, or recommends the CEO's compensation to the Board for further approval by all independent directors, and reviews and approves all other executive officer compensation

- Recommends director compensation for Board approval

- Reviews and approves the terms of any employment agreements, severance agreements, change in control protections and any other compensatory arrangements for the CEO, executive officers and other senior management

- Reviews human capital management practices

- Prepares and reviews its report on executive compensation to be included in our proxy statement or Annual Report on Form 10-K

Independence/Qualifications

- All committee members are independent under the NYSE American listing standards and the rules and regulations of the SEC, including Rule 10C-1(b)(1) of the Exchange Act

Members: Matthew Caras, David Colter, Kenneth Smith, David Woodside and Lauri Fernald (Chair)

2023 Meetings: 5

Further information regarding the Compensation and Human Resources Committee can be found in this proxy statement beginning under the caption "Role of the Compensation and Human Resources Committee" on page 36 and "Risk Oversight— Compensation and Human Resources Committee" on page 8.

Governance Committee
Key Responsibilities

- Oversees the Board's governance processes

- Screens director candidates, recommending nominees to the full Board (including the slate of returning directors) to be elected each year

- Identifies and reviews the qualifications of potential Board members; recommends nominees for election to the Board

- Recommends the size and composition of the Board

- Recommends committee structure and membership

- Sponsors new director orientation and education

- Reviews and assesses shareholder input and our shareholder engagement process; provides shareholder feedback to the full Board

- Oversight for all ESG-related matters

Independence/Qualifications

- All committee members are independent under the NYSE American listing standards and the applicable rules and regulations of the SEC

Members: Daina Belair, Martha Dudman, Lauri Fernald, David Woodside and Matthew Caras (Chair)

2023 Meetings: 4

Board Risk Committee
Key Responsibilities

- Oversees risk governance structure

- Reviews risk management, risk assessment guidelines, policies regarding market, credit, operations, liquidity, funding, reputation, compliance

- Reviews enterprise risk, as well as other risks as necessary to fulfill the BRC's oversight duties and responsibilities

- Oversees the reporting of the Company's material risks from cybersecurity threats, management's process to monitor, detect, mitigate, and remediate cybersecurity incidents, and the Company's disclosure of any cybersecurity incident deemed material as required by the SEC or any other governmental authority, as applicable

- Approval mechanism for all loan relationships >$5 million

Independence/Qualifications

- All committee members (besides Curtis Simard) are independent under the NYSE American listing standards

- Reviews risk appetite and tolerance

- Oversees capital, liquidity, and funding in coordination with the Asset/Liability Management Committee of our subsidiary, BHBT

Members: Matthew Caras, David Colter, Lauri Fernald, Debra Miller, Brian Shaw, Curtis Simard, Scott Toothaker, David Woodside and Kenneth Smith (Chair)

2023 Meetings: 12

Further information regarding the BRC can be found in this proxy statement beginning under the caption "Risk Oversight—Board Risk Committee" on page 8.



Compensation and Human Resources Committee Interlocks and Insider Participation

No member of our Compensation and Human Resources Committee (i) is or has ever been an employee of the Company or our Bank, (ii) was, during the last completed fiscal year, a participant in any related-party transaction requiring disclosure under "Certain Relationships and Related-Party Transactions," except with respect to loans made to such Compensation and Human Resources Committee members in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties or (iii) had, during the last completed fiscal year, any other interlocking relationship requiring disclosure under applicable SEC rules.

Other Risk Oversight Committees

A network of management oversight committees has been established to assist our Board in fulfilling its risk management responsibilities. These oversight committees have the delegated authority and specific duties to execute our risk management policy. Specifically, the committees listed below are responsible for the ongoing identification, measurement, monitoring, and management of risk.

- **Enterprise Risk Management Committee** is responsible for reviewing and recommending for approval risk mitigation strategies, risk acceptance, as well as ongoing assessment of the adequacy and effectiveness of internal controls, and oversight of any risk mitigation plans. This committee ensures our company has an appropriate balance between business development objectives, risk tolerances, cost of internal control, operational efficiency, regulatory requirements, and customer experiences.

- **Management Loan Committee** oversees the management of credit risk related to the lending portfolio of the Bank and associated activities, including credit quality, loan production, credit delivery activities, credit policies, problem loan management, and the collection processes. This committee meets regularly and can approve aggregate loan exposure for borrowers up to $5 million.

- **Information Technology & Operations Steering Committee** is responsible for developing and implementing our technology and operations strategies. This committee manages the implementation of operational risk management practices, including the development of internal policies, procedures and risk tolerance guidelines, assures the quality and performance of the Bank's project management practices, and ensures the organization's operational objectives are achieved in a safe and sound manner.

- **Asset Liability Management Committee** is responsible for the management of interest rate risk, liquidity risk, market risk, and capital adequacy levels, as well as developing strategies governing the effective management of our balance sheet and income statement.

We believe our risk management activities and detailed reports provide clear and concise information to our senior management team, as well as the Board to adequately evaluate compliance with our risk management programs and policies.



ISG Corporate Governance Framework

We follow the Investor Stewardship Group ("ISG") Corporate Governance Framework for U.S. Listed Companies. The ISG principles and our corresponding practices are as follows:

Principle 1: **Boards are accountable to shareholders**	• All Directors are elected annually • We have proxy access with market terms • We have robust corporate governance disclosures • We have responded to all shareholder proposals that received majority support
Principle 2: **Shareholders should be entitled to voting rights in line with their economic interest**	• Each shareholder gets one vote per share on all matters
Principle 3: **Boards should be responsive to shareholders and be proactive in order to understand their perspectives**	• We have a robust shareholder engagement program to discuss our business, corporate governance, executive compensation, and sustainability practices • Our Board considers the feedback received from shareholder engagement when structuring governance, compensation, and sustainability practices
Principle 4: **Boards should have a strong independent leadership structure**	• The Chair of the Board is an independent, non-executive Director with a robust oversight role that has clearly defined duties that are disclosed to shareholders • Each Committee of the Board is chaired by an independent Director • The Board leadership structure is considered at least annually
Principle 5: **Boards should adopt structures and practices that enhance their effectiveness**	• Excluding our CEO, 100% of our Board is independent • The Board regularly reviews Director skills with a commitment to Director refreshment to ensure the Board meets the Company's evolving oversight need • Each committee of the Board has an extensive detailed charter outlining the committee's duties and responsibilities • Board members have complete access to Company officers and counsel and may retain outside counsel, financial or other advisors as the Board deems appropriate
Principle 6: **Boards should develop management incentive structures that are aligned with the long-term strategy of the company**	• The Compensation and Human Resources Committee annually reviews and approves incentive compensation program design, goals, as well as including a peer comparable analysis and objectives for alignment with compensation and BHB's business strategies



Governance Procedures and Related Matters

Code of Conduct and Business Ethics

Our Code of Conduct and Business Ethics ("Code of Conduct") applies to all our directors, executive officers, employees, contractors and consultants, and articulates our philosophy regarding ethical conduct in the workplace. The Code of Conduct establishes standards for behavior, including standards specific to compliance with laws and regulations, actual or potential conflicts of interest, fairness, insider trading, use of our customers' information, and public and financial disclosure.

Our Code of Conduct also provides clear guidance on reporting concerns or offenses. Also, we have adopted a Code of Ethics for Senior Financial Officers that supplements the more general Code of Conduct and conforms to the requirements of the Sarbanes-Oxley Act of 2002 and NYSE American listing standards.

The Company intends to disclose any amendments to, or waivers from, the Code of Conduct or the Code of Ethics for Senior Financial Officers that are required to be disclosed pursuant to Item 5.05 of Form 8-K on our website at *www.barharbor.bank/about-us/shareholder-relations/governance.* Information contained on our website is not incorporated by reference into this proxy statement.

Securities and Insider Trading Policy

We maintain a Securities and Insider Trading Policy that applies to all our directors, executive officers, employees, contractors and consultants. The policy is designed to prevent insider trading, or even the appearance of insider trading, and to protect our reputation, integrity and ethical conduct. A copy of this policy is available on our website at *www.barharbor.bank/about-us/shareholder-relations/governance.* Information contained on our website is not incorporated by reference into this proxy statement.

Prohibition on Hedging

Our Securities and Insider Trading Policy prohibits directors, executive officers, employees, contractors and consultants from engaging in any hedging activity involving our securities.

Clawback Policy

BHB maintains a policy required by the rules of the NYSE American and the SEC providing that, subject to certain exemptions provided by the rules of the NYSE American and the SEC, in the event that the Company is required to prepare an accounting restatement, it will recover incentive based-compensation received by any current or former executive officer that was based upon the attainment of a financial reporting measure that was erroneously awarded during the three-year period preceding the date that the restatement was required.

Board Independence

Under NYSE American corporate governance standards, a majority of the Board must be "independent directors" as defined in Section 803A of the NYSE American Rules. According to Section 803A, "independent director" means a person other than an executive officer or employee of our Company. In addition, for a director to qualify as "independent," the Board must affirmatively determine that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that all the director-nominees listed in this proxy statement meet the applicable independence standards except for Curtis Simard, our President and CEO. Mr. Simard is not a member of the Audit, Compensation and Human Resources, or Governance Committees.

Identifying and Evaluating Director Candidates Board Composition

Our Board oversees the business and affairs of our organization. Our Board provides active and independent oversight of management. To carry out Board responsibilities, we seek candidates with:

- Strong business judgment
- High personal integrity
- Demonstrated achievement in public or private companies
- Proven leadership and management ability
- Understanding of our markets
- Dedicated—able to devote the necessary time to oversight
- Free of potential conflicts of interests
- Collegial manner

As noted, the Governance Committee identifies nominees to serve as directors primarily by accepting and considering the suggestions and nominee recommendations made by directors, management and shareholders. To date, the Governance Committee has not engaged any third parties to assist in identifying candidates for the Board. The Governance Committee considers a potential candidate's background, business and professional experience, demonstrated business acumen (including any requisite financial expertise or other special qualifications), ethical character, current employment, the ability to exercise sound business judgment, and a commitment to understanding our company, our business and the industry in which we operate.

Our Board seeks directors whose complementary knowledge, experience, and skills provide a broad range of perspectives and leadership expertise in financial services and other highly complex and regulated industries, strategic planning and business development, business operations, marketing and distribution, technology/cybersecurity, risk management and financial controls, human capital management, corporate



governance, public policy, and other areas important to our business strategy and oversight. In addition, the Governance Committee considers a candidate's experience at a regulated financial institution and whether a candidate has sufficient time to devote to the responsibilities of being a director, their community service or other board service, as well as the racial, ethnic, and gender diversity of the Board. Candidates are subject to a background check and must be clear of any judgments or sanctions. The Governance Committee generally considers a candidate's qualifications with respect to these broad criteria and assesses whether the candidate can make decisions on behalf of or while representing us in a manner consistent with our stated business goals and objectives.

The Governance Committee and our Board also assesses directors' age and tenure, and Board continuity; as it strives to achieve a balance between the perspectives of new directors and those of longer-serving directors with industry and institutional insights.

The Governance Committee will also consider the candidate's "independent" status in accordance with applicable regulations and listing standards. The Governance Committee will consider nominees recommended by shareholders. Any shareholder wishing to nominate a candidate for director must follow the procedures for submission of proposals defined in the section of this proxy statement entitled "Nominations by Shareholders and Other Shareholder Proposals."

Director Tenure

Each elected director serves until the next succeeding annual meeting of shareholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal from office. The Board has not established limits on the number of terms that may be served by a director. However, our bylaws ("Bylaws") provide that directors will not be nominated for election or re-election after their 72nd birthday except that the full Board may nominate candidates over 72 years of age for election or re-election for a single annual term for special circumstances as determined by the Board for the benefit of the shareholders. We believe the Company's best interests are served when the Board is represented by individuals who have developed, over time, valuable insight into our operations, businesses, as well as a profound understanding of our core values and goals toward community growth and prosperity.

Bar Harbor Wealth Management Committee

Our Company, indirectly through BHBT, has an additional wholly-owned subsidiary—BHWM. BHWM has a separate committee. The committee membership is composed of: Daina Belair, Martha Dudman, Debra Miller, Brian Shaw and Curtis Simard. These directors oversee BHWM, which offers trust and wealth management services to clients. Ms. Belair serves as the Chair of the committee.

CEO and Senior Management Succession Planning

Our Board oversees CEO and senior executive management succession planning which is formally reviewed at least annually. Our CEO and our Human Resources Officer provide our Board with recommendations and evaluations of potential CEO successors and review their development progress. Our Board reviews potential internal senior executive management candidates with our President and CEO and our Human Resources Officer, including the qualifications, experience, and development priorities for these individuals. Directors engage

with potential candidates at Board and committee meetings and in less formal settings to allow directors to personally assess their qualifications.

Further, our Board periodically reviews the overall composition of our senior management's qualifications, tenure, and experience. Our Board also establishes steps to address emergency succession planning in extraordinary circumstances. Our emergency succession planning is intended to enable us to respond to unexpected position vacancies, including those resulting from a major catastrophe, by continuing our safe and sound operation and minimizing potential disruption or loss of continuity to our organization's business and operations.

Board Meetings, Committee Membership, and Attendance

In 2023, our Board held 10 regular meetings, one strategic planning meeting, for measurement against strategic objectives meetings, and one annual meeting. Directors are expected to attend our annual meetings of shareholders, our Board meetings and the committee meetings of committees of which they are members. Each of our directors attended at least 96.0% of the total number of meetings of our Board and each of the committees on which they served during 2023. In addition, all the Directors serving on our Board at the time of our 2023 Annual Meeting of shareholders attended the meeting.

Board Diversity

Although we do not maintain a formal diversity policy, our Board views diversity as a priority and seeks representation across a range of attributes, including gender, race, ethnicity, and professional experience. It regularly assesses our Board's diversity when identifying and evaluating director candidates. In addition, our Board seeks to include members who are independent, possess financial literacy and expertise, and have an understanding of risk management principles, policies, and practices, and have experience in identifying, assessing, and managing risk exposures. Our 10 Director Nominees reflect the Board's commitment to identifying, evaluating, and nominating candidates who possess personal qualities, qualifications, skills, and diversity of backgrounds, and provide a mix of tenures that, when taken together, best serve our Company, shareholders and all stakeholders.

Shareholder Engagement

Our Board and management regularly engage with our shareholders to solicit their views and input on Company performance, corporate governance, ESG and other topics of interest to shareholders, such as human capital management, and executive compensation matters. These meetings may include participation by our Chairman, President and CEO, Chief Financial Officer, or other senior management members, and they generally focus on our performance, strategy, and business development. The combination of information received in investor meetings and shareholder engagement meetings regularly provides the Board and management with insights into the comprehensive scope of topics important to our shareholders.

Additional Corporate Governance Information

More information about our corporate governance can be found on our website at *www.barharbor.bank*. Information contained on our website is not incorporated by reference into this proxy statement. Shareholders may also obtain copies of this proxy statement, free of charge, as well as our other corporate filings at our website.



Beneficial Ownership of Common Stock

The following table sets forth information regarding the beneficial ownership of our common stock as of March 8, 2024 by (1) each person or entity known by us to own beneficially more than 5% of the outstanding common stock calculated on the number of shares outstanding on March 8, 2024; (2) each current director and Director Nominee for election to the Board; (3) each NEO; and (4) all directors and executive officers as a group. We had 15,185,021 shares of common stock, net of treasury shares, outstanding as of March 8, 2024. Unless otherwise indicated, the address of all individuals listed below is 82 Main Street, PO Box 400, Bar Harbor, Maine, 04609.

The information provided is based on our records and information furnished by the persons listed. We are not aware of any arrangement that could at a subsequent date result in a change in control of our company.

The number of shares beneficially owned by the person(s) set forth below is determined under the rules of Section 13 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of March 8, 2024. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. Included in the amount of common stock beneficially owned are shares of common stock underlying options and other derivative securities that are currently exercisable or will become exercisable within 60 days of March 8, 2024. Ownership percentages reflect the ownership percentage assuming that such person, but no other person, exercises all options and other derivative securities to acquire shares of our common stock held by such person that are currently exercisable or exercisable within 60 days of March 8, 2024. The ownership percentage of all executive officers and directors, as a group, assumes that all 16 persons, but no other persons, exercise all options and other derivative securities to acquire shares of our common stock held by such persons that are currently exercisable or exercisable within 60 days of March 8, 2024.

NAME OF BENEFICIAL OWNERS	TITLE OF CLASS	AMOUNT OF BENEFICIAL OWNERSHIP	FOOTNOTES	PERCENT OF CLASS[1]
5% or more beneficial owners				
FMR LLC	Common	1,362,523	[2]	8.99%
BlackRock, Inc.	Common	1,317,069	[3]	8.70%
Dimensional Fund Advisors LP	Common	807,635	[4]	5.30%
The Vanguard Group	Common	758,647	[5]	5.01%
DIRECTORS & DIRECTOR NOMINEES				
Belair, Daina H.	Common	10,975	[6]	*
Caras, Matthew L.	Common	18,061		*
Colter, David M.	Common	9,659		*
Dudman, Martha T.	Common	20,513		*
Fernald, Lauri E.	Common	16,147		*
Jones, Heather D.	Common	—		*
Miller, Debra B.	Common	2,809		*
Shaw, Brian D.	Common	4,282		*
Simard, Curtis C.	Common	113,210		*
Smith, Kenneth E.	Common	23,946	[7]	*
Toothaker, Scott G.	Common	40,524	[8]	*
Woodside, David B.	Common	22,492	[9]	*
NAMED EXECUTIVE OFFICERS				
Iannelli, Josephine	Common	38,800	[10]	*
Colombo, Marion	Common	22,576	[10]	*
Mercier, John M.	Common	22,596	[10]	*
Edgar, Jason P.	Common	17,503	[10]	*
All directors and executive officers as a group (16 persons)		384,093		2.53%

* Represents less than 1% of total

** Named Executive Officers includes Curtis Simard, who is listed above as he serves as CEO, President and Director.

1. Unless otherwise indicated, an individual has sole voting power and sole investment power with respect to the indicated shares. All individual holdings amounting to less than 1% of issued and outstanding common stock are marked with an (*).

2. FMR LLC holdings are disclosed based on their ownership as of December 31, 2023 as filed with the SEC on Schedule 13G/A on February 9, 2024. The address of FMR LLC is 245 Summer Street, Boston, MA 02210

3. BlackRock, Inc, holdings are disclosed based on their ownership as of December 31, 2023 as filed with the SEC on Schedule 13G/A on January 25, 2024. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

4. Dimensional Fund Advisors LP holdings are disclosed based on their ownership as of December 31, 2023 as filed with the SEC on Schedule 13G filed on February 9, 2024. The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, TX 78746.

5. The Vanguard Group holdings are disclosed based on their ownership as of December 31, 2023 as filed with the SEC on Schedule 13G on February 13, 2024. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355.

6. Includes 1,670 shares owned by Ms. Belair's spouse.

7. Includes 4,312 shares over which voting and dispositive powers are shared jointly with Mr. Smith's spouse.

8. Includes 4,500 shares over which voting and dispositive powers are shared with Mr. Toothaker's spouse.

9. Includes 4,563 shares over which voting and dispositive powers are shared jointly with Mr. Woodside's spouse. This also includes 1,500 shares owned by Mr. Woodside's spouse over which he does not have voting or dispositive powers.

10. The table below includes (a) shares the NEOs own directly, (b) shares over which NEOs have voting power of fully vested shares under our 401(k) Plan, (c) time-vested and performance shares (disclosed at Target) scheduled to be issued to the executives within 60 days of the March 8, 2024 record date under the long-term incentive plans. These ownership positions are set forth in the table below:

NAME	DIRECT (a)	401(K) PLAN (b)	LONG TERM INCENTIVE EQUITY (c)
Simard, Curtis C.	97,043	1,667	14,500
Iannelli, Josephine	33,669	—	5,131
Colombo, Marion	19,262	—	3,314
Mercier, John M.	19,282	—	3,314
Edgar, Jason P.	14,296	—	3,207

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and beneficial owners of more than 10% of the Company's common stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on its review of the copies of such forms received by it, and written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2023, its executive officers, directors and greater than ten percent beneficial shareholders timely complied with all applicable Section 16(a) filing requirements, except as follows: (i) eight transactions by Mr. Woodside, 12 transactions by Mr. Smith and four transactions by Mr. Simard, due to the filers inadvertently filing certain transactions on such reporting person's Form 5 filed with the SEC on February 14, 2024 that should have been filed earlier in the year on Form 4. and (ii) one late report on Form 3 by Ms. Iannelli due to an inadvertent administrative error.



Proposal 1
Election of Directors

Directors and Nominees

The Board of Directors is comprised of one class of directors that is elected annually. Each director serves a term of one year until the next annual meeting of shareholders and shall serve until his or her successor has been elected and qualified or until his or her earlier resignation or removal from office. All of BHB's current directors were elected to a one-year term at the most recent annual meeting of shareholders held on May 18, 2023 , except Ms. Jones who is a new Director Nominee. Each director nominee has consented to being named in this proxy statement and to serving as a director if elected.

Listed are each Director Nominee's name, age as of our Annual Meeting date, tenure of Board service, committee memberships, principal occupation, business experience, Board Committee positions, and positions with our subsidiaries consisting of BHBT and BHWM. We also discuss the qualifications, attributes, and skills that led our Board to nominate each director for election.

The terms of all current directors expire at the Annual Meeting.

NAME	AGE	YEAR FIRST ELECTED OR APPOINTED DIRECTOR	POSITION(S) WITH OUR COMPANY	POSITION(S) WITH OUR SUBSIDIARIES
Daina H. Belair	68	2015	Director	Director, BHBT since 2015
				Director, BHWM since 2022
Matthew L. Caras	67	2014	Director	Director, BHBT since 2014
David M. Colter	56	2016	Director	Director, BHBT since 2016
Lauri E. Fernald	62	2005	Director	Director, BHBT since 2005
Heather D. Jones	53	Nominee	Nominee	None
Debra B. Miller	66	2022	Director	Director, BHBT since 2022
				Director, BHWM since 2022
Brian D. Shaw	55	2023	Director	Director, BHBT since 2023
				Director, BHWM since 2023
Curtis C. Simard	53	2013	Director, President and CEO	President and CEO of BHBT since 2013
				Director, BHBT since 2013
				Director, BHWM since 2022
Kenneth E. Smith	70	2004	Director	Director, BHBT since 2004
Scott G. Toothaker	61	2003	Director	Director, BHBT since 2003



NUMBER OF BOARD AND COMMITTEE MEETINGS HELD IN 2023					
BOARD	EXECUTIVE	AUDIT	COMPENSATION & HUMAN RESOURCES	GOVERNANCE	BOARD RISK
10	1	4	5	4	12

Note: In addition to the number of formal meetings reflected above, from time to time our Board and/or its committees also held educational and/or informational sessions related to emerging topics and best practices.

Our Board has determined that all but one of the Director Nominees are "independent directors" in accordance with applicable laws, regulations, and NYSE American listing requirements. The exception is director nominee Curtis C. Simard, who currently serves as our President and CEO. Mr. Simard is not a member of the Audit, Compensation and Human Resources, or Governance Committees.

The Board selected our 10 director nominees based on their satisfaction of the core attributes described starting on page 13, and the belief that each can make substantial contributions to our Board and Company. Our Board believes our nominees' depth of experience and their mix of attributes strengthen our Board's independent leadership and effective oversight of management relating to our businesses, our industry's operating environment, and our long-term strategy. Our 10 director nominees:

- are seasoned leaders who have held diverse leadership positions in complex, highly regulated businesses (including banks and other financial services organizations)

- have served as chief executives or other senior positions in the areas of finance, legal, public relations, marketing and customer service

- bring deep and diverse experience in public and private companies, financial services, the public sector, nonprofit organizations, and other domestic and international businesses

- are experienced in regulated, non-financial services industries and organizations, adding to our Board's understanding of overseeing a business subject to governmental oversight, and enhancing the diversity of our Board with valuable insights and fresh perspectives that complement those of our directors with specific experience in banking or financial services

- represent diverse backgrounds and viewpoints

- strengthen our Board's oversight capabilities by having varied lengths of tenure that provide historical and new perspectives about our company

Stock Ownership Guidelines

Our Bylaws require that each director own a minimum of 500 shares no later than one year following their initial election to the Board. In addition, our Board has implemented a policy requiring each director to own a minimum of five times his or her annual stipend. Ownership must be attained within five years of a director's initial election and may include their 500 qualifying shares.

All current director nominees are in conformity with the Bylaws in connection with stock ownership.

Vote Required

Please see "Voting Requirements Summary Table" on page 3 of this proxy statement regarding the specifics of the vote required.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE 10 DIRECTOR NOMINEES.



Director Nominees

Key

        

| Executive Leadership | Financial Services Industry | Financial Reporting/ Audit/Capital Plan | Risk Management | Financial Services Compliance/ Legal/Regulatory | Technology/ Information Security/ Cybersecurity | Mergers & Acquisitions | Human Capital Management | Public Company Experience |



Daina H. Belair

Age: 68 | Director Since: 2015 | Independent

       

Ms. Belair is a retired attorney and a member of the New York and District of Columbia Bar Associations. In 2008, she relocated to Maine where she owned and operated the Inn at Sunrise Point until mid-2021. During her more than 25 years as a practicing attorney, she specialized in banking and financial services. From 2002 to 2006, she served as General Counsel and Managing Director of U.S. Trust Corporation and its subsidiary banks, U.S. Trust Company of New York and U.S. Trust Company, N.A. Prior to that, she was employed by Citibank, N.A. for 15 years, as a Vice President and Managing Director, and held various senior division general counsel and compliance officer positions for Citibank's international corporate and institutional business as well as general counsel for the Citibank Private Bank. Earlier in her career she practiced law in Washington, D.C. At this time, she primarily resides in South Carolina but maintains family and business ties to Maine and New England.

Professional and Leadership Highlights:

- Significant banking, wealth management and regulatory experience
- Served as a Director of various private not-for-profit organizations, including Home Counselors Inc. in Maine and Women in Housing and Finance in Washington DC
- Served as Director and Treasurer of the Penobscot Bay Chamber of Commerce and as President of the Lincolnville Business Group
- Served on the Town of Lincolnville Budget Committee

Committee Memberships:

- Audit Committee
- Executive Committee
- Governance Committee
- Bar Harbor Wealth Management Committee (Chair)

Ms. Belair's legal background in the financial services industry and hospitality experience provides valuable guidance to the Board.





Matthew L. Caras, JD

Age: 67 | Director Since: 2014 | Independent

    

An attorney and member of the Maine Bar, Mr. Caras is a founder and principal of Leaders LLC, a mergers and acquisitions advisory services firm representing public, private, and family owned businesses in a broad range of industries throughout the United States and globally. Mr. Caras is also a mediator and neutral negotiation facilitator who has conducted over 150 mediation sessions and facilitated transactions as a neutral party. Mr. Caras resides in Arrowsic, Maine.

Professional and Leadership Highlights:

- Serves on the Arrowsic, Maine Zoning Board of Appeals
- Former partner, department chair, and member of the executive committee of Verrill, a full-service law firm with over 150 attorneys and offices in Portland, Maine; Boston, Massachusetts; and Westport, Connecticut
- A.B., cum laude, Bowdoin College; J.D., with honors, University of Connecticut School of Law

Committee Memberships:

- Executive Committee
- Compensation And Human Resources Committee
- Board Risk Committee
- Governance Committee (Chair)

Mr. Caras' legal expertise in commercial transactions, as well as his business knowledge of the many industries with which we conduct business is invaluable to the Board with our growing customer service area throughout Northern New England.



David M. Colter

Age: 56 | Director Since: 2016 | Independent

       

Mr. Colter currently serves as President and Chief Executive Officer of GAC Chemical Corporation ("GAC") in Searsport, Maine. GAC manufactures and distributes industrial, specialty, and fine inorganic and organic chemicals. Prior to joining GAC and moving to Maine, he worked for Ernst & Young in Ohio in their Financial Institutions Group. Mr. Colter resides in Hampden, Maine.

Professional and Leadership Highlights:

- Board member, Maine State Chamber of Commerce
- Executive Committee and Audit Committee member of the University of Maine Pulp and Paper Foundation
- Board member, Maine International Trade Center
- Holds Certified Public Accountant and Chartered Global Management Accountant designations
- Former member of the Board, Executive Committee and Treasurer for the Ronald McDonald House, NW Ohio
- Former District Chairman, Waldo District, Boy Scouts of America

Committee Memberships:

- Board Risk Committee
- Compensation And Human Resources Committee
- Executive Committee
- Audit Committee (Chair)

Mr. Colter's experience as the principal executive officer of a manufacturing company, as well as his educational and professional credentials, bring essential qualifications and skills to the Board.



Lauri E. Fernald

Age: 62 | Director Since: 2005 | Independent

    

Ms. Fernald is the owner in Jordan Fernald Funeral Home headquartered in Mount Desert, Maine, and she is a Certified Funeral Service Practitioner. Ms. Fernald resides in Mount Desert, Maine.

Professional and Leadership Highlights:

- Serves on the finance committee of Hospice Volunteers of Hancock County
- Senior Warden and Altar Guild Member, Parish of St. Mary and St. Jude Episcopal Church of Northeast Harbor and Seal Harbor
- Member for the Maine Coast Memorial Hospital Foundation Council
- Current member of numerous foundations and associations including the Woodbine Cemetery Association of Ellsworth, and the Treasurer and Sexant Brookside Cemetery Corp. of Mount Desert

Committee Memberships:

- Governance Committee
- Board Risk Committee
- Executive Committee
- Compensation and Human Resources Committee (Chair)

Ms. Fernald's commercial and community service experience brings a depth of knowledge and perspective to the Board and the markets we serve.

Heather D. Jones

Age: 53 | Director Since: Nominee | Independent

    

Ms. Jones began her professional career in New York City in Human Resources, first at Lehman Brothers and then at Philips Electronics NAC. After moving to Maine in 1997, Ms. Jones worked at the Bar Harbor Chamber of Commerce and later in real estate on and around Mount Desert Island. As an owner of the firm, she led and oversaw all operations of the business for more than a decade, including developing a dedicated Property Management Division. Today, Ms. Jones is the Owner of Jones Business Services, LLC providing accounting and organizational support to area small businesses. Ms. Jones resides in Mount Desert, Maine.

Professional and Leadership Highlights:

- Served as the Chair of the MDIRSS AOS 91 School Board
- Served on the Stroud Fund which was established in 1990 to support community needs and projects
- Served as Chair of the Mount Desert Nursery School Board
- Served as Chair of the Mount Desert Planning Board

Committee Memberships:

- New Director Nominee

Ms. Jones' leadership and management roles have given her experience in evaluating business plans of varying types of organizations that uniquely provide direct perspective to the economies of many of the Company's markets. Furthermore, her experience in developing human capital at all levels offers valuable insight to the Board.





Debra B. Miller

Age: 66 | Director Since: 2022 | Independent

     

Ms. Miller served as the Vice President of External Relations at the NH Community Loan Fund from 2013 until her retirement in June of 2023. She oversees the organization's philanthropy, marketing and communications as well as their public policy efforts. She previously also served as Senior Vice President and Director of Corporate Affairs in New England for Citizens Bank where she was responsible for overseeing public and community relations, media relations, internal communications, special events, charitable contributions, marketing sponsorships and government affairs for the New England region. In addition, she was responsible for the bank's Community Reinvestment Act programs throughout its then 13-state footprint. Ms. Miller resides in Londonderry, New Hampshire.

Professional and Leadership Highlights:

- Received a BS in Urban Affairs and Economics from Winston-Salem University
- Previously served as the Chair of the Board of Trustees for Winston-Salem State University and the past chair of Whittier Street Health Center in Roxbury, MA
- Previously appointed by New Hampshire Governor Jeanne Shaheen to serve as a trustee for the University System of New Hampshire where she chaired the External Affairs Committee
- Among other awards, recognized as one of New Hampshire's Remarkable Women by New Hampshire Magazine, received the Susan B. Anthony Award from the Manchester YWCA, and received the Leading Women Award from the Girl Scouts Patriots' Trail Council

Committee Memberships:

- Audit Committee
- Board Risk Committee
- Bar Harbor Wealth Management Committee

Ms. Miller's significant experience in banking and compliance combined with her community service experience provides a valuable combination of proven skills and insights to the Board.



Brian D. Shaw

Age: 55 | Director Since: 2023 | Independent

   

Mr. Shaw owns a real estate contracting and development business, with activities ranging from projects for specified clients to developing a portfolio of his own accord. Both segments range from single-family residences to medium-scale hospitality properties to multi-family properties of varying sizes. His services include original engineering to final finish carpentry. Mr. Shaw resides in Bar Harbor, Maine.

Professional and Leadership Highlights:

- Graduate of Eastern Maine Technical College with degrees in construction design and architecture
- Experience in navigating various economic and real estate cycles
- Past member of the Board of the Hattie A. and Fred C. Lynam Trust, which was established in 1942 for the support of charitable organizations and educational scholarships throughout Mount Desert Island

Committee Memberships:

- Audit Committee
- Board Risk Committee
- Bar Harbor Wealth Management Committee

Mr. Shaw's executive leadership and commercial service experience brings a depth of knowledge and perspective to the Board and the markets we serve.





Curtis C. Simard

Age: 53 | Director Since: 2013

        

Mr. Simard has served as our President and Chief Executive Officer since August 10, 2013. Prior to joining the Bank, he served as Senior Vice President and Managing Director of Corporate Banking for TD Bank from 2002 to 2013. He was also affiliated with First New Hampshire Bank and its successor, Citizens Bank, from 1992 to 2002 working on various business initiatives. Mr. Simard resides in Mount Desert, Maine.

Professional and Leadership Highlights:

- Serves as a member on the Executive Committee of Maine Bankers Association

- Serves as a member of the Board of Directors of Friends of Acadia and the Ellsworth Business Development Corporation

- Serves as a member of the Board of Directors, Executive Committee and Public Policy Subcommittee at the Business and Industry Association of N.H

- Past Chair of Maine Bankers Association

- Previous Board member of Northern Light Maine Coast Memorial Hospital, Seal Cove Auto Museum and the Abbe Museum, a Smithsonian affiliate representing Native American Culture

Committee Memberships:

- Executive Committee

- Bar Harbor Wealth Management Committee

- Board Risk Committee

Mr. Simard's position as our President and CEO, his extensive track record of success in banking throughout the Northeastern United States, particularly New England, and his leadership of our company provides him with considerable insight into our opportunities, challenges, and operations.



Kenneth E. Smith

Age: 70 | Director Since: 2004 | Independent

   

Mr. Smith is the former owner and innkeeper of Manor House Inn from 2003-2020 at which time he retired, and was the former owner of Wonder View Inn, both of which are lodging facilities located in Bar Harbor, Maine. Mr. Smith resides in Bar Harbor, Maine.

Professional and Leadership Highlights:

- 40 years plus of experience and expertise in the hospitality and customer service industry

- Member of Anah Shrine

- Member of Acadia National Park Advisory Committee

- Vice Chair of the Bar Harbor Housing Authority

- Former Chairman and long-time member of the Bar Harbor Town Council

- Past President and current member of the Bar Harbor Rotary Club

Committee Memberships:

- Executive Committee

- Compensation And Human Resources Committee

- Board Risk Committee (Chair)

Mr. Smith's expertise in the hospitality industry is beneficial to the Board as it represents a critical segment of the local economy and our commercial loan portfolio.





Scott G. Toothaker

Age: 61 | Director Since: 2003 | Independent

     

Mr. Toothaker serves as the Office Managing Partner of Marcum, LLP, New Hampshire, an international accounting and advisory firm with locations throughout the United States. Mr. Toothaker resides in Nashua, New Hampshire.

Professional and Leadership Highlights:

- Holds an MBA from the University of Maine and a BS and MTax from Bentley College

- Experience in navigating financial management and transition across many industries and through various economic cycles

Committee Memberships:

- Audit Committee

- Board Risk Committee

As a practicing CPA, Mr. Toothaker has experience across business and personal financial management that is well suited in his role as a director.

 

Board Skills and Demographics—Bar Harbor Bankshares

	BELAIR	CARAS	COLTER	FERNALD	JONES	MILLER	SHAW	SIMARD	SMITH	TOOTHAKER	TOTAL
SKILLS AND EXPERIENCE											
Executive Leadership	●	●	●	●		●	●			●	7
Financial Services Industry	●		●		●		●	●			5
Financial Reporting/ Audit/ Capital Planning	●	●	●	●	●	●	●	●	●	●	10
Risk Management	●	●	●	●	●	●	●	●	●	●	10
Financial Services Compliance/ Legal/ Regulatory	●		●		●	●		●			5
Technology/ Information Security/ Cybersecurity		●						●		●	3
Mergers & Acquisitions	●	●						●		●	4
Human Capital Management	●	●	●	●	●	●	●	●	●	●	10
Public Company Experience	●		●			●		●			4
BOARD INDEPENDENCE AND TENURE											
Independent	●	●	●	●	●	●	●		●	●	9
Board Tenure (years)	8	9	7	18	N/A	2	1	10	19	20	—
BOARD DEMOGRAPHICS											
Age	68	67	56	62	53	66	55	53	70	61	—
Gender	F	M	M	F	F	F	M	M	M	M	—
Race	C	C	C	C	C	A	C	C	C	C	—

F = Female
M = Male
C = Caucasian/ White
A = African American/ Black

Executive Officers

Below is a list of our Executive Officers, including their ages and positions with us and our subsidiaries BHBT, and BHWM as of March 8, 2024.

NAME	AGE	SINCE	CURRENT POSITION	POSITIONS WITH SUBSIDIARIES
Curtis C. Simard	53	2013	Director, President and CEO	President and CEO of BHBT since June 2013. Director of BHBT since June 2013. Director of BHWM since 2022 when Bar Harbor Trust Services ("BHTS"), which was a Maine chartered non-depository trust company and a wholly-owned subsidiary of the Bank, merged with and into BHWM (formerly named Charter Trust Company ("CTC"))
Josephine Iannelli	51	2016	Executive Vice President, Chief Financial Officer and Treasurer	Executive Vice President, Chief Financial Officer, and Treasurer of BHBT since 2016. Chief Financial Officer and Treasurer of BHWM since 2022 when BHTS merged with and into BHWM
Marion Colombo	58	2018	N/A	Executive Vice President, Director of Retail Delivery of BHBT since 2018
John M. Mercier	60	2018	N/A	Executive Vice President, Chief Lending Officer of BHBT since 2018. Formerly Executive Vice President, Senior Lender NH and VT of BHBT since 2017
Jason Edgar	47	2019	N/A	Hired in 2019 as President of both BHTS and CTC; President of BHWM since 2022 when BHTS merged with and into BHWM
Alison DiPaola	36	2022	N/A	Senior Vice President, Chief Human Resources Officer of BHBT since April, 2022
Joseph Schmitt	51	2022	N/A	Senior Vice President, Chief Marketing Officer of BHBT since September 2017, and Head of Communications since January, 2022
Joseph P. Scully	62	2021	N/A	Senior Vice President, Chief Information Officer and Director of Operations of BHBT since April, 2021
John M. Williams, II	33	2021	N/A	Senior Vice President, Chief Risk Officer of BHBT since April, 2021

Our Bylaws provide that our Board elect executive officers annually. The Bylaws further provide the President and CEO, Chairman and Vice Chairman, if any, shall serve at the pleasure of the Board or until their successors have been chosen and qualified. All other officers serve at the pleasure of the Board and the CEO. There are no arrangements or understandings between any of the directors, executive officers, or any other persons pursuant to which the above directors have been selected as directors or any of the above officers have been selected as officers. There are no "family relationships" (as defined by the SEC) between any director, executive officer, or person nominated or chosen by us to become a director or executive officer.



CURTIS C. SIMARD



Mr. Simard has served as our President and Chief Executive Officer since August 10, 2013. Prior to joining the Bank, he served as Senior Vice President and Managing Director of Corporate Banking for TD Bank from 2002 to 2013. He was also affiliated with First New Hampshire Bank and its successor, Citizens Bank, from 1992 to 2002 working on various business initiatives. Mr. Simard resides in Mount Desert, Maine.

Professional and Leadership Highlights:

- Serves as a member of the Executive Committee of Maine Bankers Association

- Serves as a member of the Board of Directors of Friends of Acadia and the Ellsworth Business Development Corporation

- Serves as a member of the Board of Directors, Executive Committee and Public Policy Subcommittee at the Business and Industry Association of N.H.

- Past Chair of Maine Bankers Association

- Previous Board member of Northern Light Maine Coast Memorial Hospital, Seal Cove Auto Museum and the Abbe Museum, a Smithsonian affiliate representing Native American Culture

Mr. Simard's position as our President and CEO, his extensive track record of success in banking throughout New England, and his leadership of our company provide him with considerable insight into our opportunities, challenges and operations.

JOSEPHINE IANNELLI



Ms. Iannelli joined the Bank in October 2016 as Executive Vice President, Chief Financial Officer and Treasurer. Prior to joining the bank, Ms. Iannelli served as Senior Executive Vice President, Chief Financial Officer and Treasurer of Berkshire Hills Bancorp in Pittsfield, Massachusetts. She began her career at KPMG and subsequently KeyCorp. She also served in various roles at National City Corporation starting in 2002 up to and including the acquisition and integration into PNC Financial Services Group. Ms. Iannelli resides in Hinckley, Ohio.

Professional and Leadership Highlights:

- Holds a BS in Accounting from Baldwin Wallace University

- Serves as a member of the Board of Directors, Secretary and Chair of the Audit Committee for the Maine Seacoast Mission

- Served as a member of the Board of Trustees and Chair of the Finance Committee for Camp Beech Cliff

- Owned her own consulting company serving both national and international publicly traded clients

In these varying roles, Ms. Iannelli's experience and expertise encompass senior financial leadership in accounting policy, financial planning and analytics, treasury, investor relations, SEC and regulatory reporting, investment management, tax, and mergers and acquisitions.



MARION COLOMBO



Ms. Colombo joined our Company in February 2018 as Executive Vice President, Director of Retail Delivery. She is responsible for retail strategy and delivery working with teams to ensure that our customer experience is consistent with outstanding service across all locations in Maine, New Hampshire and Vermont. She has demonstrated the ability to partner with business lines to advance wallet share beyond the branch environment. Ms. Colombo resides in York, Maine.

Professional and Leadership Highlights:

- Prior to joining the Bank, Ms.Colombo served in multiple leadership roles at TD Bank for 30 years. She served as Market President of Retail for TD Bank in Boston, Massachusetts from 2009 to 2018 where she was responsible for the retail strategy for 110 de novo branches across Greater Boston and Rhode Island

- Past recipient of the Abigail Adams award from the Massachusetts Women's Political Caucus, recognizing her as an Outstanding Woman Leader

- Served with the United Way, Boston Partners in Education, and other nonprofits having been recognized for extraordinary support of women in the workplace

Ms. Colombo's in-depth knowledge of retail banking and her strong leadership skills and experience provide significant expertise in this important segment of our business.

JOHN M. MERCIER



Mr. Mercier has served as our Executive Vice President and Chief Lending Officer since October 1, 2018. He joined our Company in April 2017 as Executive Vice President, Senior Loan Officer for New Hampshire and Vermont. His banking career spans more than 30 years with significant lending experience in many types of lending, across segments, and through various economic cycles. Prior roles have included various initiatives at Citizens Bank, KeyCorp, TD Bank, and Primary Bank. Mr. Mercier resides in Manchester, New Hampshire.

Professional and Leadership Highlights:

- Received a BS in Finance from Bentley College

- Graduate of the New England School of Banking

- Serves as a member of the Board of Trustees of the Elliot Health System

- Serves as a member of the Manchester, NH Police Commission

- Past Chairman and Trustee Emeritus of Southern New Hampshire Health System

- Past Chairman of the Manchester-Boston Regional Airport Authority

- Past Trustee of various nonprofits including the Granite United Way, New Hampshire Institute of Art, and the Manchester Boys & Girls Club

In his role, Mr. Mercier's experience provides for the effective planning, development and implementation of the Bank's long-term lending strategies, including initiatives such as portfolio mix, growth strategies and market penetration objectives.



JASON EDGAR



Mr. Edgar joined our company in June 2019 as President of BHTS and CTC. BHTS and CTC merged into one entity as of May 1, 2022, BHWM. He is responsible for setting the strategic direction of Wealth Management and managing the day-to-day business of BHWM. Mr. Edgar has over 20 years of experience in the Wealth Management industry. Mr. Edgar resides in Atkinson, New Hampshire.

Professional and Leadership Highlights:

- Prior to joining the Bank, Mr. Edgar served in multiple leadership roles at Berkshire Hills Bancorp. He served as the Chief Investment Officer and Director of Wealth Management from 2016 to 2019. In his position at Berkshire Bank, he was responsible for overseeing the strategic direction and daily management of the business line. Prior to that role Mr. Edgar was the New England Regional Leader for Berkshire Hills Bancorp. Prior to Berkshire Hills Bancorp, Mr. Edgar was a Senior Officer overseeing the investment process at Enterprise Bank.

- He received a BA Degree in Political Science from the University of Connecticut.

Mr. Edgar's strong wealth management experience, deep industry knowledge and significant leadership skills provide expertise in this important segment of our business.

ALISON DIPAOLA



Ms. DiPaola has served as our Senior Vice President, Chief Human Resources Officer since April 2022. After almost five years at another financial institution, she joined the Company in June of 2013 and has held roles of progressive responsibility. Ms. DiPaola is responsible for all Human Resources functions such as compensation, payroll, benefits, employee relations, learning and development, performance management, and talent acquisition. She resides in Newport, New Hampshire.

Professional and Leadership Highlights:

- Received a BS in Business Administration from the University of New Hampshire and an MSHRM from Southern New Hampshire University

- Maintains her Society for Human Resource Management, Senior Certified Professional credential (SHRM-SCP)

- Graduate of the New England School of Financial Studies and Northern New England School of Banking

In her role, Ms. DiPaola's Human Resources education, certifications, and experience throughout banking make her effective in managing our Human Resources function across all three states.



JOSEPH SCHMITT



Mr. Schmitt has served as our Chief Marketing Officer since September 17, 2017 and took on the additional role of Head of Communications on January 10, 2022. Mr. Schmitt has over 25 years of industry experience in Marketing and Product Management. In his role, Mr. Schmitt oversees the strategy and execution for employee and customer communications, brand and advertising, customer growth and deposit balance growth programs, philanthropic giving, and sponsorships. Mr. Schmitt resides in Bar Harbor, Maine.

Professional and Leadership Highlights

- Holds a BS in Finance and Marketing from Skidmore College

- Earned an MBA from Suffolk University

- Prior to joining the Bank, Mr. Schmitt held various marketing and product management roles over ten years at Santander Bank. He served as Senior Vice President and Director of Product Marketing for Santander from 2014 to 2017. Prior roles with Santander included: Director Consumer Strategy, Planning and MIS, and several senior product management roles in consumer and business banking. Before joining Santander, Mr. Schmitt was the Director of Marketing at Brookline Bank from 2004 through 2007. He also held senior roles at Rockland Trust, Eastern Bank and BankBoston.

Mr. Schmitt's experience across many business lines in banks of varying size is valuable in his role of Marketing, Product Deployment and Communication.

JOSEPH SCULLY



Mr. Scully is the CIO and Director of Operations at the Bank and is responsible for guiding the bank's Technology, Project & Vendor Management, Business Continuity, Real Estate Management, and Deposit/Loan Operations functions. Mr. Scully has nearly four decades of experience working in the Department of Defense and Financial Services verticals. He has supervised Information Technology & Security, Fraud, Project Management, Facilities, and Card Operations departments throughout his career and has served on multiple banking and security industry committees during the last 20 years. Since arriving at the Bank, Mr. Scully has spearheaded the modernization of our enterprise infrastructure and has played key roles in a majority of the Bank's strategic initiatives including both merger and acquisition projects. Mr. Scully resides in Plymouth, Maine.

Professional and Leadership Highlights:

- Past FS-ISAC Payments Risk Council Member

- Past Trusteer Product Advisory Committee Member

Mr. Scully holds an Associate's degree of Applied Science from Edison State Community College in Ohio. Mr. Scully is a proud US Army veteran, having served in the Military Intelligence branch of the US Army.



JOHN WILLIAMS



Mr. Williams has served as our Senior Vice President, Chief Risk Officer since April 2021, and has served in varying and progressively higher roles of responsibilities within the risk management function at the Company since December 2014. Mr. Williams was deeply involved with the Bank's M&A activity, including work relative to due diligence reviews and leading e-commerce integrations for each transaction. Prior to that, Mr. Williams served in various risk management capacities at another Maine-based financial institution. Mr. Williams resides in Clifton, Maine.

Professional and Leadership Highlights:

- Received a BA in Economics from Yale University

- Past and present Board member of several community and nonprofit initiatives, including the Town of Clifton Planning Board and TIF Committee and Northern Light Eastern Maine Medical Center Institutional Review Board

- Significant involvement in the Company's M&A activity

Mr. Williams' leadership skills, education, and enterprise risk management experience to include fraud, information security and credit make him well-suited to lead the overall risk management culture throughout the organization.



Certain Relationships and Related-Party Transactions

Transactions with Management and Others

We administer related party transactions under compliance with NYSE American Rule 120 and Item 404(a) of Regulation S-K. This policy provides for Audit Committee oversight of related party transactions that exceed a *de minimis* lifetime income statement impact of $25,000 (except for loan transactions, administered according to Federal Regulation O, as described more fully below). Any transactions that qualify under this policy are reviewed by the Audit Committee (or another acceptable Board committee, or the full Board) for pre-approval. Other than the Somesville Lease described below, and loans offered in the ordinary course of business and approved by the Bank's Board of Directors there were no related party transactions in 2023.

We have entered into a long-term lease for a Bank branch located in Somesville, Maine, effective February 1, 2006 (the "Somesville Lease"). The Somesville Lease currently has a lease that runs through 2026. During each subsequent lease year, the base rent is increased using a formula tied to certain changes in the consumer price index. During 2023, the lease payments totaled $95,438, and remaining base payments until lease maturity totaled $209,330. In addition to base rent, the Bank is responsible to pay certain defined real estate taxes as "additional rent", as well as certain operating expenses, and other costs, charges, and expenses associated with the premises. The "Landlord" under the Somesville Lease is A.C. Fernald Sons Inc., a Maine corporation. Our Director, Lauri E. Fernald is a minority owner with a 16.5% ownership interest in A.C. Fernald Sons, Inc.

Except as set forth above and with regard to "Indebtedness of Management" described below, none of our Director Nominees or NEOs engaged during 2023 in any transaction with our Company or any of our subsidiaries, in which the amount involved exceeded $120,000.

Indebtedness of Management and Directors

BHBT offers to its directors, officers, principal shareholders and employees, and to businesses owned and/or controlled by those persons (collectively "insiders"), commercial and consumer loans in the ordinary course of its business.

All loans made to insiders by us and our subsidiaries are regulated by federal and state regulators under Regulation O.

Regulation O covers various practices and reporting requirements for loans to insiders. In addition, the Sarbanes-Oxley Act of 2002 permits banks and bank holding companies to extend credit to directors and officers provided that such extensions of credit are:

(1) made or provided in the ordinary course of the consumer credit business of such issuer

(2) of a type that is generally made available to such issuer to the public

(3) made by such issuer on market terms, or terms that are no more favorable than those offered by the issuer to the public

(4) subject to appropriate review and oversight by our Audit Committee or a comparable body of the Board in accordance with NYSE American Rules for related party transactions

As of December 31, 2023, the outstanding loans by BHBT to Directors, Director Nominees and NEOs amounted to an aggregate of approximately $4,044,962 and we had $3,507,487 in unfunded loan commitments to these persons. All loans are offered under the same terms and conditions available for comparable loans to persons not related to BHBT, including, interest rates, repayment terms, and the required collateral. The terms and conditions of all loans, including those to insiders, and the process by which such loans are approved, are fully documented in BHBT's written loan policy ("Loan Policy"). The Loan Policy is approved annually by the Board and administered by the management of BHBT. Loans to insiders may not contain a higher level of risk, nor be offered with terms and conditions more favorable, than loans to non-insiders with equivalent financial profiles. We believe all extensions of credit to our insiders and executive officers satisfy the foregoing conditions. No extensions of credit to our insiders have involved more than normal risk of collectability or present other unfavorable features.

Director independence disclosures may be found under "Corporate Governance" beginning on page 7.



Compensation of Directors

For 2023, the compensation of independent directors of our Company and our subsidiaries, BHBT and BHWM, consisted of quarterly cash retainer payments and an equity award. All directors receive one board retainer payment for their service as outlined below. Additional retainers are paid for the Board Chair and Committee Chairs as outlined below. The CEO does not receive compensation for service as a director.

The Compensation and Human Resources Committee oversees director compensation. We regularly review the compensation practices of the peer companies, which include the same peer companies used for our executive benchmarking study. The Board believes that providing a significant portion of director compensation in equity will reinforce the alignment with shareholder interests.

Retainer payments for Board Chair and Committee Chairs were increased in 2023 based on the results of our benchmarking study conducted in November 2022. There were no changes to the amount of the board retainer or equity grants. In November 2023, each independent director was awarded 1,496 restricted shares of our common stock under the 2019 Equity Plan ("2019 Equity Plan"), valued at $39,988 per director on the date of the grant. These restricted share certificates are fully vested, but may not be sold, transferred or gifted by any director until three (3) months after such director leaves the service of the Board.

Each of our directors attended at least 96% of the total number of meetings of our Board and each of the Committees on which they served during 2023. In addition, all the directors serving on our Board at the time of our 2023 Annual Meeting attended the meeting.

COMPENSATION	2022 AMOUNTS	2023 AMOUNTS
Board Retainer	$32,000	$32,000
Chair of the Board Retainer	22,500	32,000
Audit Committee Chair Retainer	10,000	12,000
All Other Committee Chair Retainer	7,500	10,000
Chair of BHWM Board Retainer	7,500	10,000
Annual Fully Vested Restricted Stock Grant	40,000	40,000



2023 Director Compensation

The following table details the total compensation paid to directors from our company and our subsidiaries, BHBT, and BHWM, during 2023. Directors received no additional compensation or perquisites for their service other than that set forth in the table below.

NAME	FEES EARNED OR PAID IN CASH[1]	RESTRICTED STOCK AWARDS[2]	TOTAL
Daina H. Belair	$ 42,000	$ 39,988	$ 81,988
Matthew L. Caras	42,000	39,988	81,988
David M. Colter	44,000	39,988	83,988
Steven H. Dimick[4]	12,215	—	12,215
Martha T. Dudman	32,000	39,988	71,988
Lauri E. Fernald	37,000	39,988	76,988
Debra B. Miller	32,000	39,988	71,988
Brendan J. O'Halloran[5]	21,000	—	21,000
Brian Shaw	19,871	39,988	59,859
Kenneth E. Smith[3]	42,000	39,988	81,988
Scott C. Toothaker	32,000	39,988	71,988
David B. Woodside	64,000	39,988	103,988
Totals	**$420,086**	**$399,880**	**$819,966**

[1.] Fees earned include all retainers earned in 2023.
[2.] Represents the aggregate grant date fair value computed in accordance with ASC 718 of 1,496 restricted shares earned in 2023 and granted on November 14, 2023 to each independent director as part of their compensation calculated at the closing price on the day of the grant.
[3.] Mr. Smith deferred a portion of his compensation under a Non-Qualified Deferred Compensation arrangement. This deferred arrangement is funded entirely by the director and the funds are invested and remain in our name until the director withdraws them upon his resignation, retirement, or termination from Board membership. Mr. Smith assumes the investment risk on these funds and holds the status of an unsecured creditor of our Company for the payment of these deferred fees at a future date.
[4.] Mr. Dimick retired from our Board at the 2023 annual meeting of shareholders. He received a prorated cash retainer for his service. No equity award was granted to Mr. Dimick in 2023 as he was not a member of our board on the date equity awards were granted.
[5.] Mr. O'Halloran passed away just prior to the 2023 annual meeting of shareholders. He received a prorated cash retainer for his service. No equity award was granted to Mr. O'Halloran in 2023 as he was not a member of our board on the date equity awards were granted.



Compensation Discussion and Analysis

This section provides an overview and analysis of our compensation program and policies, as they relate to our NEOs, listed below, the material compensation decisions made under those programs and policies, and the material factors considered in making those decisions. Later in this section there are a series of tables containing specific information about the compensation earned or paid to the NEOs.

The discussion below is intended to aid in the understanding of the detailed information disclosed in those tables and provide context within the overall compensation program.

Named Executive Officers

For 2023, our NEOs were:

- Curtis C. Simard, President and CEO
- Josephine Iannelli, Executive Vice President, CFO and Treasurer
- Marion Colombo, Executive Vice President and Director of Retail Delivery
- John M. Mercier, Executive Vice President and Chief Lending Officer
- Jason P. Edgar, President, BHWM

Summary of 2023 Compensation Decisions

The Compensation and Human Resources Committee made the following compensation decisions for 2023, which are further described below:

- Approved 3% base salary increases for all NEOs
- Paid annual cash incentives at 133% of target based on corporate and individual performance
- Approved the vesting of 2020-2022 performance based restricted stock units at 66% of target based on the achievement of applicable performance goals
- Granted annual equity awards pursuant to our Long-Term Incentive Plan

Our Compensation Program Philosophy and Objectives

The core objective of our compensation philosophy is "pay for performance". Our performance considerations include both financial and non-financial measures—including how we achieve goals—for our Company, the line of business, and the individual. These considerations reinforce and promote responsible growth and maintain alignment with our risk framework. Our compensation program for our NEOs, including salary, incentives, and benefits, provides a balanced and market competitive compensation package.

The objectives of our program are to:

- Provide NEOs with total compensation opportunities at levels that are competitive for comparable positions at our peer companies

- Directly link a significant portion of total compensation to our achievement of performance goals which allows us to vary pay to reflect performance
- Closely align the NEOs' interests with those of our shareholders by making stock-based incentives an important element of NEO compensation

Executive Compensation Governance

Our executive compensation practices and policies covering our NEOs are designed to promote sound compensation governance and align the NEOs' interests with the best interests of our shareholders.

What We Do:

- Design programs that place a substantial portion of compensation at-risk
- Align compensation programs with our annual business objectives and long-term strategies
- Use multiple performance measures and caps on potential incentive payments
- Grant at least 50% of annual equity in performance-based awards (i.e., performance shares)
- Vest equity awards over a multi-year period
- Include clawback provisions in our annual and long-term incentive plans
- Utilize robust stock ownership guidelines for both our NEOs and independent directors
- Engage with and consider shareholder input in designing our NEO pay programs
- Conduct an annual risk assessment of incentive programs

What We Don't Do:

- Allow hedging of our securities
- Provide excessive perquisites or supplemental NEOs retirement plans
- Provide for multi-year guaranteed salary increases or non-performance-based cash incentive awards for NEOs
- Include "golden parachute" excise tax gross ups in severance arrangements

Compensation of the CEO

On an annual basis, the Compensation and Human Resources Committee reviews the CEO's compensation, considering the CEO's performance specific to our overall performance, the achievement of certain financial and non-financial goals, and the judgment of the entire Board as to the quality of the CEO's leadership. In addition, the Compensation and Human Resources Committee compares the CEO's compensation to CEOs of our



Compensation Peer Group and industry compensation survey information for comparable positions. In making these comparisons, the Compensation and Human Resources Committee considers appropriate differences in the size, business model, and financial performance of the other banking institutions.

In accordance with the CEO Employment Agreement, the Compensation and Human Resources Committee reviews the CEO's base salary at least annually and may recommend an increase in his base salary to the Board at the Compensation and Human Resources Committee's sole discretion.

The CEO participates in the same compensation programs as the other NEOs, with details provided below.

As further discussed, below, Mr. Simard participated in the structured annual incentive cash compensation plan provided to all NEOs. During 2023, Mr. Simard, similar to other NEOs, earned an award at 133% of target.

During 2023, the Compensation and Human Resources Committee granted Mr. Simard equity awards subject to time-based vesting conditions and performance-based vesting conditions under the 2023-2025 Long Term Incentive Program (the "2023-2025 Plan"). He is required to hold the shares issued pursuant to time-vested and performance-vested awards as outlined in our stock ownership guidelines. Mr. Simard is a member of the Board and does not receive any director fees for service on the Board.

Shareholder "Say-on-Frequency" and "Say-on-Pay" Advisory Votes

The Company is required to give its shareholders a "Say-on-Frequency" vote no less than once every six years. The Company last conducted a "Say-on-Frequency" vote at its 2023 annual meeting of shareholders. At the 2023 annual meeting of shareholders, the shareholders voted in favor of holding "Say-on-Pay" votes every year, and the Board adopted this standard. Past shareholder "Say-on-Pay" votes have been in favor of our programs and practices.

The approval percentages of the "Say-on-Pay" voting results for the last four years were as follows:

2020	2021	2022	2023
93.8%	96.0%	96.3%	88.5%

The Compensation and Human Resources Committee viewed these results as evidence that shareholders continue to support the Company's NEO compensation policies and practices. The Compensation and Human Resources Committee has and will continue to consider the outcome of future advisory, non-binding "Say-on-Pay" votes when reviewing and planning future NEO compensation arrangements.

The Role of Compensation Consultants

The Compensation and Human Resources Committee has utilized, and expects to utilize in the future, various outside consultants, actuaries and attorneys to assist in developing and implementing the essential components of our compensation program, including its equity program and incentive compensation arrangements.

The Compensation and Human Resources Committee, under the authority granted by its charter, engages consultants to provide independent advice and counsel. Meridian served as the Compensation and Human Resources Committee's independent compensation advisor in 2023.

Meridian provided the following services:

- current market-based total compensation guidelines to assist in establishing appropriate and ongoing base compensation and incentive compensation levels for our NEOs

- guidance and market comparisons for the long-term incentive program under our approved equity plan

- a comprehensive review of our compensation program for our directors; and

- an annual review of peer group and benchmarking practices

The Compensation and Human Resources Committee has assessed the relationships among Meridian, our Company, the Committee, and its executive officers for independence and conflicts of interest. In this assessment, the Compensation and Human Resources Committee reviewed the criteria set forth in Rule 10C-1(b)(4) (i)-(vi) under the Exchange Act and such other criteria as it deemed appropriate.

The Compensation and Human Resources Committee received a report from Meridian addressing its independence, including the following factors: (1) other services provided to the Company by Meridian; (2) fees paid by the Company as a percentage of Meridian's total revenue; (3) policies or procedures maintained by Meridian that are designed to prevent a conflict of interest; (4) any business or personal relationships between Meridian's senior advisors and a member of the Compensation and Human Resources Committee; (5) any common stock owned by Meridian's senior advisors; and (6) any business or personal relationships between the BHB executive officers and Meridian's senior advisors. The Compensation and Human Resources Committee discussed these considerations and concluded that the work performed by Meridian and Meridian's senior advisors involved in the engagements did not raise any conflict of interest.

Role of the Compensation and Human Resources Committee

The Compensation and Human Resources Committee oversees regulatory compliance for our compensation and benefit plans and administers our NEO compensation programs. This Compensation and Human Resources Committee recommends programs to the independent board members for approval at least annually and more frequently, if circumstances warrant. These programs are intended to provide a variety of competitive compensation components including base salaries, annual cash incentives, severance arrangements, retirement programs, traditional benefits and limited perquisites. In addition, we have sought to align the long-term interests of our NEOs with those of



our shareholders by providing share-based incentives in the form of equity awards. The composition of the components of a NEO's compensation may vary from year-to-year based on individual performance, our business plan, market conditions or other factors.

The Compensation and Human Resources Committee believes our compensation policies and procedures are designed to provide a strong link between each NEO's compensation and our short- and long-term performance. The objective of our compensation program is to provide compensation that is competitive, variable based on our performance, and aligned with the long-term interests of shareholders.

The Compensation and Human Resources Committee also considers the relative scarcity of senior banking executive candidates in its immediate market area with the skills and experience necessary to achieve future strategic goals, as well as the challenge of recruiting top talent in a very competitive labor market. The Compensation and Human Resources Committee does not use any formal, fixed or indexed criteria for establishing compensation levels for any of our NEOs within market identified ranges.

Role of Management

On an annual basis, management provides the Compensation and Human Resources Committee with general information on executive officer compensation, including the NEOs. The Compensation and Human Resources Committee then reviews, discusses and considers this information and any recommendations. Mr. Simard and our Human Resources experts assist in the administration of all NEO compensation programs, prepare Compensation and Human Resources Committee and Board meeting materials, and perform work as requested by the Compensation and Human Resources Committee. Mr. Simard, as our CEO, attends portions of the Compensation and Human Resources Committee's meetings and makes recommendations on base salary, annual incentives and equity compensation for only the executive officers, including NEOs who report to the CEO.

The Compensation and Human Resources Committee has the discretion to accept, reject or modify the CEO's recommendations.

The CEO is not a member of the Compensation and Human Resources Committee and is not present for the executive sessions or for any discussion regarding the CEO's own compensation.

Market Benchmarking and Performance Comparisons

In determining a Compensation Peer Group (as defined below), the Compensation and Human Resources Committee regularly reviews market competitive information provided by our compensation consultants. The Compensation and Human Resources Committee reviews information publicly disclosed by members of a peer group of publicly traded banks as well as published surveys. The Compensation and Human Resources Committee reviews comparative compensation and benefits information contained in the public filings of the members of this peer group, which has been established for compensation comparison purposes using objective selection criteria (the "Compensation Peer Group"). The composition of the Compensation Peer Group is reviewed annually by the Compensation and Human Resources Committee. The Compensation and Human Resources Committee used the following criteria to select the members of the 2023 Compensation Peer Group:

- Financial institutions (e.g., regional banks)

- Assets between $1.8 billion and $8.0 billion

- Located in the Northeast region and New York, excluding New York City

The Compensation Peer Group is reviewed annually by the Compensation and Human Resources Committee. The peer group used to set 2023 compensation consists of 18 peer banks as shown below (and reflects no changes from our 2022 Compensation Peer Group):

INSTITUTION NAME	TICKER
Arrow Financial Corporation	AROW
Bankwell Financial Group, Inc.	BWFG
Cambridge Bancorp	CATC
Camden National Corporation	CAC
Chemung Financial Corporation	CHMG
Citizens & Northern Corporation	CZNC
CNB Financial Corporation	CCNE
Enterprise Bancorp, Inc.	EBTC
Evans Bancorp, Inc.	EVBN
Financial Institutions, Inc.	FISI
Greene County Bancorp, Inc.	GCBC
Norwood Financial Corp	NWFL
Peoples Financial Services Corp.	PFIS
The First Bancorp, Inc.	FNLC
Tompkins Financial Corporation	TMP
TrustCo Bank Corp NY	TRST
Washington Trust Bancorp, Inc.	WASH
Western New England Bancorp, Inc.	WNEB



The Compensation Peer Group information is used as a guide in establishing the competitiveness and reasonableness of our NEO compensation program and practices. The Compensation and Human Resources Committee does not target the elements of our compensation program at any specific level or percentile within the Compensation Peer Group. Rather than rely on a specific formula-based model, the Compensation and Human Resources Committee retains discretion to assess this information in the context of the overall performance of each NEO to more accurately reflect individual contributions that cannot be absolutely quantified.

The Compensation and Human Resources Committee also believes that an emphasis on incentive compensation for our NEOs is aligned with our pay-for-performance compensation philosophy.

The Compensation and Human Resources Committee uses the principles and factors described above in assessing the proper allocation of compensation among the various components.

Compensation Plan Components

Our NEO compensation program is composed of the following primary components: (1) base salaries; (2) annual cash incentive compensation; (3) long term incentives in the form of equity grants; and (4) executive benefits, including retirement benefits under our 401(k) plan, severance arrangements and perquisites (e.g., membership dues and auto allowances).

FISCAL YEAR 2023 COMPENSATION COMPONENTS	
DESCRIPTION	**HOW PAID**
Base Salary	Salary/wages are paid on a standard, Company-wide schedule of 26 pay periods throughout the year
Annual Cash Incentive	Awarded annually, subject to Board-approved formulas for Company-wide, and group-specific performance measures.
Equity Incentives	Comprised of restricted stock units subject to performance-based vesting and time-based restricted stock awards subject to time-based vesting each over a three-year period. All subject to holding requirements in accordance with our stock ownership guidelines.
Executive Benefits	Executive benefits include reimbursement of membership fees to fitness, country club, or similar organizations, an automobile allowance, 401(k) matching contributions under our 401(k) plan and the value of employer provided life insurance.

The Compensation and Human Resources Committee believes a significant portion of total compensation provided to our NEOs should be weighted towards variable, or "at risk" compensation including cash and equity incentives that tie directly to corporate performance, to remain in alignment with shareholders.

The charts below summarize the 2023 targeted pay mix for the NEOs. For purposes of this illustration, equity incentives have been calculated based on the aggregate grant date fair value of equity awards granted in 2023, computed in accordance with ASC 718, calculated based on the closing price per share of our common stock on the day of grant, assuming awards subject to performance-based vesting vest at target performance level; similarly, the annual cash incentive has been calculated based on the amount that would be earned if performance results are at target.



Chief Executive Officer
Curtis C. Simard
30% Equity Incentives
45% Base Salary
55% AT RISK
25% Annual Cash Incentive
Chief Financial Officer
Josephine Iannelli
22% Equity Incentives
56% Base Salary
44% AT RISK
22% Annual Cash Incentive
All Other NEOs
20% Equity Incentives
59% Base Salary
41% AT RISK
21% Annual Cash Incentive
VARIABLE, AT RISK | ALIGNED WITH SHAREHOLDERS

The amounts reflected in the "All Other NEOs" chart represent averages of the applicable amounts for all of the NEOs other than our CEO and CFO.



Base Salary

Based on performance evaluations, and consideration of market salary data supplied by our compensation consultants, the Compensation and Human Resources Committee approved the following base salaries for the NEOS for 2023 and 2024:

NAME	2023 BASE SALARY	2024 BASE SALARY
Curtis C. Simard	$716,000	$738,000
Josephine Iannelli	459,000	473,000
Marion Colombo	339,000	350,000
John M. Mercier	339,000	350,000
Jason Edgar	328,000	338,000

Annual Cash Incentive Program

During 2023, the NEOs participated in the Annual Cash Incentive Program, which was designed to provide rewards for the achievement of key performance goals that are critical to our growth and profitability and to promote teamwork among its participants.

The Annual Cash Incentive Program is based on a balance of multiple measures, layered oversight, and reasonable ceilings for exceptional performance. These plan features discourage excessive risk taking while rewarding strong performance. The Compensation and Human Resources Committee and the Board Risk Committee both review the plan design to ensure it does not encourage undue risk and the plan administration incorporate sounds risk management protocol.

The Compensation and Human Resources Committee and its compensation consultant regularly review the target incentive opportunity of each NEO under the Annual Cash Incentive Program to ensure alignment with market practices. For 2023, each NEO had a target incentive opportunity reflecting his/her role and competitive market practices.

Annual Cash Incentive Program Performance Measures. The Annual Cash Incentive Program includes predefined performance goals. The performance goals for 2023 were Adjusted Net Income, asset quality measure (Non-Performing Loans as a Percentage of Total Loans), a well-managed Efficiency Ratio, and the successful completion of strategic initiatives.

The following table shows the 2023 target Annual Cash Incentive Program opportunity for each NEO as percentage of base salary and as a dollar amount:

NAME	BASE SALARY	TARGET (AS A PERCENTAGE OF BASE SALARY)	TARGET
Curtis C. Simard	$716,000	55.00%	$393,800
Josephine Iannelli	459,000	40.00	183,600
John M. Mercier	339,000	40.00	135,600
Marion Colombo	339,000	35.00	118,650
Jason Edgar	328,000	35.00	114,800

The following table shows the specific performance goals of the 2023 annual cash incentive plan:

2023 ANNUAL CASH INCENTIVE PROGRAM						
INCENTIVE MEASURES	WEIGHTS	THRESHOLD	TARGET	STRETCH	ACTUAL	PERFORMANCE FACTOR
Adjusted Net Income ($thousands)[1]	40.00%	$40,318	$43,353	$47,688	$45,179	121%
Non-Performing Loans/Total Loans[2]	10.00	0.51%	0.38%	0.32%	0.18%	150
Efficiency Ratio[3]	10.00	59.78%	58.61%	57.44%	58.67%	98
Strategic Initiatives[4]	40.00	90.00%	100.00%	110.00%	110.00%	150
Total						133

[1]. Adjusted net income is reflected in the non-GAAP table located in the Management Discussion and Analysis section of our Annual Report on Form 10-K filing for the year ending December 31, 2023 (the "10-K"). Additional adjustments may be made based on approval by the Compensation and Human Resources Committee. Adjusted net income includes but is not limited to gain or losses on sales of securities, extinguishment of debt, sales of premises and equipment, and other real estate owned. Non-recurring charges reflected in acquisition, conversion, and other expenses are also included.

[2]. Non-performing loans include all loans on non-accrual status as of December 31, 2023 as measured against total loans

3. Efficiency ratio is a non-GAAP measure computed by using adjusted non-interest expense net of franchise taxes and intangible amortization divided by adjusted revenue tax effected for tax advantaged assets using marginal tax rate. See Reconciliation of Non-GAAP measures for further details in the 10-K.

4. Strategic initiatives include, but are not limited to, M&A activity, balance sheet strategies, restructuring initiatives, and long-term strategic development that positions for long-term performance consistency.

Based on the achievement of the performance measures above, all NEOs received 133% of their target incentive opportunity under the Annual Cash Incentive Program for 2023 as summarized in the table below:

NAMED EXECUTIVE OFFICER	ACTUAL	TARGET	% OF TARGET
Curtis C. Simard	$524,416	$393,800	133%
Josephine Iannelli	244,497	183,600	133%
Marion Colombo	158,004	118,650	133%
John M. Mercier	180,576	135,600	133%
Jason Edgar	152,877	114,800	133%

Details of the above are disclosed in Threshold, Target and Stretch categories in the "Grants of Plan-Based Awards" table found on page 44 of this proxy statement.

Long-Term Equity Incentives

Our Board utilizes a Long-Term Incentive Program ("LTI") for senior management members, including the NEOs as part of their total compensation. LTI awards were granted to the NEOs for the 2023-2025 performance period (the "2023-2025 Plan") under the 2019 Equity Plan, which was approved by our shareholders at the 2019 Annual Meeting of Shareholders.

The purpose of the LTI is to align NEOs' interests with shareholder interests, increase NEO stock ownership, and ensure sound risk management by providing a balanced view of performance and reward over a longer time horizon. The LTI also positions our total compensation opportunities to be competitive with the market to attract and retain strong talent, which is needed to drive our success.

The Compensation and Human Resources Committee periodically evaluates the LTI to ensure the target opportunities are market competitive and the goals and metrics are appropriate.

LTI awards granted to the NEOs under the 2023-2025 Plan were comprised of restricted stock units subject to performance-based vesting and restricted stock subject to time based vesting.

- For the CEO, 61.5% of his LTI award is restricted stock units subject to performance-based vesting and 38.5% restricted stock subject to time-based vesting.

- For the other NEOs, their LTI awards are 50% restricted stock units subject to performance-based vesting and 50% restricted stock subject to time-based vesting.

Time-vested awards vest incrementally on an annual basis over three years (i.e., 1/3 per year).

Awards subject to performance based vesting cliff-vest after a 3-year performance period ends based upon the achievement of performance goals.

Target award opportunities were set by the Compensation and Human Resources Committee considering the competitive market, role, and internal equity. Under the 2023-2025 Plan, each NEO has a target award defined as a percentage of base salary as follows:

PARTICIPANTS	TOTAL LTI TARGET (% OF SALARY)
CEO & President	65%
EVP, CFO & Treasurer	40%
All other NEOs	35%

Under the 2023-2025 Plan, the Compensation and Human Resources Committee granted LTI awards to the NEOs at 120% of target level (based on the mix of restricted stock units and restricted sock described above). Awards were granted above target level to provide recognition of the NEOs' holistic performance achievements in 2023. The Compensation and Human Resources Committee believes that these achievements

will help improve the Company's long-term performance and shareholder value creation.

In addition, compensating NEOs in equity-based compensation aligns NEOs with long-term shareholder interests.

See the table "Grants of Plan Based Awards" on page 44 to reference the actual shares that may be earned under the 2023-2025 Plan for each NEO.



The following table shows the LTI awards granted to the NEOs in 2023:

2023 LONG-TERM INCENTIVE AWARDS			
NAME	TIME VESTED	PERFORMANCE VESTING AT TARGET	TOTAL OPPORTUNITY
Curtis C. Simard	$214,786	$343,658	$558,445
Josephine Iannelli	110,151	110,151	220,302
Marion Colombo	71,177	71,177	142,353
John M. Mercier	71,177	71,777	142,353
Jason Edgar	68,879	68,879	137,757

Information pertaining to outstanding equity awards is disclosed in the "Outstanding Equity Awards at Fiscal Year-End 2023" table found on page 44 in this proxy statement.

PERFORMANCE-BASED AWARD METRICS

Relative Core Return on Assets ("Core ROA") and relative Core Return on Equity ("Core ROE") were selected as the primary performance measures for awards granted under the 2023-2025 Plan subject to performance-based vesting conditions since these measures reflect our growth strategy and our strategic plan. We will measure our performance against a Custom Industry Index for the 2023-2025 performance period.

The Custom Industry Index is objectively determined and includes exchange-traded banks and thrifts with assets between $1.9 billion and $10 billion and headquartered in the Northeast and Mid-Atlantic, excluding New York City. If any banks on the Custom Industry Index are de-registered or acquired as of the end of the performance period, they will be removed for the entire performance period and will not be replaced. The average of the 12 quarters within the performance period is calculated for Bar Harbor and the component companies of the Index. Then, the percent rank calculated to measure the relative performance achievement. The table below shows the performance metric.

METRICS	THRESHOLD	TARGET	STRETCH
3-year average Core ROA–relative to Custom Industry Index	25th percentile	50th percentile	75th percentile
3-year average Core ROE–relative to Custom Industry Index	25th percentile	50th percentile	75th percentile
Payout	50%	100%	150%

Each performance metric is weighted at 50% and measured independently. Performance results falling between Threshold, Target, and Stretch will be interpolated.

Vesting of 2020-2022 LTI Awards

On April 23, 2023, restricted stock units subject to performance-based vesting awarded under the LTI for the performance period of January 1, 2020—December 31, 2022 (the "2020-2022 Plan") vested based on the award metrics selected at the time of the grant. The award metric previously selected under the 2020-2022 Plan for awards subject to performance-based vesting was 3-year average Core ROA relative to a "Comparator Index". The "Comparator Index" selected was a peer group comprised of the banks listed on the SNL Bank Index for banks between $1.5B to $6B at the time of the grant. The 3-year average Core ROA relative to the "Comparator Index" resulted in a ranking of the 40th percentile and the restricted stock units awarded under the 2020-2022 Plan vested at 66% of target.

Benefits, Retirement and Post-Termination Compensation Elements

We provide a 401(k) plan for all employees meeting minimum age (18 years old) requirements, including the NEOs, which includes employer matching contributions of up to 5%. We match 100% on the first 3% deferred by employees and 50% on the next 2% deferred by employees.

We also maintain employment agreements with Mr. Simard and Ms. Iannelli which provide severance benefits in the event of a termination by the employer without cause and/or by the

employee with good reason, as well as change in control with subsequent termination (or constructive termination) within 12 months after a change in control.

We also have change in control agreements with Ms. Colombo and Messrs. Mercier and Edgar. These agreements provide for, among other things, the payment of 24 months of their salary and subsidized medical COBRA reimbursements for a period of 12 months in the event of both a change in control and subsequent termination (or constructive termination) within one year after a change in control, unless such termination was for cause. These benefits are aligned with market practice and we provide the severance benefits to attract and retain senior executives.

Our equity award agreements and the related LTI documents address the treatment of equity awards upon a termination of employment or change in control. Under these provisions, awards vest on a prorated basis in case of termination of employment due to death, disability, or retirement (defined as attainment of age 65 or attainment of age 60 with at least 10 years of service), based on actual performance for performance-based awards. The award agreements and program documents also provide that if awards are not assumed, converted, or replaced, for full vesting of outstanding equity awards upon the occurrence of a change in control based on target performance with respect to awards subject to performance-based vesting. If awards are assumed, converted or replaced and separation from service occurred within one-year from change in control, awards subject to time-based vesting will become fully vested and awards subject to performance-based vesting will become fully vested based on the higher of target or actual performance as of the Company's fiscal quarter end preceding the change in control.

Other Compensation and Benefits

All executive officers can participate in group health, dental, disability and term life insurance, and paid time off benefits. In accordance with our policy, all such benefits are generally available to our employees including employees of our subsidiaries. In addition, we provide our NEOs with paid time off awards.

Clawback Provision

We have provisions in our incentive programs requiring each current and former executive officer to forfeit any erroneously awarded incentive-based compensation. This incentive-based compensation would have been received by any such officer during the three completed years preceding the date on which we are required to prepare an accounting restatement. None of our directors or executive officers were required to forfeit any erroneously awarded incentive-based compensation in 2023.

Our provisions further state that the altering, inflating and/or inappropriate manipulation of performance/financial results or any other infraction of recognized ethical business standards will subject any participant to disciplinary action up to and including termination of employment. In addition, any incentive compensation as provided by the plan to which the participant would otherwise be entitled will be revoked or subject to "clawback."

All cash and equity awards made under the 2019 Equity Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or similar action in accordance with the terms of any clawback or similar policy or any applicable law related to such actions, as may be in effect from time-to-time.

See "Governance Procedures and Related Matters—Clawback Policy."

Stock Ownership Guidelines

All directors and NEO's are subject to our stock ownership guidelines which include both ownership requirements and retention requirements until the ownership requirements are met. Shares included when determining whether the stock ownership guidelines have been met include all common shares held outright and/or beneficially owned (as defined under Rule 16a-1 of the Securities and Exchange Act of 1934, as amended) and unvested restricted stock and restricted stock units. The CEO must own three times his or her annual base salary and other NEO's must own one times their annual base salary. All equity granted (net of taxes withheld and/or transactions costs) must be held until the ownership requirement is met.

Before the stock ownership guidelines were implemented, the awards made prior to 2022 were subject to a post-vesting holding requirement of three years. The post-vesting holding requirement was eliminated for grants issued after the implementation of stock ownership guidelines.

Federal Income Tax Deductibility Limitations

Section 162(m) of the U.S. Internal Revenue Code, or the Code, generally prohibits any publicly held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the CEO and the other "covered employees" as defined in the rule. While considering tax deductibility as only one of several considerations in determining compensation, the Compensation and Human Resources Committee believes the tax deduction limitation should not compromise its ability to structure compensation programs that provide benefits to us that outweigh the potential benefit of a tax deduction, and therefore, may approve compensation that is not deductible for tax purposes.

Taxation of "Parachute" Payments and Deferred Compensation

The NEOs are not entitled to any "gross-up" or other reimbursement payments for any tax liabilities that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code. Sections 280G and 4999 of the Code provide that executive officers, directors who hold significant equity interests in our Company, and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control of our Company that exceeds certain prescribed limits, and that the Company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on an executive officer, director or other service provider to the Company in the event that he or she receives "deferred compensation" that does not meet certain requirements of Section 409A of the Code.

Accounting for Stock-Based Compensation

We follow The Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, restricted stock unit awards and other forms of equity compensation, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below for equity awards to the NEOs as required by applicable SEC rules.

COMPENSATION COMMITTEE REPORT

The Compensation and Human Resources Committee has reviewed and discussed this Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussions, the Compensation Committee recommended this Compensation Discussion and Analysis be included in this proxy statement.

<table>
<tr><td>Lauri E. Fernald, Chair</td><td>David M. Colter</td></tr>
<tr><td>Matthew L. Caras</td><td>Kenneth E. Smith</td></tr>
<tr><td></td><td>David B. Woodside</td></tr>
</table>



Summary Compensation Table

The following table discloses compensation for the years ended December 31, 2023, 2022 and 2021 received by the NEOs.

NAME AND PRINCIPAL POSITION	YEAR	BASE SALARY RECEIVED[1]	STOCK AWARDS[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION	ALL OTHER COMPENSATION[3]	TOTAL
Curtis C. Simard	2023	$716,000	$558,445	$524,416	$40,279	$1,839,140
President & CEO	2022	694,900	541,994	521,175	51,563	1,809,632
	2021	674,700	438,555	506,025	42,251	1,661,531
Josephine Iannelli	2023	445,600	220,302	244,497	30,674	941,073
EVP, CFO and Treasurer	2022	445,600	213,846	233,940	28,948	922,334
	2021	432,600	173,040	227,115	14,224	846,979
John M. Mercier	2023	328,900	142,353	180,576	36,125	687,954
EVP, Chief Lending Officer	2022	328,900	138,120	148,005	31,034	646,059
	2021	319,300	111,755	143,685	31,149	605,889
Marion Colombo	2023	328,900	142,353	158,004	31,763	661,020
EVP, Director of Retail Delivery	2022	328,900	138,120	148,005	26,461	641,486
	2021	319,300	111,755	143,685	25,334	600,074
Jason Edgar	2023	318,300	137,757	152,877	25,581	634,515
President, Wealth	2022	318,300	133,675	143,235	22,451	617,661
	2021	309,000	108,150	139,050	24,440	580,640

[1]. Included in salary amounts for each NEO are monies they deferred pursuant to our 401(k) Plan, which allows our employees and employees of our wholly owned subsidiaries to defer monies from their compensation, subject to applicable limitations in Code Section 401(k), and amounts deferred pursuant to our Section 125 Cafeteria Plan providing health, life, and disability insurance benefits. Employees, including NEOs, are paid on a bi-weekly basis.

[2]. The amounts reported in this column represent performance awards granted to the NEOs under the Long-Term Incentive Plans. See Note 14 Stock Based Compensation Plans to our financial statements included in our Annual Report Form 10-K filed for the year ending December 31, 2023 for the assumptions made, if any, when calculating the amounts in this column. In accordance with SEC rules, the aggregate grant date fair value of the awards reported in this column are computed in accordance with FASB ASC Topic 718 and take into account the probable outcome of the applicable performance conditions at target level. The amounts shown in the table do not necessarily represent the actual value that may be realized by the NEO. The values of the performance awards at the 2023 grant date awarded for the 2023-2025 performance period, assuming that the highest levels of performance conditions are achieved, are: Mr. Simard $730,274; Ms. Iannelli, $275,377; Ms. Colombo, $177,942; Mr. Mercier, $177,942; and Mr. Edgar, $172,197

[3]. "All Other Compensation" includes matching contribution amounts into our 401(k) plan in the same formula and schedule as available to all other employees and such other items as imputed life insurance amounts on group term insurance in excess of the allowable $50,000, non-taxable IRS limit, paid for by the Company. Please see the table following these footnotes for further detail.

The NEOs also participate in certain group life, health and disability insurances and medical reimbursement plans not disclosed in the Summary Compensation Table that are generally available to all employees and do not discriminate in scope, terms and operation. The table below provides detail on the amounts comprising the column entitled "All Other Compensation" contained in the Summary Compensation Table for 2023.

NAME	EMPLOYER 401(K) CONTRIBUTION MATCH	MEMBERSHIP DUES	TAXABLE TRAVEL	IMPUTED LIFE INSURANCE	TOTAL
Curtis C. Simard	$13,200	$19,193	$1,349	$6,537	$40,279
Josephine Iannelli	13,200	9,862	2,345	5,267	30,674
Marion Colombo	13,200	10,357	1,230	6,976	31,763
John M. Mercier	13,200	12,909	440	9,575	36,125
Jason P. Edgar	13,200	—	6,833	5,548	25,581

[1]. Membership dues include payment of membership or participation fees to fitness, country club, or similar organizations.

We may provide non-cash perquisites that are not disclosed in the table above with a *de minimis* value such as incidental service fee waivers on deposit accounts or safe deposit rental fees, which are generally available to all employees.



Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards to the NEOs during the last fiscal year.

NAME (a)	GRANT TYPE (b)	GRANT DATE (c)	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS NUMBER OF STOCK UNITS[3](#) (j)	GRANT DATE FAIR VALUE OF STOCK AWARDS[4](#) (k)
			THRESHOLD ($) (d)	TARGET ($) (e)	STRETCH ($) (f)	THRESHOLD (#) (g)	TARGET (#) (h)	STRETCH (#) (i)		
Curtis C. Simard	Short-term		$196,900	$393,800	$590,700					
	Time-vested	2/14/2023							7,010	$214,786
	Performance	2/14/2023				5,608	11,216	16,824		343,658
Josephine Iannelli	Short-term		91,800	183,600	275,400					
	Time-vested	2/14/2023							3,595	110,151
	Performance	2/14/2023				1,798	3,595	5,393		110,151
Marion Colombo	Short-term		59,325	118,650	177,975					
	Time-vested	2/14/2023							2,323	71,177
	Performance	2/14/2023				1,162	2,323	3,485		71,177
John M. Mercier	Short-term		67,800	135,600	203,400					
	Time-vested	2/14/2023							2,323	71,177
	Performance	2/14/2023				1,162	2,323	3,485		71,177
Jason Edgar	Short-term		57,400	114,800	172,200					
	Time-vested	2/14/2023							2,248	68,879
	Performance	2/14/2023				1,124	2,248	3,372		68,879

[1]. Amounts in columns (d), (e), and (f) represent the possible payouts ranges based on the relevant performance level for the calendar year ended December 31, 2023 under our Annual Cash Incentive Program. More information regarding the terms of the Annual Can Incentive Program can be found in the Compensation Discussion and Analysis.

[2]. Amounts in columns (g), (h), and (i) represent the number of shares subject to performance-vested awards granted in 2023 under the 2019 Equity Plan. More information regarding the terms of the performance-vested awards can be found in the Compensation Discussion and Analysis.

[3]. Represents the number of shares subject to time-vested awards granted to NEOs in 2023 under the 2019 Equity Plan. More information regarding the terms of the time-vested awards can be found in the Compensation Discussion and Analysis

[4]. Fair values of performance awards in column (k) are determined based on target performance level.

Outstanding Equity Awards at Fiscal Year-End-2023

NAME (a)	STOCK AWARDS			
	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[1] (b)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[1] (c)	EQUITY INCENTIVE PLAN AWARDS; NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[2] (d)	EQUITY INCENTIVE PLAN AWARDS; MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[2] (e)
Curtis C. Simard	7,115[3]	$208,887	22,916[7]	$672,814
Josephine Iannelli	3,648[4]	107,095	7,348[8]	215,737
Marion Colombo	2,357[5]	69,192	4,747[9]	139,372
John M. Mercier	2,357[5]	69,192	4,747[9]	139,372
Jason Edgar	2,281[6]	66,960	4,594[10]	134,880

[1]. Amounts in column (b) represent shares subject to time-vested awards payable in 2024, 2025 and 2026. The amount in column (c) represents the total value of those shares calculated based on $29.36 per share, the closing price of our common stock on December 31, 2023.

[2]. Amounts in column (d) represent shares subject to performance-vested awards payable in 2024, 2025, and 2026 if paid at target level. The amounts in column (e) represent the total value of those shares on December 31, 2023 at the closing price of $29.36 per share. Our standard (3) year vesting schedule is applied. More information regarding the terms of the performance shares can be found in the Compensation and Discussion Analysis.

[3]. 2,337 shares will vest on April 23, 2026, and 4,778 shares will vest on April 23, 2025

[4]. 1,198 shares will vest on April 23, 2026, and 2,450 shares will vest on April 23, 2025.



5. 1,583 shares will vest on April 23, 2026, and 774 shares will vest on April 23, 2025.
6. 1,532 shares will vest on April 23, 2026, and 749 shares will vest on April 23, 2025.
7. 11,216 shares will vest on April 23, 2026, and 11,700 shares will vest on April 23, 2025.
8. 3,595 shares will vest on April 23, 2026, and 3,753 shares will vest on April 23, 2025.
9. 2,323 shares will vest on April 23, 2026, and 2,424 shares will vest on April 23, 2025.
10. 2,248 shares will vest on April 23, 2026, and 2,346 shares will vest on April 23, 2025.

Stock Vested in Fiscal Year-End 2023

NAME	TIME-VESTED AWARDS[1]		PERFORMANCE VESTED AWARDS[1]	
	NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING[1]	NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING[1]
Curtis C. Simard	7,140	$176,501	6,897	$170,494
Josephine Iannelli	3,662	90,525	2,211	54,656
Marion Colombo	2,365	58,463	1,428	35,300
John M. Mercier	2,365	58,463	1,428	35,300
Jason Edgar	2,288	56,559	1,382	34,163

1. This represents the number and dollar value, respectively, of shares issued in 2023 to NEOs pursuant to awards granted under the 2020-2022, 2021-2023 and 2022-2024 LTI plans. Performance shares issued at 66% of target under the 2020-2022 LTI plan. "Value Realized on Vesting" is determined by multiplying the number of shares received upon the vesting of the equity by the closing sales price of the Company's common stock on the vesting date. Depending on the plan period, the shares subject to time-vested and performance-vested awards must be held for a period of three years after vesting, or in alignment with our stock ownership guidelines.

No NEOs held stock options as of December 31, 2023.

No NEOs have pension benefits or participated in any nonqualified deferred compensation plan or supplemental executive retirement plan as of December 31, 2023.

Potential Payments Upon Termination of Employment or Change in Control

Executive Employment Agreements. We have entered into executive employment agreements with Mr. Simard and Ms. Iannelli. Mr. Simard and Ms. Iannelli are the only NEOs with employment agreements. The agreements provide severance benefits to the executive in connection with termination of employment either by us without "cause" or by the executive for "good reason" (as those terms are defined in the employment agreements). The amount of severance depends, in part, on whether the termination of employment occurs prior to a change in control ("non-CIC severance"), or in anticipation of, or within 12 months after, a change in control ("CIC severance"). In each case, severance payments are conditioned on the executive providing us with a release of claims. The following briefly summarizes the severance benefits payable to each executive under the agreements:

Non-CIC severance

- For Mr. Simard, his employment agreement provides for (i) cash severance equal to his base salary for the remainder of the term of his employment agreement (currently scheduled to remain in effect through December 31, 2026), payable in a lump sum; (ii) pro-rata annual cash incentive award for the year of termination; (iii) group health benefits (including medical, vision and dental benefits) for the remainder of the employment term (currently, through December 31, 2026) or 18 months (if longer); and (iv) full vesting of all outstanding equity awards, with assumed target performance for performance-based awards.

- For Ms. Iannelli, her employment agreement provides for (i) cash severance equal to three years of base salary,

payable in a lump sum; and (ii) a payment equal to 36 months of our share of premium contributions for group health benefits (including medical, vision and dental benefits).

CIC severance

- For Mr. Simard, his employment agreement provides for (i) cash severance equal to three times the sum of Mr. Simard's base salary and target annual bonus, payable in a lump sum; (ii) pro-rata annual incentive award for the year of termination; (iii) group health benefits (including medical, vision and dental benefits) for 36 months; and (iv) full vesting of all outstanding equity awards, with assumed target performance for performance-based awards.

- For Ms. Iannelli, her employment agreement provides for (i) cash severance equal to three times the sum of Ms. Iannelli's base salary and target annual bonus, payable in a lump sum; and (ii) a payment equal to 36 months of our share of premium contributions for group health benefits (including medical, vision and dental benefits).

Executive Change in Control Severance Plan. The NEOs, other than Mr. Simard and Ms. Iannelli, do not have employment agreements and do not participate in any arrangements entitling them to non-CIC severance. The NEOs, other than Mr. Simard and Ms. Iannelli, do, however, participate in our Executive Change in Control Severance Plan. The plan provides participating executives with severance benefits in the event that (i) a change in control occurs; and (ii) within 12 months after the change in control, the executive's employment is terminated by us without cause or by the executive for good reason (as those terms are defined in the plan). If a qualifying termination occurs, the executive is eligible for severance benefits equal to a specified number of months of base salary and a specified number of months of COBRA premiums for group health coverage.

Equity Awards. Our equity award agreements and the related long-term incentive plan program documents address treatment of equity awards upon termination of employment or change in control. Under these provisions, the awards vest on a prorated basis in case of termination of employment due to death, disability, or retirement (defined as attainment of age 65 or attainment of age 60 with at least 10 years of service), based on actual performance for performance-based awards. Except as set forth in the preceding paragraphs, for any other termination of employment before vesting, the awards forfeit. The award agreements and program documents also provide for full vesting of outstanding equity awards upon the occurrence of a change in

control (i.e., without requirement of a subsequent termination of employment), based on target performance in case of performance-based awards.

No Change in Control Excise Taxes. None of these arrangements include payments of excise taxes in case of a change in control. The employment agreements and Executive Change in Control Severance Plan instead provide for a cutback of any parachute payments to the extent a cutback would result in a greater after-tax payment to the executive.

The following table estimates the amount that would have been payable to each NEO under the arrangements described above assuming the applicable employment termination event or change in control had occurred as of the end of the last fiscal year. The value of equity awards that vest is based on the closing price of our common stock at the end of the last fiscal year and assumes target performance in the case of performance-based awards.

Termination and Change in Control Benefits

TERMINATION EVENT	CURTIS C. SIMARD	JOSEPHINE IANNELLI	MARION COLOMBO	JOHN M. MERCIER	JASON EDGAR
Termination Without Cause or With Good Reason–Not in Connection with Change in Control					
Cash severance	$2,148,000	$1,377,000	—	—	—
Pro rata bonus	590,700	275,400	—	—	—
Benefits	43,245	43,245	—	—	—
Equity vesting	1,368,082	548,538	—	—	—
Total	**$4,150,027**	**$2,244,183**	**—**	**—**	**—**
Termination Without Cause or With Good Reason–In Connection with Change in Control[1]					
Cash severance	$3,920,100	$2,203,200	$ 678,000	$ 678,000	$ 656,000
Pro rata bonus	590,700	275,400	—	—	—
Benefits	43,245	43,245	14,415	13,843	14,415
Equity vesting	1,368,082	548,538	352,201	352,201	340,846
Total	**$5,922,127**	**$3,070,383**	**$1,044,616**	**$1,044,044**	**$1,011,261**
Death, Disability or Retirement[2]					
Cash severance	$ 716,000	$ 459,000	—	—	—
Pro rata bonus	—	—	—	—	—
Benefits	31,182	31,182	—	—	—
Equity vesting	512,939	219,966	143,647	143,647	139,015
Total	**$1,260,121**	**$ 710,148**	**$ 143,647**	**$ 143,647**	**$ 139,015**
Any Other Termination of Employment					
Cash severance	—	—	—	—	—
Pro rata bonus	—	—	—	—	—
Benefits	—	—	—	—	—
Equity vesting	—	—	—	—	—
Total	**—**	**—**	**—**	**—**	**—**

[1.] The termination of employment is in connection with a change in control if (i) for Mr. Simard and Ms. Iannelli, it occurs in anticipation of, or within 12 months after, a change in control, and (ii) for the other NEOs, it occurs within 12 months after a change in control.



Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis."

The following tables set forth information concerning the compensation of our NEOs for the fiscal years ending December 31, 2020, 2021, 2022, and 2023.

YEAR (a)	SUMMARY COMPENSATION TABLE TOTAL FOR PRINCIPAL EXECUTIVE OFFICER (PEO) (b)[1]	COMPENSATION ACTUALLY PAID TO PEO (c)[2]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL NON-PEO FOR OTHER NAMED EXECUTIVE OFFICERS (NON-PEO NEOs) (d)[3]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs (e)[4]	VALUE OF INITIAL $100 FIXED INVESTMENT BASED ON: TOTAL SHAREHOLDER RETURN (TSR) (f)[5]	TSR OF PEER GROUP (g)[6]	NET INCOME (IN THOUSANDS) (h)[7]	COMPANY — SELECTED MEASURE — ADJUSTED RETURN ON ASSETS (i)[8]
2023	$1,839,140	$1,637,014	$731,141	$694,578	$136.30	$103.71	$45,178	1.15%
2022	1,809,632	1,889,352	745,898	750,137	142.65	108.65	43,557	1.17%
2021	1,661,531	1,970,250	618,349	720,925	124.33	108.25	39,299	1.10%
2020	1,577,467	1,495,406	704,049	674,936	93.93	82.00	33,244	0.93%

1. The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Simard (our CEO) for each corresponding year in the "Total" column of the Summary Compensation Table.
2. The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Simard, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Simard during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Simard's total compensation for fiscal year 2023 to determine the compensation actually paid in 2023:

YEAR	REPORTED SUMMARY COMPENSATION TABLE TOTAL FOR PEO	REPORTED VALUE OF EQUITY AWARDS[(a)]	EQUITY AWARD ADJUSTMENTS[(b)]	COMPENSATION ACTUALLY PAID TO PEO
2023	$1,839,140	$(558,445)	$356,319	$1,637,014

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table.

(b) The equity award adjustments for fiscal year 2023 include the addition (or subtraction, as applicable) of the following: (i) the fiscal year-end fair value of any equity awards granted in 2023 that are outstanding and unvested as of the end of fiscal year 2023; (ii) the amount of change as of the end of fiscal year 2023 (from the end of the prior fiscal year) in the fair value of any awards granted in prior fiscal years that are outstanding and unvested as of the end of fiscal year 2023; (iii) for awards that are granted and vest in fiscal year 2023, the fair value as of the vesting date; (iv) for awards granted in prior fiscal years that vest in fiscal year 2023, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in the fair value; (v) for awards granted in prior fiscal years that are determined to fail to meet the applicable vesting conditions during fiscal year 2023, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in fiscal year 2023 prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for fiscal year 2023. The amounts added or subtracted to determine the adjusted amount are as follows:

YEAR	YEAR END FAIR VALUE OF EQUITY AWARDS GRANTED DURING THE YEAR	CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS AT YEAR END GRANTED IN PRIOR YEARS	FAIR VALUE AT THE END OF THE PRIOR YEAR OF EQUITY AWARDS THAT FAILED TO MEET VESTING CONDITIONS IN THE YEAR	CHANGE IN FAIR VALUE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED IN THE YEAR	VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON EQUITY AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTAL COMPENSATION	TOTAL EQUITY AWARD ADJUSTMENTS
2023	$535,115	$(83,267)	$(113,849)	$33,020	$40,975	$356,319

3. The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's (NEOs) as a group (excluding Mr. Simard, who has served as our CEO since 2013) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Simard), including for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023 and 2022 Josephine Iannelli, Marion Colombo, John M. Mercier, and Jason Edgar; and (ii) for 2021 and for 2020, Josephine Iannelli, Richard B. Maltz, Marion Colombo, and John M. Mercier.

4. The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Simard), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Simard) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Simard) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

YEAR	AVERAGE REPORTED SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs	AVERAGE REPORTED VALUE OF EQUITY AWARDS	AVERAGE EQUITY ADJUSTMENTS	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs
2023	$731,141	$(160,691)	$124,128	$694,578

The amounts deducted or added in calculating the total average equity award adjustments are as follows:

YEAR	AVERAGE YEAR END FAIR VALUE OF EQUITY AWARDS GRANTED DURING THE YEAR	AVERAGE CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS AT YEAR END GRANTED IN + PRIOR YEARS	AVERAGE FAIR VALUE AT THE END OF THE PRIOR YEAR OF EQUITY AWARDS THAT FAILED TO MEET VESTING CONDITIONS IN THE YEAR	AVERAGE CHANGE IN FAIR VALUE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED IN THE YEAR	AVERAGE VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON EQUITY AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTAL COMPENSATION	TOTAL AVERAGE EQUITY AWARD ADJUSTMENTS
2023	$153,979	$(11,188)	$(27,630)	$4,115	$11,790	$124,128

5. Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

6. Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the Compensation Peer Group. Our Compensation Peer Group for the 2023 reporting year is disclosed under the heading "Market Benchmarking and Performance Comparisons" and found on page 37 of this proxy statement. Our Compensation Peer Group for the 2022, 2021 and 2020 reporting years are disclosed under the heading "Market Benchmarking and Performance Comparisons" in our definitive proxy statements on Schedule 14A dated March 31, 2023, April 1, 2022, and April 1, 2021, respectively.

7. The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

8. This is a non-GAAP measure that excludes gains or losses on sale of securities, gains or losses on sale of premises and equipment, gains or losses on other real estate owned, losses on extinguishments of debt, acquisition, conversion and other non-recurring expenses, net of tax.



Relationship between Pay and Performance

PEO and Non-PEO Compensation Actually Paid and TSR and Peer TSR





PEO and Non-PEO Compensation Actually Paid and Net Income



PEO and Non-PEO Compensation Actually Paid and Adjusted Return on Assets



Key Performance Measurements

The Company considers the following the most important financial performance measures it used to link executive compensation actually paid to its NEOs, for the most recently completed fiscal year, to company performance:

- Adjusted net income (non-GAAP)[8]
- Adjusted return on assets (non-GAAP)[8]
- Adjusted return on equity (non-GAAP)[8]
- Non-performing loans to total loans ratio
- Efficiency ratio[8]



CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act (the "Dodd-Frank Act"), and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Curtis C. Simard, our ("CEO") as of the end of 2023, our last completed fiscal year:

CEO PAY RATIO	
CEO Annual Total Compensation	$1,280,695
Median Employee Annual Total Compensation	$ 57,895
CEO to Median Employee Pay Ratio	22.12

Based on this information, we reasonably estimate that for 2023 our CEO's annual total compensation was approximately 22 times that of the median of the annual total compensation of all our employees.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee and our CEO for this purpose, we took the following steps:

- In accordance with Item 402(u), we are electing to identify a "median employee" every three years unless a significant change in employee population or employee compensation arrangements has occurred. In 2023 the prior year's median employee terminated employment. Therefore, as allowed by the SEC, we identified an alternate median employee with comparable pay as the median employee.

- We previously identified the "median employee" from our employee population excluding the CEO by including the annualized base salary calculated on their November 16, 2022 compensation rate, overtime, incentives, commissions, matching contributions to participants in our 401(k) plan, and the taxable value of employer paid life insurance. We annualized the compensation of the employees who were hired in 2022 but did not work for us for the entire fiscal year.

- Since we do not widely distribute annual equity awards to our employees, such awards were excluded from our compensation measure.

We identified our median employee using compensation measures identified in Section 953(b) consistently applied to all our employees included in the calculation.

Executive and Change in Control Agreements

In February 2018, we executed a new CEO Employment Agreement with Mr. Simard in order to retain Mr. Simard.

The term of the employment agreement is three years from January 1, 2018, with automatic one-year renewals each January 1st thereafter unless we elect not to extend the term of the employment agreement by providing Mr. Simard with 90 days' written notice. The employment agreement includes certain restrictive covenants with respect to competition and non-solicitation of customers and employees that apply during the term of the employment agreement and for a period of one-year following Mr. Simard's termination of employment, the geographic scope of which has been expanded to cover a 50-mile radius of any location where the employer maintains an office as of the date of the termination of employment.

Under the terms of the employment agreement, Mr. Simard is entitled to receive an annual base salary of $694,900, which amount is not subject to automatic increase, but will be reviewed annually, and further provides that his base compensation will not be reduced downward during the term of the employment agreement. Mr. Simard will be eligible to continue to participate in our annual incentive and long-term incentive plans approved by the Board and in our medical, dental, disability, retirement, life insurance, and other employee benefit plans.

If Mr. Simard's employment is terminated by the employer without "cause" or he resigns for "good reason" (each as defined in Mr. Simard's employment agreement), Mr. Simard is entitled to receive, in addition to accrued benefits, (1) a lump sum payment equal to the base compensation that would have been paid during the remaining unexpired term of the Employment Agreement; (2) insurance continuation for the greater of the remaining unexpired term of the Employment Agreement or the duration of COBRA coverage; (3) payment of a pro-rated amount of any incentive compensation earned for the calendar year of termination; and (4) immediate vesting of all time-based equity awards and vesting at target of all performance-based equity awards.

In addition, if Mr. Simard's employment is terminated by the employer without cause or he resigns for good reason within six months prior to or within twelve months following a change in control (as defined in Mr. Simard's employment agreement), then, in addition to accrued benefits, he is entitled to receive (i) a lump sum payment equal to three times his base compensation and target bonus in effect during the year of termination; (ii) insurance continuation for three years; (iii) payment of a pro-rated amount of any incentive compensation earned for the calendar year of termination; and (iv) immediate vesting of all time-based equity awards and vesting at target of all performance-based equity awards. If the payment of the severance benefits upon a change in control is determined to constitute an "excess parachute payment" under Code Section 280G, then the payments will be reduced so that no portion of the severance benefits will be non-deductible to us or will be subject to excise taxes.



Other Employment Agreements, Change in Control, Confidentiality and Non-Competition Agreements.

We renewed an employment agreement with Ms. Iannelli on March 8, 2024, which includes change in control, confidentiality and non-competition provisions. This agreement provides Ms. Iannelli severance of salary for 36 months and benefits for a period of 36 months in the event of both a change of control of our Company and subsequent termination (or constructive termination) within 12 months after a change of control, unless such termination was for cause. In addition, Ms. Iannelli's equity grants will vest in accordance with the terms of the plans under which they were granted and vest fully upon a change in control.

We have also entered into an Executive Change in Control Severance Plan with BHBT's Executive Vice Presidents, Marion Colombo, John M. Mercier and Jason P. Edgar along with eight other management employees. Their agreements provide for severance of salary for a period of 12 to 24 months in the event of both a change of control of our Company and subsequent termination (or constructive termination) within 12 months of a change of control, unless such termination was for cause.

All these agreements were entered into as part of a total compensation program to attract and/or retain qualified executives and not entered into in response to any effort known to the Board by any party or entity to acquire control of our Company.



Proposal 2
Non-Binding Advisory Vote on the Compensation of our Named Executive Officers

Our shareholders have the opportunity at the Annual Meeting to vote to approve, on a non-binding, advisory basis, the compensation of our NEOs, as disclosed in this proxy statement in accordance with SEC rules. Each year, our Compensation and Human Resources Committee reviews our NEOs performance using a balanced and disciplined approach to determine base salaries and variable compensation awards. The approach for 2023 included a full-year assessment of financial results, contributions of the executives to the overall performance of the business, and progress delivering on our short- and long-term strategic goals. The Compensation and Human Resources Committee considers various factors that collectively indicate successful management of our business, including: i) overall corporate performance; ii) individual performance, including financial and non-financial measures; iii) the manner in which results are achieved; iv) adherence to risk and compliance policies, as well as the quality of earnings; v) accountability in driving a strong risk management culture and other core values of our company; vi) our year-over-year performance relative to our established risk metrics; and vii) our performance relative to our peer competitor group.

The Dodd-Frank Act and Section 14A of the Exchange Act enable our shareholders to vote to approve, on a non-binding advisory basis, the compensation of our Named Executive Officers, as described below in this proxy statement. This vote does not address any specific item of compensation, but rather the overall compensation of our NEOs and our compensation philosophy, policies and practices, as disclosed in this proxy statement. At the 2023 annual meeting of shareholders, the shareholders voted in favor of holding "Say-on-Pay" votes every year, and the Board adopted this standard.

The Compensation and Human Resources Committee has and will continue to consider the outcome of future advisory, non-binding "Say on Pay" votes when reviewing and planning future executive compensation arrangements. Past shareholder votes have been overwhelmingly in favor of our programs and practices, and the Compensation and Human Resources Committee viewed these results as evidence that shareholders continue to support the Company's executive compensation policies and practices.

The NEOs in this proxy statement are Curtis C. Simard, Josephine Iannelli, Marion Colombo, John M. Mercier, and Jason Edgar. The compensation of our NEOs is disclosed in the "Compensation Discussion and Analysis" section, the summary compensation table, and the other related tables and narrative disclosure contained elsewhere in this proxy statement. As discussed in those disclosures, our Board believes that our executive compensation philosophy, policies, and procedures provide a strong link between each NEO's compensation and our short- and long-term performance.

We are asking our shareholders to indicate their support of our NEO compensation as described in this proxy statement. This proposal will be presented at the Annual Meeting as a resolution in substantially the following form:

***RESOLVED**, on an advisory basis, that the compensation paid to the Named Executive Officers, as disclosed in the proxy statement for this 2024 Annual Meeting of Shareholders pursuant to compensation disclosure rules of the Securities and Exchange Commission, including the "Compensation Discussion and Analysis" section, the related executive compensation tables and narrative discussion, is hereby APPROVED.*

This vote is advisory and therefore not binding on us, the Compensation and Human Resources Committee or the Board. However, the Board and the Compensation and Human Resources Committee value the opinions of our shareholders and to the extent there is any significant vote against the NEO compensation as disclosed in this proxy statement, we will consider our shareholders' concerns, and the Compensation and Human Resources Committee will evaluate whether any actions are necessary to address those concerns.

Vote Required

Please see "Voting Requirements Summary Table" on page 3 of this proxy statement regarding the specifics of the vote required.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THIS NON-BINDING, ADVISORY PROPOSAL REGARDING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.



Proposal 3
Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm, and is involved in the selection of the firm's lead engagement partner. Annually the Audit Committee will evaluate the independent public accounting firm's qualifications, assess the firm's quality of service, the firm's sufficiency of resources, the quality of the communication and interaction with the firm, and the firm's independence, objectivity, and professional skepticism. The Audit Committee also considers the advisability and potential impact of selecting a different independent public accounting firm.

After assessing the performance and independence of RSM, our principal independent registered public accounting firm, the Audit Committee believes that retaining RSM is in the best interests of our Company and our shareholders. The Audit Committee has appointed RSM as our independent registered public accounting firm for our fiscal year ending December 31, 2024. RSM has served as our independent registered public accounting firm since 2015. Although it is not required to do so, our Board is asking shareholders to ratify RSM's appointment. The Audit Committee considers RSM to be well qualified. In the absence of contrary specification, the proxy holders will vote proxies received

in response to this solicitation in favor of ratification of the appointment. If our shareholders do not ratify RSM's appointment, the Audit Committee will consider changing our independent registered public accounting firm for the fiscal year ending December 31, 2024.

Whether or not shareholders ratify RSM's appointment, the Audit Committee may appoint a different independent registered public accounting firm at any time if it determines that such a change is appropriate. RSM has advised the Audit Committee that it is an independent accounting firm with respect to our Company and our subsidiaries in accordance with the requirements of the SEC and the Public Company Accounting Oversight Board. Representatives of RSM are expected to be present at the Annual Meeting, and they will have an opportunity to make a statement, if they choose to do so. In addition, representatives of RSM are expected to be available to respond to appropriate shareholder questions at the Annual Meeting.

Vote Required

Please see "Voting Requirements Summary Table" on page 3 of this proxy statement regarding the specifics of the vote required.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF RSM US LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING DECEMBER 31, 2024.



Principal Accounting Fees and Services

The reports of RSM on our consolidated financial statements as of December 31, 2023 and 2022 and for the three-year period ending on December 31, 2023, and on internal control over financial reporting as of December 31, 2023, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

The following table summarizes RSM's audit fees for the fiscal years ended December 31, 2023, and December 31, 2022.

SERVICE	2023	2022
Audit Fees[1]	$444,293	$402,630
Audit-Related Fees[2]	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$444,293	$402,630

1. Includes services relating to the audit of annual consolidated financial statements, review of quarterly consolidated financial statements, statutory audits, comfort letters, and consents and review of documentation filed with SEC-registered and other securities offerings.
2. Includes services related to assistance with general accounting matters, work performed on acquisitions and divestitures, employee benefit plan audits and assistance with statutory audit matters.

Pre-Approval Policies and Procedures

Audit Committee policies and procedures require the Audit Committee Chair to pre-approve all audits and non-audit services and report such pre-approvals to the Audit Committee at its next regularly scheduled meeting.

No services were rendered for financial information systems design and implementation or internal audit.

The Audit Committee has considered the compatibility of the non-audit services furnished by our auditing firm with the firm's need to be independent.

The Audit Committee pre-approved 100% of the services performed by RSM pursuant to the policies outlined above.



Other Matters

Nominations by Shareholders and Other Shareholder Proposals

Our Bylaws and Governance Committee Charter provide that we consider nominees for election to the Board recommended by our shareholders if those nominations are made in the same manner provided for under our Bylaws with regard to typical shareholder proposals. These procedures require in part, that to be timely, a shareholder's notice shall be delivered to the Clerk at our principal executive offices no later than the close of business of the 120th day (i.e., January 16, 2025) nor earlier than the close of business on the 150th day (i.e., December 17, 2024) prior to the first anniversary of the preceding year's annual meeting of shareholders (unless the date of the 2025 annual meeting is advanced by more than 30 days before or delayed by more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting of shareholders and not later than the close of business on the later of the 90th day prior to such annual meeting of shareholders or the 10th day following the day on which public announcement of the date of such meeting is first made).

In addition to satisfying the requirements of the Bylaws, to comply with the requirements set forth in Rule 14a-19 of the Exchange Act (the universal proxy rules), shareholders who intend to solicit proxies in support of director nominees other than the Board's nominees must also provide written notice to the Clerk at our principal executive offices that sets forth all the information required by Rule 14a-19 of the Exchange Act. Such notice must be postmarked or transmitted electronically to the Company at our principal executive offices no later than March 17, 2025.

The shareholder's notice shall include:

- for each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to that person is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, including as required by our Bylaws; in each case pursuant to Regulation 14A under the Exchange Act, such person's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected, is to be included;

- for any other business that the shareholder proposes to bring before the meeting, a brief description of the business to be brought before the meeting, the reasons for conducting such business at the meeting, any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made, and the names and addresses of other shareholders known by the shareholder proposing such business to support the proposal, and the class and number of shares of our capital stock beneficially owned by the other shareholders;

- for the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such shareholder, as they appear on our books, and of such beneficial owner, and (2) the class and number of shares of our common stock, which are owned beneficially and of record by such shareholder and such beneficial owner. Shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act for inclusion in our proxy statement and form of proxy for the 2025 annual meeting of shareholders must be received by us no later than December 2, 2024. Any such proposal must also comply with the requirement as to form and substance established by the SEC for such a proposal to be included in the proxy statement and form of proxy.

Proposals should be addressed to Curtis C. Simard, President and CEO, Bar Harbor Bankshares, 82 Main Street, P.O. Box 400, Bar Harbor, Maine 04609. If our Governance Committee determines that any shareholder proposal (including a nomination for election of a director) was not made in a timely fashion or that information provided in the notice does not fulfill the information requirements set forth above in any material respects, such proposal will not be presented for action at the annual meeting of shareholders for which it is proposed. If a shareholder should propose a candidate, our Governance Committee would evaluate that candidate based on the criteria noted in this proxy statement.

Communication with Board

Our shareholders and other interested persons who want to communicate with the Board, any individual director, the non-management directors as a group, or any other group of directors, can write to:

> Chairman of the Board Bar Harbor Bankshares
> 82 Main Street
> P.O. Box 400
> Bar Harbor, ME 04609

Written communications addressed to the Board received by us from shareholders will be shared with the full Board no later than the next regularly scheduled Board meeting.

Delivery of Documents to Security Holders Sharing an Address

SEC rules permit us to deliver a single copy of our 2023 Annual Report to Shareholders and this proxy statement to two or more shareholders who share an address, unless we have received contrary instructions from one or more of the security holders. This delivery method, which is known as "householding," can reduce our expenses for printing and mailing. Any shareholder of record at a shared address to which a single copy of the documents was delivered may request a separate copy of the 2023 Annual Report to Shareholders and this proxy statement by (a) calling



1-888-853-7100, (b) sending a letter to us at 82 Main Street, P.O. Box 400, Bar Harbor, Maine 04609, Attn: Investor Relations, or (c) sending us an e-mail at InvestorRelations@barharbor.bank. Shareholders of record who wish to receive separate copies of these documents in the future may also contact us as stated above. Shareholders of record who share an address and are receiving multiple copies of our Annual Report to Shareholders and proxy statements may contact us as stated above to request delivery of a single copy of such documents. Shareholders who hold their shares in "street name" and who wish to obtain copies of these proxy materials should follow the instructions on their voting instruction forms or contact the holders of record.

Solicitation of Proxies

We will pay all expenses of preparing, printing and mailing, and making available over the internet, the Annual Meeting proxy materials, as well as all other expenses of soliciting proxies for the Annual Meeting on behalf of our Board. Alliance Advisors will solicit proxies by personal interview, mail, telephone, facsimile, email, Internet or other means of electronic transmission and will request brokerage houses, banks, and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of common stock held of record by these persons. We will pay a fee of approximately $13,800 to Alliance Advisors for its services and will reimburse it for payments made to brokers and other nominees for their expenses in forwarding soliciting material. In addition, certain of our directors, officers and other employees, who will receive no compensation in addition to their regular salary or other compensation, may solicit proxies by personal interview, mail, telephone, facsimile, email, internet or other means of electronic transmission.

Other Business

As of the date of this proxy statement, the Board knows of no other matters that will be presented for consideration at the Annual Meeting other than as described in this proxy statement. If any other business, matter, or proposal shall properly come before the Annual Meeting and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The person named as proxies intend to vote or not to vote in accordance with the recommendation of the Board.

By Order of the Board of Directors

Kirstie A. Carter, Corporate Clerk & Secretary



Appendix A
Audit Committee Report

To the Board of Directors of Bar Harbor Bankshares:

The Audit Committee of the Board of Directors consists entirely of members who meet the independence requirements of the listing standards of the NYSE American LLC and the rules and regulations of the United States Securities and Exchange Commission (the "SEC"), as determined by the Board of Directors. The Audit Committee is responsible for providing independent, objective oversight of the financial reporting processes and internal controls of Bar Harbor Bankshares. The Audit Committee operates under a written charter approved by the Board of Directors. A copy of the current charter is available on Bar Harbor Bankshares' website at *www.barharbor.bank/about-us/shareholder-relations/governance*

Management is responsible for Bar Harbor Bankshares' system of internal control and financial reporting processes, for the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles and for the annual report on Bar Harbor Bankshares' internal control over financial reporting. The independent auditor is responsible for performing an independent audit of Bar Harbor Bankshares' consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"), and for issuing a report on the financial statements and the effectiveness of Bar Harbor Bankshares' internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. Audit Committee members do not serve as professional accountants or auditors for Bar Harbor Bankshares, and their functions are not intended to duplicate or certify the activities of Bar Harbor Bankshares' management or independent auditor.

Consistent with its monitoring and oversight responsibilities, the Audit Committee met with management and RSM US LLP ("RSM"), the independent auditor of Bar Harbor Bankshares, to review and discuss the December 31, 2023 audited consolidated financial statements.

In connection with its review of Bar Harbor Bankshares' consolidated financial statements for fiscal year 2023, the Audit Committee has:

- Reviewed and discussed the audited consolidated financial statements with Bar Harbor Bankshares' management;

- Discussed with Bar Harbor Bankshares' independent registered public accounting firm those matters required to be discussed by the applicable requirements of the PCAOB and the SEC;

- Received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm, the independent registered public accounting firm's independence; and

- Approved the audit and non-audit services of the independent registered public accounting firm for 2023.

Management completed the documentation, testing and evaluation of Bar Harbor Bankshares' system of internal control over financial reporting as of December 31, 2023 as required by Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee received periodic updates from management and RSM at Audit Committee meetings throughout the year and provided oversight of the process. Prior to filing Bar Harbor Bankshares' Annual Report on Form 10-K for the fiscal year ended December 31, 2023, on the Form 10-K (the "Form 10-K"), with the SEC, the Audit Committee also reviewed management's report on the effectiveness of Bar Harbor Bankshares' internal control over financial reporting contained in the Form 10-K, as well as the Report of Independent Registered Public Accounting Firm provided by RSM and also included in the Form 10-K. RSM's report included in the Form 10-K related to its audit of Bar Harbor Bankshares' consolidated financial statements and the effectiveness of Bar Harbor Bankshares' internal control over financial reporting.

Based upon the Audit Committee's discussions with management and RSM and the Audit Committee's review of the information provided by, and the representations of, management and RSM, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements as of and for the year ended December 31, 2023 be included in the Form 10-K. The Audit Committee selected RSM as Bar Harbor Bankshares' independent auditor for the fiscal year ending December 31, 2024, and recommended the selection be submitted for ratification by the shareholders of Bar Harbor Bankshares.

Audit Committee of the Board:

David M. Colter, Chair
Daina H. Belair
Brian D. Shaw

Debra B. Miller
Scott G. Toothaker



ANNUAL MEETING OF SHAREHOLDERS

Time and date: 10:00 a.m., Eastern Daylight Time, on Thursday, May 16, 2024

Record date: Close of business on March 8, 2024

Attendance: Shareholders as of the record date may participate in the Annual Meeting:

In Person: Bar Harbor Club
111 West Street
Bar Harbor, Maine 04609

How to vote: Over the internet at *www.proxyvote.com*, by telephone at 1-800-690-6903, or in person at the Annual Meeting, or by mail addressed to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717 The deadline for transmitting Internet, telephone, and email voting is up until 11:59 p.m. Eastern Daylight Time on May 15, 2024 for shares held directly and by 11:59 p.m. Eastern Daylight Time on May 13, 2024 for shares held in a Plan. Please have your proxy card in hand when utilizing these other forms of voting.

Votes Shareholders as of the record date will be entitled to one vote at the Annual Meeting for each outstanding share of common stock

Common stock outstanding as of record date: 15,185,021 shares



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission File Number: 001-13349



BAR HARBOR BANKSHARES
(Exact name of registrant as specified in its charter)

Maine	**01-0393663**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

PO Box 400	
82 Main Street, Bar Harbor, ME	**04609-0400**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(207) 669-6784**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $2.00 per share	BHB	NYSE American

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer", "smaller reporting company", or "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐   Accelerated Filer ☒   Non-Accelerated Filer ☐   Smaller Reporting Company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of Bar Harbor Bankshares was $385,509,568 based on the closing sale price of the common stock on the NYSE American on June 30, 2023, the last trading day of the registrant's most recently completed second quarter.

The Registrant had 15,185,021 shares of common stock, par value $2.00 per share, outstanding as of March 7, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the 2024 Annual Meeting of Shareholders, to be filed within 120 days after December 31, 2023 are incorporated by reference into Part III this Annual Report on Form 10-K.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
FORM 10-K

INDEX

The Company conducts business operations principally through Bar Harbor Bank & Trust, which may be referred to as the Bank and which is a subsidiary of Bar Harbor Bankshares. Unless the context requires otherwise, references in this Annual Report on Form 10-K to "our Company, "our," "us," "we" and similar terms refer to Bar Harbor Bankshares and its subsidiaries, including the Bank, collectively.

PART I

ITEM 1. BUSINESS.

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K (the "Form 10-K" or "Annual Report") that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this Form 10-K the words "believe," "anticipate," "expect," "may," "will," "assume," "should," "predict," "could," "would," "intend," "targets," "estimates," "projects," "plans," and "potential," and other similar words and expressions of the future, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about our future financial and operating results and plans, objectives, and intentions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of our company to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the statements, including, but not limited to:

- deterioration in the financial performance and/or condition of borrowers of the Bank, including as a result of the negative impact of inflationary pressures on our customers and their businesses resulting in significant increases in credit losses and provisions for those losses;
- the possibility that our asset quality could decline or that we experience greater loan losses than anticipated;
- increased levels of other real estate owned, primarily as a result of foreclosures;
- the impact of liquidity needs on our results of operations and financial condition;
- competition from financial institutions and other financial service providers;
- the effect of interest rate increases on the cost of deposits;
- unanticipated weakness in loan demand or loan pricing;
- adverse conditions in the national or local economies including in our markets throughout Northern New England;
- changes in consumer spending, borrowing and saving habits;
- the emergence and effects related to a future pandemic, epidemic or outbreak of an infectious disease, including actions taken by governmental officials to curb the spread of such an infectious disease, and the resulting impact on general economic and financial market conditions and on the Company's and our customers' business, results of operations, asset quality and financial condition;
- the effects of civil unrest, international hostilities or other geopolitical events, including the war in Ukraine and ongoing hostilities in the Middle East;
- inflation, interest rate, market, and monetary fluctuations;
- lack of strategic growth opportunities or our failure to execute on available opportunities;
- the ability to grow and retain low-cost core deposits and retain large, uninsured deposits;
- our ability to effectively manage problem credits;
- our ability to successfully implement efficiency initiatives on time and with the results projected;
- our ability to successfully develop and market new products and technology;
- the impact of negative developments in the financial industry and United States and global capital and credit markets;
- our ability to retain executive officers and key employees and their customer and community relationships;
- our ability to adapt to technological changes and to implement new technology effectively;
- the vulnerability of the Bank's computer and information technology systems and networks, and the systems and networks of third parties with whom the Company or the Bank contract, to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss, and other security breaches and interruptions;

- changes in the reliability of our vendors, internal control systems or information systems;
- ongoing competition in the labor markets and increased employee turnover;
- the potential impact of climate change;
- our ability to comply with various governmental and regulatory requirements applicable to financial institutions;
- changes in state and federal laws, rules, regulations, or policies applicable to banks or bank holding companies, including regulatory or legislative developments;
- the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board");
- adverse impacts (including costs, fines, reputational harm, or other negative effects) from and risks associated with current or future litigation, regulatory examinations, or other legal and/or regulatory actions; and
- general competitive, economic, political, and market conditions, including economic conditions in the local markets where we operate.

Other factors not identified above, including those described in the Annual Report under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Most of these factors are difficult to anticipate and are generally beyond our control. You should consider these factors in connection with considering any forward-looking statements that may be made by us. We undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law.

GENERAL

Bar Harbor Bankshares (the "Company," "we," "our" or "us" or similar terms) is the parent company of Bar Harbor Bank & Trust (the "Bank"), which is the only community bank headquartered in Northern New England with branches in Maine, New Hampshire, and Vermont. The Bank is a regional community bank that thinks differently about banking. The Bank provides the technology offerings and capabilities of larger banks, accompanied by access to local decision makers who are acutely focused on their local markets. Having recently celebrated the 137th anniversary of the Bank's founding, we remain focused on helping our customers achieve their goals as the key to the Bank's success. With over 450 dedicated professionals and more than 50 locations, we are committed to servicing and building enduring relationships by providing a higher standard of banking. We offer a variety of financial products and services designed around our customers in order to serve their banking and financial needs. Through these efforts, we continue to be a relationship-focused community bank, maintaining our credit quality and serving businesses, entrepreneurs, and individuals within our footprint. Our corporate goal is to be one of the most consistently high performing community banks in New England, and our business model is centered on the following:

- Employee and customer experience is the foundation of superior performance, which leads to significant financial benefit to shareholders
- Geography, heritage, and performance are key while remaining true to a community-focused culture
- Commitment to risk management while balancing growth and earnings
- Service and sales driven culture with a focus on core business growth
- Fee income is fundamental to our profitability through trust and treasury management services, customer derivatives, and secondary market mortgage sales
- Investment in processes, products, technology, training, leadership, and infrastructure
- Expansion of our brand and business to deepen market presence
- Opportunity and growth for existing employees while adding catalyst recruits across all levels

Shown below is a profile and geographical footprint of the Bank as of December 31, 2023:



- Assets: $4.0 billion
- New England Footprint
- Maine Headquarters
- Market Capitalization: $445 million
- Dividend Yield: 3.81%
- NYSE American: BHB



We serve affluent and growing markets in Maine, New Hampshire, and Vermont with more than 49 thousand, 48 thousand, and 24 thousand customers, respectively in those states. Within these markets, tourism, agriculture, and fishing industries remain strong and continue to drive economic activity. These core markets have also maintained their strength through diversification into various service industries.

Maine

We have 22 full-service branches in operation and two wealth management offices principally located in the regions of downeast, midcoast, and central Maine, which are generally characterized as rural areas. We also have a commercial loan production office in Portland, Maine. In Maine, we consider our primary market areas to be Hancock, Penobscot, Washington, Kennebec, Knox, and Sagadahoc counties. The economies in these counties are based primarily on tourism, healthcare, fishing and lobstering, agriculture, state government, and small local businesses. They are also supported by a large contingent of retirees.

New Hampshire

We have 21 full-service branches in operation and five wealth management offices in New Hampshire located in the Lake Sunapee, Upper Valley, and Merrimack Valley regions. There are several distinct markets within each of these regions. The towns or cities of Nashua, Manchester, and Concord are considered part of the Merrimack Valley. Nashua, New Hampshire is a regional commercial, entertainment, and dining destination. With its border to Massachusetts, it also enjoys a vibrant high-tech industry and a robust retail industry due in part to New Hampshire's absence of a sales tax. The Upper Valley region of New Hampshire includes the towns of Lebanon and Hanover, which are home to Dartmouth-Hitchcock Medical Center and Dartmouth College, respectively. The Lake Sunapee market is a popular year-round recreation and resort area that includes both Lake Sunapee and Mount Sunapee and includes the towns of Claremont, New London, and Newport.

Vermont

We have 10 full-service branches in operation in Vermont. The branches are primarily located in central Vermont within Rutland, Windsor, and Orange counties. These markets are home to many attractions, including Killington Mountain and the city of Rutland. Popular vacation destinations in this region include Woodstock, Brandon, and Ludlow.

SUBSIDIARY ACTIVITIES

Bar Harbor Bankshares is a legal entity separate and distinct from its first-tier bank subsidiary, Bar Harbor Bank & Trust, and its second-tier subsidiaries, Bar Harbor Wealth Management ("BHWM") and Cottage Street Corporation.

There are two Connecticut statutory trusts for which all of the common stock is owned. These capital trusts are unconsolidated, and their only material asset is a $20.6 million trust preferred security related to the junior subordinated debentures reported in Note 7 – Borrowed Funds of the Consolidated Financial Statements.

AVAILABLE INFORMATION

Annual, quarterly, and current reports, proxy statements and other information are required to be filed with the Securities and Exchange Commission ("SEC"). The SEC maintains a website at www.sec.gov that contains reports, proxy statements, and information statements, and other information regarding issuers that file electronically with the SEC.

The Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and amendments to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are also available free of charge on our website at www.barharbor.bank under the Shareholders Relations link as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC.

Our Code of Ethics for Senior Financial Officers, Code of Conduct and Business Ethics, Securities and Insider Trading Policy and the charters of our Board of Directors' audit committee, governance committee, and compensation and human resources committee are also available on our website (www.barharbor.bank) and in print free of charge to any shareholder who requests them. Requests should be sent by mail to our corporate secretary at our executive office. We intend to disclose on our website any amendments or waivers to our Code of Ethics for Senior Financial Officers or Code of Conduct and Business Ethics that are required to be disclosed pursuant to Item 5.05 of Form 8-K.

Investors should note announcements of material information to investors and others are performed using SEC filings, press releases, and postings on our website (www.barharbor.bank), including news and announcements regarding financial performance, key personnel, brands, and business strategy. Information posted on the corporate website could be deemed material to investors. Investors are encouraged to review the information posted on these channels. Updates may be made, from time to time, to the list of channels used to communicate information that could be deemed material, and any such change will be posted on www.barharbor.bank. The information on the website is not, and shall not be deemed to be, a part hereof or incorporated into this or any other filings with the SEC.

COMPETITION

Major competitors in market areas include local independent banks, local branches of large regional and national bank affiliates, thrift institutions, savings and loan institutions, mortgage companies, and credit unions.

We effectively compete with other financial institutions by emphasizing quality customer service, making decisions at the local level, maintaining long-term customer relationships, building customer loyalty, and providing products and services designed to address customers' specific needs. However, no assurance can be provided regarding the ongoing ability to compete effectively with other financial institutions in the future.

No part of the business is materially dependent upon one or a few customers or upon a particular industry segment, the loss of which would have a material adverse impact on our results of operations.

LENDING ACTIVITIES

General
Loans are originated in four basic portfolio categories, which are discussed below. These portfolios include the categories commercial real estate, commercial and industrial, residential real estate and other consumer loans. Loan interest rates and

other key loan terms are affected principally by our lending policy, asset/liability strategy, loan demand, competition, and the supply of money available for lending purposes. The amount of long-term fixed-rate lending and adjustable-rate lending is monitored according to the Bank's interest rate management policy. Loans originated are held for investment except for certain residential mortgages that are underwritten with the intention to be sold in the secondary mortgage market.

Loan Portfolio Analysis

The following table sets forth the year-end composition of the loan portfolio in dollar amounts and as a percentage of the portfolio for the years indicated. Further information about the composition of the loan portfolio is contained in Note 3 – *Loans and Allowance for Credit Losses* of the Consolidated Financial Statements.

(in thousands, except percentages)	2023 Amount	2023 % of Total	2022 Amount	2022 % of Total
Commercial construction	$ 154,048	5 %	$ 117,577	4 %
Commercial real estate owner occupied	310,015	10	244,814	8
Commercial real estate non-owner occupied	1,144,566	38	1,146,674	40
Tax exempt	43,688	2	42,879	2
Commercial and industrial	310,883	10	297,112	10
Residential real estate	940,334	32	954,968	33
Home equity	87,683	3	90,865	3
Consumer other	7,832	—	7,801	—
Total loans	$ 2,999,049	100 %	$ 2,902,690	100 %

Commercial Loan Exposure and Industries

All commercial loans are assigned Standard Industrial Classification codes, North American Industry Classification System codes, and state and county codes. The following table summarizes the major industries of the commercial loan portfolio as of December 31, 2023 and 2022:

(in thousands, except percentages)	2023 Loans	2023 Total Exposure	2023 % of Total Portfolio	2022 Loans	2022 Total Exposure	2022 % of Total Commerical Portfolio
Real Estate and Rental and Leasing	$ 1,018,035	$ 1,196,273	52 %	$ 946,591	$ 1,212,986	51 %
Accommodation and Food Services	334,838	347,588	17	334,053	347,023	18
Health Care and Social Assistance	99,601	109,771	5	105,634	145,361	6
Retail Trade	78,036	94,074	4	61,265	79,401	3
Agriculture, Forestry, Fishing and Hunting	55,214	63,052	3	60,815	68,040	3
Wholesale Trade	63,088	110,703	3	55,546	83,696	3
Educational Services	51,512	63,731	3	49,162	61,526	3
Finance and Insurance	59,753	103,444	3	33,148	52,551	2
Manufacturing	44,277	67,221	2	44,672	66,083	2
Arts, Entertainment, and Recreation	30,914	33,441	2	29,300	31,898	2
Construction	23,086	44,518	1	29,448	49,450	2
Public Administration	35,995	40,669	—	33,769	39,357	2
Transportation and Warehousing	14,424	22,139	—	14,087	16,051	1
All other	54,427	79,691	5	51,566	81,045	2
Total commercial loans	$ 1,963,200	$ 2,376,315	100 %	$ 1,849,056	$ 2,334,468	100 %

Within our non-owner-occupied commercial real estate portfolio (considered "Commercial construction" and "Commercial Real Estate Non-Owner Occupied" above), the top 10 loans represent approximately 13.9% of total commercial outstanding. The average loan size in the CRE segment is approximately $2.0 million. Delinquencies within the segment were nominal at less than 0.01% as a percentage of the total segment as of December 31, 2023. Maximum loan-to-value ratios at origination are governed by established policy and regulatory guidelines. The weighted average loan-to-value ratio for the top 10 loans within the non-owner occupied segment was 61.54% as of December 31, 2023. The top 10 office loans represent approximately 9% of the total commercial real estate segment exposure inclusive of unfunded commitments and 10% of the outstanding balances. The weighted average loan-to-value for the top ten loans within the office segment is 60.37%. Our total commercial portfolio has a pass rating of 93%, included in the commercial portfolio are office loans of $245.8 million which have a pass rating of 86%.

Maturity and Sensitivity of the Loan Portfolio

The following table shows contractual maturities of selected loan categories at December 31, 2023. The contractual maturities do not reflect premiums, discounts, deferred costs, or prepayments.

(in thousands, except percentages)	Within 1 year	1 to 5 Years	5 to 15 Years	After 15 Years	Total	% of Total
Contractual Maturity						
Commercial construction	$ 6,850	$ 72,019	$ 71,924	$ 3,255	$ 154,048	5 %
Commercial real estate owner occupied	8,979	79,518	204,259	17,259	310,015	10
Commercial real estate non-owner occupied	73,288	473,200	584,110	13,968	1,144,566	38
Tax exempt	5,663	6,575	22,523	8,927	43,688	2
Commercial and industrial	69,179	116,484	79,481	45,739	310,883	10
Residential real estate	1,294	33,448	144,362	761,230	940,334	32
Home equity	2,512	5,438	11,050	68,683	87,683	3
Consumer other	1,791	5,446	430	165	7,832	—
Total loans	$ 169,556	$ 792,128	$ 1,118,139	$ 919,226	$ 2,999,049	100 %
Repricing Date						
Fixed-rate	99,517	359,198	579,268	637,546	1,675,529	56
Floating or adjustable rate	70,039	432,930	538,871	281,680	1,323,520	44
Total loans	$ 169,556	$ 792,128	$ 1,118,139	$ 919,226	$ 2,999,049	100 %

Problem Assets

There is a preference to work with borrowers to resolve problems rather than proceeding to foreclosure. For commercial loans, this may result in a period of forbearance or restructuring of the loan, which is normally done at current market terms and may not result in a "troubled" loan designation. For residential mortgage loans, the Consumer Financial Protection Bureau ("CFPB") guidelines are followed to attempt a restructuring that will enable owner-occupants to remain in their home. However, if these processes fail to result in a performing loan, foreclosure or other proceedings will be initiated no later than the 120th day of a delinquency, as necessary, to minimize any potential loss. Management reports on delinquent loans and non-performing assets to the Company's Board of Directors monthly through the Board Risk Committee. Loans are generally removed from accruing status when they reach 90 days delinquent, except for certain loans which are well secured and in the process of collection. Loan collections are managed by a combination of the related business units and the managed assets group.

The following table presents the problem assets for the years indicated:

(in thousands, except ratios)	2023		2022	
Non-accruing loans:				
Commercial construction	$	—	$	—
Commercial real estate owner occupied		103		439
Commercial real estate non-owner occupied		340		550
Tax exempt		—		—
Commercial and industrial		363		207
Residential real estate		3,908		4,385
Home equity		809		963
Consumer other		5		5
Total loans		5,528		6,549
Other real estate owned		—		—
Total non-performing assets	$	5,528	$	6,549
Total non-performing loans/total loans		0.18 %		0.23 %
Total non-performing assets/total assets		0.14		0.17

Allowance for Credit Losses

Our loan portfolio is regularly reviewed by management to evaluate the adequacy of the allowance for credit losses ("ACL"). The allowance represents management's estimate of inherent losses that are probable and estimable as of the date of the financial statements. The ACL is comprised of reserves measured on a collective (pool) basis based on a lifetime loss-rate model when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis, generally larger non-accruing commercial loans. The ACL is discussed further in Note 1 – *Summary of Significant Accounting Policies* of the Consolidated Financial Statements.

The following table presents an analysis of the ACL for the years indicated:

(in thousands, except ratios)		2023		2022
Balance at beginning of year	$	25,860	$	22,718
Charged-off loans:				
Commercial construction		—		—
Commercial real estate owner occupied		—		—
Commercial real estate non-owner occupied		—		—
Tax exempt		—		—
Commercial and industrial		(664)		(8)
Residential real estate		(8)		(84)
Home equity		(12)		(7)
Consumer other		(289)		(267)
Total charged-off loans		(973)		(366)
Recoveries on charged-off loans:				
Commercial construction		—		—
Commercial real estate owner occupied		142		120
Commercial real estate non-owner occupied		—		—
Tax exempt		—		—
Commercial and industrial		149		341
Residential real estate		31		106
Home equity		6		25
Consumer other		19		12
Total recoveries on charged-off loans		347		604
Net (charge-offs) recoveries		(626)		238
Provision for credit losses		2,908		2,904
Balance at end of year	$	28,142	$	25,860
Ratios:				
Net charge-offs (recoveries)/average loans		0.02 %		(0.01)%
Recoveries/charged-off loans		36		165
Allowance for credit losses/total loans		0.94		0.89
Allowance for credit losses/non-accruing loans		509		395

The following table presents year-end data for the approximate allocation of the ACL by loan categories at the dates indicated. For each loan category, the table shows the amount of the allowance allocated to that category as a percentage of the outstanding loans in that category. The allocation of the allowance to each category is not indicative of future losses and does not restrict the use of any of the allowance to absorb losses in any category.

(in thousands, except ratios)		2023 Amount	% Allocated to Total Loans		2022 Amount	% Allocated to Total Loans
Commercial construction	$	4,261	0.14 %	$	2,579	0.09 %
Commercial real estate owner occupied		2,863	0.10		2,189	0.08
Commercial real estate non-owner occupied		9,443	0.31		9,341	0.32
Tax exempt		119	—		93	—
Commercial and industrial		3,259	0.11		3,493	0.12
Residential real estate		7,352	0.25		7,274	0.25
Home equity		767	0.03		811	0.03
Consumer other		78	—		80	—
Total	$	28,142	0.94 %	$	25,860	0.89 %

INVESTMENT SECURITIES ACTIVITIES

The objective of the investment portfolio is to provide liquidity when loan demand is high, and to absorb excess funds when demand is low. The securities portfolio also provides a medium for certain interest rate risk measures intended to maintain an appropriate balance between interest income from loans and total interest expense. For additional information, see Item 7A of this Annual Report.

We invest in what we believe to be high-quality investment-grade securities. Investment decisions are made in accordance with the investment and treasury policies and include consideration of risk, return, duration, and portfolio concentrations. For further discussion on investments see Note 2 – *Securities Available for Sale* of the Consolidated Financial Statements.

The following table presents the amortized cost and fair value of securities available for sale for the years indicated:

(in thousands)	2023 Amortized Cost	Fair Value	2022 Amortized Cost	Fair Value
Debt Securities:				
Obligations of US Government-sponsored enterprises	$ 2,021	$ 1,992	$ 2,692	$ 2,660
Mortgage-backed securities and collateralized mortgage obligations:				
US Government-sponsored enterprises	223,602	193,282	249,838	215,027
US Government agency	85,005	74,213	90,318	79,606
Private label	60,888	59,051	64,056	60,154
Obligations of states and political subdivisions thereof	119,857	110,168	121,939	107,737
Corporate bonds	105,552	95,868	102,505	94,332
Total	$ 596,925	$ 534,574	$ 631,348	$ 559,516

The following table presents the amortized cost and weighted average yields of securities available for sale at by maturity:

(in thousands, except ratios)	December 31, 2023 Within 1 Year	Over 1 Year to 5 Years	Over 5 Years to 10 years	Over 10 Years	Total
Debt Securities:					
Obligations of US Government-sponsored enterprises	$ —	$ 83	$ 513	$ 1,425	$ 2,021
Mortgage-backed securities and collateralized mortgage obligations:					
US Government-sponsored enterprises	634	3,447	17,225	202,296	223,602
US Government agency	6	240	3,272	81,487	85,005
Private label	—	—	27,234	33,654	60,888
Obligations of states and political subdivisions thereof	—	450	2,127	117,280	119,857
Corporate bonds	3,038	49,939	47,569	5,006	105,552
Total	$ 3,678	$ 54,159	$ 97,940	$ 441,148	$ 596,925
Weighted Average Yield	5.51 %	5.67 %	5.28 %	2.68 %	3.40 %

DERIVATIVE FINANCIAL INSTRUMENTS

Interest swap derivatives are utilized to minimize fluctuations in earnings and cash flows caused by interest rate volatility either in the form of interest rate swaps on wholesale funding and variable rate loans designated as cash flow hedges or partial interest rate hedges on securities accounted for as fair value hedges. For further discussion on derivatives see Note 10 – *Derivative Financial Instruments and Hedging Activities* of the Consolidated Financial Statements.

Derivative products are offered in the form of interest rate swaps and interest rate caps, to commercial loan customers to facilitate their risk management strategies. An interest rate swap is entered into with a customer, while at the same time an offsetting interest rate swap with another financial institution is entered into to offset. These interest rate swap transactions allow customers to effectively fix the interest rate on their loans. Customer loan derivative income is recognized for the upfront fee paid by the customer at origination. These swaps are designated as economic hedges and transactions are cleared through arrangements with third-party financial institutions.

Mortgage banking activities result in two types of derivative instruments. Interest rate lock commitments are offered to residential loan customers, to allow them the ability to lock into a fixed interest rate prior to closing, for loans intended to sell are classified as non-hedging derivatives. To offset this risk, an offsetting forward sale commitment may be entered into with national financial institutions to purchase the loans selected for sale under a best efforts or mandatory delivery contract accounted for as an economic hedge.

Floating-rate fundings are certain hedging transactions and certain products, such as floating-rate loans and mortgages, determine the applicable interest rate or payment amount by reference to a benchmark rate, such as the secured interbank overnight financing rate ("SOFR"), or to an index, basket or other financial metric.

DEPOSIT ACTIVITIES

A variety of deposit products to consumers, businesses and institutional customers with a wide range of interest rates and terms are offered. Deposits consist of interest-bearing and non-interest-bearing demand accounts, savings accounts, money market deposit accounts, and certificates of deposit. Deposits are solicited primarily in the market area, excluding brokered deposits. Competitive pricing policies, marketing and customer service to attract and retain deposits are relied upon.

Customer-related deposit fees are a significant source of fee income and principally derived from debit card interchange fees earned from transaction fees that merchants pay whenever a customer uses a debit card to make a purchase. Customer deposit fees are also earned from a variety of deposit accounts with various fee schedules and terms, which are designed to meet the customer's financial needs. Other depositor-related fee services provided to customers include ATMs, remote deposit capture, ACH origination, wire transfers, internet bill pay, and other cash management services.

Pricing of deposits is managed in keeping with the asset/liability management, liquidity and profitability objectives, subject to market competitive factors. Based on our experience, deposits are relatively stable sources of funds. Despite this stability, the ability to attract and maintain these deposits and rates are significantly affected by market conditions.

The following table presents the average balances and weighted average rates for deposits for the years indicated:

	2023			2022		
(in thousands, except ratios)	Average Balance	Percent of Total	Weighted Average Rate	Average Balance	Percent of Total	Weighted Average Rate
Demand	$ 618,685	20 %	— %	$ 679,081	22 %	— %
NOW	900,035	30	0.98	907,123	30	0.16
Savings	594,959	20	0.39	657,591	21	0.10
Money market	406,759	13	2.48	466,426	15	0.63
Time deposits	532,981	17	3.19	366,404	12	0.61
Total	$ 3,053,419	100 %	1.25 %	$ 3,076,625	100 %	0.24 %

Estimated uninsured non-maturity deposits were $525.3 million as of December 31, 2023 and $617.7 million as of December 31, 2022. Estimated uninsured time deposits were $60.0 million and $27.9 million as of December 31, 2023 and 2022, respectively.

The following table presents the scheduled maturities of time deposits greater than $250 thousand at December 31, 2023:

(in thousands, except ratios)	Amount
Three months or less	$ 33,583
Over 3 months through 6 months	31,522
Over 6 months through 12 months	85,198
Over 12 months	4,122
Total	$ 154,425

BORROWING ACTIVITIES

Borrowings may be utilized as an alternative source of funds which can be invested at a positive interest rate spread when additional capacity to fund loan demand is desired or when asset/liability management goals are met to diversify funding sources and enhance interest rate risk management.

Borrowings historically have included advances from the Federal Home Loan Bank of Boston ("FHLB"), securities sold under repurchase agreements, and a correspondent bank unsecured line of credit. Advances may be obtained from the FHLB by collateralizing the advances with certain loans and investment securities. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features.

We also have subordinated notes, junior subordinated debenture and other sources of liquidity that are fully described in Note 7 –*Borrowed Funds* of the Consolidated Financial Statements.

RETAIL BROKERAGE SERVICES

Bar Harbor Financial Services principally serves the brokerage needs of individuals ranging from first-time purchasers to sophisticated investors. It also offers a line of life insurance, annuity, and retirement products, as well as financial planning services. These products are not deposits, are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency, are not guaranteed by the Bank or any affiliate, and may be subject to investment risk, including possible loss of principal.

Bar Harbor Financial Services is a branch office of Osaic Institutions, Inc., ("Osaic") a full-service third-party broker-dealer, conducting business under the assumed business name "Bar Harbor Financial Services." Osaic is an independent registered broker-dealer and is not affiliated with the Company or its subsidiaries. Osaic was formed by a group of member banks, and is one of the largest providers of third-party investment and insurance services to banks and their customers in New England. Through Osaic, the expertise, capabilities, and experience of a well-established third-party broker-dealer is obtained in a cost effective manner.

TRUST MANAGEMENT SERVICES

The Bank has one wholly-owned subsidiary, BHWM, that provides a comprehensive array of fiduciary services including trust and estate administration, wealth advisory services, and investment management services to individuals, businesses, not-for-profit organizations, and municipalities. As a New Hampshire-chartered trust company, BHWM is subject to New Hampshire laws applicable to trust companies and fiduciaries. Professional advisors help individuals and families structure accounts that will meet their long-term financial needs. To many wealth management clients, the effective transfer of wealth to future generations is of paramount importance. The trust services act as a fiduciary for various types of trusts and serves as the investment manager for these accounts. Outside of trust services, they also provide 401(k) plan services, financial, estate and charitable planning, investment management, family office, municipal and tax services. The employees include credentialed investment professionals with extensive experience. At December 31, 2023 and 2022, trust management services had total assets under management ("AUM") of $2.5 billion and $2.3 billion, respectively.

HUMAN CAPITAL

We are very fortunate to have a diverse, committed team throughout Maine, New Hampshire, and Vermont who are capable, determined and empowered to drive our company forward. As of December 31, 2023, we had 462 full time equivalent employees. None of our colleagues are represented by unions. All employment decisions are based on talent and potential for growth. Our ability to attract and retain diverse, top-tier talent while sustaining and deepening the current relationships is critical to maintaining a best-in-class customer and colleague experience. The opportunity for personal and professional development is a critically important focus of ours and one that helps us retain top talent. We are keenly aware of our ability to be a positive impact in the communities we serve, as such we are committed to supporting, developing, and encouraging colleague engagement with their communities.

We invest in our employees and continuously encourage them to build the skills they need to become an even more valuable team member. Opportunities are provided for colleagues to take on challenging and intriguing work to advance their career goals and transition into new roles as the banking industry evolves. In addition, we provide colleagues with access to a variety of programs developed to align with the knowledge, skills and capabilities that are critical to our organization's success both now and in the future.

Attracting, retaining, and rewarding high-performing talent is key to our success. Our total rewards program is designed to recognize and reward top talent and keep colleagues engaged effectively. A critical component of our total rewards program is compensation. Our compensation strategy is deeply rooted in a pay for performance philosophy. The intent of this strategy is to align colleague contributions and rewards with the success of the organization. We participate in several market studies, including peers in the banking industry, to ensure competitive pay, benefits, and programs. Annual merit increases align with market data and performance to ensure fair and equitable practices are adhered to. Incentive programs are a meaningful component of colleague compensation and are tied to both company and individual performance. To complement these programs, colleagues are also able to provide and receive recognition through our online portal, Bar Harbor Connect. When recognized colleagues receive points that they can then redeem for rewards of their choice such as gift cards, logo items, and concert tickets.

Beyond compensation, our total rewards program underscores our commitment to colleague's health and well-being. We offer comprehensive benefit packages, including medical, dental, vision, life, disability, and several other voluntary programs. We also contribute to employee-owned health savings accounts and utilize our wellness program to encourage colleagues to stay fit physically and mentally. The retirement savings programs include a 401(k) plan with a generous company match that vests immediately, along with an Employee Stock Purchase Plan (ESPP) that allows colleagues to be owners of the company at a reduced price. ESPP provides a benefit to our colleagues while also encouraging them to think and make decisions like shareholders.

Providing work-life balance choices results in our colleagues' making more meaningful contributions in the workplace. We have a generous paid time off program as well as paid volunteer time to support this. In addition, we offer Flexible Work Arrangements, which offers options such as fully remote, partially remote, condensed workweeks, and flexible hours. The flexibility of these various arrangements allows colleagues to manage their work-life needs while continuing to deliver stellar results in the workplace.

Embracing unique perspectives and supporting inclusivity and diversity are at the core of who we are. We strive to understand the unique opportunities and challenges that our customers and colleagues face. Our commitment to racial and social equity is ingrained in our guiding principles and allows us to work together to foster an inclusive and equitable work environment.

Serving the needs of all of the members of our communities also remains an important part of our commitment and strategy. For more than 137 years, the Bank has contributed to the economic health and vitality of the communities we serve. We are proud that our employees are involved in the communities in which we live and work. Each year, colleagues volunteer countless hours of their time on community projects and serve on nonprofit boards. In addition to these efforts, we have provided charitable donations to more than 450 community organizations across the Northern New England states of Maine, New Hampshire, and Vermont.

REGULATION AND SUPERVISION

As a bank holding company, the Company is regulated under the federal Bank Holding Company Act ("BHC Act") and is subject to examination and supervision by the Federal Reserve Board. The Federal Reserve Board requires the Company to file various reports and also may conduct an examination of the Company.

The Company is also under the jurisdiction of the SEC and is subject to the disclosure and regulatory requirements of the Securities Act and the Exchange Act. The Company's common stock is listed on the New York Stock Exchange American exchange ("NYSE American") under the trading symbol "BHB," and is subject to the rules of NYSE American for listed companies.

As a Maine-chartered financial institution, the Bank is subject to supervision, regular examination, and regulation by the Maine Bureau of Financial Institutions ("BFI") and the FDIC as its primary federal regulator and as its deposit insurer. The Bank's deposits are insured by the FDIC in accordance with applicable federal laws and regulations. The prior approval of the BFI and the FDIC is required, among other things, for the Bank to assume deposits or engage in any merger, consolidation, purchase or sale of all or substantially all of the assets of any bank. The prior approval of the FDIC is required, and the prior approval of the BFI may be required, for the Bank to establish or relocate a branch office.

BHWM, a New Hampshire chartered non-depository trust company and an indirect subsidiary of the Bank, is subject to supervision, regular examination, and regulation by the New Hampshire Banking Department. On April 30, 2022, Bar Harbor Trust Services, which was a Maine chartered non-depository trust company and a wholly-owned subsidiary of the Bank, merged with and into BHWM (formerly named Charter Trust Company).

In accordance with NH RSA 383-C:5-502, BHWM's Capital Plan requires minimum capital of $1.0 million to be invested in accordance with NH RSA 564-B:9-902. As of December 31, 2023, BHWM's total capital was $16.8 million and it had liquidation reserves of $504 thousand held in a money market account. BHWM also had operating reserves of $15.7 million held primarily at the Bank. As of December 31, 2023, BHWM had an appropriate liquidation reserve, minimum capital in excess of statutory requirements, and all funds were held in accordance with prudent investor standards of NH RSA 564-B:9-902 and as required by NH RSA 383-C:5-502.

Any change in applicable laws or regulations could have a material adverse impact on the operations and financial performance of the Company and the Bank. In addition, the Company and the Bank are affected by the monetary and fiscal policies of the United States Government, including the Federal Reserve Board. In view of changing conditions in the national economy and in the financial markets, it is impossible for management to accurately predict future changes in monetary policy or the effect such changes may have on the business or financial condition of the Company and the Bank.

Certain Laws and Regulations Applicable to the Company

The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which the Company may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. Below is a summary of certain provisions of the BHC Act and certain other laws and regulations applicable to the Company. These laws or regulations may be amended or changed by Congress or through other governmental or legal processes, which could have a material effect on the results of the Company.

Permitted Activities

Generally, bank holding companies are prohibited under the BHC Act from engaging in non-banking activities, or acquiring direct or indirect control of any company engaged in non-banking activities. The Federal Reserve Board has allowed by regulation some exceptions based on activities closely related to banking including: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; and (v) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies. The Federal Reserve Board has the authority to require a bank holding company to terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the Federal Reserve Board believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness, or stability of any of its banking subsidiaries.

A bank holding company that qualifies and elects to become a financial holding company is permitted to engage in additional activities that are financial in nature or incidental or complementary to financial activity. The Company currently has no plans to make a financial holding company election.

Safe and Sound Banking Practices

Bank holding companies and their non-banking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices. For example, under certain circumstances the Federal Reserve Board's Regulation Y requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate a regulation. As another example, a holding company is prohibited from impairing its subsidiary bank's safety and soundness by causing the bank to make funds available to non-banking subsidiaries or their customers if the Federal Reserve Board believes it not prudent to do so. The Federal Reserve Board has the power to assess civil money penalties for knowing or reckless violations, if the activities leading to a violation caused a substantial loss to a depository institution. Potential penalties are as high as $1,000,000 for each day the activity continues.

Dividends

Dividends from the Bank are the Company's principal source of cash revenues. The Company's earnings and activities are affected by federal and state legislation, regulations, local legislative and administrative bodies, and decisions of courts in the jurisdictions in which business is conducted. These include limitations on the ability of the Bank to pay dividends to the Company and the Company's ability to pay dividends to its shareholders. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiary. Consistent with such policy, a banking organization should have comprehensive policies on dividend payments that clearly articulate the organization's objectives and approaches for maintaining a strong capital position and achieving the objectives of the policy statement.

The FDIC has the authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law also prohibits the payment of dividends by a bank that will result in the bank failing to meet its applicable capital requirements on a pro forma basis. Maine law requires the approval of the BFI for any dividend that would reduce a bank's capital below prescribed limits.

Source of Strength

In accordance with Federal Reserve Board policy, the Company is expected to act as a source of financial and managerial strength to the Bank. Section 616 of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") codifies the requirement that bank holding companies serve as a source of financial strength to their subsidiary depository institutions. Under this policy, the bank holding company is expected to commit resources to support its bank subsidiary, including at times when the bank holding company may not be in a financial position to provide it. As discussed below, the Company could be required to guarantee the capital plan of the Bank if it becomes undercapitalized for purposes of banking regulations. Any capital loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. The BHC Act provides that, in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

Anti-tying Restrictions

Bank holding companies and their affiliates are prohibited from tying the provision of services, such as extensions of credit, to other services offered by a bank holding company or its affiliates.

Mergers & Acquisitions

The BHC Act, the federal Bank Merger Act, the laws of the State of Maine applicable to financial institutions and other federal and state statutes regulate acquisitions of banks and their holding companies. The BHC Act generally limits acquisitions by bank holding companies to banks and companies engaged in activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before (i) acquiring more than 5% of the voting stock of any bank or other bank holding company, (ii) acquiring all or substantially all of the assets of any bank or bank holding company, or (iii) merging or consolidating with any other bank holding company.

In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities generally consider, among other things, the competitive effect and public benefits of the transactions, the financial and managerial resources and future prospects of the combined organization (including the capital position of the combined organization), the applicant's performance record under the federal Community Reinvestment Act (see *Community Reinvestment Act* included in Item I), fair housing laws and the effectiveness of the subject organizations in combating money laundering activities.

Limitations on Acquisitions of the Company's Common Stock

The federal Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the appropriate federal bank regulator has been notified and has not objected to the transaction. Under a rebuttable presumption established by the federal bank regulator, the acquisition of 10% or more of a class of voting securities of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would constitute the acquisition of control of a bank holding company. In addition, the BHC Act prohibits any company from acquiring control of a bank or bank holding company without first having obtained the approval of the federal bank regulator. Among other circumstances, under the BHC Act, a company has control of a bank or bank holding company if the company owns, controls or holds with power to vote 25% or more of a class of voting securities of the bank or bank holding company, controls in any manner the election of a majority of directors or trustees of the bank or bank holding company, or the federal bank regulator has determined, after notice and opportunity for hearing, that the company has the power to exercise a controlling influence over the management or policies of the bank or bank holding company.

Transactions with Affiliates

The holding company and the Bank are considered "affiliates" of each other under the Federal Reserve Act, and transactions between a bank and its affiliates are subject to certain restrictions, under Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board's implementing Regulation W. Generally, Sections 23A and 23B: (i) limit the extent to which an insured depository or its subsidiaries may engage in covered transactions (a) with an affiliate (as defined in such sections) to an amount equal to 10% of such institution's capital and surplus, and (b) with all affiliates, in the aggregate to an amount equal to 20% of such capital and surplus; and (ii) require all transactions with an affiliate, whether or not covered transactions, to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as the terms provided or that would be provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

State Law Restrictions

As a Maine corporation, the Company is subject to certain limitations and restrictions under applicable Maine corporate law. For example, state law restrictions in Maine include limitations and restrictions relating to indemnification of directors, distributions and dividends to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities. Further, as a Maine financial institution holding company, the Company is also subject to certain requirements and restrictions under applicable Maine banking law.

Capital Adequacy and Prompt Corrective Action

In July 2013, the Federal Reserve Board, the FDIC and the Office of the Comptroller of the Currency issued final rules (the "Capital Rules") that established the current capital framework for U.S. banking organizations. The Capital Rules generally implement the Basel Committee on Banking Supervision's December 2010 final capital framework referred to as "Basel III" for strengthening international capital standards. In addition, the Capital Rules implement certain provisions of the Dodd-Frank Act, including the requirements of Section 939A to remove references to credit ratings from the federal banking agencies' rules. The Capital Rules substantially revised the risk-based capital requirements applicable to bank holding companies and their depository institution subsidiaries. The risk based capital guidelines are designed to make regulatory capital requirements sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposures and to minimize disincentives for holding liquid, low-risk assets.

The Capital Rules: (i) require a capital measure called "Common Equity Tier 1" ("CET1") and related regulatory capital ratio of CET1 to risk-weighted assets; (ii) specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting certain revised requirements; (iii) mandate that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions from and adjustments to capital as compared to existing regulations. The Capital Rules revised the definitions and the components of regulatory capital and impacted the calculation of the numerator in banking institutions' regulatory capital ratios.

The Capital Rules prescribe a standardized approach for risk weightings, generally ranging from 0% for U.S. government and agency securities to 600% for certain equity exposures, resulting in higher risk weights for a variety of asset classes.

Pursuant to Section 38 of the Federal Deposit Insurance Act ("FDI Act"), federal banking agencies are required to take "prompt corrective action" should an insured depository institution fail to meet certain capital adequacy standards. At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on payment of dividends and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

For purposes of Section 38 of the FDI Act, for an insured depository institution to be classified as well-capitalized, it must have a:

    (i) total risk-based capital ratio of at least 10%,
    (ii) Tier 1 risk-based capital ratio of at least 8%,
    (iii) CET1 risk-based capital ratio of at least 6.5%, and
    (iv) leverage ratio of at least 5%.

In order to be classified as "well-capitalized" under the relevant regulatory framework, the Company must, on a consolidated basis, have a:
    (i) total risk-based capital ratio of at least 10%, and

(ii) Tier 1 risk-based capital ratio of at least 6%.

Both the Bank and the Company have always maintained regulatory capital ratios above the levels to be considered quantitatively well-capitalized. For information regarding the regulatory capital ratios of the Bank and the Company as of December 31, 2023 and December 31, 2022, respectively, see the discussion under the section captioned *Capital Resources* included in Item 7 – *Management's Discussion and Analysis of Financial Condition and Results of Operations* of this Annual Report and Note 12 – *Shareholders' Equity and Earnings Per Common Share* of the Consolidated Financial Statements.

Other Significant Banking Regulations Applicable to the Bank

Deposit Insurance

The Bank's deposit accounts are fully insured by the Deposit Insurance Fund ("DIF") of the FDIC up to the deposit insurance limits set forth in applicable law and regulations.

The FDIC uses a risk-based assessment system that imposes insurance premiums based upon a risk matrix that accounts for a bank's capital level and supervisory rating (CAMELS rating). The risk matrix uses different risk categories distinguished by capital levels and supervisory ratings. The base for deposit insurance assessments is consolidated average assets less average tangible equity. Assessment rates are calculated using formulas that take into account the risk of the institution being assessed. The FDIC may increase or decrease the assessment rate schedule in order to manage the DIF to prescribed statutory target levels. An increase in the risk category for the Bank or in the assessment rates could have an adverse effect on the Bank's and consequently the Company's earnings. The FDIC may terminate deposit insurance if it determines the institution involved has engaged in or is engaging in unsafe or unsound banking practices, is in an unsafe or unsound condition, or has violated applicable laws, regulations or orders.

Consumer Financial Protection

The Company is subject to a number of federal and state consumer protection laws that govern its relationship with its customers. These laws include, for example, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Right to Financial Privacy Act, the Service Members Civil Relief Act and these federal laws' respective state law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, restrict the Bank's ability to raise interest rates and subject the Bank to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees.

Further, the CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit "unfair, deceptive or abusive" acts and practices. Abusive acts or practices are defined as those that (i) materially interfere with a consumer's ability to understand a term or condition of a consumer financial product or service; or (ii) take unreasonable advantage of: (a) a lack of understanding on the part of the consumer of the material risks, costs, or conditions of the product or service; (b) the inability of the consumer to protect the interests of the consumer in selecting or using a consumer financial product or service; or (c) the reasonable reliance by the consumer on a covered person to act in the interests of the consumer.

Neither the Dodd-Frank Act nor the individual consumer financial protection laws prevent states from adopting stricter consumer protection standards.

Brokered Deposit Restrictions

Under the FDIC Improvement Act, banks may be restricted in their ability to accept brokered deposits, depending on their classification. "Well-capitalized" institutions are permitted to accept brokered deposits, but all banks that are not well-capitalized could be restricted from accepting such deposits. The Bank is currently well-capitalized and not restricted from accepting brokered deposits.

Community Reinvestment Act

The Community Reinvestment Act of 1977 ("CRA"), requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. The applicable federal regulators regularly conduct CRA examinations to assess the performance of financial institutions and assign one of four ratings to the institution's records of meeting the credit needs of its community. During its last examination, the Bank received a CRA rating of "satisfactory".

Insider Credit Transactions

Section 22(h) of the Federal Reserve Act (the "FRA") and its implementing Regulation O, restricts loans to directors, executive officers, and principal shareholders ("insiders"). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the Board of Directors. Further, under Section 22(h) of the FRA, loans to directors, executive officers and principal shareholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the bank's employees and does not give preference to the insider over the employees. Section 22(g) of the FRA places additional limitations on loans to executive officers. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the affected bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of that bank, the imposition of a cease and desist order, and other regulatory sanctions.

Safety and Soundness

Under the FDI Act, each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Financial Privacy

Section V of the Gramm-Leach-Bliley Act ("GLBA") and its implementing regulations require all financial institutions, including the Company and the Bank and the Bank's subsidiaries, to adopt privacy policies, restrict the sharing of nonpublic customer data with non-affiliated parties at the customer's request, limit the reuse of certain consumer information received from non-affiliated financial institutions, and establish procedures and practices to protect customer data from unauthorized access. In addition, the Fair Credit Reporting Act ("FCRA"), as amended by the Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act"), includes many provisions affecting the Company, Bank, and/or their affiliates, including provisions concerning obtaining consumer reports, furnishing information to consumer reporting agencies, maintaining a program to prevent identity theft, sharing of certain information among affiliated companies, and other provisions. The FACT Act requires entities subject to FCRA to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The CFPB and the Federal Trade Commission ("FTC") have extensive rulemaking authority under the FACT Act, and the

Company and the Bank are subject to the rules that have been promulgated under the FACT Act, including rules requiring financial institutions with covered accounts (e.g. consumer bank accounts and loans) to develop, implement, and administer an identity theft protection program, as well as rules regarding limitations on affiliate marketing and implementation of programs to identify, detect and mitigate certain identity theft red flags. The Company has developed policies and procedures for itself and its subsidiaries, including the Bank, and believes it is in compliance with all privacy, information sharing, and notification provisions of the GLBA and the FACT Act. The Bank is also subject to data security standards, privacy and data breach notice requirements, primarily those issued by the FDIC, as well as under state laws.

Anti-Money Laundering Initiatives and the USA Patriot Act

A major focus of governmental policy on financial institutions over the last two decades has been combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 ("USA Patriot Act"), substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identities of their customers. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, can have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. The Company is responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences.

Guidance on Sound Compensation Policies

The Dodd-Frank Act requires publicly traded companies to give shareholders a non-binding vote on named executive officer compensation at least every three years (the so-called "say-on-pay vote") and on so-called "golden parachute" payments in connection with approvals of mergers and acquisitions. In addition, the Dodd-Frank Act requires publicly traded companies to give shareholders a non-binding vote, at least once every six years, on how frequently to hold the "say on pay" vote.

The Dodd-Frank Act also requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets that encourage inappropriate risks by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity. The federal banking agencies and the SEC most recently proposed such regulations in 2016, but the regulations have not yet been finalized. If the regulations are adopted in the form initially proposed, they will restrict the manner in which executive compensation is structured.

Changing Regulatory Structure and Future Legislation and Regulation

Congress may enact further legislation that affects the regulation of the financial services industry, and state legislatures may enact further legislation affecting the regulation of financial institutions. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The Company cannot predict the substance or impact of pending or future legislation or regulations, or the application thereof, although enactment of the proposed legislation could impact the regulatory structure under which the Company operates and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to the Company's business strategy, and limit the Company's ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to the Company or any of its subsidiaries could have a material effect on its business.

Other Laws and Regulations

The Company is not only subject to federal laws applicable to it, it is also subject to the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

ITEM 1A. RISK FACTORS

An investment in our common stock is subject to risks inherent to our business. The material risks and uncertainties that management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference herein. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This Annual Report is qualified in its entirety by these risk factors.

If any of the events described in the risk factors should actually occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our securities could decline significantly, and you could lose all or part of your investment.

Credit Risks

Deterioration in local economies or real estate markets may adversely affect our financial performance, as our borrowers' ability to repay loans and the value of the collateral securing the loans may decline.
We serve individuals and businesses located in Maine, New Hampshire, and Vermont. A substantial portion of the loan portfolio is secured by real estate in these areas and the value of the associated collateral is subject to local real estate market conditions. Furthermore, many customers in the hospitality industry rely upon a high number of tourists to vacation destinations and attractions within our markets. Our success is largely dependent on the economic conditions, including employment levels, population growth, income levels, savings trends and government policies in those market areas. A downturn in the local economies may adversely affect collateral values, sources of funds, and demand for products, all of which could have a negative impact on results of operations, financial condition and business expansion.

High concentrations of commercial loans may increase exposure to credit loss upon borrower default.
As of December 31, 2023, approximately 64% of our loan portfolio consisted of commercial real estate, commercial and industrial and construction loans. Commercial loan portfolio concentration generally exposes lenders to greater risk of delinquency and loss than residential real estate loans because repayment of the loans often depends on the successful operation and income streams from the property. Commercial loans typically involve larger balances to single borrowers or groups of related borrowers as compared to residential real estate loans. As our loan portfolio contains a significant number of large commercial loans, the deterioration of one or a few of these loans could cause a significant increase in

non-performing loans, provision for loan losses, and/or an increase in loan charge-offs, all of which could adversely affect our financial condition and results of operations.

Greater than anticipated credit losses in the loan portfolios may adversely affect our earnings.
Credit losses are inherent in the business of making loans and could have a material adverse effect on operating results. We make various assumptions and judgments about the collectability of the loan portfolio and provide an ACL based on a number of factors. The ACL is evaluated on a periodic basis using current information, including the quality of the loan portfolio, economic conditions, and value of the underlying collateral and the level of non-accrual loans. Although we believe the ACL is appropriate to absorb probable losses in the loan portfolio, this allowance may not be adequate. Increases in the allowance will result in an expense for the period, thereby reducing reported net income.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.
In the course of business, we may own or foreclose and take title to real estate that may be subject to environmental liabilities with respect to subject property. As a result, we may be held liable for property damage, personal injury, investigation and restoration costs. The cost associated with investigation or restoration activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

Liquidity and Interest Rate Risks

Interest rate volatility could significantly reduce our profitability.
Our earnings and cash flows are largely dependent upon net interest income. Net interest income is the difference between interest income earned on interest-bearing assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, demand for loans, securities and deposits, policies of various governmental and regulatory agencies. Changes in monetary policy, including changes in interest rates, or the slope of the yield curve could influence not only the interest received on loans and securities and the amount of interest paid on deposits and borrowings, but such changes could also affect (i) the ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of loans and securities that are collateralized by mortgages. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. If interest rates decline, higher-rate loans and investments may be subject to prepayment risk, which could negatively impact our net interest margin. Conversely, if interest rates increase, loans and investment securities may be subject to extension risk, which could negatively impact our net interest margin as well.

We are required to maintain sufficient capital and adequate liquidity.
As a banking organization, our capital and liquidity are subject to regulation and supervision by banking regulators. We are required to maintain minimum levels of capital. The proportion of the Bank's deposit account balances that exceed FDIC insurance limits may expose the Bank to enhanced liquidity risk as it relates to maintaining such levels of capital as uninsured depositors historically have been more likely to withdraw their deposits. In addition, our banking regulators could require us to maintain more and higher quality capital than previously expected. Our banking regulators could also require us to hold higher levels of short-term investments, thereby limiting our ability to invest in longer-term or less liquid assets at higher yields. The need to maintain capital and liquidity could result in our being required to take steps to increase our regulatory capital and may dilute shareholder value or limit our ability to pay dividends or otherwise return capital to our investors through stock repurchases. In addition, if we fail to maintain appropriate levels of capital or liquidity, we could become subject to formal or informal enforcement actions that may impose restrictions on our business, including limiting our lending activities or our ability to expand, requiring us to raise additional capital (which may be dilutive to shareholders) or requiring regulatory approval to pay dividends or otherwise return capital to shareholders. See Item 1. "Business—Regulation and Supervision—Capital Adequacy and Prompt Corrective Action" for additional information on capital requirements applicable to us and the Bank.

The Company's earnings may not grow if we are unable to successfully attract core deposits and lending opportunities and execute opportunities to generate fee-based income.

The Company has experienced growth, and our future business strategy is to continue to expand. Historically, the growth of our loans and deposits has been the principal factor in our increase in net-interest income. In the event that we are unable to execute our business strategy of continued growth in loans and deposits, our earnings could be adversely impacted. The Company's ability to continue to grow depends, in part, upon our ability to expand our market share, to successfully attract core deposits and identify loan and investment opportunities, as well as opportunities to generate fee-based income. Our ability to manage growth successfully will also depend on whether we can continue to efficiently fund asset growth and maintain asset quality and cost controls, as well as on factors beyond our control, such as economic conditions and interest-rate trends.

Wholesale funding sources may prove insufficient to replace deposits, support operations and future growth.

We must maintain sufficient funds to respond to the needs of customers. To manage liquidity, we use a number of funding sources in addition to core deposit growth, loan repayments and maturities of loans and securities. These sources include FHLB and the Federal Reserve Bank ("FRB") advances, proceeds from the sale of securities and loans and liquidity resources at the holding company. Our ability to manage liquidity will be severely constrained if unable to maintain access to funding or if adequate financing is not available to accommodate future growth at acceptable costs. In addition, if we need to rely heavily on more expensive funding sources to support future growth, revenues may not increase proportionately to cover costs. In this case, our operating margins and profitability would be adversely affected.

Loss of deposits or a change in deposit mix could increase our cost of funding.

Deposits are a low cost and stable source of funding. We compete with banks and other financial institutions for deposits. Funding costs may increase if deposits are lost and we are forced to replace them with more expensive sources of funding, if customers shift their deposits into higher cost products or if we need to raise interest rates to avoid losing deposits. Higher funding costs reduce our net interest income, net interest margin, and net income.

Our access to funds from subsidiaries may be restricted.

The Company is a separate and distinct legal entity from the Bank and its non-banking subsidiaries. The Company depends on dividends, distributions and other payments from its banking and non-banking subsidiaries to fund dividend payments on its common stock, debt service of subordinated borrowings, fund stock repurchase program and to fund strategic initiatives or other obligations. The Company's subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Company based on assertion that certain payments from subsidiaries are considered an unsafe or unsound practice, which could impede our access to funds that we may need to make payments on our obligations or dividend payments, if and when declared from time to time by our board of directors in its sole discretion out of funds legally available for that purpose.

Prepayments of loans may negatively impact our business as customers may prepay the principal amount of their outstanding loans at any time.

The speeds at which such prepayments occur, as well as the size of such prepayments, are within the customers' discretion. Fluctuations in interest rates, in certain circumstances, may also lead to high levels of loan prepayments, which may also have an adverse impact on net interest income. If customers prepay the principal amount of their loans, and we are unable to lend those funds to other borrowers or invest the funds at the same or higher interest rates, interest income will be reduced. A significant reduction in interest income could have a negative impact on results of operations and financial condition.

Secondary mortgage market conditions may adversely affect financial condition and earnings.

The secondary mortgage markets are impacted by interest rates and investor demand for residential mortgage loans and increased investor yield requirements for these loans. These conditions may fluctuate in the future. As a result, a prolonged period of secondary market illiquidity may reduce our loan production volumes, change loan portfolio composition, and reduce operating results. Secondary markets are affected by Fannie Mae, Freddie Mac, and Ginny Mae for loan purchases that meet their conforming loan requirements. These agencies could limit purchases of conforming loans due to capital constraints, changes in conforming loan criteria or other factors. Proposals to reform mortgage finance could affect the role of these agencies and the market for conforming loans.

Operational Risks

We are subject to a variety of operational risks, including reputational risk, and the risk of fraud or theft by employees or outsiders, which may adversely affect our business and results of operations.
We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. If personal, non-public, confidential, or proprietary information of customers in our possession were to be mishandled or misused, we could suffer significant regulatory consequences, reputational damage, and financial loss.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions and its large transaction volume may further increase the risk that technical flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond its control (e.g., computer viruses or electrical or telecommunications outages, natural disaster, pandemics, or other damage to property or physical assets), which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that its external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees) and to the risk that our vendors' business continuity and data security systems prove to be inadequate. The occurrence of any of these risks could result in a diminished ability to operate (e.g., by requiring us to expend significant resources to correct the defect), as well as potential liability to customers, reputational damage, and regulatory intervention.

In addition, we are dependent on our reputation within our market area, as a trusted and responsible financial company, for all aspects of our relationships with customers, employees, vendors, third-party service providers and others with whom we conduct business or potential future business, particularly because our business is primarily concentrated in Northern New England. Our actual or perceived failure, including, to (i) identify and address potential conflicts of interest, ethical issues, money-laundering, or privacy issues; (ii) meet legal and regulatory requirements applicable to the Bank and to the Company; (iii) maintain the privacy of customer and accompanying personal information; (iv) maintain adequate record keeping; (v) engage in proper sales and trading practices; and (vi) identify the legal, reputational, credit, liquidity and market risks inherent in our products; or any action of one of our employees that results in actual or perceived misconduct or error, among other things, could give rise to reputational risk that could cause harm to the Bank and our business prospects. If we fail to address any of these issues in an appropriate manner, we could be subject to additional legal risks, which, in turn, could increase the size and number of litigation claims and damages asserted or subject us to enforcement actions, fines and penalties and cause us to incur related costs and expenses. Because we primarily serve individuals and businesses located in Northern New England, any negative impact resulting from reputational harm, including any impact on our ability to attract and retain customers and employees, likely would be greater than if our business were more geographically diverse.

Disruptions to our information systems and security breaches may adversely affect our business and reputation.
In the ordinary course of business, we rely on electronic communications and information systems to conduct its businesses and to store sensitive data, including financial information regarding its customers. The integrity of information systems is under significant threat from cyberattacks by third parties, including through coordinated attacks sponsored by foreign nations and criminal organizations to disrupt business operations and other compromises to data and systems for political or criminal purposes. We employ an in-depth, layered, defense approach that leverages people, processes and technology to manage and maintain cybersecurity controls. Notwithstanding the strength of defensive measures, the threat from cyberattacks is severe, attacks are sophisticated and attackers respond rapidly to changes in defensive measures. Cybersecurity risks may also occur with our third-party service providers, and may interfere with their ability to fulfill their contractual obligations to us, with additional potential for financial loss or liability that could adversely affect our financial condition or results of operations. We offer our customers the ability to bank remotely and provide other technology-based products and services, which services include the secure transmission of confidential information over the Internet and other remote channels. To the extent that our customers' systems are not secure or are otherwise compromised, its network could be vulnerable to unauthorized access, malicious software, phishing schemes and other security breaches. To the extent that our activities or the activities of its customers or third-party service providers involve

the storage and transmission of confidential information, security breaches and malicious software could expose us to claims, regulatory scrutiny, litigation and other possible liabilities.

Information security risks have generally increased in recent years, and continue to increase, in part because of the proliferation of new technologies, the implementation of work-from-home arrangements, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our systems or to investigate and remediate vulnerabilities. System enhancements and updates may also create risks associated with implementing and integrating new systems. Due to the complexity and interconnectedness of information technology systems, the process of enhancing our systems can itself create a risk of systems disruptions and security issues.

While to date we believe that we have not experienced a significant compromise, significant data loss or material financial losses related to cybersecurity attacks, our systems and those of our customers and third-party service providers, are under constant threat and may experience a significant event in the future. We may suffer material financial losses related to these risks or be subject to liability for compromises to its customers or third-party providers. Any such losses or liabilities could adversely affect our financial condition or results of operations, and could expose us to reputation risk, the loss of client business, increased operational costs, as well as additional regulatory scrutiny, possible litigation, and related financial liability. These risks also include possible business interruption, including the inability to access critical information and systems.

We have a continuing need for technological change, and we may not have the resources to implement new technology effectively, or we may experience operational challenges when implementing new technology or technology needed to compete effectively with larger institutions may not be available to us on a cost-effective basis.
The financial services industry undergoes rapid technological changes with frequent introductions of new technology-driven products and services, including developments in telecommunications, data processing, automation, internet-based banking, debit cards and so-called "smart cards" and remote deposit capture. In addition to serving clients better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We offer electronic banking services for consumer and business customers via our website, including Internet banking and electronic bill payment, as well as mobile banking. We also offer debit cards, ATM cards, and automatic and ACH transfers. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. Third parties upon which we rely for our technology needs may not be able to develop on a cost-effective basis the systems that will enable us to keep pace with such developments. As a result, competitors may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose clients seeking new technology-driven products and services to the extent we are unable to provide such products and services. Accordingly, the ability to keep pace with technological change is important and the failure to do so could adversely affect our business, financial condition and results of operations.

Our operations are reliant on outside vendors.
Our operations are dependent on the use of certain outside vendors for its day-to-day operations. Vendors may not perform in accordance with established performance standards required in their agreements for any number of reasons including a change in the vendor's senior management, financial condition, product line or mix and how they support existing customers, or simply change their strategic focus putting us at risk. While we have comprehensive policies and procedures in place to mitigate risk in all phases of vendor management from selection to performance monitoring, the failure of a vendor to perform in accordance with contractual agreements could be disruptive to our business, which could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.
Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Bank and non-bank financial services companies are interrelated as a result of trading, clearing, counterparty and other relationships. Further, when volatility, market events or similar issues affect a subset of financial institutions, or when there are news reports or high-profile incidents relating to trends, concerns, and other issues in the banking industry, the ramifications can affect the sector as a whole, regardless of the effect, or lack thereof, on any specific institution. We have exposure to different industries and counterparties through transactions with counterparties in the bank and non-bank financial services industries, including brokers and dealers, commercial banks, investment banks and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more bank or non-bank financial services companies, or the bank or non-bank financial services industries generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Future events of this nature could have an adverse effect on our business, financial condition and results of operations.

Changes in the federal, state or local tax laws may negatively impact our financial performance and we are subject to examinations and challenges by tax authorities.
We are subject to federal and applicable state tax laws and regulations. Changes in these tax laws and regulations, some of which may be retroactive to previous periods, could increase our effective tax rates and, as a result, could negatively affect our current and future financial performance. Furthermore, tax laws and regulations are often complex and require interpretation. In the normal course of business, we are routinely subject to examinations and challenges from federal and applicable state tax authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in our favor, they could have a material adverse effect on our business, financial condition and results of operations.

The performance of our investment securities portfolio is subject to fluctuation due to changes in interest rates and market conditions, including credit deterioration of the issuers of individual securities.
Changes in interest rates can negatively affect the performance of most of our investment securities. Interest rate volatility can reduce unrealized gains or increase unrealized losses in our portfolio, as was the case in 2023 with the rising rate environment. Interest rates are highly sensitive to many factors including monetary policies, domestic and international economic, social and political conditions and issues, including trade disputes, global health pandemics, and other factors beyond our control. Fluctuations in interest rates can materially affect both the returns on and market value of our investment securities.

In addition, from time to time we may restructure portions of our investment securities portfolio as part of our asset liability management strategies or in response to liquidity needs, and we may incur losses, which may be material, in connection with any such restructuring. If we were to sell any of these securities before their value recovers, including as a result of asset liability management strategies or in response to liquidity needs, we would be required to recognize these losses and the recognition of those losses could materially and adversely affect our results of operations, capital and financial.

Impairment of investment securities or goodwill could result in a negative impact on our results of operations.
In assessing whether the impairment of securities is related to a deterioration in credit factors, we consider the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the securities for a period of time sufficient to allow for any anticipated recovery in fair value in the near term.

Under current accounting standards, goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. A decline in our stock price or occurrence of a triggering event following any of its quarterly earnings releases and prior to the filing of the periodic report for that period could, under certain circumstances, require performance of a goodwill impairment test and result in an impairment charge being recorded for that period which was not reflected in such earnings release. During 2023, our annual impairment test conducted in October, using discounted cash flows and market-based approaches, indicated that the estimated fair value of our sole reporting unit "Bar Harbor Bank & Trust" exceeded the carrying value. In a future assessment, we could conclude that all or a portion of our goodwill is impaired, which would result in a non-cash charge to earnings.

Revenues from our wealth management business are significant to earnings.
Generating returns that satisfy customers in a variety of asset classes is important to maintaining existing business and attracting new business. Administering or managing assets in accordance with the terms of governing documents and applicable laws is also important to client satisfaction. Failure in either of the foregoing areas can expose us to liability, and result in a decrease in revenues and earnings.

Our wealth management business may be negatively affected by changes in economic and market conditions.
A decline in economic conditions, such as recession, economic downturn, and/or inflationary conditions, changes in domestic and foreign economic conditions, volatility in financial markets, and general trends in business and finance, all of which are beyond our control, could adversely impact the market value of wealth management AUM, which are primarily marketable securities, and the fee revenues derived from the management of these assets.

Strategic and External Risks

Changes and instability in economic conditions, geopolitical matters and financial markets, including a contraction of economic activity, could adversely impact our business, results of operations and financial condition.
Our success depends, to a certain extent, upon global, domestic and local economic and political conditions, as well as governmental monetary policies. Conditions such as changes in interest rates, money supply, levels of employment and other factors beyond our control may have a negative impact on economic activity. Any contraction of economic activity, including an economic recession, may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings. In particular, interest rates are highly sensitive to many factors that are beyond our control, including global, domestic and local economic conditions and the policies of various governmental and regulatory agencies and, specifically, the FRB. Throughout 2023 the Federal Open Market Committee ("FOMC") raised the target range for the Federal funds rate on four separate occasions and-citing factors including the hardships caused by the ongoing Russia-Ukraine conflict, an economic slowdown in China, continued global supply chain disruptions and imbalances, and increased inflationary pressure-the FOMC has indicated that ongoing increases may be appropriate.

The tightening of the FRB's monetary policies, including repeated and aggressive increases in the target range for the Federal funds rate as well as the conclusion of the FRB's tapering of asset purchases, together with ongoing economic and geopolitical instability, increases the risk of an economic recession. Although forecasts have varied, many economists are projecting that U.S. economic growth will slow and inflation will remain elevated in the coming quarters, potentially resulting in a contraction of U.S. gross domestic output in 2024. Any such downturn, especially domestically and in the regions in which we operate, may adversely affect our asset quality, deposit levels, loan demand and results of operations.

As a result of the economic and geopolitical factors discussed above, financial institutions also face heightened credit risk, among other forms of risk. Of note, because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral, which, in turn, can adversely affect the value of our loan and investment portfolios. Adverse economic developments, specifically including inflation-related impacts, may have a negative effect on the ability of our borrowers to make timely repayments of their loans or to finance future home purchases. Moreover, while certain commercial real estate values have stabilized as demand has returned to pre-pandemic levels in several markets; the post-pandemic outlook for commercial real estate demand remains dependent on the broader economic environment and, specifically, how major subsectors respond to a rising interest rate environment, the reduction of office utilization due to the impact of hybrid working patterns, greater flexibility for work location, and higher prices for commodities, goods and services. In each case, credit performance over the medium- and long-term is susceptible to economic and market forces and therefore forecasts remain uncertain. Instability and uncertainty in the commercial and residential real estate markets, including headwinds for mortgage rates, lease rates and landlord cash flows, as well as in the broader commercial and retail credit markets, could have a material adverse effect on our financial condition and results of operations.

Monetary policy and economic environment could impact our financial performance.

Our earnings are significantly affected by the monetary and fiscal policies of governmental authorities, including the Federal Reserve Board. Among the instruments of monetary policy used by the Federal Reserve Board to implement these objectives are open-market operations in U.S. Government securities and federal funds, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These instruments of monetary policy are used in varying combinations to influence the overall level of bank loans, investments, and deposits, and the interest rates charged on loans and paid for deposits. The Federal Reserve Board frequently uses these instruments of monetary policy, especially its open-market operations and the discount rate, to influence the level of interest rates, thereby affecting the strength of the economy, the level of inflation, or the price of the dollar in foreign exchange markets. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banking institutions in the past and are expected to continue to do so in the future. It is not possible to predict the nature of future changes in monetary and fiscal policies, or the effect which they may have on our business and earnings.

Involvement in wealth management creates risks associated with the industry.

Our wealth management operations present special risks not borne by institutions that focus exclusively on other traditional retail and commercial banking products. For example, the investment advisory industry is subject to fluctuations in the stock market and interest rate volatility that may have a significant adverse effect on transaction fees, client activity and client investment portfolio gains and losses. Also, additional or modified regulations may adversely affect our wealth management operations. In addition, our wealth management operations, are dependent on a small number of established financial advisors, whose departure could result in the loss of a significant number of client accounts. A significant decline in fees and commissions or trading losses suffered in the investment portfolio could adversely affect our income and potentially require the contribution of additional capital to support our operations.

Strong competition within our markets may significantly impact profitability.

We compete with an ever-increasing array of financial service providers. See the section entitled "Competition" in Part I. Item 1, "Business" of this Annual Report for additional competitor information. Competition from nationwide banks, as well as local institutions, continues to mount in our markets. To compete, we focus on quality customer service, making decisions at the local level, maintaining long-term customer relationships, building customer loyalty, and providing products and services designed to address the specific needs of customers. Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect growth and profitability.

Market changes may adversely affect demand for our services and impact revenue, costs, and earnings.

Channels for servicing our customers are evolving rapidly, with less reliance on traditional branch facilities, increased use of e-commerce channels, and demand for universal bankers and other relationship managers who can service multiple product lines. We have an ongoing process for evaluating the profitability of its branch system and other office and operational facilities. The identification of unprofitable operations and facilities can lead to restructuring charges and introduce the risk of disruptions to revenues and customer relationships. We compete with larger financial institutions who are rapidly evolving their service channels and escalating the costs of evolving the service process.

Our business is concentrated in and largely dependent upon the continued growth and welfare of the general geographic markets in which we operate.

Our operations are concentrated in Northern New England (and in particular, Maine, New Hampshire and Vermont). As a result, the Company's financial condition, results of operations and cash flows are significantly impacted by changes in the economic conditions in those areas. Therefore, the Company's financial performance generally, and in particular, the ability of borrowers to pay interest on and repay the principal of outstanding loans and the value of collateral securing these loans, is highly dependent upon the business environment in the markets where the Company operates. The Company's success depends to a significant extent upon the business activity, population, income levels, deposits and real estate activity in these markets. Although the Company's clients' business and financial interests may extend well beyond these markets, adverse economic conditions that affect these markets could disproportionately reduce the Company's growth rate, affect the ability of the Company's clients to repay their loans to the Company, affect the value of collateral underlying loans and generally affect the Company's financial condition and results of operations. Because of the Company's geographic concentration, we are less able than other regional or national financial institutions to diversify our credit risks across multiple markets. For additional information on the Company's market area, see Part I, Item 1, "Business" of this Annual Report.

Expansion, growth, and acquisitions could negatively impact earnings if not successful.
We may grow organically both by geographic expansion and through business line expansion, as well as through acquisitions. Success of these activities depends on our ability to continue to maintain and develop an infrastructure appropriate to support and integrate such growth. Success may also depend on acceptance of the Bank by customers in these new markets and, in the case of expansion through acquisitions, these factors include the long-term recruitment and retention of key personnel and acquired customer relationships. Profitability depends on whether the marginal revenue generated in the new markets will offset the increased expenses of operating a larger entity, with more staff, more locations, and more product offerings. Failure to achieve any of these success factors may have a negative impact on our financial condition and results of operations.

We may be adversely affected by continuous technological change.
The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon its ability to address the needs of customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional operational efficiencies.

The introduction of new products and services can entail significant time and resources. Our failure to manage risks and uncertainties associated with new products and services exposes us to enhanced risk of operational lapses which may result in the recognition of financial statement liabilities. Regulatory and internal control requirements, capital requirements, competitive alternatives, vendor relationships and shifting market preferences may also determine if such initiatives can be brought to market in a manner that is timely and attractive to our customers. Products and services relying on internet and mobile technologies may expose us to fraud and cybersecurity risks. Failure to successfully manage these risks in the development and implementation of new products or services could have a material adverse effect on our business and reputation.

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.
Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. Our company and customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. Our company and customers may face cost increases, asset value reductions and operating process changes, among other impacts. The impact on our customers will likely vary depending on their specific attributes. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Factors associated with global climate change, including evolving and increasing regulations, increasing global concern and stakeholder scrutiny about climate change and extreme weather conditions could adversely affect our business, reputation, results of operations and financial position.
There has been an increased focus from regulators and stakeholders on environmental, social, and governance ("ESG") matters. Our failure or perceived failure to achieve our ESG goals, maintain ESG practices, or comply with emerging ESG regulations that meet evolving regulatory or stakeholder expectations could adversely affect public perception of our business, employee morale or patient or stakeholder support, expend corporate resources, result in substantial costs and expenses, result in legal or regulatory proceedings against the Company and negatively impact our financial condition and results of operations. Damage to our reputation may reduce demand for our services and thus have an adverse effect on our future financial performance, as well as require additional resources to rebuild our reputation.

Global climate change also presents both immediate and long-term physical risks (such as extreme weather conditions) and risks associated with the transition to a low-carbon economy (such as regulatory or technology changes). These changes could result in, for example, closures of our banking offices and other facilities, and supply chain disruptions, as well as increased costs of products, commodities and energy (including utilities), and disruptions in our information systems, which in turn could negatively impact our business and results of operations. In addition, certain of our operations and facilities are located in regions that may be disproportionately impacted by the physical risks of climate change (including hurricanes and flooding), and we face the risk of losses incurred as a result of physical damage to our facilities and business interruptions caused by such events. We maintain property insurance coverage to address the impact of physical damage to our facilities and for business interruption losses. However, such insurance coverage may be insufficient to cover all losses and we may experience a material, adverse effect on our results of operations that is not recoverable through our insurance policies. Additionally, if we experience a significant increase in climate-related events that result in material losses we may be unable to obtain similar levels of property insurance coverage in the future or at rates that are significantly higher than our current rates. Changes in consumer preferences and additional legislation and regulatory requirements, including those associated with the transition to a low-carbon economy, may increase costs associated with compliance, the operation of our facilities and supplies. Regulations limiting greenhouse gas emissions and energy inputs may also increase in coming years, which may adversely impact us through increased compliance costs for us and our suppliers and vendors.

Pandemics, severe weather, natural disasters, acts of war or terrorism, and other external events could significantly impact our business and the business of our customers.
Pandemics, including the continuing COVID-19 pandemic, severe weather, natural disasters, acts of war or terrorism, and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. In particular, such events may have a particularly negative impact upon the business of customers who are engaged in the hospitality industry in our markets, which could have a direct negative impact on our business and results of operations. Further, work-from-home and other modified business practices may introduce additional operational risks, including cybersecurity and execution risks, which may result in inefficiencies or delays, and may affect our ability to, or the manner in which we, conduct our business activities.

Legal, Regulatory and Compliance Risks

We are subject to extensive government regulation and supervision, which may interfere with the ability to conduct business and may negatively impact our financial results.
Banking regulations are primarily intended to protect depositors' funds, the Federal Deposit Insurance Fund and the safety and soundness of the banking system as a whole, not shareholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we can offer, and/or limit the pricing we can charge on certain banking services, among other things. Compliance personnel and resources may increase costs of operations and adversely impact earnings.

We are subject to possible claims and litigation pertaining to fiduciary responsibilities.
From time to time, customers make claims and take legal action pertaining to our performance of fiduciary responsibilities. Whether customer claims and legal action related to our performance of fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a favorable manner, they may result in significant financial liability and/or adversely affect the market perception of us and products and services as well as impact customer demand for our products and services.

Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Fee revenues from overdraft protection programs constitute a significant portion of our noninterest income and may be subject to increased supervisory scrutiny.
Revenues derived from transaction fees associated with overdraft protection programs offered to our customers represent a significant portion of its noninterest income. In response to recent increased congressional and regulatory scrutiny, and

in anticipation of enhanced supervision and enforcement of overdraft protection practices in the future, certain banking organizations have begun to modify their overdraft protection programs, including by discontinuing the imposition of overdraft transaction fees. These competitive pressures, as well as any adoption by the Bank's regulators of new rules or supervisory guidance or more aggressive examination and enforcement policies in respect of banks' overdraft protection practices, could cause it to modify programs and practices in ways that may have a negative impact on revenue and our earnings.

General Risk Factors

Changes in accounting policies or in accounting standards could materially affect our results of operations, and financial condition.
Accounting policies are fundamental to understanding our results of operations, and financial condition. Some of the accounting policies are critical because they require us to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. We may experience material losses if such estimates or assumptions underlying in our financial statements are incorrect.

From time to time, the FASB and the SEC change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our external financial statements. These changes could materially impact how we report our results of operations and financial condition. New or revised standards could also require retroactive application, which could result in the restatement of our prior period financial statements in material amounts.

Internal controls may become ineffective in preventing or detecting material errors.
We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the controls are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition.

We may be unable to attract and retain key personnel.
Our success depends, in large part, on its ability to attract and retain key personnel. Competition for qualified personnel in the financial services industry can be intense and we may not be able to hire or retain the key personnel. In addition, the Bank's rural geographic marketplace, combined with relatively expensive real estate purchase prices in the many tourist communities we serve, create additional risks for the our ability to attract and retain key personnel. The unexpected loss of key personnel could have an adverse impact on our business because of their skills, knowledge of the markets in which we operate, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY

Cybersecurity threats pose a risk to the Company as crimes committed through or involving the internet. Examples of those threats are malware, phishing, hacking, denial of service attacks, stealing information, unauthorized intrusions into internal systems or the systems of third-party vendors that could adversely impact operations or damage reputations.

We utilize third party service providers to support and facilitate business and operational activities to achieve strategic goals. However, third parties may expose us and our customers to various risks. We have implemented a Vendor Risk Management ("VRM") framework, which provides the tools and practices utilized in the oversight of third-party service providers, with an objective to meet legal and regulatory obligations, contractual requirements, performance expectations, and our own principles and values. For the 2023 period, there were no material incidents affecting the VRM framework or controls.

We have developed cybersecurity and data privacy programs designed to enable and safeguard the confidentiality, integrity and availability of our information systems and data by providing proactive security expertise and risk assessments, creating and maintaining a resilient and secure environment, and fostering a culture of security awareness and compliance throughout our organization. We maintain a robust Information Security Program that sets forth our commitment to the continual review and improvement of policies, processes, procedures, and standards for evaluating electronic and physical methods of accessing, collecting, storing, using, transmitting, disposing, and protecting sensitive information, including customer information under guidelines established as part of the Gramm Leach-Bliley Act (GLBA).

The Bank manages cybersecurity threats proactively and maintains robust controls to protect its critical systems and data by investing in secure, reliable and resilient technology infrastructure, fostering a culture of technology risk awareness and continuously improving its technology risk management practices. Our process for monitoring and mitigating cybersecurity risk is designed in conjunction with our overall Risk Management Policy and Information Security Program. One of the key aspects of these programs are various risk assessments that are used to identify industry and company-specific risks, measure control effectiveness, identify any gaps that need to be addressed, and linking our controls with applicable policies, standards and guidelines to ensure that responsible parties are aware of their obligations with respect to this program. Annually, we engage a third party to perform penetration testing and ongoing analysis to identify potential vulnerabilities and areas for additional enhancements as well as a full-scope independent audit of IT and Information Security processes.

All of our employees also have a responsibility to protect the privacy of Company and Bank confidential and proprietary information. They are required to undergo periodic information security awareness training to ensure a clear understanding of their roles in protecting information assets and to create a security-minded culture. Additionally, the Company carries out regular phishing simulation tests throughout the year to keep employees alert, spread awareness and ensure that employees have the knowledge and resources necessary to report suspicious activity.

The management of cybersecurity risks is ultimately the responsibility of Company management and is governed by the Board. They devote significant time and attention to the oversight of cybersecurity and information security risks. The Board through its BRC reviews monthly information technology and Information Security and Vendor Management reports that highlight key areas of focus and risk. The Board also reviews and approves the Information Security Program, the central program outlining cyber-security processes and controls annually and frequently receives presentations on and discusses cybersecurity and information security risks, industry trends and best practices.

We are subject to extensive federal and state regulation of customer privacy and the security of financial information. Our federal regulator, the FDIC, is part of the Federal Financial Institutions Examination Council (FFIEC), which publishes extensive guidelines and examination procedures that are used to review the security of financial institutions.

To date, we have not experienced a cybersecurity incident or data breach that has materially affected us or our business strategy, results of operations, or financial condition.

ITEM 2. PROPERTIES

Our principal executive office is in a building located at 82 Main Street, Bar Harbor, Maine. We provide full-banking services at 53 locations throughout Maine, New Hampshire and Vermont, of which 34 are owned and 19 are leased. We also have one stand-alone drive-up window in Vermont. In addition to banking offices, we also have Operations Centers located in Ellsworth, Maine, and Newport, New Hampshire that house our operations and data processing centers. We have leased spaces in Hampden, Maine, Portland, Maine, Rockland, Maine and Manchester, New Hampshire where back office support for multiple lines of business and related functions are located. Additionally, we own a Wealth Management office located in Concord, New Hampshire. In the opinion of management, our physical properties are considered adequate to meet the needs of customers in the communities served.

ITEM 3. LEGAL PROCEEDINGS

We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition laws, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.

At this time, in the opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our consolidated results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management's attention and may materially adversely affect our reputation, even if resolved in our favor.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The common stock of the Company is traded on the NYSE American, under the trading symbol "BHB". As of March 7, 2024, there were 15,185,021 shares of Bar Harbor Bankshares common stock, par value $2.00 per share, outstanding and approximately 1,375 shareholders of record, as obtained through the Company's transfer agent.

Cash dividends declared and paid totaled $0.28 per share in the second, third and fourth quarters of 2023 and $0.26 per share in the first quarter of 2023. We currently expect that comparable cash dividends will continue to be paid in the future. However, no assurances can be given that any dividends will be declared or paid on the Company's common stock in the future, or, if declared and paid, the amount or frequency of those dividends. The ability of the Company and the Bank to pay dividends is restricted by certain laws and regulations, and the payment of dividends by the Company and the Bank is within the discretion of their respective boards of directors.

Recent Sale of Unregistered Securities and Use of Proceeds from Registered Securities

No unregistered equity securities were sold by the Company during the year ended December 31, 2023.

On May 22, 2023, the Board approved a 12-month plan to repurchase up to 5% of the Company's outstanding shares of common stock, representing 756,000 shares. No shares were repurchased by the Company during the year ended December 31, 2023 and the maximum number of shares that may yet be purchased under the plan is 756,000 shares.

Common Stock Performance Graph

The following graph illustrates the estimated yearly change in value of the cumulative total shareholder return on our common stock for each of the last five years. Total shareholder return is computed by taking the difference between the ending price of the common stock at the end of the previous year and the current year, plus any dividends paid divided by the ending price of the common stock at the end of the previous year. For purposes of comparison, the graph also matches our cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the NYSE American Composite Index, and the S&P U.S. SmallCap Banks Index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2018 to December 31, 2023.



Index	Period Ending					
	12/31/18	12/31/19	12/30/20	12/31/21	12/31/22	12/31/23
Bar Harbor Bankshares	100.00	117.15	108.68	143.81	165.04	157.69
NYSE American Composite Index	100.00	113.72	108.34	160.76	197.94	224.59
S&P U.S. SmallCap Banks Index	100.00	125.46	113.94	158.62	139.85	140.55

ITEM 6. [RESERVED]
Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is management's analysis to assist in the understanding and evaluation of the consolidated financial condition and results of operations of the Company. It should be read in conjunction with the consolidated financial statements and footnotes and selected financial data presented elsewhere in this Annual Report. Within the tables presented, certain columns and rows may not sum due to the use of rounded numbers for disclosure purposes. The detailed financial discussion that follows focuses on 2023 results compared to 2022. For a discussion of 2022 results compared to 2021, see the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

GENERAL

The Company is a bank holding company headquartered in Maine, providing a broad array of banking and nonbanking products and services to businesses and consumers primarily within our three-state footprint. The Company's primary sources of revenue, through the Bank, are net interest income (predominantly from loans and investment securities) and noninterest income (principally fees and other revenue from financial services provided to customers or ancillary services tied to loans and deposits).

ANNUAL PERFORMANCE SUMMARY

Earnings (For year ended December 31, 2023 compared to the same period of 2022)

- Net income was $44.9 million compared to $43.6, an increase of 3%, driven primarily due to a benefit to net interest income as our assets repriced to higher rates. Diluted earnings per share was $2.95, an increase of $0.07 or 2%.

- Return on assets was 1.14% compared to 1.16%. Return on equity was 10.88% compared to 10.91%. Both ratios include higher borrowing costs and lower unrealized losses on securities as noted below under the "Financial Position" section.

- Net interest income was $117.7 million, an increase of 4%. Net interest margin was 3.29%, a decrease of 7 basis points from the same period in 2022. The decrease is primarily due to the repricing of variable rate assets and continued loan growth offset by higher borrowing costs and cost of interest-bearing liabilities.

- The provision for credit losses was an expense of $2.9 million in both 2023 and 2022.

- Non-interest income was $35.8 million, compared to $35.3 million primarily due to $699 thousand higher bank-owned life insurance ("BOLI") income related to one-time death benefits during the first quarter of 2023.

- Non-interest expense was $93.5 million versus $91.3 million. Salaries and benefits expense increased $3.9 million to $52.5 million in 2023 due to revaluation of post-retirement plan liabilities, higher stock compensation expense and decrease in deferred loan origination costs.

- Efficiency ratio improved to 58.7% in 2023 from 59.3% in 2022.

Financial Position (For year ended December 31, 2023 compared to the same period of 2022)

- Total assets increased $61.1 million to $4.0 billion mainly due to loan growth offset by available for sale security pay-downs.

- Cash and cash equivalents increased to $94.8 million, from $92.3 million primarily due to excess cash available generated from operations.

- Total securities were $547.4 million, or 14% of total assets, compared to $574.4 million, or 15% of total assets. Net unrealized losses were $62.4 million, or 11% of gross securities, compared with a gain of $71.8 million, or 12% of gross securities. All securities are classified as available for sale preserving capital flexibility.

- Total loans grew 3% year-over-year as commercial loans increased 6%. The increase was the net result of the strategy to grow commercial construction and commercial real estate owner-occupied segments.

- The ratio of the allowance for credit losses to total loans was 0.94%, increasing from 0.89%, reflecting more refined economic forecasting, especially in the national unemployment figures, increase in specific reserves, and loan portfolio growth. Net charge-offs increased to $590 thousand in 2023 compared to a net recovery of $238 thousand in 2022 primarily driven by one non-accrual commercial and industrial ("C&I loan").

- Deposit balances increased 3% year-over-year due to consumer's migration to brokerage accounts and higher yielding time deposits and an increase in brokered deposits.

- Borrowings decreased to $331.5 million from $394.3 million primarily due to excess cash available generated from operations.

- Total book value per share was $28.48 compared to $26.09. Net unrealized security losses reduced book value per share by $3.14. Tangible book value per share excluding net unrealized security losses (non-GAAP) increased 9% on an annualized basis on net income offset by dividends to shareholders.

SELECTED FINANCIAL DATA

(in millions, except ratios and share data)		At or For the Years Ended December 31,				
		2023		**2022**		**2021**
Financial Condition Data:						
Total assets	$	3,971	$	3,910	$	3,709
Total earning assets[1]		3,664		3,601		3,377
Total investments		547		574		626
Total loans		2,999		2,903		2,532
Allowance for credit losses		28		26		23
Total goodwill and intangible assets		124		125		126
Total deposits		3,141		3,043		3,049
Total borrowings		332		394		179
Total shareholders' equity		432		393		424
Operating Data:						
Total interest and dividend income	$	174	$	127	$	111
Total interest expense		57		13		15
Net interest income		118		114		96
Non-interest income		36		35		42
Net revenue[2]		154		149		138
Provision for credit losses		3		3		(1)
Total non-interest expense		93		91		91
Income tax expense		12		11		9
Net income		45		44		39
Ratios and Other Data:						
Per Common Share Data						
Basic earnings	$	2.96	$	2.90	$	2.63
Diluted earnings		2.95		2.88		2.61
Total book value[5]		28.48		26.09		28.27
Dividends		1.10		1.02		0.94
Common stock price:						
High		32.42		33.11		32.94
Low		19.55		24.00		21.26
Close		29.36		32.04		28.93
Weighted average common shares outstanding (in thousands):						
Basic		15,142		15,040		14,969
Diluted		15,195		15,112		15,045

(in millions, except ratios and share data)	At or For the Years Ended December 31,		
	2023	**2022**	**2021**
Performance Ratios:[4]			
Return on assets	1.14 %	1.16 %	1.06 %
Return on equity	10.88	10.91	9.50
Interest rate spread	2.86	3.24	2.74
Net interest margin[5]	3.29	3.36	2.88
Dividend payout ratio	36.93	35.20	35.81
Organic Growth Ratios:			
Total commercial loans	6 %	19 %	7 %
Total loans	3	15	(1)
Total deposits	3	(0)	5
Asset Quality and Condition Ratios:			
Non-accruing loans/total loans	0.18 %	0.23 %	0.40 %
Net (recoveries) charge-offs/average loans	—	(0.01)	0.01
Allowance for credit losses/total loans	0.94	0.89	0.90
Loans/deposits	95	95	83
Capital Ratios:			
Tier 1 capital to average assets - Company	9.70 %	9.21 %	8.66 %
Tier 1 capital to risk-weighted assets - Company	11.96	11.02	11.90
Tier 1 capital to average assets - Bank	10.50	10.10	9.62
Tier 1 capital to risk-weighted assets - Bank	12.96	12.67	13.22
Shareholders equity to total assets[5]	10.88	10.06	11.43

(1) Earning assets includes non-accruing loans and interest-bearing deposits with other banks. Securities are valued at amortized cost.

(2) Net revenue is defined as net interest income plus non-interest income.

(3) All performance ratios are based on average balance sheet amounts, where applicable.

(4) Fully taxable equivalent considers the impact of tax advantaged securities and loans.

(5) Non-GAAP financial measure. Refer to the Reconciliation of Non-GAAP Financial Measures for additional information.

AVERAGE BALANCES AND AVERAGE YIELDS/RATES

The following table presents average balances and average rates and yields on a fully taxable equivalent basis for the periods included:

					Year Ended December 31,				
	2023			**2022**			**2021**		
(in millions, except ratios)	**Average Balance**	**Interest (3)**	**Yield/ Rate(3)**	**Average Balance**	**Interest (3)**	**Yield/ Rate(3)**	**Average Balance**	**Interest (3)**	**Yield/ Rate(3)**
Assets									
Interest-earning deposits with other banks	$ 37	$ 2	5.33 %	$ 72	1	1.07 %	$ 219	$ —	0.15 %
Securities available for sale and FHLB stock(2)(3)	610	26	3.88	630	19	2.99	621	16	2.63
Loans:									
Commercial real estate	1,537	81	5.27	1,340	55	4.13	1,210	40	3.34
Commercial and industrial(3)	437	28	6.39	410	17	4.25	348	14	3.98
Paycheck protection program	—	—	—	1	—	17.27	51	6	11.93
Residential	905	35	3.82	873	31	3.55	825	32	3.86
Consumer	97	7	6.75	100	4	4.41	99	4	3.77
Total loans (1)	2,976	151	5.04	2,724	107	3.98	2,533	96	3.78
Total earning assets	3,623	179	4.85 %	3,426	127	3.73 %	3,373	112	3.33 %
Cash and due from banks	34			37			35		
Allowance for credit losses	(27)			(24)			(23)		
Other assets	304			308			333		
Total assets	$ 3,934			$ 3,747			$ 3,718		
Liabilities									
NOW	$ 900	$ 9	0.98 %	$ 907	1	0.16 %	$ 949	$ 1	0.11 %
Savings	595	2	0.39	658	1	0.10	629	1	0.90
Money market	407	10	2.48	466	3	0.63	390	1	0.12
Time deposits	533	17	3.19	366	2	0.61	425	6	1.51
Total interest bearing deposits	2,435	38	1.57	2,397	7	0.31	2,393	9	0.36
Borrowings	401	18	4.56	203	6	2.71	175	7	3.82
Total interest bearing liabilities	2,836	56	1.99 %	2,600	13	0.49 %	2,568	16	0.59 %
Non-interest bearing demand deposits	619			679			668		
Other liabilities	67			69			68		
Total liabilities	3,522			3,348			3,304		
Total shareholders' equity	412			399			414		
Total liabilities and shareholders' equity	$ 3,934			$ 3,747			$ 3,718		
Net interest spread			2.86 %			3.24 %			2.74 %
Net interest margin			3.29			3.36			2.88

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(1) The average balances of loans include non-accrual loans and unamortized deferred fees and costs.
(2) The average balance for securities is based on amortized cost.
(3) Fully taxable equivalent considers the impact of tax-advantaged securities and loans.

RATE/VOLUME ANALYSIS

The following table presents the effects of rate and volume changes on the fully taxable equivalent net interest income. Tax exempt interest revenue is shown on a tax-equivalent basis for proper comparison. For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to (1) changes in rate (change in rate multiplied by prior year volume), (2) changes in volume (change in volume multiplied by prior year rate), and (3) changes in volume/rate (change in rate multiplied by change in volume) have been allocated proportionately based on the absolute value of the change due to the rate and the change due to volume.

(in thousands)	2023 Compared with 2022 Increases (Decreases) due to			2022 Compared with 2021 Increases (Decreases) due to		
	Rate	Volume	Net	Rate	Volume	Net
Interest income:						
Interest-earning deposits with other banks	$ 1,595	$ (369)	$ 1,226	$ 660	$ (224)	$ 436
Securities available for sale and FHLB stock	5,424	(575)	4,849	2,274	233	2,507
Loans:						
Commercial real estate	17,630	8,110	25,740	10,614	4,340	14,954
Commercial and industrial	9,360	1,168	10,528	75	3,448	3,523
Paycheck protection program	—	(223)	(223)	114	(5,891)	(5,777)
Residential	2,376	1,142	3,518	(2,662)	1,836	(826)
Consumer	2,280	(109)	2,171	644	43	687
Total loans	31,646	10,088	41,734	8,785	3,776	12,561
Total interest income	$ 38,665	$ 9,144	$ 47,809	$ 11,719	$ 3,785	$ 15,504
Interest expense:						
Deposits:						
NOW	$ 7,342	$ (12)	$ 7,330	$ 466	$ (48)	$ 418
Savings	1,707	(66)	1,641	101	25	126
Money market	7,517	(376)	7,141	2,368	93	2,461
Time deposits	13,761	1,015	14,776	(3,318)	(886)	(4,204)
Total deposits	30,327	561	30,888	(383)	(816)	(1,199)
Borrowings	7,406	5,368	12,774	(2,249)	1,062	(1,187)
Total interest expense	$ 37,733	$ 5,929	$ 43,662	$ (2,632)	$ 246	$ (2,386)
Change in net interest income	$ 932	$ 3,215	$ 4,147	$ 14,351	$ 3,539	$ 17,890

NON-GAAP FINANCIAL MEASURES

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and the prevailing practices in the financial services industry. However, we also evaluate our performance by reference to certain additional financial measures discussed in this Annual Report that we identify as being "non-GAAP financial measures." In accordance with SEC rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

These non-GAAP measures are intended to provide the reader with additional supplemental perspectives on operating results, performance trends, and financial condition. Non-GAAP financial measures are not a substitute for GAAP measures; they should be read and used in conjunction with the Company's GAAP financial information. Because non-GAAP financial measures presented in this Annual Report are not measurements determined in accordance with GAAP and are susceptible to varying calculations, these non-GAAP financial measures, as presented, may not be comparable to other similarly titled measures presented by other companies. A reconciliation of non-GAAP financial measures to GAAP measures is provided herein. In all cases, it should be understood that non-GAAP measures do not depict amounts that accrue directly to the benefit of shareholders. An item which management excludes when computing non-GAAP financial measures can be of substantial importance to the Company's results for any particular quarter or year. Each non-GAAP measure used by the Company in this Annual Report as supplemental financial data should be considered in conjunction with the Company's GAAP financial information. The Company utilizes these non-GAAP financial measures for purposes of measuring our performance against our peer group and other financial institutions and analyzing our internal performance. We also believe these non-GAAP financial measures help investors better understand the Company's operating performance and trends and allow for better performance comparisons to other banks. In addition, these non-GAAP financial measures remove the impact of unusual items that may obscure trends in the Company's underlying performance.

The non-GAAP financial measures that we discuss in this Annual Report should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this Annual Report may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this Annual Report when comparing such non-GAAP financial measures. The following reconciliation table provides a more detailed analysis of these, and reconciliation for, each of non-GAAP financial measures.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The following table summarizes the reconciliation of non-GAAP items for the time periods presented:

(in thousands)	Calculations	Year Ended December 31, 2023	2022	2021
Net income		$ 44,852	$ 43,557	$ 39,299
Non-recurring items:				
Gain on sale of securities, net		(34)	(53)	(2,870)
Gain on sale of premises and equipment, net		182	10	378
Loss on debt extinguishment		—	—	2,851
Acquisition, conversion and other expenses		283	266	1,667
Income tax expense [1]		(104)	(51)	(479)
Total non-recurring items		327	172	1,547
Total adjusted income[2]	(A)	$ 45,179	$ 43,729	$ 40,846
Net interest income	(B)	$ 117,675	$ 113,681	$ 95,573
Plus: Non-interest income		35,829	35,321	42,261
Total Revenue		153,504	149,002	137,834
Gain on sale of securities, net		(34)	(53)	(2,870)
Total adjusted revenue[2]	(C)	$ 153,470	$ 148,949	$ 134,964
Total non-interest expense		$ 93,479	$ 91,253	$ 90,508
Non-recurring expenses:				
Gain on sale of premises and equipment, net		(182)	(10)	(378)
Loss on debt extinguishment		—	—	(2,851)
Acquisition, conversion and other expenses		(283)	(266)	(1,667)
Total non-recurring expenses		(465)	(276)	(4,896)
Adjusted non-interest expense[2]	(D)	$ 93,014	$ 90,977	$ 85,612
Total revenue		153,504	149,002	137,834
Total non-interest expense		93,479	91,253	90,508
Pre-tax, pre-provision net revenue		$ 60,025	$ 57,749	$ 47,326
Adjusted revenue[2]		153,470	148,949	134,964
Adjusted non-interest expense[2]		93,014	90,977	85,612
Adjusted pre-tax, pre-provision net revenue[2]	(U)	$ 60,456	$ 57,972	$ 49,352
(in millions)				
Average earning assets	(E)	$ 3,623	$ 3,425	$ 3,373
Average paycheck protection program (PPP) loans	(R)	—	1	51
Average earning assets, excluding PPP loans	(S)	3,623	3,424	3,103
Average assets	(F)	3,934	3,747	3,718
Average shareholders' equity	(G)	412	399	414
Average tangible shareholders' equity[2][3]	(H)	288	273	288
Tangible shareholders' equity, period-end[2][3]	(I)	308	268	298
Tangible assets, period-end[2][3]	(J)	3,847	3,784	3,583

	Calculations	Year Ended December 31,		
		2023	2022	2021
(in thousands)				
Common shares outstanding, period-end	(K)	15,172	15,083	15,001
Average diluted shares outstanding	(L)	15,195	15,112	15,045
Adjusted earnings per share, diluted[2]	(A/L)	$ 2.95	$ 2.89	$ 2.72
Tangible book value per share, period-end[2]	(I/K)	20.28	17.78	19.86
Securities adjustment, net of tax[1][4]	(M)	(47,649)	(55,246)	1,985
Tangible book value per share, excluding securities adjustment[2][4]	(I+M)/K	23.42	21.44	19.73
Total tangible shareholders' equity/total tangible assets[2]	(I/J)	8.00	7.09	8.32
Performance ratios[5]				
Return on assets		1.14 %	1.16 %	1.06 %
Core return on assets[2]	(A/F)	1.15	1.17	1.10
Pre-tax, pre-provision return on assets		1.53	1.54	1.27
Adjusted pre-tax, pre-provision return on assets[2]	(U/F)	1.54	1.49	1.33
Return on equity		10.88	10.91	9.50
Core return on equity[2]	(A/G)	10.96	10.96	9.87
Return on tangible equity		15.84	16.20	13.92
Adjusted return on tangible equity[1][2]	(A+Q)/H	15.96	16.26	14.46
Efficiency ratio[1][2][6]	(D-O-Q)/(C+N)	58.67	59.26	61.29
Net interest margin	(B+P)/E	3.29	3.36	2.88
Supplementary data (in thousands)				
Taxable equivalent adjustment for efficiency ratio	(N)	$ 2,392	$ 2,020	$ 2,330
Franchise taxes included in non-interest expense	(O)	638	583	528
Tax equivalent adjustment for net interest margin	(P)	1,550	1,398	1,653
Intangible amortization	(Q)	932	932	940
Interest and fees on PPP loans	(T)	—	223	6,039

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(1) 2023 assumes a marginal tax rate of 24.01% for the fourth quarter and 23.80% for the first three quarters.
2022 assumes a marginal tax rate of 23.53% for the fourth quarter and 23.41% for the first three quarters.
2021 assumes a marginal tax rate of 23.41% for the fourth quarter and 23.71% for the first three quarters.

(2) Non-GAAP financial measure.

(3) Tangible shareholders' equity is computed by taking total shareholders' equity less the intangible assets at period-end. Tangible assets are computed by taking total assets less the intangible assets at period-end.

(4) Securities adjustment, net of tax represents the total unrealized (loss) gain on securities recorded on the Company's consolidated balance sheets within total common shareholders' equity.

(5) All performance ratios are based on average balance sheet amounts, where applicable.

(6) Efficiency ratio is computed by using adjusted non-interest expense net of franchise taxes and intangible amortization divided by adjusted revenue tax effected for tax-advantaged assets. Adjusted net interest margin excludes PPP loans and interest-earning deposits with other banks.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2023 AND 2022

Cash and cash equivalents
Total cash and cash equivalents at December 31, 2023 were $94.8 million, compared to $92.3 million at December 31, 2022. Interest-earning cash held with other banks totaled $52.6 million at year-end 2023 compared to $52.4 million at year-end 2022 carrying a yield of 5.33% in 2023 versus 1.07% in 2022.

Securities
Securities totaled $547.4 million at year-end 2023 and $574.4 million at year-end 2022. During 2023, security purchases totaled $7.5 million and were offset $44.6 million of maturities, calls and pay-downs of amortizing securities. There were $18.4 million of purchases and $20.5 million in sales of FHLB stock during the year. Fair value adjustments decreased the security portfolio by $62.4 million in 2023 compared to a $71.8 million unrealized gain in 2022. Unrealized gains shifted to loss position in 2022 due to changes in the long-term treasury yield curve. The weighted average yield of the securities portfolio was 3.85% as of December 31, 2023 compared to 2.99% at year-end 2022. At the end of 2023, our securities portfolio had an average life of 8.7 years with an effective duration of 4.8 compared to an average life of 9.4 years with an effective duration of 5.0 years at the end of 2022. The extension of duration during 2022 was driven by the increase in rates. All securities remain classified as available for sale to provide flexibility in loan funding and management of our cost of funds.

Loans
Loans increased by $96.4 million from year-end 2022 or 3%. The controlled growth was a function of the tight credit markets and the rising interest rate environment in 2023 that limited commercial loan refinancing activity. Total commercial loans were $2.0 billion, growing 6% in 2023 and 19% in 2022 which was driven mostly from new relationships primarily to commercial borrowers. Total residential loans decreased 2% or $14.6 million from year-end 2022, due to lower demand for prevailing mortgage rates and strategy to sell production to the secondary market. Home Equity lines decreased 4% or $3.2 million from year-end 2022 due to the run-off of balances associated with the repricing of home equity lines of credit.

Allowance for Credit Losses
The ACL was $28.1 million at the end of 2023 compared to $25.9 million at year-end 2022. The increase was primarily due to more refined economic forecasting, especially in the national unemployment figures and in commercial real estate prices, and loan portfolio growth. Non-accruing loans decreased $1 million to $5.5 million, or 0.18% of total loans at the end of 2023 from $6.5 million or 0.23% of total loans at year-end 2022. The ratio of accruing past due loans to total loans increased to 0.12% of total loans from 0.09%. Total delinquent and non-accruing loans as percentage of total loans improved to 0.30% from 0.32%. Net charge-offs increased to $626 thousand in 2023 compared to a net recovery of $238 thousand in 2022 primarily driven by the resolution of one non-accruing C&I loan.

Other Assets
Total other assets decreased $10.6 million to $356 million at December 31, 2023 from $366 million as of December 31, 2022. The decrease is primarily attributed to a $5.1 million decrease in the asset position customer loan swaps and $2.2 million decrease in interest rate swaps on wholesale funding. Other intangible assets decreased $932 thousand from 2022 driven by amortization. Deferred tax assets, net, decreased $1.5 million as of December 31, 2023 compared to 2022 driven by the unrealized loss position in the securities available for sale portfolio. Cash surrender value of Bank Owned Life insurance decreased $1.2 million due to settlement of one-time death benefits that occurred in the first quarter of 2023.

Deposits and Borrowings
Total deposits increased $97.8 million to $3.1 billion at the end of 2023 compared to $3.0 billion at the end of 2022. Non-maturity deposits decreased $279.1 million in 2023, or 10% due to consumer's migration to brokerage accounts and higher yielding Time deposits. 4,638 non-maturity deposit accounts with new customers were opened in 2023. Time deposits increased $376.8 million to $700.3 million at year-end 2023 versus $323.4 million in 2022. Brokered deposits increased $204.5 million. Retail time deposits increased $172.4 million as customers moved funds from non-maturity deposits into higher yielding alternatives. Our deposit composition at year-end 2023 and 2022 was 47% commercial customers and 53% consumer customers. Total borrowings decreased $62.7 million to $271 million at December 31, 2023 compared to $334 million as of December 31, 2022 primarily due to excess cash available generated from operations.

Derivative Financial Instruments and Other Liabilities
Other liabilities totaled $66.2 million at the end of 2023 compared to $78.7 million as of December 31, 2022. The $12.5 million decrease primarily reflects a $10.0 million decrease in capital commitments on limited partnership investments, a $5.2 million net decrease in customer loan swaps, and a $1.5 million variable rate loan hedge decrease offset by $3.5 million increase in brokered CD and a $581 thousand increase in CD interest payable. The net fair value of all derivatives was an asset of $3.2 million at the end of 2023 compared to a $4.8 million asset at year-end 2022. The decrease in net derivative fair values reflects the slowing of rising long-term interest rates. The reserve for unfunded commitments remained flat at the end of 2023 at $3.9 million, which are also recorded in other liabilities.

Equity
Total equity was $432.1 million at year-end 2023, compared with $393.5 million at year-end 2022. Book value per share was $28.48 as of December 31, 2023 compared with $26.09 at December 31, 2022. Equity included securities adjustments, net of tax, totaling a $47.6 million loss at the end of 2023 compared to a $55.3 million loss at year-end 2022.

During 2023 and 2022, the Company declared and distributed regular cash dividends on its common stock in the aggregate amounts of $16.6 million compared to $15.3 million, respectively. The Company's 2023 dividend payout ratio amounted to 37%, compared with 35% in 2022. Total cash dividends paid in 2023 was $1.10 per share of common stock, compared with $1.02 per share of common stock in 2022.

The Company and the Bank remained well-capitalized under regulatory guidelines at period end as further described in Note 12 – *Shareholders' Equity and Earnings Per Common Share* on the Consolidated Financial Statements.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Net Interest Income
Net interest income for 2023 was $117.7 million compared with $113.7 million in 2022. The net interest margin was 3.29% in 2023 compared to 3.35% in the prior year. Interest-earning cash balances, held mostly at the Federal Reserve Bank, reduced NIM by 2 basis points in the year and 5 basis points in 2022. The yield on earning assets totaled 4.85% compared to 3.73% in 2022. The yield on loans was 5.04% in 2023 and 3.98% in 2022. Costs of interest-bearing liabilities increased in 2023 to 1.99% from 0.49% in 2022 due to increased deposit rates. Interest expense on borrowings increased $12.8 million in 2023 compared to 2022 driven by a 79 basis point increase in the weighted average rate of borrowings to 3.24% from 2.45%, respectively, reflecting higher interest rates and increased average borrowings.

Provision for Credit Losses
The provision for credit losses in both 2023 and 2022 was a $2.9 million expense. The expense in 2023 was primarily due to more refined economic forecasting, especially in the national unemployment figures and in commercial real estate prices, and loan portfolio growth. Overall credit quality remains strong and credit quality metrics improved with notable decreases in non-accruing loans.

Non-Interest Income
Non-interest income in 2023 was $35.8 million compared to $35.3 million in 2022. Trust management fees were $14.3 million in 2023 compared to $14.6 in 2022 due to lower market valuation of assets under management ("AUM") throughout the year. AUM was $2.5 billion compared to $2.3 billion in 2022, the increase of $143 million primarily due to higher security valuations in the fourth quarter 2023. Customer service fees increased 3% to $15.2 million in 2023 due to higher transaction volumes associated with 1,000 net new core accounts that opened during the year. BOLI income increased $699 thousand in 2023 compared to 2022 related to one-time death benefits during the first quarter of 2023.

Non-Interest Expense
Non-interest expense was $93.5 million in 2023 compared to $91.3 million in 2022. Salaries and benefits expense increased $3.9 million to $52.5 million in 2023 due to a $2.0 million increase in revaluation of post-retirement plan liabilities driven by rate environment, $711 thousand increase in stock compensation expense due to the revaluation of our

long term incentive obligations and a $782 thousand decrease in deferred loan origination costs driven by lower residential loan volume.

Income Tax Expense
Income tax expense was $12.3 million for the year ended December 31, 2023, compared with $11.3 million for the year ended December 31, 2022. The effective tax rate increased to 21.5% in 2023 from 20.6% in 2022 due to a higher proportion of revenue from non-exempt sources.

LIQUIDITY AND CASH FLOWS

Liquidity is measured by the ability to meet short-term cash needs at a reasonable cost or minimal loss. Favorable sources of liabilities are sought to maintain prudent levels of liquid assets in order to satisfy varied liquidity demands. Besides serving as a funding source for maturing obligations, liquidity provides flexibility in responding to customer initiated needs. Many factors affect the ability to meet liquidity needs, including variations in the markets served by its network of offices, its mix of assets and liabilities, reputation and credit standing in the marketplace, and general economic conditions.

The liquidity position is actively managed through target ratios established under our liquidity and funding policy. Continual monitoring of these ratios, by using historical data and through forecasts under multiple rate and stress scenarios, allows the ability to employ strategies necessary to maintain adequate liquidity. The policy is to maintain a liquidity position of at least 8% of total assets. A portion of the deposit base has been historically seasonal in nature, with balances typically declining in the winter months through late spring, during which period the liquidity position tightens.

A liquidity contingency plan is approved by the Bank's Board of Directors. This plan addresses the steps that would be taken in the event of a liquidity crisis, and identifies other sources of liquidity available to the Company. Management believes that the level of liquidity is sufficient to meet current and future funding requirements. However, changes in economic conditions, including consumer savings habits and availability or access to the brokered deposit market could potentially have a significant impact on the liquidity position.

The existing cash and cash equivalents (including an interest-bearing deposit at the FRB Boston), securities available for sale and cash flows from operating activities will be sufficient to meet anticipated cash needs for at least the next 12 months. Future working capital needs will depend on many factors, including the rate of business and revenue growth. To the extent cash and cash equivalents, securities available for sale and cash flows from operating activities are insufficient to fund future activities, the need to raise additional funds through debt arrangements or public or private debt or equity financings may be utilized. The need to raise additional funds may be needed in the event it is determined in the future to effect one or more acquisitions of banks or businesses. If additional funding is required, we may not be able to obtain debt arrangements or to effect an equity or debt financing on terms acceptable or at all.

Capital Resources
Consistent with our long-term goal of operating a sound and profitable organization, at December 31, 2023, we continue to be a "well-capitalized" financial institution according to applicable regulatory standards. Management believes this to be vital in promoting depositor and investor confidence and providing a solid foundation for future growth.

At December 31, 2023, available same-day liquidity totaled approximately $1.2 billion, including cash, borrowing capacity at FHLB and the Federal Reserve Discount Window and various lines of credit. Additional sources of liquidity include cash flows from operations, wholesale deposits, cash flow from the Company's amortizing securities and loan portfolios. We have unused borrowing capacity at the FHLB of $381.4 million, unused borrowing capacity at the Federal Reserve of $126.6 million and unused lines of credit totaling $51.0 million, in addition to over $200 million in unencumbered, liquid investment portfolio assets.

Purchase Obligations
In the normal course of conducting our banking and financial services business, and in connection with providing products and services to our customers, a variety of traditional third-party contracts for support services have been entered into. Examples of such contractual agreements include, but are not limited to: services providing core banking systems, ATM and debit card processing, trust services software, accounting software and the leasing of T-1 telecommunication lines and

other technology infrastructure supporting our network. These types of purchase obligations that will come due during 2024 approximates $9.5 million as of December 31, 2023 which is expected to be funded by cash flows generated from our operations.

Impact of Inflation and Changing Prices

A banking organization's assets and liabilities are primarily monetary. Changes in the rate of inflation do not have as great an impact on the financial condition of a bank as do changes in interest rates. Moreover, interest rates do not necessarily change at the same percentage as inflation. Accordingly, changes in inflation are not expected to have a material impact on the Company.

The FOMC often applies contractionary monetary policies during times of high inflation, resulting in elevated interest rates. Elevated interest rates may lower the market value of existing balance sheet assets and often result in a significant unrealized loss position. These lower market values may negatively affect the Bank's liquidity position as it results in a lower value of the Bank's liquid assets.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Please refer to the notes on Recently Adopted Accounting Principles and Future Application of Accounting Pronouncements in Note 1 – *Summary of Significant Accounting Policies* of the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Note 1 – *Summary of Significant Accounting Policies* to our audited Consolidated Financial Statements for the year ended December 31, 2023 contains a summary of significant accounting policies. Various elements of these accounting policies, by their nature, are subject to estimation techniques, valuation assumptions and other subjective assessments. Certain assets are carried in the consolidated statements of financial condition at estimated fair value or the lower of cost or estimated fair value. Policies with respect to the methodology used to determine the allowance for credit losses is a critical accounting policy and estimate because of its importance to the presentation of our financial condition and results of operations. The critical accounting policy involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions, and estimates could result in material differences in the results of operations or financial condition.

Allowance for credit losses on loans (the "allowance")

The allowance is sensitive to a number of internal factors, such as modifications in the mix and level of loan balances outstanding, portfolio performance and assigned risk ratings. The allowance is also sensitive to external factors such as the general health of the economy, as evidenced by changes in unemployment rates, home pricing index, gross domestic product, retail sales and changes in commercial real estate values. We consider these variables and all other available information when establishing the final level of the allowance. These variables and others have the ability to result in actual loan losses that differ from the originally estimated amounts.

Changes in the factors used by management to determine the appropriateness of the allowance or the availability of new information could cause the allowance to be increased or decreased in future periods. Additionally, changes in circumstances related to individually large credits, or certain macroeconomic forecast assumptions may result in volatility.

It is difficult to estimate how potential changes in any one economic factor might affect the overall allowance because a wide variety of factors and inputs are considered in the allowance estimate. Changes in the factors and inputs may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others. However, to consider the impact of a hypothetical stressed forecast, we estimated the allowance using forecast inputs that were severely unfavorable to the expected scenario for each macroeconomic variable. This unfavorable scenario resulted in an allowance that is approximately $8.0 million higher than the allowance using the expected scenario.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices, such as interest rates, foreign currency exchange rates, commodity prices and equity prices. Interest rate risk is the most significant market risk affecting the Company. Other types of market risk do not arise in the normal course of our business activities.

The responsibility for interest rate risk management oversight is the function of the Bank's Asset and Liability Committee ("ALCO"), chaired by the Chief Financial Officer and composed of various members of senior management. ALCO meets regularly to review balance sheet structure, formulate strategies in light of current and expected economic conditions, adjust product prices as necessary, implement policy, monitor liquidity, and review performance against guidelines established to control exposure to the various types of inherent risk.

Interest Rate Risk:

Interest rate risk can be defined as an exposure to movement in interest rates that could have an adverse impact on the net interest income. Interest rate risk arises from the imbalance in the re-pricing, maturity and/or cash flow characteristics of assets and liabilities. Management's objectives are to measure, monitor and develop strategies in response to the interest rate risk profile inherent in the Bank's balance sheet. The objectives in managing the balance sheet are to preserve the sensitivity of net interest income to actual or potential changes in interest rates, and to enhance profitability through strategies that promote sufficient reward for understood and controlled risk.

The interest rate risk measurement and management techniques incorporate the re-pricing and cash flow attributes of balance sheet and off-balance sheet instruments as each relate to current and potential changes in interest rates. The level of interest rate risk, measured in terms of the potential future effect on net interest income, is determined through the use of modeling and other techniques under multiple interest rate scenarios. Interest rate risk is evaluated in depth on a quarterly basis and reviewed by ALCO and the Board of Directors.

The Asset Liability Management Policy, approved annually by the Bank's Board of Directors, establishes interest rate risk limits in terms of variability of net interest income under rising, flat, and decreasing rate scenarios. It is the role of the ALCO to evaluate the overall risk profile and to determine actions to maintain and achieve a posture consistent with policy guidelines.

Interest Rate Sensitivity Modeling:

An interest rate risk model widely recognized in the financial industry is used to monitor and measure interest rate risk. The model simulates the behavior of interest income and expense for all balance sheet and off-balance sheet instruments, under different interest rate scenarios together with a dynamic future balance sheet. Interest rate risk is measured in terms of potential changes in net interest income based upon shifts in the yield curve.

The interest rate risk sensitivity model requires that assets and liabilities be broken down into components as to fixed, variable, and adjustable interest rates, as well as other homogeneous groupings, which are segregated as to maturity and type of instrument. The model includes assumptions about how the balance sheet is likely to evolve through time and in different interest rate environments. The model uses contractual re-pricing dates for variable products, contractual maturities for fixed rate products, and product-specific assumptions for deposit accounts, such as money market accounts, that are subject to re-pricing based on current market conditions. Re-pricing margins are also determined for adjustable rate assets and incorporated in the model. Investment securities and borrowings with option provisions are examined on an individual basis in each rate environment to estimate the likelihood of exercise. Prepayment assumptions for mortgage loans are calibrated using specific Bank experience while mortgage-backed securities are developed from industry standard models of prepayment speeds, based upon similar coupon ranges and degree of seasoning. Cash flows and maturities are then determined, and for certain assets, prepayment assumptions are estimated under different interest rate scenarios. Interest income and interest expense are then simulated under several hypothetical interest rate conditions.

The simulation models a parallel and pro rata shift in rates over a 12-month period. Using this approach, we are able to produce simulation results that illustrate the effect that both a gradual "rate ramp" and a "rate shock" have on earnings expectations. Our net interest income sensitivity analysis reflects changes to net interest income assuming no balance sheet growth and a parallel shift in interest rates. All rate changes were "ramped" over the first 12-month period and then maintained at those levels over the remainder of the simulation horizon. Changes in net interest income based upon these simulations are measured against the flat interest rate scenario.

As of December 31, 2023, interest rate sensitivity modeling results indicate that the balance sheet was asset sensitive over the one- and two-year horizons.

The following table presents the changes in sensitivities on net interest income for the years ended December 31, 2023 and 2022:

Change in Interest Rates-Basis Points (Rate Ramp) (in thousands, except ratios)	1 - 12 Months		13 - 24 Months	
	$ Change	% Change	$ Change	% Change
At December 31, 2023				
-200	$ (6,229)	(5.0)%	$ (12,776)	(9.7)%
-100	(3,310)	(2.7)	(6,468)	(4.9)
+100	2,421	2.0	4,818	3.7
+200	4,938	(4.0)	9,143	6.9
At December 31, 2022				
-200	$ (6,183)	(4.3)%	$ (19,692)	(12.8)%
-100	(2,261)	(1.6)	(7,954)	(5.2)
+100	1,704	1.2	5,583	3.6
+200	3,253	2.3	10,627	6.9

Assuming short-term and long-term interest rates decline 100 to 200 basis points from current levels (i.e., a parallel yield curve shift) and the Bank's balance sheet structure and size remain at current levels, management believes net interest income will deteriorate over the one year horizon while deteriorating further from that level over the two-year horizon.

Assuming the Bank's balance sheet structure and size remain at current levels and the Federal Reserve increases short-term interest rates by 100 to 200 basis points with the balance of the yield curve shifting in parallel with these increases, management believes net interest income will improve over both the one and two-year horizons.

As compared to December 31, 2022, sensitivity to rate movements has decreased as the bank has incrementally shifted to a less asset sensitive position.

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels and yield curve shape, prepayment speeds on loans and securities, deposit rates, pricing decisions on loans and deposits, reinvestment or replacement of asset and liability cash flows, and renegotiated loan terms with borrowers. While assumptions are developed based upon current economic and local market conditions, we cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

As market conditions vary from those assumed in the sensitivity analysis, actual results may also differ due to: prepayment and refinancing levels deviating from those assumed; the impact of interest rate changes, caps or floors on adjustable rate assets; the potential effect of changing debt service levels on customers with adjustable rate loans; depositor early withdrawals and product preference changes; and other such variables. The sensitivity analysis also does not reflect additional actions that the Bank's senior executive team and Board of Directors might take in responding to or anticipating changes in interest rates, and the anticipated impact on the Bank's net interest income.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bar Harbor Bankshares and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bar Harbor Bankshares and Subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 11, 2024, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans

As described in Notes 1 and 3 to the consolidated financial statements, the allowance for credit losses on loans is established through a provision for credit losses and represents an amount which, in management's judgment, will be adequate to absorb losses on existing loans. The Company's consolidated allowance for credit losses on loan balances was $28.1 million at December 31, 2023. The allowance for credit losses on loans is comprised of reserves measured on a collective (pool) basis based on a lifetime loss-rate model when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis, generally larger non-accruing commercial loans and troubled debt restructurings.

The Company uses the discounted cash flow method to estimate expected credit losses for all loan portfolio segments measured on a pool basis wherein payment expectations are adjusted for estimated prepayment speeds, probability of default (PD), and loss given default (LGD). The Company uses regression analysis of historical internal and peer data to determine suitable loss drivers to utilize when modeling lifetime PD. This analysis also determines how expected PD and LGD will react to forecasted levels of the loss drivers. Management utilizes various economic indicators such as changes in unemployment rates, gross domestic product (GDP), property values, housing starts and other relevant factors as loss drivers and has determined that, due to historical volatility in economic data, two quarters currently represents a reasonable and supportable forecast period, followed by a six-period reversion to historical mean levels for each of the various economic indicators. The allowance evaluation also considers various qualitative factors, such as: (i) changes to lending policies, underwriting standards and/or management personnel performing such functions, (ii) delinquency and other credit quality trends, (iii) credit risk concentrations, if any, (iv) changes to the nature of the Company's business impacting the loan portfolio, (v) and other external factors, that may include, but are not limited to, results of internal loan reviews, stress testing, examinations by bank regulatory agencies, or other events such as a natural disaster. The development of the loan loss allocation for pools of loans with similar risk characteristics requires a significant amount of judgment by management and the assumptions utilized are subject to changing economic conditions.

We identified the Company's allowance for credit losses on loans as a critical audit matter, specifically the economic forecasts and qualitative factors, because they involved complex auditor judgment in the evaluation of the Company's assumptions. Additionally, complex auditor judgment was required to examine the methodology that underpins the allowance for credit losses on pools of loans with similar risk characteristics. This includes modeling of PD, LGD, economic forecasts, and qualitative factors.

Our audit procedures related to this critical audit matter included the following, among others:

• We obtained an understanding of the relevant controls related to the allowance for credit losses on loans and tested such controls for design and operating effectiveness, including those over model approval, validation and approval of key data inputs such as economic forecasts and qualitative factors.

• We tested the completeness and accuracy of data used by management in determining inputs to the PD and LGD, by agreeing those inputs to internal or external information sources.

• We evaluated management's judgments used in the identification of peer banks for PD and LGD calculations, by comparing peer banks to those used in prior periods and to external information sources.

• We evaluated management's forecasts of future economic indicators for reasonableness, which included unemployment, housing price index, and national GDP growth, among others, by comparing these forecasts to external and internal information sources.

• We evaluated management's judgments and assumptions used in the development of the qualitative factors for reasonableness, and tested the reliability of the underlying data on which these factors are based, by comparing information to source documents and external information sources.

/s/ RSM US LLP

We have served as the Company's auditor since 2015.

Hartford, Connecticut
March 11, 2024

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2023	December 31, 2022
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 42,221	$ 39,933
Interest-earning deposits with other banks	52,621	52,362
Total cash and cash equivalents	94,842	92,295
Securities:		
Securities available for sale	534,574	559,516
Federal Home Loan Bank stock	12,788	14,893
Total securities	547,362	574,409
Loans held for sale	2,189	—
Total loans	2,999,049	2,902,690
Less: Allowance for credit losses	(28,142)	(25,860)
Net loans	2,970,907	2,876,830
Premises and equipment, net	48,287	47,622
Other real estate owned	—	—
Goodwill	119,477	119,477
Other intangible assets	4,869	5,801
Cash surrender value of bank-owned life insurance	80,037	81,197
Deferred tax assets, net	22,979	24,443
Other assets	79,936	87,729
Total assets	$ 3,970,885	$ 3,909,803
Liabilities		
Deposits:		
Demand	$ 569,714	$ 676,350
NOW	946,978	900,730
Savings	553,963	664,514
Money market	370,242	478,398
Time	700,260	323,439
Total deposits	3,141,157	3,043,431
Borrowings:		
Senior	271,044	333,957
Subordinated	60,461	60,289
Total borrowings	331,505	394,246
Other liabilities	66,164	78,676
Total liabilities	3,538,826	3,516,353
Shareholders' equity		
Capital stock, par value $2.00; authorized 20,000,000 shares; issued 16,428,388 shares; outstanding 15,172,131 shares and 15,082,688 shares at December 31, 2023 and December 31, 2022, respectively	32,857	32,857
Additional paid-in capital	193,114	191,922
Retained earnings	272,101	243,815
Accumulated other comprehensive loss	(49,862)	(58,340)
Less: 1,256,257 and 1,345,700 shares of treasury stock, at cost, at December 31, 2023 and December 31, 2022, respectively	(16,151)	(16,804)
Total shareholders' equity	432,059	393,450
Total liabilities and shareholders' equity	$ 3,970,885	$ 3,909,803

The accompanying notes are an integral part of these consolidated financial statements.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except earnings per share data)	Years Ended December 31, 2023		2022		2021
Interest and dividend income					
Loans	$ 149,420	$	107,797	$	95,236
Securities and other	24,762		18,729		15,568
Total interest and dividend income	174,182		126,526		110,804
Interest expense					
Deposits	38,232		7,344		8,543
Borrowings	18,275		5,501		6,688
Total interest expense	56,507		12,845		15,231
Net interest income	117,675		113,681		95,573
Provision for credit losses	2,908		2,904		(1,302)
Net interest income after provision for credit losses	114,767		110,777		96,875
Non-interest income					
Trust and investment management fee income	14,283		14,573		15,179
Customer service fees	15,168		14,791		13,212
Gain on sales of securities, net	34		53		2,870
Mortgage banking income	1,587		1,580		6,536
Bank-owned life insurance income	2,699		2,000		2,179
Customer derivative income	409		310		1,010
Other income	1,649		2,014		1,275
Total non-interest income	35,829		35,321		42,261
Non-interest expense					
Salaries and employee benefits	52,516		48,657		47,117
Occupancy and equipment	17,584		17,575		16,356
Loss on sales of premises and equipment, net	182		10		378
Outside services	1,671		1,578		1,943
Professional services	1,586		1,612		1,756
Communication	697		880		912
Marketing	1,696		1,561		1,541
Amortization of intangible assets	932		932		940
Loss on debt extinguishment	—		—		2,851
Acquisition, conversion and other expenses	283		266		1,667
Provision for unfunded commitments	(85)		1,758		177
Other expenses	16,417		16,424		14,870
Total non-interest expense	93,479		91,253		90,508
Income before income taxes	57,117		54,845		48,628
Income tax expense	12,265		11,288		9,329
Net income	$ 44,852	$	43,557	$	39,299
Earnings per share:					
Basic	$ 2.96	$	2.90	$	2.63
Diluted	$ 2.95	$	2.88	$	2.61
Weighted average common shares outstanding:					
Basic	15,142		15,040		14,969
Diluted	15,195		15,112		15,045

The accompanying notes are an integral part of these consolidated financial statements.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands)		Years Ended December 31,				
		2023		**2022**		**2021**
Net income	$	44,852	$	43,557	$	39,299
Other comprehensive income (loss), before tax:						
Changes in unrealized gain (loss) on securities available for sale		9,481		(74,412)		(10,489)
Changes in unrealized gain (loss) on hedging derivatives		1,011		(3,463)		3,562
Changes in unrealized gain (loss) on pension		135		(973)		1,132
Income taxes related to other comprehensive income (loss):						
Changes in unrealized (gain) loss on securities available for sale		(1,884)		17,181		2,451
Changes in unrealized (gain) loss on hedging derivatives		(227)		799		(827)
Changes in unrealized (gain) loss on pension		(38)		225		(266)
Total other comprehensive income (loss)		8,478		(60,643)		(4,437)
Total comprehensive income (loss)	$	53,330	$	(17,086)	$	34,862

The accompanying notes are an integral part of these consolidated financial statements.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except per share data)	Common stock amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
Balance at December 31, 2020	$ 32,857	$ 190,084	$ 195,607	$ 6,740	$ (18,223)	$ 407,065
Net income	—	—	39,299	—	—	39,299
Other comprehensive (loss)	—	—	—	(4,437)	—	(4,437)
Impact of ASC 326 adoption	—	—	(5,242)	—	—	(5,242)
Cash dividends declared ($0.94 per share)	—	—	(14,072)	—	—	(14,072)
Net issuance (85,406 shares) to employee stock plans, including related tax effects	—	(1,357)	—	—	742	(615)
Recognition of stock based compensation	—	2,149	—	—	—	2,149
Balance at December 31, 2021	$ 32,857	$ 190,876	$ 215,592	$ 2,303	$ (17,481)	$ 424,147
Net income	—	—	43,557	—	—	43,557
Other comprehensive loss	—	—	—	(60,643)	—	(60,643)
Cash dividends declared ($1.02 per share)	—	—	(15,334)	—	—	(15,334)
Net issuance (81,359 shares) to employee stock plans, including related tax effects	—	(892)	—	—	677	(215)
Recognition of stock based compensation	—	1,938	—	—	—	1,938
Balance at December 31, 2022	$ 32,857	$ 191,922	$ 243,815	$ (58,340)	$ (16,804)	$ 393,450
Net income	—	—	44,852	—	—	44,852
Other comprehensive income	—	—	—	8,478	—	8,478
Cash dividends declared ($1.10 per share)	—	—	(16,566)	—	—	(16,566)
Net issuance (89,443 shares) to employee stock plans, including related tax effects	—	(1,458)	—	—	653	(805)
Recognition of stock based compensation	—	2,650	—	—	—	2,650
Balance at December 31, 2023	$ 32,857	$ 193,114	$ 272,101	$ (49,862)	$ (16,151)	$ 432,059

The accompanying notes are an integral part of these consolidated financial statements.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2023	2022	2021
Cash flows from operating activities:			
Net income	$ 44,852	$ 43,557	$ 39,299
Adjustments to reconcile net income to net cash provided by operating activities:			
Net change in loans held for sale	(2,189)	5,523	18,579
Provision for credit losses	2,908	2,904	(1,302)
Net amortization of securities	2,429	2,869	4,471
Deferred tax (benefit) expense	(686)	(707)	427
Change in unamortized net loan costs and premiums	(145)	170	(1,354)
Premises and equipment depreciation	4,177	4,243	4,596
Stock-based compensation expense	2,650	1,938	2,149
Accretion of purchase accounting entries, net	—	—	(2,274)
Amortization of other intangibles	932	932	940
Income from cash surrender value of bank-owned life insurance policies	(2,699)	(2,000)	(2,179)
Gain on sales of securities, net	(34)	(53)	(2,870)
Amortization of right-of-use lease assets	1,204	1,196	1,064
Decrease in lease liabilities	(1,179)	(1,142)	(984)
Gain on premises and equipment, net	182	10	378
Net change in other assets and liabilities	(4,999)	(3,531)	(1,772)
Net cash provided by operating activities	47,403	55,909	59,168
Cash flows from investing activities:			
Proceeds from sales, maturities, calls and prepayments of securities available for sale	42,184	80,870	204,275
Purchases of securities available for sale	(7,521)	(109,019)	(249,595)
Net change in loans	(96,840)	(370,712)	34,315
Purchase of Federal Home Loan Bank stock	(18,370)	(11,016)	(2,565)
Proceeds from sale of Federal Home Loan Bank stock	20,473	3,507	9,217
Purchase of premises and equipment, net	(6,533)	(2,518)	(1,716)
Proceeds from sale of premises and equipment	413	—	—
Proceeds from premises held for sale	—	—	288
Proceeds from death benefit of bank-owned life insurance policy	3,904	—	1,029
Net cash used in investing activities	(62,290)	(408,888)	(4,752)
Cash flows from financing activities:			
Net change in deposits	97,726	(5,113)	142,329
Net change in short-term borrowings	(60,604)	235,567	1,347
Repayments of long-term borrowings	(2,317)	(20,020)	(159,023)
Net issuance to employee stock plans	(805)	(215)	(615)
Cash dividends paid on common stock	(16,566)	(15,334)	(14,072)
Net cash provided by financing activities	17,434	194,885	(30,034)
Net change in cash and cash equivalents	2,547	(158,094)	24,382
Cash and cash equivalents at beginning of year	92,295	250,389	226,007
Cash and cash equivalents at end of period	$ 94,842	$ 92,295	$ 250,389
Supplemental cash flow information:			
Interest paid	$ 51,973	$ 12,451	$ 16,354
Income taxes paid, net	15,026	10,598	8,859

The accompanying notes are an integral part of these consolidated financial statements.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation: The consolidated financial statements (the "financial statements") of Bar Harbor Bankshares and its subsidiaries (the "Company," or "we") have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Bar Harbor Bankshares is a Maine Financial Institution Holding Company for the purposes of the laws of the State of Maine, and as such, is subject to the jurisdiction of the Superintendent of the Maine Bureau of Financial Institutions. These financial statements include the accounts of the Company, its wholly-owned subsidiary Bar Harbor Bank & Trust (the "Bank") and the Bank's consolidated subsidiaries. The results of operations of companies or assets acquired are included only from the dates of acquisition. All material wholly-owned and majority-owned subsidiaries are consolidated unless U.S. GAAP requires otherwise.

Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the accounts of Bar Harbor Bankshares and its wholly-owned subsidiaries, Bar Harbor Bank & Trust, Bar Harbor Wealth Management, and Cottage Street Corporation. In 2022, Charter Trust Company and Bar Harbor Trust Services merged to become Bar Harbor Wealth Management. All significant inter-company balances and transactions have been eliminated in consolidation. Assets held in a fiduciary capacity are not assets of the Company, but assets of customers, and therefore, are not included in the consolidated balance sheet.

Reclassifications: Whenever necessary, amounts in the prior years' financial statements are reclassified to conform to current presentation. The reclassifications had no impact on net income in the Company's consolidated income statement.

Use of estimates: In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change in the near term relate to the allowance for credit losses ("ACL"), off-balance sheet credit exposures, available for sale securities, the accounting for business combinations including subsequent impairment analyses for goodwill and other intangible assets, accounting for income taxes, post-retirement benefits, and asset impairment assessments.

Subsequent Events: Events and transactions subsequent to December 31, 2023 are evaluated for potential recognition or disclosure as required by GAAP.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and amounts due from banks, interest-bearing deposits with other banks, federal funds sold, and other short-term investments with maturities less than 90 days.

Securities: All securities held at December 31, 2023 and 2022 were classified as available-for-sale ("AFS"). Available for sale securities primarily consist of mortgage-backed securities, obligations of state and political subdivisions thereof, and corporate bonds and are carried at estimated fair value. Changes in estimated fair value of AFS securities, net of applicable income taxes, are reported in accumulated other comprehensive income (loss) as a separate component of shareholders' equity unless deemed to have a credit loss as discussed below.

Premiums and discounts on securities are amortized and accreted over the term or to first call of the securities using the level yield method. Municipal security premiums are accreted over full term straight-line and discounts are amortized over the call term on a straight light basis. Gains and losses on the sale of securities are recognized at the trade date using the specific-identification method and are shown separately in the Consolidated Statements of Income.

Allowance for Credit Loss on AFS Debt Securities: Credit quality of AFS debt securities is monitored through credit ratings from various rating agencies and substantial price changes. Credit ratings express opinions about the credit quality of a security and are utilized by us to make informed decisions. Securities are triggered for further review in the quarter if the security has significant fluctuations in ratings, drops below investment grade, or significant pricing changes. For securities without credit ratings, we utilize other financial information indicating the financial health of the underlying municipality, agency, or organization associated with the underlying security. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance on AFS debt securities is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. When assessing an AFS debt security for credit loss, securities with identical CUSIPs are pooled together to assess for impairment using the average cost basis. Any impairment that has not been recorded through an allowance is recognized in other comprehensive income.

A change in the allowance on AFS debt securities may be in full or a portion thereof, is recorded as expense (credit) within provision for credit losses on the consolidated statements of income. Losses are charged against the allowance when management believes an AFS debt security is uncollectible based on the above described analysis. As of December 31, 2023 and December 31, 2022, there were no allowances carried on AFS debt securities. Refer to Note 2 – *Securities Available for Sale* of the consolidated financial statements for further discussion.

Federal Home Loan Bank Stock: Federal Home Loan Bank ("FHLB") stock is a non-marketable equity security and therefore is reported at cost, which generally equals par value. Shares held in excess of the minimum required by the FHLB are generally redeemable at par value. Dividends from FHLB stock are reported in interest and dividend income.

FHLB stock is periodically evaluated for impairment based on the capital adequacy of the FHLB and its overall financial condition. Based on the capital adequacy, liquidity position and sustained profitability of the FHLB, there was no impairment related to the carrying amount of FHLB stock as of December 31, 2023 and 2022.

Loans Held for Sale: Residential loans originated with the intent to be sold in the secondary market are accounted for at fair value. Fair value is primarily determined based on quoted prices for similar loans in active markets. Residential loans held for sale are generally sold with servicing rights retained. The carrying value of loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of residential loans (sales proceeds minus carrying value) are recorded in non-interest income. The loan portfolio is consistently evaluated in conjunction with asset/liability management practices, and certain residential mortgage loans may be sold to manage interest rate exposure and for other business purposes, including generating fee income through mortgage sale gains.

Loans: Loans held for investment are reported at amortized cost. Amortized cost is the principal balance outstanding net of the unamortized balance of any deferred fees or costs and the unamortized balance of any premiums or discounts on loans purchased or acquired through mergers.

For originated loans, loan fees and certain direct origination costs are deferred and amortized into interest income over the contractual term of the loan using the level-yield method over the estimated lives of the related loans. When a loan is paid off, the unamortized portion of deferred fees or costs are recognized in interest income. Interest income on originated loans is accrued based upon the daily principal amount outstanding except for loans on non-accrual status.

For acquired loans, interest income is accrued based upon the daily principal amount outstanding and is then further adjusted by the accretion of any discount or amortization of any premium associated with the loan that was recognized based on the acquisition date fair value. When a loan is paid off, the unamortized portion of any premiums or discounts on loans are recognized in interest income.

Purchase Credit Deteriorated (PCD) Loans: Loans acquired in acquisitions include some loans that have experienced more than insignificant credit deterioration since origination. The initial ACL is determined on a collective basis and allocated to the individual loans. The sum of the loan's purchase price and acl becomes its initial amortized cost. The difference between the initial amortized cost and the par value of the loan is a discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision expense.

Non-performing loans: Residential real estate and home equity loans are generally placed on non-accrual status when reaching 90 days past due, are in process of foreclosure, or sooner if considered appropriate by management. Consumer other loans are generally placed on non-accrual when reaching 90 days or more past due, or sooner if considered appropriate by management. Secured consumer other loans are written down to net realizable value and unsecured consumer loans are charged-off upon reaching 120 days past due. Commercial real estate loans and commercial and industrial loans that are 90 days or more past due are generally placed on non-accrual status, unless secured by sufficient cash or other assets immediately convertible to cash, and the loan is in the process of collection. Commercial real estate and commercial and industrial loans may be placed on non-accrual status prior to the 90 days delinquency date if considered appropriate by management.

When a loan has been placed on non-accrual status, previously accrued and uncollected interest is reversed against interest on the loan. The interest on non-accrual loans is accounted for using the cash-basis or cost-recovery method depending on corresponding credit risk, until qualifying for return to accrual status. A loan can be returned to accrual status when collectability of principal is reasonably assured and the loan has performed for a period of time, a minimum of six months.

Acquired loans that meet the criteria for non-accrual of interest prior to an acquisition are considered non-performing acquired loans that meet the criteria for non-accrual consistent with originated loans.

Loan Modifications to Borrowers Experiencing Financial Difficulty: In January 2023, the Company adopted ASU 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" which eliminated the accounting guidance for TDRs while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. This guidance was applied on a prospective basis. Upon adoption of this guidance, we are no longer required to establish a specific reserve for modifications to borrowers experiencing financial difficulty. Instead, modified loans are generally included in their respective category and a historical loss rate is applied to the current loan balance to arrive at the quantitative baseline portion of the ACL.

Loans are considered to have been modified when, due to a borrower's financial difficulties, certain concessions are made to the borrower that would not otherwise consider. Modifications may include interest rate reductions, principal or interest forgiveness, forbearance, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. Generally, a non-accrual loan that has been modified to borrowers experiencing financial difficulty will remain on non-accrual status for a period of at least 6 months to demonstrate that the borrower is able to meet the terms of the modified loan before being considered a candidate to return to accrual status.

However, performance prior to the modification, or significant events that coincide with the modification, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of loan modification or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains on non-accrual status.

Allowance for Credit Losses: The allowance for credit losses (the "allowance") is a significant accounting estimate used in the preparation of the Company's consolidated financial statements. The allowance is comprised of the allowance for credit losses on loans and the allowance for off-balance sheet credit exposures, which is accounted for as a separate liability in other liabilities on the balance sheet. The level of the allowance represents management's estimate of expected credit losses over the expected life of the loans at the balance sheet date.

The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the allowance when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged- off. The allowance is comprised of reserves measured on a collective (pool) basis based on a lifetime loss-rate model when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis, which generally includes larger non-accruing commercial loans.

The discounted cash flow ("DCF") method is used to estimate expected credit losses for all loan portfolio segments measured on a collective (pool) basis. For each loan segment, cash flow projections are generated at the instrument level wherein payment expectations are adjusted for estimated prepayment speeds, probability of default, and loss given default. The modeling of prepayment speeds is based on historical internal data.

Regression analysis of historical internal and peer data is used to determine suitable loss drivers to utilize when modeling lifetime probability of default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the loss drivers. For all loan pools utilizing the DCF method, management utilizes various economic indicators such as changes in unemployment rates, gross domestic product, real estate values, and other relevant factors as loss drivers. For all DCF models, management has determined that due to historic volatility in economic data, two quarters currently represents a reasonable and supportable forecast period, followed by a six-period reversion to historical mean levels for each of the various economic indicators.

The combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level. Specific instrument effective yields are calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level Net Present Value ("NPV"). An allowance is established for the difference between the instrument's NPV and amortized cost basis.

The allowance evaluation also considers various qualitative factors, such as: (i) changes to lending policies, underwriting standards and/or management personnel performing such functions, (ii) delinquency and other credit quality trends, (iii) credit risk concentrations, if any, (iv) changes to the nature of the Company's business impacting the loan portfolio, and (v) other external factors, that may include, but are not limited to, results of internal loan reviews, stress testing, examinations by bank regulatory agencies, or other events such as a natural disaster.

Arriving at an appropriate level of allowance involves a high degree of judgment. The determination of the adequacy of the allowance and provisioning for estimated losses is evaluated regularly based on review of loans, with particular emphasis on non-performing and other loans that management believes warrant special consideration. While management uses available information to recognize losses on loans, changing economic conditions and the economic prospects of the borrowers may necessitate future additions or reductions to the allowance.

*Individually Evaluated Loans***:** Loans that do not share risk characteristics with existing pools are evaluated on an individual basis. For loans that are individually evaluated and collateral dependent, financial loans where management has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and management expects repayment of the financial asset to be provided substantially through the sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date. When repayment is expected to be from the operation of the collateral or going concern, the specific credit loss reserve is calculated as the amount by which the amortized cost basis of the financial asset exceeds the NPV from the operation of the collateral. When repayment is expected to be from the sale of the collateral, the specific credit loss reserve is calculated as the amount by which the amortized costs basis of the financial asset exceeds the fair value of the underlying collateral less estimated cost to sell. The allowance may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the financial asset.

Accrued Interest. Accrued interest receivable balances are presented within other assets on the consolidated balance sheet. Accrued interest is excluded from the measurement of the allowance for credit losses, including investments and loans. Generally, accrued interest is reversed when a loan is placed on non-accrual or is written-off. Current year accrued interest is reversed through interest income while accrued interest from prior years is written-off through the ACL. Historically, we have not experienced uncollectible accrued interest receivable on investment debt securities.

Allowance for off-balance sheet credit exposures: The exposure is a component of other liabilities in the consolidated balance sheet and represents the estimate for probable credit losses inherent in unfunded commitments to extend credit. Unfunded commitments to extend credit include unused portions of lines of credit and standby and commercial letters of credit. The process used to determine the allowance for these exposures is consistent with the process for determining the allowance for loans, as adjusted for estimated funding probabilities or loan equivalency factors. A charge (credit) to provision for credit losses on the consolidated statements of income is made to account for the change in the allowance on off-balance sheet exposures between reporting periods.

Premises and Equipment: Land is carried at cost. Premises and equipment and related improvements are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the lesser of the lease term or estimated useful lives of related assets; generally five to 39 years for premises and three to eight years for furniture and equipment. Software costs are stated at cost less accumulated depreciation within other assets on the consolidated balance sheet. Amortization expense on software is calculated using the straight-line method over the estimated useful lives of the related assets.

Transfers of Financial Assets: Transfers of an entire financial asset, group of entire financial assets, or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from total Company assets, (2) the transferee obtains the right to pledge or exchange the transferred assets, and (3) effective control is not maintained over the transferred assets.

Other Real Estate Owned: Other real estate owned consists of properties acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure. These properties are recorded at fair value less estimated costs to sell the property. Initially at transfer if the recorded investment in the loan exceeds the property's fair value at the time of acquisition, a charge-off is recorded against the allowance. If the fair value of the property initially at transfer exceeds the carrying amount of the loan, the excess is recorded either as a recovery to the allowance if a charge-off had previously been recorded, or as a gain on initial transfer in other non-interest income. Subsequent decreases in the property's fair value and operating expenses of the property are recognized through charges to other non-interest expense. The fair value of the property acquired and ongoing valuation is based on third-party appraisals, broker price opinions, recent sales activity, or a combination thereof, subject to management judgment. Due to changing market conditions the amount ultimately realized on the other real estate owned may differ from the amounts reflected in the financial statements.

Goodwill: Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is assessed annually for impairment, and more frequently if events or changes in circumstances indicate that there may be an impairment. Adverse changes in the economic environment, declining operations, unanticipated competition, loss of key personnel, or other factors could result in a decline in the implied fair value of goodwill. Subsequent reversals of goodwill impairment are prohibited.

Other Intangibles: Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability.

The fair values of these assets are generally determined based on appraisals and are subsequently amortized on a straight-line basis or an accelerated basis over their estimated lives. Management assesses the recoverability of these intangible assets at least annually or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount exceeds fair value, an impairment charge is recorded to income.

Bank-Owned Life Insurance: Bank-owned life insurance ("BOLI") represents life insurance on the lives of certain current and retired employees who had provided positive consent allowing the Bank to be the beneficiary of such policies. Increases in the cash value of the policies, as well as insurance proceeds received in excess of the cash value, are recorded in other non-interest income, and are not subject to income taxes.

Capitalized Servicing Rights: Capitalized servicing rights are recognized as assets when residential loans are sold and the rights to service those loans are retained.

Capitalized servicing rights are initially recorded at fair value. Fair values are established by using a discounted cash flow model to calculate the present value of estimated future net servicing income. Changes in the fair value of capitalized servicing rights are primarily due to changes in valuation inputs, assumptions, and the collection and realization of expected cash flows. However, these capitalized servicing rights are amortized in proportion to and over the period of estimated net servicing income, which includes prepayment assumptions. An impairment analysis is prepared on a quarterly basis by estimating the fair value of the capitalized servicing rights and comparing that value to the carrying amount. A valuation allowance is established when the carrying amount of these capitalized servicing rights exceeds fair value. The capitalized servicing rights are included in other assets on the consolidated balance sheet.

Derivative Financial Instruments: Derivative instruments are recognized on the consolidated balance sheet at fair value. On the inception date, management designates whether the derivative is part of a hedging relationship (i.e., cash flow or fair value hedge). Management formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. Both at the hedge's inception and on an ongoing basis, management assesses whether the derivatives used in hedging transactions are highly effective in offsetting the changes in cash flows or fair values of hedged items. The fair value of the derivative is reflected on the Consolidated Balance Sheet in either other assets or liabilities.

Changes in the fair value of derivative instruments that are highly effective and qualify as cash flow hedge are recorded in other comprehensive income (loss). Any ineffective portion is recorded in earnings. For fair value hedges that are highly effective, the gain or loss on the derivative and the loss or gain on the hedged item attributable to the hedged risk are both recognized in earnings, with the differences (if any) representing hedge ineffectiveness. Management discontinues hedge accounting when it is determined that the derivative is no longer highly effective in offsetting changes of the hedged risk on the hedged item, or determines that the designation of the derivative as a hedging instrument is no longer appropriate.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense based on the item being hedged. Net cash settlements on derivatives that do not quality for hedge accounting are reporting in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as cash flows of the items being hedged.

Commitments to fund mortgage loans with borrowers (interest rate locks) and forward commitments for the future delivery of these mortgage loans for sale on the secondary market are classified as free standing derivatives. These derivatives are designed to hedge against inherent interest rate and pricing risk associated with selling loans. The commitments to lend generally terminate once the loan is funded, the lock period expires or the borrower decides not to contract for the loan. The forward commitments generally terminate once the loan is sold or the commitment period expires. These commitments are considered derivatives which are accounted for by recognizing their estimated fair value on the Consolidated Balance Sheet in either other assets or other liabilities.

Senior and Subordinated Borrowings: Senior borrowings include retail and wholesale repurchase agreements, FHLB overnight, FHLB short-term and long-term advances, federal funds purchased, credit facilities, and line of credit advances. Subordinated borrowings consist of subordinated notes issued to investors. At times, posting of collateral is required for which it, cash, loans and/or investment securities are used.

Off-Balance Sheet Financial Instruments: Off-balance sheet financial instruments consist of commitments to extend credit, and unused or unfunded loan funds and letters of credit. These financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Stock Based Compensation: Equity award plans include stock options, restricted stock awards restricted stock units and performance stock units, which are described more fully in Note 13 – *Stock Based Compensation Plans o*f the Consolidated Financial Statements. Stock based compensation expenses are recognized for stock options and restricted awards based on the fair value of these awards as of the grant date. For restricted stock units and performance stock units the expense is recognized over the vesting periods of the grants. Treasury shares are used for issuing shares upon option exercises, restricted stock awards, restricted stock unit vesting and performance stock unit vesting.

Employee Stock Purchase Plan: Compensation expense is recognized based on the difference between the market price and the discounted price of shares issued from participant enrollment over each six month enrollment period.

Post-retirement Plans: Non-qualified supplemental retirement benefit payments are provided or promised to certain ex-employees and retired officers based on contractual agreements. This plan is described more fully in Note 8 – *Employee Benefit Plans* of the Consolidated Financial Statements. The plan agreements provide payments in installments over a period of years upon reaching a certain age, retirement or death. Benefit obligations are recognized as the net present value of payments associated with the agreements over the service periods of the participants. Compensation expense is recognized from interest costs and the impact of changes in mortality rates on the benefit obligations.

Pension Plan: The pension plan is an inherited, frozen, noncontributory, qualified, defined benefit plan for certain employees who met age and service requirements. This plan is described more fully in Note 8 – *Employee Benefit Plans* of the Consolidated Financial Statements. In order to measure the expense associated with the Plans, various assumptions are made including the discount rate, expected return on plan assets, anticipated mortality rates, and expected future healthcare costs. The assumptions are based on historical experience as well as current facts and circumstances. As of the measurement date (December 31, 2023), plan assets are determined based on fair value, generally representing observable market prices. The projected benefit obligation is primarily determined based on the present value of projected benefit distributions at an assumed discount rate.

Net periodic pension benefit costs include interest costs based on an assumed discount rate, the expected return on plan assets based on actuarially derived market-related values, and the amortization of net actuarial losses. Differences between expected and actual results in each year are included in the net actuarial gain or loss amount, which is recognized in other comprehensive income. The net actuarial gain or loss in excess of a 10% corridor is amortized in net periodic benefit cost over the average remaining service period of active participants in the Plans. The prior service credit is amortized over the average remaining service period to full eligibility for participating employees expected to receive benefits.

At the end of each year the Plans' assets and obligations are examined to determine its funded status as of the end of the fiscal year and recognizes those changes in other comprehensive income, net of tax. The plans over or under funded status is recognized in the consolidated balance sheet as an asset or liability, respectively.

401(k) Plan: The employer sponsored 401(k) plan to which participants may make contributions in the form of salary deferrals also provides participants with matching contributions in accordance with the terms of the plan. Contributions due under the terms of the defined contribution plans are accrued through compensation expense as earned by employees.

Income Taxes: The asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information indicates that it is more likely than not that deferred tax assets will not be realized, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Treasury Stock: Shares of the Company's common stock that are repurchased are recorded in treasury stock at cost. On the date of subsequent re-issuance, the treasury stock account is reduced by the cost of such stock on an average cost basis.

Earnings Per Share: Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings, such as dilutive stock options.

Revenue Recognition: Non-interest revenue is recognized in accordance with ASC 606, "Revenue from Contracts with Customers." ASC 606 requires a five step process: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) a performance obligation is satisfied. Revenue recognition under ASC 606 depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the goods or service. See Note 15 – *Revenue from Contracts with Customers* of the Company's Consolidated Financial Statements for additional information on revenue recognition.

Wealth Management: Wealth management assets held in a fiduciary or agent capacity are not included in the accompanying Consolidated Balance Sheets because the ownership is held by customers. Trust and investment management fees are primarily comprised of fees earned from investment management, trust administration, tax return preparation, and financial planning. The performance obligation for revenue recognition is generally satisfied over time and the resulting in monthly fee income, based on the daily accrual of the market value of the investment accounts and the applicable fee rate.

Marketing Costs: Marketing costs are expensed as incurred.

Segment Reporting: An operating segment is defined as a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and evaluate performance. Operations of the Company are solely within community banking industry and include traditional community banking services, including lending activities, acceptance of demand, savings and time deposits, business services, investment management, trust and third-party brokerage services. These products and services have similar distribution methods, types of customers and regulatory responsibilities. Accordingly, segment information is not presented in the Consolidated Financial Statements.

Recent Accounting Pronouncements

The following table provides a brief description of accounting standards that could have a material impact to the Company's consolidated financial statements upon adoption:

Standard	Description	Required Date of Adoption	Effect on financial statements
Standards Adopted in 2023			
ASU 2022-02 Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings ("TDRs") and Vintage Disclosures	The amendments in this update eliminate TDR recognition and measurement guidance and, instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty.	January 1, 2023	The adoption of this ASU did not have a material impact on our consolidated financial statements.
ASU 2023-02 Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method	The amendments in this update permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met.	December 15, 2023, including interim periods within the fiscal year	The adoption of this ASU did not have a material impact on our consolidated financial statements.
Standards Not Yet Adopted			
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	The amendments in this update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate).	For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024	We do not expect adoption of this ASU to have a material impact on our consolidated financial statements.

NOTE 2.   SECURITIES AVAILABLE FOR SALE

The following is a summary of securities available for sale:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2023				
Debt securities:				
Obligations of US Government-sponsored enterprises	$ 2,021	$ —	$ (29)	$ 1,992
Mortgage-backed securities and collateralized mortgage obligations:				
US Government-sponsored enterprises	223,602	12	(30,332)	193,282
US Government agency	85,005	145	(10,937)	74,213
Private label	60,888	18	(1,855)	59,051
Obligations of states and political subdivisions thereof	119,857	4,515	(14,204)	110,168
Corporate bonds	105,552	19	(9,703)	95,868
Total securities available for sale	$ 596,925	$ 4,709	$ (67,060)	$ 534,574

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
Debt securities:				
Obligations of US Government-sponsored enterprises	$ 2,692	$ 5	$ (37)	$ 2,660
Mortgage-backed securities and collateralized mortgage obligations:				
US Government-sponsored enterprises	249,838	14	(34,825)	215,027
US Government agency	90,318	16	(10,728)	79,606
Private label	64,056	34	(3,936)	60,154
Obligations of states and political subdivisions thereof	121,939	7,149	(21,351)	107,737
Corporate bonds	102,505	33	(8,206)	94,332
Total securities available for sale	$ 631,348	$ 7,251	$ (79,083)	$ 559,516

Credit Quality Information

We monitor the credit quality of available for sale debt securities through credit ratings from various rating agencies and substantial price changes. In an effort to make informed decisions, we utilize credit ratings that express opinions about the credit quality of a security. Securities are triggered for further review in the quarter if the security has significant fluctuations in ratings, drops below investment-grade, or significant pricing changes. For securities without credit ratings, we utilize other financial information indicating the financial health of the underlying municipality, agency, or organization associated with the underlying security.

As of December 31, 2023 and 2022, we carried no allowance on available for sale debt securities in accordance with ASC 326, Measurement of Credit Losses on Financial Instruments.

The amortized cost and estimated fair value of available for sale securities segregated by contractual maturity at December 31, 2023 are presented below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Mortgage-backed securities are shown in total, as their maturities are highly variable.

(in thousands)	Available for sale			
	Amortized Cost		Fair Value	
Within 1 year	$	3,038	$	3,017
Over 1 year to 5 years		50,471		47,138
Over 5 years to 10 years		45,706		44,887
Over 10 years		128,215		112,986
Total bonds and obligations		227,430		208,028
Mortgage-backed securities and collateralized mortgage obligations		369,495		326,546
Total securities available for sale	$	596,925	$	534,574

The following table summarizes proceeds from the sale of AFS securities and realized gains and losses:

(in thousands)	Proceeds from Sale of Securities Available for Sale		Realized Gains		Realized Losses		Net	
2023	$	2,000	$	34	$	—	$	34
2022		7,130		151		(98)		53
2021		92,723		2,933		(63)		2,870

There were no sales of securities in 2023, the $2.0 million represents proceeds from a called security with a $34 thousand realized gain.

Securities with unrealized losses, segregated by the duration of their continuous unrealized loss positions, are summarized as follows:

(in thousands)	Less Than Twelve Months				Over Twelve Months				Total			
	Gross Unrealized Losses		Fair Value		Gross Unrealized Losses		Fair Value		Gross Unrealized Losses		Fair Value	
December 31, 2023												
Debt securities:												
Obligations of US Government-sponsored enterprises	$	1	$	1,084	$	28	$	907	$	29	$	1,991
Mortgage-backed securities and collateralized mortgage obligations:												
US Government-sponsored enterprises		10		3,439		30,322		188,611		30,332		192,050
US Government agency		2		120		10,935		68,891		10,937		69,011
Private label		—		26		1,855		59,007		1,855		59,033
Obligations of states and political subdivisions thereof		26		3,099		14,178		101,036		14,204		104,135
Corporate bonds		156		4,913		9,547		84,950		9,703		89,863
Total securities available for sale	$	195	$	12,681	$	66,865	$	503,402	$	67,060	$	516,083

(in thousands)	Less Than Twelve Months		Over Twelve Months		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2022						
Debt securities:						
Obligations of US Government-sponsored enterprises	$ 32	$ 435	$ 6	$ 790	$ 38	$ 1,225
Mortgage-backed securities and collateralized mortgage obligations:						
US Government-sponsored enterprises	7,005	82,483	27,820	127,745	34,825	210,228
US Government agency	2,870	42,430	7,857	34,198	10,727	76,628
Private label	841	15,694	3,095	44,396	3,936	60,090
Obligations of states and political subdivisions thereof	7,990	48,799	13,361	55,702	21,351	104,501
Corporate bonds	4,733	65,279	3,473	25,027	8,206	90,306
Total securities available for sale	$ 23,471	$ 255,120	$ 55,612	$ 287,858	$ 79,083	$ 542,978

A summary of securities pledged as collateral for certain deposits and borrowing arrangements for the years ended December 31, 2023 and 2022 is as follows:

(in thousands)	December 31, 2023		December 31, 2022	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Securities pledged for deposits	$ 24,347	$ 21,341	$ 26,807	$ 23,430
Securities pledged for repurchase agreements	18,841	16,230	21,001	17,964
Securities pledged for borrowings [1]	113,775	95,318	40,686	33,962
Total securities pledged	$ 156,963	$ 132,889	$ 88,494	$ 75,356

(1) The Bank pledged securities as collateral for certain borrowing arrangements with the Federal Home Loan Bank of Boston and Federal Reserve Bank of Boston.

We expect to recover the amortized cost basis on all securities in our AFS portfolio. Furthermore, we do not intend to sell nor do we anticipate that we will be required to sell any securities in an unrealized loss position as of December 31, 2023, prior to this recovery. Our ability and intent to hold these securities until recovery is supported by our capital and liquidity positions as well as historically low portfolio turnover.

The following summarizes, by investment security type, the impact of securities in an unrealized loss position at December 31, 2023:

Obligations of US Government-sponsored enterprises
8 out of the total 8 securities in our portfolio of AFS obligations of US Government-sponsored enterprises were in unrealized loss positions. Aggregate unrealized losses represented 1.44% of the amortized cost of securities in unrealized loss positions. The US Small Business Administration guarantees the contractual cash flows of all of our obligations of US Government-sponsored enterprises. The securities are investment-grade rated and there were no material underlying credit downgrades during the quarter.

US Government-sponsored enterprises

448 out of the total 493 securities in our portfolio of AFS US Government-sponsored enterprises were in unrealized loss positions. Aggregate unrealized losses represented 13.64% of the amortized cost of securities in unrealized loss positions. The Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation guarantee the contractual cash flows of all of our US Government-sponsored enterprises. The securities are investment grade rated and there were no material underlying credit downgrades during the year.

US Government agency

130 out of the total 151 securities in our portfolio of AFS US Government agency securities were in unrealized loss positions. Aggregate unrealized losses represented 13.68% of the amortized cost of securities in unrealized loss positions. The Government National Mortgage Association guarantees the contractual cash flows of all of our US government agency securities. The securities are rated investment grade and there were no material underlying credit downgrades during the year.

Private label

26 of the total 28 securities in our portfolio of AFS private label mortgage-backed securities were in unrealized loss positions. Aggregate unrealized losses represented 3.05% of the amortized cost of securities in unrealized loss positions. We expect to receive all of the future contractual cash flows related to the amortized cost on these securities.

Obligations of states and political subdivisions thereof

52 of the total 69 securities in our portfolio of AFS municipal bonds and obligations were in unrealized loss positions. Aggregate unrealized losses represented 12.48% of the amortized cost of securities in unrealized loss positions. We continually monitor the municipal bond sector of the market carefully and periodically evaluate the appropriate level of exposure to the market. At this time, we believe the bonds in this portfolio carry minimal risk of default and we are appropriately compensated for that risk. There were no material underlying credit downgrades during the year.

Corporate bonds

30 of the total 35 securities in our portfolio of AFS corporate bonds were in an unrealized loss position. The aggregate unrealized loss represents 9.75% of the amortized cost of securities in unrealized loss positions. We review the financial strength of all of these bonds and have concluded that the amortized cost remains supported by the expected future cash flows of these securities. The most recent review includes all bond issuers and their current credit ratings, financial performance and capitalization.

NOTE 3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

We evaluate risk characteristics of loans based on regulatory call report code with segmentation based on the underlying collateral for certain loan types. The following is a summary of total loans by regulatory call report code segmentation based on underlying collateral for certain loan types:

(in thousands)	December 31, 2023	December 31, 2022
Commercial construction	$ 154,048	$ 117,577
Commercial real estate owner occupied	310,015	244,814
Commercial real estate non-owner occupied	1,144,566	1,146,674
Tax exempt	43,688	42,879
Commercial and industrial	310,883	297,112
Residential real estate	940,334	954,968
Home equity	87,683	90,865
Consumer other	7,832	7,801
Total loans	2,999,049	2,902,690
Allowance for credit losses	28,142	25,860
Net loans	$ 2,970,907	$ 2,876,830

Total unamortized net costs and premiums included in loan totals were as follows:

(in thousands)	December 31, 2023	December 31, 2022
Net unamortized loan origination costs	$ 3,039	$ 3,184
Net unamortized fair value discount on acquired loans	(2,891)	(3,506)
Total	$ 148	$ (322)

We exclude accrued interest receivable from the amortized cost basis of loans disclosed throughout this footnote. As of December 31, 2023 and 2022, accrued interest receivable for loans totaled $11.9 million and $10.7 million, respectively, and is included in the "other assets" line item on the Company's consolidated balance sheets.

Characteristics of each loan portfolio segment are as follows:

Commercial construction - Loans in this segment primarily include raw land, land development and construction of commercial and multifamily residential properties. Collateral values are determined based upon appraisals and evaluations of the completed structure in accordance with established policy guidelines. Maximum loan-to-value ratios at origination are governed by established policy guidelines that are more restrictive than on stabilized commercial real estate transactions. Construction loans are primarily paid by the cash flow generated from the completed structure, such as operating leases, rents, or other operating cash flows from the borrower.

Commercial real estate owner occupied and non-owner occupied - Loans in these segments are primarily owner-occupied or income-producing properties. Loans to Real Estate Investment Trusts and unsecured loans to developers that closely correlate to the inherent risk in commercial real estate markets are also included. Commercial real estate loans are typically written with amortizing payment structures. Collateral values are determined based upon appraisals and evaluations in accordance with established policy guidelines. Maximum loan-to-value ratios at origination are governed by established policy and regulatory guidelines. Commercial real estate loans are primarily paid by the cash flow generated from the real property, such as operating leases, rents, or other operating cash flows from the borrower.

Tax Exempt - Loans in this segment primarily include loans to various state and municipal government entities. Loans made to these borrowers may provide us with tax-exempt income. While governed and underwritten similar to commercial loans they do have unique requirements based on established polices. Almost all state and municipal loans are considered a general obligation of the issuing entity. Given the size of many municipal borrowers, borrowings are normally not rated by major rating agencies.

Commercial and industrial loans - Loans consist of revolving and term loan obligations extended to business and corporate enterprises for the purpose of financing working capital and/or capital investment in this segment. Generally loans are secured by assets of the business such as accounts receivable, inventory, marketable securities, other liquid collateral, equipment and other business assets. Some loans in this category may be unsecured or guaranteed by government agencies such as the U.S. Small Business Administration. Loans are primarily paid by the operating cash flow of the borrower.

Residential real estate - All loans in this segment are collateralized by one-to-four family homes. Residential real estate loans held in the loan portfolio are made to borrowers who demonstrate the ability to make scheduled payments with full consideration to various underwriting factors. Borrower qualifications include favorable credit history combined with supportive income requirements and combined loan-to-value ratios within established policy guidelines.

Home equity - All loans and lines of credit are made to qualified individuals and are secured by senior or junior mortgage liens on owner-occupied one- to four-family homes, condominiums, or vacation homes. The home equity loan has a fixed rate and is billed as equal payments comprised of principal and interest. The home equity line of credit has a variable rate and is billed as interest-only payments during the draw period. At the end of the draw period, the home equity line of credit is billed as a percentage of the principal balance plus all accrued interest. Borrower qualifications include favorable credit history combined with supportive income requirements and combined loan-to-value ratios within established policy guidelines.

Consumer other - Loans in this segment include personal lines of credit and amortizing loans made to qualified individuals for various purposes such as auto loans, recreational equipment, overdraft protection or other consumer loans. Borrower qualifications include favorable credit history combined with supportive income and collateral requirements within established policy guidelines, as applicable.

Allowance for Credit Losses
The Allowance for Credit Losses ("ACL") is comprised of the allowance for loan losses and the allowance for unfunded commitments which is accounted for as a separate liability in other liabilities on our consolidated balance sheet. The level of the ACL represents management's estimate of expected credit losses over the expected life of the loans at the consolidated balance sheet date.

The ACL is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the allowance when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged off. The ACL is comprised of reserves measured on a collective (pool) basis based on a lifetime loss-rate model when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis, generally larger non-accruing commercial loans.

The activity in the allowance for credit losses for the periods ended are as follows:

(in thousands)	At or for the Year Ended December 31, 2023				
	Balance at Beginning of Period	Charge Offs	Recoveries	Provision	Balance at End of Period
Commercial construction	$ 2,579	$ —	$ —	$ 1,682	$ 4,261
Commercial real estate owner occupied	2,189	—	142	532	2,863
Commercial real estate non-owner occupied	9,341	—	—	102	9,443
Tax exempt	93	—	—	26	119
Commercial and industrial	3,493	(664)	149	281	3,259
Residential real estate	7,274	(8)	31	55	7,352
Home equity	811	(12)	6	(38)	767
Consumer other	80	(289)	19	268	78
Total	$ 25,860	$ (973)	$ 347	$ 2,908	$ 28,142

(in thousands)	At or for the Year Ended December 31, 2022				
	Balance at Beginning of Period	Charge Offs	Recoveries	Provision	Balance at End of Period
Commercial construction	$ 2,111	$ —	$ —	$ 468	$ 2,579
Commercial real estate owner occupied	2,751	—	120	(682)	2,189
Commercial real estate non-owner occupied	5,650	—	—	3,691	9,341
Tax exempt	86	—	—	7	93
Commercial and industrial	5,369	(8)	341	(2,209)	3,493
Residential real estate	5,862	(84)	106	1,390	7,274
Home equity	814	(7)	25	(21)	811
Consumer other	75	(267)	12	260	80
Total	$ 22,718	$ (366)	$ 604	$ 2,904	$ 25,860

(in thousands)	At or for the Year Ended December 31, 2021					
	Balance at Beginning of Period	Impact of ASC 326	Charge Offs	Recoveries	Provision	Balance at End of Period
Commercial construction	$ 824	$ 1,196	$ —	$ 18	$ 73	$ 2,111
Commercial real estate owner occupied	1,783	708	(403)	290	373	2,751
Commercial real estate non-owner occupied	7,864	(2,008)	—	4	(210)	5,650
Tax exempt	58	40	—	—	(12)	86
Commercial and industrial	3,137	2,996	(59)	77	(782)	5,369
Residential real estate	5,010	1,732	(77)	159	(962)	5,862
Home equity	285	603	(154)	51	29	814
Consumer other	121	(39)	(205)	9	189	75
Total	$ 19,082	$ 5,228	$ (898)	$ 608	$ (1,302)	$ 22,718

Unfunded Commitments

The allowance for credit losses on unfunded commitments is recognized as a liability (other liabilities on the consolidated balance sheet), with adjustments to the reserve recognized in other non-interest expense in the consolidated statement of operations. The activity in the allowance for credit losses on unfunded commitments for the periods ended was as follows:

(in thousands)	At or for the Years Ended December 31, 2023		2022		2021
Beginning Balance	$	3,910	$ 2,152	$	359
Impact of ASC 326		—	—		1,616
Provision for credit losses		(85)	1,758		177
Ending Balance	$	3,825	$ 3,910	$	2,152

Loan Origination/Risk Management: We have certain lending policies and procedures in place designed to maximize loan income within an acceptable level of risk. Our Board of Directors reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management and the Board of Directors with frequent reports related to loan production, loan quality, and concentration of credit, loan delinquencies, non-performing loans and potential problem loans. We seek to diversify the loan portfolio as a means of managing risk associated with fluctuations in economic conditions.

Credit Quality Indicators: In monitoring the credit quality of the portfolio, management applies a credit quality indicator and uses an internal risk rating system to categorize commercial loans. These credit quality indicators range from one through nine, with a higher number correlating to increasing risk of loss. Consistent with regulatory guidelines, the Company provides for the classification of loans which are considered to be of lesser quality as special mention, substandard, doubtful, or loss (i.e. risk-rated 6, 7, 8 and 9, respectively).

The following are the definitions of our credit quality indicators:

Pass: Loans we consider in the commercial portfolio segments that are not adversely rated, are contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the loan agreement. Management believes there is a low risk of loss related to these loans considered pass-rated.

Special Mention: Loans considered having some potential weaknesses, but are deemed to not carry levels of risk inherent in one of the subsequent categories, are designated as special mention. A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. This might include loans that may require a higher level of supervision or internal reporting because of: (i) declining industry trends; (ii) increasing reliance on secondary sources of repayment; (iii) the poor condition of or lack of control over collateral; or (iv) failure to obtain proper documentation or any other deviations from prudent lending practices. Economic or market conditions which may, in the future, affect the obligor may warrant special mention of the asset. Loans for which an adverse trend in the borrower's operations or an imbalanced position in the balance sheet which has not reached a point where the liquidation is jeopardized may be included in this classification. Special mention loans are not adversely classified and do not expose us to sufficient risks to warrant classification.

Substandard: Loans we consider as substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard loans have a well-defined weakness that jeopardizes liquidation of the debt. Substandard loans include those loans where there is the distinct possibility of some loss of principal, if the deficiencies are not corrected.

Doubtful: Loans we consider as doubtful have all of the weaknesses inherent in those loans that are classified as substandard. These loans have the added characteristic of a well-defined weakness which is inadequately protected by the current sound worth and paying capacity of borrower or of the collateral pledged, if any, and calls into question the collectability of the full balance of the loan. The possibility of loss is high but because of certain important and reasonably specific pending factors, which may work to the advantage and strengthening of the loan, its classification as loss is deferred until its more exact status is determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans. The entire amount of the loan might not be classified as doubtful when collection of a specific portion appears highly probable. Loans are generally not classified doubtful for an extended period of time (i.e., over a year).

Loss: Loans we consider as losses are those considered uncollectible and of such little value that their continuance as an asset is not warranted and the uncollectible amounts are charged-off. This classification does not mean the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this worthless asset even though partial recovery may be affected in the future. Losses are taken in the period in which they are determined to be uncollectible.

The following table presents our loans by year of origination, loan segmentation and risk indicator as of December 31, 2023:

(in thousands)	2023	2022	2021	2020	2019	Prior	Total
Commercial construction							
Risk rating:							
Pass	$ 14,040	$ 99,115	$ 35,978	$ 3,992	$ —	$ 923	$ 154,048
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Total	$ 14,040	$ 99,115	$ 35,978	$ 3,992	$ —	$ 923	$ 154,048
Current period gross write-offs	—	—	—	—	—	—	—
Commercial real estate owner occupied							
Risk rating:							
Pass	$ 57,603	$ 61,015	$ 43,228	$ 20,209	$ 20,462	$ 91,187	$ 293,704
Special mention	160	387	7,488	1,596	—	3,066	12,697
Substandard	—	—	—	—	—	3,497	3,497
Doubtful	—	—	—	—	—	117	117
Total	$ 57,763	$ 61,402	$ 50,716	$ 21,805	$ 20,462	$ 97,867	$ 310,015
Current period gross write-offs	—	—	—	—	—	—	—
Commercial real estate non-owner occupied							
Risk rating:							
Pass	$ 41,270	$ 353,613	$ 199,311	$ 127,231	$ 78,759	$ 238,973	$ 1,039,157
Special mention	7,809	—	14,134	37,249	15,246	17,108	91,546
Substandard	—	—	—	—	—	13,863	13,863
Doubtful	—	—	—	—	—	—	—
Total	$ 49,079	$ 353,613	$ 213,445	$ 164,480	$ 94,005	$ 269,944	$ 1,144,566
Current period gross write-offs	—	—	—	—	—	—	—
Tax exempt							
Risk rating:							
Pass	$ 6,340	$ 8,468	$ 787	$ 208	$ 590	$ 27,295	$ 43,688
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Total	$ 6,340	$ 8,468	$ 787	$ 208	$ 590	$ 27,295	$ 43,688
Current period gross write-offs	—	—	—	—	—	—	—
Commercial and industrial							
Risk rating:							
Pass	$ 80,942	$ 69,402	$ 22,205	$ 38,824	$ 14,739	$ 77,273	$ 303,385
Special mention	364	1,446	—	776	28	3,588	6,202
Substandard	58	94	186	109	95	532	1,074
Doubtful	—	—	—	—	87	135	222
Total	$ 81,364	$ 70,942	$ 22,391	$ 39,709	$ 14,949	$ 81,528	$ 310,883
Current period gross write-offs	—	—	—	—	5	659	664

(in thousands)	2023	2022	2021	2020	2019	Prior	Total
Residential real estate							
Performing	$ 72,395	$ 194,109	$ 165,434	$ 96,016	$ 62,648	$ 345,823	$ 936,425
Nonperforming	—	—	41	—	234	3,634	3,909
Total	$ 72,395	$ 194,109	$ 165,475	$ 96,016	$ 62,882	$ 349,457	$ 940,334
Current period gross write-offs	—	—	—	—	—	8	8
Home equity							
Performing	$ 15,582	$ 15,334	$ 7,873	$ 6,633	$ 4,800	$ 36,652	$ 86,874
Nonperforming	—	—	—	—	—	809	809
Total	$ 15,582	$ 15,334	$ 7,873	$ 6,633	$ 4,800	$ 37,461	$ 87,683
Current period gross write-offs	—	—	—	—	—	12	12
Consumer other							
Performing	$ 4,128	$ 1,787	$ 696	$ 301	$ 51	$ 864	$ 7,827
Nonperforming	—	—	4	1	—	—	5
Total	$ 4,128	$ 1,787	$ 700	$ 302	$ 51	$ 864	$ 7,832
Current period gross write-offs	—	52	18	5	—	214	289
Total Loans	$ 300,691	$ 804,770	$ 497,365	$ 333,145	$ 197,739	$ 865,339	$ 2,999,049

The following table presents our loans by year of origination, loan segmentation and risk indicator as of December 31, 2022:

(in thousands)	2022	2021	2020	2019	2018	Prior	Total
Commercial construction							
Risk rating:							
Pass	$ 49,722	$ 38,837	$ 2,865	$ 1,011	$ 964	$ —	$ 93,399
Special mention	—	—	24,178	—	—	—	24,178
Substandard	—	—	—	—	—	—	—
Total	$ 49,722	$ 38,837	$ 27,043	$ 1,011	$ 964	$ —	$ 117,577
Commercial real estate owner occupied							
Risk rating:							
Pass	$ 22,371	$ 11,290	$ 23,014	$ 31,352	$ 46,398	$ 103,295	$ 237,720
Special mention	—	—	243	666	173	1,870	2,952
Substandard	—	—	—	—	77	3,924	4,001
Doubtful	—	—	—	—	—	141	141
Total	$ 22,371	$ 11,290	$ 23,257	$ 32,018	$ 46,648	$ 109,230	$ 244,814
Commercial real estate non-owner occupied							
Risk rating:							
Pass	$ 370,856	$ 228,414	$ 145,096	$ 88,111	$ 35,213	$ 238,395	$ 1,106,085
Special mention	—	21,390	—	127	911	16,612	39,040
Substandard	—	—	—	—	—	1,404	1,404
Doubtful	—	—	—	—	—	145	145
Total	$ 370,856	$ 249,804	$ 145,096	$ 88,238	$ 36,124	$ 256,556	$ 1,146,674
Tax exempt							
Risk rating:							
Pass	$ 8,686	$ 1,020	$ 252	$ 772	$ 13,231	$ 18,918	$ 42,879
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Total	$ 8,686	$ 1,020	$ 252	$ 772	$ 13,231	$ 18,918	$ 42,879
Commercial and industrial							
Risk rating:							
Pass	$ 83,151	$ 26,948	$ 62,835	$ 27,491	$ 9,511	$ 81,316	$ 291,252
Special mention	1,450	—	53	803	201	619	3,126
Substandard	—	113	111	65	299	2,106	2,694
Doubtful	—	—	—	—	—	40	40
Total	$ 84,601	$ 27,061	$ 62,999	$ 28,359	$ 10,011	$ 84,081	$ 297,112

(in thousands)	2022	2021	2020	2019	2018	Prior	Total
Residential real estate							
Performing	$ 195,320	$ 177,480	$ 111,021	$ 69,170	$ 47,797	$ 349,795	$ 950,583
Nonperforming	—	45	—	49	641	3,650	4,385
Total	$ 195,320	$ 177,525	$ 111,021	$ 69,219	$ 48,438	$ 353,445	$ 954,968
Home equity							
Performing	$ 17,107	$ 10,638	$ 8,139	$ 6,830	$ 6,997	$ 40,191	$ 89,902
Nonperforming	—	—	—	—	—	963	963
Total	$ 17,107	$ 10,638	$ 8,139	$ 6,830	$ 6,997	$ 41,154	$ 90,865
Consumer other							
Performing	$ 4,321	$ 1,341	$ 863	$ 265	$ 64	$ 942	$ 7,796
Nonperforming	—	—	5	—	—	—	5
Total	$ 4,321	$ 1,341	$ 868	$ 265	$ 64	$ 942	$ 7,801
Total Loans	$ 752,984	$ 517,516	$ 378,675	$ 226,712	$ 162,477	$ 864,326	$ 2,902,690

Past Dues

The following is a summary of past due loans for the periods ended:

	December 31, 2023					
(in thousands)	30-59	60-89	90+	Total Past Due	Current	Total Loans
Commercial construction	$ —	$ —	$ —	$ —	$ 154,048	$ 154,048
Commercial real estate owner occupied	—	—	—	—	310,015	310,015
Commercial real estate non-owner occupied	—	—	103	103	1,144,463	1,144,566
Tax exempt	—	—	—	—	43,688	43,688
Commercial and industrial	465	59	330	854	310,029	310,883
Residential real estate	1,520	627	1,999	4,146	936,188	940,334
Home equity	600	—	337	937	86,746	87,683
Consumer other	10	2	—	12	7,820	7,832
Total	$ 2,595	$ 688	$ 2,769	$ 6,052	$ 2,992,997	$ 2,999,049

	December 31, 2022					
(in thousands)	30-59	60-89	90+	Total Past Due	Current	Total Loans
Commercial construction	$ —	$ —	$ —	$ —	$ 117,577	$ 117,577
Commercial real estate owner occupied	385	—	—	385	244,429	244,814
Commercial real estate non-owner occupied	45	145	139	329	1,146,345	1,146,674
Tax exempt	—	—	—	—	42,879	42,879
Commercial and industrial	169	—	9	178	296,934	297,112
Residential real estate	803	348	2,029	3,180	951,788	954,968
Home equity	216	160	246	622	90,243	90,865
Consumer other	41	8	—	49	7,752	7,801
Total	$ 1,659	$ 661	$ 2,423	$ 4,743	$ 2,897,947	$ 2,902,690

Non-Accrual Loans

The following is a summary of non-accrual loans for the periods ended:

(in thousands)	December 31, 2023		
	Nonaccrual	Nonaccrual With No Related Allowance	90+ Days Past Due and Accruing
Commercial construction	$ —	$ —	$ —
Commercial real estate owner occupied	103	44	—
Commercial real estate non-owner occupied	340	224	—
Tax exempt	—	—	—
Commercial and industrial	363	6	—
Residential real estate	3,908	1,131	118
Home equity	809	1	22
Consumer other	5	—	—
Total	$ 5,528	$ 1,406	$ 140

(in thousands)	December 31, 2022		
	Nonaccrual	Nonaccrual With No Related Allowance	90+ Days Past Due and Accruing
Commercial construction	$ —	$ —	$ —
Commercial real estate owner occupied	439	360	—
Commercial real estate non-owner occupied	550	411	—
Tax exempt	—	—	—
Commercial and industrial	207	145	—
Residential real estate	4,385	1,361	202
Home equity	963	57	14
Consumer other	5	—	—
Total	$ 6,549	$ 2,334	$ 216

Our policy is to reverse previously recorded interest income when a loan is placed on non-accrual, as such, the Company did not record any interest income on its non-accrual for the year ended December 31, 2023 and 2022.

Collateral Dependent Loans

Loans that do not share risk characteristics are evaluated on an individual basis. For loans that are individually evaluated and collateral dependent, financial loans where we have determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and we expect repayment of the financial asset to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date.

The following table presents the amortized cost basis of collateral-dependent loans by loan portfolio segment for the periods ended.

| (in thousands) | December 31, 2023 | | December 31, 2022 | |
	Real Estate	Other	Real Estate	Other
Commercial construction	$ —	$ —	$ —	$ —
Commercial real estate owner occupied	104	—	439	—
Commercial real estate non-owner occupied	340	—	550	—
Tax exempt	—	—	—	—
Commercial and industrial	229	134	91	116
Residential real estate	3,908	—	4,385	—
Home equity	808	—	963	—
Consumer other	5	—	5	—
Total	$ 5,394	$ 134	$ 6,433	$ 116

Loan Modifications to Borrowers Experiencing Financial Difficulty

In January 2023, the Company adopted ASU 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" which eliminated the accounting guidance for TDRs while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. This guidance was applied on a prospective basis. Upon adoption of this guidance, we are no longer required to establish a specific reserve for modifications to borrowers experiencing financial difficulty. Instead, these modifications are included in their respective category and a historical loss rate is applied to the current loan balance to arrive at the quantitative baseline portion of the ACL.

These modifications typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance, or other actions. There were no qualifying modifications for the twelve months ended December 31, 2022.

The following table presents the amortized cost basis of loans that were both experiencing financial difficulty and modified during the twelve months ended December 31, 2023, by class and by type of modification.

(in thousands)	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Combination Interest Rate Reduction and Term Extension	% of Total Class of Loans
Twelve Months Ended December 31, 2023						
Commercial construction	$ —	$ —	$ —	$ —	$ —	— %
Commercial real estate owner occupied	—	—	—	—	—	—
Commercial real estate non-owner occupied	—	—	—	—	—	—
Tax exempt	—	—	—	—	—	—
Commercial and industrial	—	65	184	—	—	0.08
Residential real estate	—	—	—	99	—	0.01
Home equity	—	—	—	—	—	—
Consumer other	—	—	—	—	—	—
Total	$ —	$ 65	$ 184	$ 99	$ —	0.01 %

The following table presents the financial effect of loan modifications made to borrowers experiencing financial difficulty during the twelve months ended December 31, 2023.

(in thousands)	Weighted-Average Months of Payment Delay	Weighted-Average Months of Term Extension	Weighted-Average Interest Rate Reduction
Twelve Months Ended December 31, 2023			
Commercial construction	—	—	— %
Commercial real estate owner occupied	—	—	—
Commercial real estate non-owner occupied	—	—	—
Tax exempt	—	—	—
Commercial and industrial	3.00	13.45	—
Residential real estate	—	—	1.38
Home equity	—	—	—
Consumer other	—	—	—
Total	3.00	13.45	1.38 %

Foreclosure
Residential mortgage loans collateralized by real estate that are in the process of foreclosure as of December 31, 2023 and December 31, 2022 totaled $430 thousand and $253 thousand, respectively.

Loan Concentrations
Loan concentrations in specific industries may occasionally emerge as a result of economic conditions, changes in local demands, natural loan growth and runoff. At December 31, 2023, the largest industry concentration outside of commercial real estate was the hospitality industry which represents 11% or $334.8 million of the Company's total loan portfolio, compared with 12% or $336.4 million at December 31, 2022.

Loans to Related Parties
In the ordinary course of business, the Bank has made loans at prevailing rates and terms to directors, officers and other related parties. In management's opinion, such loans do not present more than the normal risk of collectability or incorporate other unfavorable features, and were made under terms that are consistent with the Bank's lending policies.

Loan to related parties at December 31, 2023 and December 31, 2022 are summarized below:

(in thousands)	2023	2022
Beginning balance	$ 4,763	$ 3,379
Changes in composition[1]	—	112
New loans	—	1,576
Less: repayments	(718)	(304)
Ending balance	$ 4,045	$ 4,763

(1) Adjustments to reflect changes in status of directors and officers for each year presented.

Mortgage Banking

Loans sold
For the years ended December 31, 2023 and 2022, we sold $38.8 million and $38.6 million, respectively, of residential mortgage loans on the secondary market, which resulted in a net gain on sale of loans (net of costs, including direct and indirect origination costs) of $192 thousand and $161 thousand, respectively.

Loans Held for Sale

We had $2.2 million of loans held for sale as of December 31, 2023, there no loans held for sale as of December 31, 2022. Loans held for sale at December 31, 2023 had an unpaid principal balance of $2.1 million, respectively. The interest rate exposure on loans held for sale is mitigated through forward delivery commitments with certain approved secondary market investors. Forward sale commitments had a notional amount of $5.0 million at December 31, 2023, and we had no open forward sale commitments at December 31, 2022. Refer to Note 10 for further discussion of forward delivery commitments.

Servicing Assets

The Bank sells loans in the secondary market and retains the ability to service many of these loans. The Bank earns fees for the servicing provided. At year end 2023 and 2022, the Bank was servicing loans for participants totaling $595.2 million and $616.0 million, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets. The risks inherent in servicing assets relate primarily to changes in prepayments that result from shifts in interest rates. Contractually-specified servicing fees were $1.6 million for the year ended 2023 and 2022, and are included as a component of other income within non-interest income.

Servicing rights activity during 2023 and 2022, included in other assets, was as follows:

(in thousands)	At or for the Twelve Months Ended December 31,	
	2023	2022
Balance at beginning of year	$ 3,383	$ 3,673
Additions	338	421
Amortization	(560)	(711)
Balance at end of year	$ 3,161	$ 3,383

NOTE 4.   PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2023 and December 31, 2022 are summarized as follows:

(in thousands, except years)	2023	2022	Estimated Useful Life
Land	$ 3,882	$ 4,934	N/A
Buildings and improvements	60,168	56,239	5-39 years
Furniture and equipment	17,630	16,225	3-8 years
Premises and equipment, gross	81,680	77,398	
Accumulated depreciation	(33,393)	(29,776)	
Premises and equipment, net	$ 48,287	$ 47,622	

Depreciation expense for the years ended December 31, 2023 and 2022 amounted to $4.2 million, and was $4.6 million for the year ended December 31, 2021.

Premises held for sale for the years ended December 31, 2023, 2022 and 2021 were $1.2 million, $252 thousand and $226 thousand, respectively, and are included in other assets. We measure premises held for sale at the lower of amortized cost or estimated fair value less 6% selling costs. We did not sell any premises held for sale in 2023 or 2022. We sold $579 thousand of premises held for sale in 2021 for a net loss of $291 thousand. There were no impairment charges recognized in 2023 and 2022. There were $157 thousand of impairment charges recognized in 2021 due to the demolition of a building.

NOTE 5.   GOODWILL AND OTHER INTANGIBLES

The activity impacting goodwill in 2023 and 2022 is as follows:

(in thousands)	2023	2022
Balance at beginning of year	$ 119,477	$ 119,477
Acquisition	—	—
Balance at end of year	$ 119,477	$ 119,477

In the fourth quarter of 2023, we completed annual goodwill impairment testing using balance sheet and market data as of September 30, 2023. The analysis was performed at the consolidated Bank level, which is considered the smallest reporting unit carrying goodwill. No goodwill impairment was recognized for the years ended December 31, 2023, 2022 and 2021.

The components of other intangible assets in 2023 and 2022 are as follows:

	2023		
(in thousands)	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Core deposit intangible (non-maturity deposits)	$ 9,483	$ (5,686)	$ 3,797
Customer list and other intangibles	2,118	(1,046)	1,072
Total	$ 11,601	$ (6,732)	$ 4,869

	2022		
(in thousands)	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Core deposit intangible (non-maturity deposits)	$ 9,483	$ (4,948)	$ 4,535
Customer list and other intangibles	2,118	(852)	1,266
Total	$ 11,601	$ (5,800)	$ 5,801

Other intangible assets are amortized on a straight-line basis over their estimated lives, which range from five years to 11 years. Amortization expenses related to intangibles totaled $932 thousand in 2023, $932 thousand in 2022 and $940 thousand in 2021.

The estimated aggregate future amortization expense for other intangible assets remaining at year end 2023 is as follows:

(in thousands)	Other Intangible Assets
2024	$ 932
2025	932
2026	932
2027	932
2028	959
and thereafter	182
Total	$ 4,869

NOTE 6.   DEPOSITS

A summary of time deposits at December 31, 2023 and December 31, 2022 are as follows:

(in thousands)	December 31, 2023	December 31, 2022
Time less than $100,000	$ 381,902	$ 157,263
Time $100,000 through $250,000	163,933	118,655
Time $250,000 or more	154,425	47,521
Total	$ 700,260	$ 323,439

At December 31, 2023 and December 31, 2022, the scheduled maturities by year for time deposits are as follows:

(in thousands)	December 31, 2023	December 31, 2022
Within 1 year	$ 670,961	$ 262,338
Over 1 year to 2 years	17,000	37,937
Over 2 years to 3 years	6,932	12,936
Over 3 years to 4 years	3,434	5,410
Over 4 years to 5 years	1,795	4,319
Over 5 years	138	499
Total	$ 700,260	$ 323,439

Included in time deposits are brokered deposits of $219.6 million and $15.1 million at December 31, 2023 and December 31, 2022, respectively. Also included in time deposits are reciprocal deposits of $43.3 million and $27.4 million at December 31, 2023 and December 31, 2022, respectively.

NOTE 7.   BORROWED FUNDS

Borrowed funds at December 31, 2023 and December 31, 2022 are summarized, as follows:

(dollars in thousands)	December 31, 2023		December 31, 2022	
	Carrying Value	Weighted Average Rate	Carrying Value	Weighted Average Rate
Short-term borrowings				
Advances from the FHLB	$ 232,300	5.46 %	$ 318,000	3.84 %
Advances from the FRB BTFP	30,000	4.90	—	—
Other borrowings	8,465	0.13	13,369	0.13
Total short-term borrowings	270,765	2.88	331,369	2.20
Long-term borrowings				
Advances from the FHLB	279	4.39	2,588	0.48
Subordinated borrowings	60,461	6.22	60,289	4.95
Total long-term borrowings	60,740	6.21	62,877	4.76
Total	$ 331,505	3.24 %	$ 394,246	2.45 %

Short-term debt includes FHLB advances with a remaining maturity of less than one year. We also maintain a $1.0 million secured line of credit with the FHLB that bears a daily adjustable rate calculated by the FHLB. There was no outstanding balance on the FHLB line of credit for the years ended December 31, 2023 and 2022.

We also have capacity to borrow funds on a secured basis utilizing the Federal Reserve Discount Window and the Bank Term Funding Program ("BTFP"). As of December 31, 2023, our available secured line of credit at the FRB was $156.6 million versus $90.4 million in 2022. The BTFP enables depository institutions to pledge eligible investment securities to the Federal Reserve with borrowing capacity based upon the par value of the collateral.

During the fourth quarter of 2023, we entered into the Bank Term Funding Program for $30 million at a fixed rate of 4.85% for a period of one year. The BTFP allows us to manage borrowing costs while obtaining favorable prepayment terms, as we may prepay at any time without penalty. There were no borrowings with the FRB at December 31, 2022.

We maintain an unused unsecured federal funds line of credit with a correspondent bank that has an aggregate overnight borrowing capacity of $50 million as of December 31, 2023 and December 31, 2022. There was no outstanding balance on the line of credit as of December 31, 2023 and December 31, 2022.

Long-term FHLB advances consist of advances with a remaining maturity of more than one year. The advances outstanding at December 31, 2023 include $279 thousand and $288 thousand in 2022 of amortizing advances. There were no callable advances in 2023 and 2022. All FHLB borrowings, including the line of credit, are secured by a blanket security agreement on certain qualified collateral, principally residential first mortgage loans and certain securities.

A summary of maturities of FHLB advances as of December 31, 2023 is as follows:

(in thousands, except rates)		Amount	Weighted Average Rate
2024	$	232,300	5.46 %
2025		—	—
2026		—	—
2027		—	—
2028		—	—
Thereafter		279	4.39
Total FHLB advances	$	232,579	5.46 %

We executed a Subordinated Note Purchase Agreement with an aggregate of $40.0 million of subordinated notes (the "Notes") to accredited investors on November 26, 2019. The Notes have a maturity date of December 1, 2029 and bear a fixed interest rate of 4.63% through December 1, 2024 payable semi-annually in arrears. From December 1, 2024 and thereafter the interest rate shall be reset quarterly to an interest rate per annum equal to the then current three-month Secured Overnight Financing Rate ("SOFR") plus 3.27%. We have the option beginning with the interest payment date of December 1, 2024, and on any scheduled payment date thereafter, to redeem the Notes, in whole or in part upon prior approval of the Federal Reserve. The transaction included debt issuance costs of $158 thousand and $331 thousand net of amortization as of December 31, 2023 and 2022 respectively, which are netted against the subordinated debt.

We also have $20.6 million in floating Junior Subordinated Deferrable Interest Debentures ("Debentures") issued by NHTB Capital Trust II ("Trust II") and NHTB Capital Trust III ("Trust III"), which are both Connecticut statutory trusts. The Debentures were issued on March 30, 2004, carry a variable interest rate of three-month SOFR plus 2.79%, and mature in 2034. The debt is callable by the Company at the time when any interest payment is made. Trust II and Trust III are considered variable interest entities for which we are not the primary beneficiary. Accordingly, Trust II and Trust III are not consolidated into our financial statements.

Repurchase Agreements

We can raise additional liquidity by entering into repurchase agreements at our discretion. In a security repurchase agreement transaction, we will generally sell a security, agreeing to repurchase either the same or substantially identical security on a specified later date, at a greater price than the original sales price. The difference between the sale price and purchase price is the cost of the proceeds, which is recorded as interest expense on the consolidated statements of income. The securities underlying the agreements are delivered to counterparties as security for the repurchase obligations. Since the securities are treated as collateral and the agreement does not qualify for a full transfer of effective control, the transactions do not meet the criteria to be classified as sales, and are therefore considered secured borrowing transactions for accounting purposes. Payments on such borrowings are interest only until the scheduled repurchase date. In a repurchase agreement, we are subject to the risk that the purchaser may default at maturity and not return the securities underlying the agreements. In order to minimize this potential risk, we either deal with established firms when entering into these transactions or with customers whose agreements stipulate that the securities underlying the agreement are not delivered to the customer and instead are held in segregated safekeeping accounts by our safekeeping agents.

Our repurchase agreements accounted for as secured borrowings, as of December 31, 2023 and December 31, 2022 are as follows:

(in thousands)	December 31, 2023	December 31, 2022
Customer Repurchase Agreements		
US Government-sponsored enterprises	$ 8,465	$ 13,369
Total	$ 8,465	$ 13,369

NOTE 8.   EMPLOYEE BENEFIT PLANS

Pension Plans

We maintain a legacy, employer-sponsored defined benefit pension plan (the "Plan") for which participation and benefit accruals were frozen on January 13, 2017. Accordingly, no employees are permitted to commence participation in the Plan and future salary increases and years of credited service are not considered when computing an employee's benefits under the Plan. As of December 31, 2023, all minimum Employee Retirement Income Security Act ("ERISA") funding requirements have been met.

The following tables set forth information about the plan for the year ended December 31, 2023 and 2022:

(in thousands)	2023	2022
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 6,245	$ 8,601
Interest cost	318	236
Actuarial Gain/(loss)	119	(2,114)
Benefits paid	(317)	(326)
Settlements	—	(152)
Projected benefit obligation at end of year	6,365	6,245
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	9,044	12,422
Expected return on plan assets	622	(2,900)
Benefits paid	(317)	(326)
Settlements	—	(152)
Fair value of plan assets at end of year	9,349	9,044
Overfunded status	$ (2,984)	$ (2,799)
Amounts recognized in consolidated balance sheet:		
Other assets	$ 2,984	$ 2,799

Net periodic pension cost/(benefit) is comprised of the following for the years ended December 31, 2023 and 2022:

(in thousands)	2023	2022
Interest cost	$ 318	$ 236
Expected return on plan assets	(355)	(612)
Unrecognized loss	53	—
Net periodic pension benefit	$ 16	$ (376)

Amounts recognized in other comprehensive income for the years ended December 31, 2023 and 2022 included:

(in thousands)	2023	2022
Net actuarial loss (gain)	$ (148)	$ 1,391
Recognized loss	(53)	—
Net period pension benefit (credit)	16	(376)
Total recognized in other comprehensive income	$ (185)	$ 1,015

Change in plan assets and benefit obligations recognized in accumulated other comprehensive income as of December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022
Net actuarial (gain) loss	$ (148)	$ 1,391
Recognized loss	(53)	—
Prior service cost	—	—
Amounts Recognized in accumulated other comprehensive (gain) loss (pre-tax)	$ (201)	$ 1,391

The after tax components of accumulated other comprehensive loss, which have not yet been recognized in net periodic pension cost, related to the Plan are a net loss of $1.2 million. We expect to make no cash contributions to the pension trust during the 2024 fiscal year. The amount expected to be amortized from accumulated other comprehensive loss into net periodic pension cost over the next fiscal year is zero.

The principal actuarial assumptions used at December 31, 2023 and 2022 were as follows:

	2023	2022
Projected benefit obligation		
Discount rate	5.00 %	5.23 %
Net periodic pension cost		
Discount rate	5.23 %	2.80 %
Long-term rate of return on plan assets	4.00	5.00

The discount rate that is used in the measurement of the pension obligation is determined by comparing the expected future retirement payment cash flows of the plan to the Citigroup Above Median Double-A Curve as of the measurement date. The expected long-term rate of return on Plan assets reflects expectations of future returns as applied to the plan's target allocation of asset classes. In estimating that rate, appropriate consideration was given to historical returns earned by equities and fixed income securities.

Our overall investment strategy with respect to the Plan's assets is to maintain assets at a level that will sufficiently cover future beneficiary obligations while achieving long term growth in assets. The Plan's targeted asset allocation is 20% equity securities and 80% fixed-income securities primarily consisting of long-term products.

The fair values for investment securities are determined by quoted prices in active markets, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

The fair value of the Plan's assets by category and level within fair value hierarchy are as follows at December 31, 2023 and 2022:

| (in thousands) | | 2023 | | | | | |
		Total		Level 1		Level 2	
Equity mutual funds:							
Large-cap	$	680	$	680	$		—
Mid-cap		195		195			—
Small-cap		199		199			—
International		391		391			—
Fixed income funds:							
Fixed-income - core plus		—		—			—
Intermediate duration		—		—			—
Long duration		6,698		6,698			—
Common stock		663		663			—
Common/collective trusts - large-cap		180		—			180
Cash equivalents - money market		343		343			—
Total	$	9,349	$	9,169	$		180

| (in thousands) | | 2022 | | | | | |
		Total		Level 1		Level 2	
Equity mutual funds:							
Large-cap	$	660	$	660	$		—
Mid-cap		210		210			—
Small-cap		214		214			—
International		420		420			—
Fixed income funds:							
Long duration		6,294		6,294			—
Common stock		724		724			—
Common/collective trusts - large-cap		206		—			206
Cash equivalents - money market		316		316			—
Total	$	9,044	$	8,838	$		206

The Plan did not hold any assets classified as Level 3, and there were no transfers between levels during 2023 and 2022.

Estimated benefit payments under our pension plan over the next 10 years at December 31, 2023 are as follows:

(in thousands)		Payments
2024	$	342
2025		337
2026		402
2027		404
2028		423
2029-2033		2,233
Total	$	4,141

Non-qualified Supplemental Executive Retirement Plan

We have non-qualified supplemental executive retirement agreements with certain retired officers. The agreements provide supplemental retirement benefits payable in installments over a period of years upon retirement or death. This agreement provides a stream of future payments in accordance with individually defined vesting schedules upon retirement, termination, or in the event that the participating executive leaves the Company following a change of control event.

The following table sets forth changes in benefit obligation, changes in plan assets, and the funded status of the plan as of and for the years ended December 31, 2023 and December 31, 2022:

(in thousands)	2023	2022
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 2,093	$ 2,606
Service cost	—	—
Interest cost	97	54
Actuarial (gain) loss	(5)	(307)
Benefits paid	(260)	(260)
Projected benefit obligation at end of year	$ 1,925	$ 2,093
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Expected return on plan assets	—	—
Contributions by employer	260	260
Benefits paid	(260)	(260)
Fair value of plan assets at end of year	$ —	$ —
Underfunded status	$ 1,925	$ 2,093
Amounts recognized in consolidated balance sheet		
Other liabilities	$ 1,925	$ 2,093

Net periodic benefit cost is comprised of the following for the years ended December 31, 2023 and 2022:

(in thousands)	2023	2022
Interest cost	$ 97	$ 54
Expected return on plan assets	—	—
Amortization of unrecognized actuarial loss	7	37
Net periodic benefit cost	$ 104	$ 91

Amounts recognized in other comprehensive income for the years ended December 31, 2023 and 2022 included:

(in thousands)	2023	2022
Net actuarial loss (gain)	$ 100	$ (382)
Amortization of unrecognized actuarial loss	(7)	(37)
Total recognized in other comprehensive loss (gain)	$ 93	$ (419)

Change in plan assets and benefit obligations recognized in accumulated other comprehensive income in 2023 and 2022 are as follows:

(in thousands)	2023	2022
Accumulated other comprehensive loss at beginning of the year (pre-tax)	180	599
Actuarial loss (gain)	100	(382)
Amortization of actuarial loss	(7)	(37)
Accumulated other comprehensive loss at end of year (pre-tax)	$ 273	$ 180

The after tax components of accumulated other comprehensive loss, which have not yet been recognized in net periodic benefit cost, related to the non-qualified supplemental executive retirement agreements are a net loss of $204 thousand. The amount expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $10 thousand.

The principal actuarial assumptions used at December 31, 2023 and December 31, 2022 were as follows:

	2023	2022
Discount rate beginning of year	4.92 %	2.12 %
Discount rate end of year	4.72	4.92

The discount rate used in the measurement of the non-qualified supplemental executive retirement plan obligation is determined by comparing the expected future retirement payment cash flows to the Citigroup Above Median Double- A Curve as of the measurement date.

We expect to contribute the following amounts to fund benefit payments under the supplemental executive retirement plans:

(in thousands)	Payments
2024	$ 260
2025	231
2026	221
2027	221
2028	221
2029-2033	1,104
Total	$ 2,258

401(k) Plan

We maintain a Section 401(k) savings plan for substantially all of its employees. Employees are eligible to participate in the 401(k) Plan on the first day of any quarter following their date of hire and attainment of age 21½ . Under the plan, we make a matching contribution of a portion of the amount contributed by each participating employee, up to a percentage of the employee's annual salary. The plan allows for supplementary profit sharing contributions by Bar Harbor, at its discretion, for the benefit of participating employees. The total expense for this plan in 2023, 2022, and 2021 was $1.2 million.

Other Plans

As a result of the acquisition of a business combination in 2017, we assumed salary continuation agreements for supplemental retirement income with certain prior executives and senior officers along with an executive indexed supplemental retirement plan for one prior executive. The total liability for these agreements included in other liabilities was $6.3 million at December 31, 2023 and $6.5 million at December 31, 2022. Expense recorded in 2023 was $255 thousand compared to Income recorded in 2022 was $1.2 million. We recorded income in 2021 under these agreements of $312 thousand.

We also assumed split-dollar life insurance agreements from the 2017 business combination with an accrued liability of $709 thousand at December 31, 2023 and $679 thousand at December 31, 2022. We recorded expense for the split-dollar life insurance agreements of $30 thousand in 2023 and income of $197 thousand in 2022. We recorded expense of $22 thousand in 2021.

NOTE 9.   INCOME TAXES

The following table summarizes the current and deferred components of income tax expense (benefit) for each of the years ended December 31, 2023, 2022 and 2021:

(in thousands)	2023	2022	2021
Current:			
Federal tax expense	$ 10,704	$ 10,444	$ 7,796
State tax expense	2,247	1,551	1,106
Total current tax expense	12,951	11,995	8,902
Deferred tax (benefit) expense	(686)	(707)	427
Total income tax expense	$ 12,265	$ 11,288	$ 9,329

The following table reconciles the expected federal income tax expense (computed by applying the federal statutory tax rate of 21%) to recorded income tax expense for the years ended December 31, 2023, 2022 and 2021:

(in thousands, except ratios)	2023 Amount	Rate	2022 Amount	Rate	2021 Amount	Rate
Statutory tax rate	$ 11,995	21.00%	$ 11,517	21.00%	$ 10,210	21.00%
Increase (decrease) resulting from:						
State taxes, net of federal benefit	1,539	2.69	1,477	2.69	1,280	2.63
Tax exempt interest	(1,042)	(1.82)	(1,003)	(1.83)	(1,240)	(2.55)
Federal tax credits	(471)	(0.82)	(241)	(0.44)	(582)	(1.20)
Officers' life insurance	(578)	(1.01)	(498)	(0.91)	(466)	(0.96)
Gain on disposal of low income housing tax credit investments	—	—	—	—	—	—
Stock-based compensation plans	17	0.03	(16)	(0.03)	(73)	(0.15)
Other	805	1.40	52	0.10	200	0.42
Effective tax rate	$ 12,265	21.47%	$ 11,288	20.58%	$ 9,329	19.19%

The net deferred tax asset was $23.0 million at December 31, 2023 and $24.4 million at December 31, 2022.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022 are summarized below:

(in thousands)	2023 Assets	2023 Liabilities	2022 Assets	2022 Liabilities
Allowance for credit losses	$ 6,593	$ —	$ 5,964	$ —
Deferred compensation	3,678	—	3,812	—
Unrealized gain or loss on securities available for sale	14,702	—	16,586	—
Unrealized gain or loss on derivatives	312	—	539	—
Depreciation	—	1,101	—	1,723
Deferred loan origination fees, net	—	129	129	—
Non-accrual interest	632	—	600	—
Branch acquisition costs and goodwill	—	1,987	—	1,644
Core deposit intangible	—	689	—	806
Acquisition fair value adjustments	232	—	213	—
Prepaid expenses	—	297	—	271
Mortgage servicing rights	—	741	—	780
Equity compensation	1,016	—	736	—
Prepaid pension	—	669	—	616
Contract incentives	564	—	766	—
Right of use asset	—	1,611	—	1,863
Lease liability	1,716	—	1,961	—
Other	758	—	840	—
Total	$ 30,203	$ 7,224	$ 32,146	$ 7,703

We have determined that a valuation allowance is not required for its net deferred tax asset since it is more likely than not that this asset is realizable principally through future taxable income and future reversal of existing temporary differences.

GAAP requires the measurement of unrecorded tax benefits related to uncertain tax positions. An unrecorded tax benefit is the difference between the tax benefit of a position taken, or expected to be taken, on a tax return and the benefit recorded for accounting purposes. At December 31, 2023 and 2022, we had no unrecorded tax benefits and do not expect our position to significantly change within the next 12 months.

We are subject to income tax in the U.S. federal jurisdiction and also in the states of Maine, New Hampshire and Massachusetts. We are no longer subject to examination by taxing authorities for years before 2020.

NOTE 10.   DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

We use derivative instruments to minimize fluctuations in earnings and cash flows caused by interest rate volatility. Our interest rate risk management strategy involves modifying the re-pricing characteristics of certain assets or liabilities so the changes in interest rates do not have a significant effect on net interest income. Thus, all of our derivative contracts are considered to be interest rate contracts.

We recognize our derivative instruments on the consolidated balance sheet at fair value. On the date the derivative instrument is entered into, we designate whether the derivative is part of a hedging relationship (i.e., cash flow or fair value hedge). We formally document relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking hedge transactions. We also assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting the changes in cash flows or fair values of hedged items. Changes in fair value of derivative instruments that are highly effective and qualify as cash flow hedges are recorded in other comprehensive income or loss.

We offer derivative products in the form of interest rate swaps, to commercial loan customers to facilitate their risk management strategies. These instruments are executed through Master Netting Arrangements ("MNA") with financial institution counterparties or Risk Participation Agreements ("RPA") with commercial bank counterparties, for which we assume a pro rata share of the credit exposure associated with a borrower's performance related to the derivative contract with the counterparty.

Information about derivative assets and liabilities at December 31, 2023 and December 31, 2022, follows:

| | December 31, 2023 | | | |
	Notional Amount (in thousands)	Weighted Average Maturity (in years)	Fair Value Asset (Liability) (in thousands)	Location Fair Value Asset (Liability)
Cash flow hedges:				
Interest rate swap on wholesale funding	$ 75,000	1.0	$ 2,803	Other assets
Interest rate swap on variable rate loans	50,000	2.2	(3,459)	Other liabilities
Total cash flow hedges	125,000		(656)	
Fair value hedges:				
Interest rate swap on securities	37,190	5.6	3,844	Other assets
Total fair value hedges	37,190		3,844	
Economic hedges:				
Forward sale commitments	5,000	—	(20)	Other liabilities
Customer Loan Swaps-MNA Counterparty	184,826	5.0	(14,842)	Other liabilities
Customer Loan Swaps-RPA Counterparty	142,199	4.9	(286)	Other liabilities
Customer Loan Swaps-Customer	327,025	4.9	15,128	Other assets
Total economic hedges	659,050		(20)	
Non-hedging derivatives:				
Interest rate lock commitments	3,153	0.1	63	Other assets
Total non-hedging derivatives	3,153		63	
Total	$ 824,393		$ 3,231	

	December 31, 2022			
	Notional Amount (in thousands)	**Weighted Average Maturity (in years)**	**Fair Value Asset (Liability) (in thousands)**	**Location Fair Value Asset (Liability)**
Cash flow hedges:				
Interest rate swap on wholesale funding	$ 75,000	2.0	$ 4,978	Other assets
Interest rate swap on variable rate loans	50,000	3.2	(4,941)	Other liabilities
Total cash flow hedges	125,000		37	
Fair value hedges:				
Interest rate swap on securities	37,190	6.6	4,774	Other assets
Total fair value hedges	37,190		4,774	
Economic hedges:				
Forward sale commitments	—	—	—	Other assets
Customer Loan Swaps-MNA Counterparty	191,987	5.8	(20,287)	Other liabilities
Customer Loan Swaps-RPA Counterparty	113,928	6.0	—	Other liabilities
Customer Loan Swaps-Customer	305,914	5.9	20,287	Other assets
Total economic hedges	611,829		—	
Non-hedging derivatives:				
Interest rate lock commitments	—	—	—	Other assets
Total non-hedging derivatives	—		—	
Total	$ 774,019		$ 4,811	

As of December 31, 2023, and 2022, the following amounts were recorded on the balance sheet related to cumulative basis adjustments for fair value hedges:

	Location of Hedged Item on Balance Sheet	**Carrying Amount of Hedged Assets**	**Cumulative Amount of Fair Value Hedging Adjustment in Carrying Amount**
December 31, 2023			
Interest rate swap on securities	Securities available for sale	$ 32,680	$ (4,510)
December 31, 2022			
Interest rate swap on securities	Securities available for sale	$ 30,045	$ (7,145)

Information about derivative assets and liabilities for December 31, 2023 and December 31, 2022, follows:

(in thousands)	Amount of Gain (Loss) Recognized in Other Comprehensive Income	Location of Gain (Loss) Reclassified from Other Comprehensive Income	Amount of Gain (Loss) Reclassified from Other Comprehensive Income	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income
Year Ended December 31, 2023					
Cash flow hedges:					
Interest rate swap on wholesale funding	$ (1,687)	Interest expense	$ —	Interest expense	$ 3,062
Interest rate swap on variable rate loans	1,157	Interest income	—	Interest income	(2,167)
Total cash flow hedges	(530)		—		895
Fair value hedges:					
Interest rate swap on securities	1,314	Interest income	—	Interest income	1,359
Total fair value hedges	1,314		—		1,359
Economic hedges:					
Forward commitments	—	Other income	—	Mortgage banking income	(20)
Total economic hedges	—		—		(20)
Non-hedging derivatives:					
Interest rate lock commitments	—	Other expense	—	Mortgage banking income	(20)
Total non-hedging derivatives	—		—		(20)
Total	$ 784		$ —		$ 2,214

---

(1) As of December 31, 2023, we do not expect any gains or losses from accumulated other comprehensive income into earnings within the next 12 months.

	Year Ended December 31, 2022					
(in thousands)	Amount of Gain (Loss) Recognized in Other Comprehensive Income	Location of Gain (Loss) Reclassified from Other Comprehensive Income	Amount of Gain (Loss) Reclassified from Other Comprehensive Income	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income	
Cash flow hedges:						
Interest rate swap on wholesale funding	$ 3,922	Interest expense	$ —	Interest expense	$	475
Interest rate swap on variable rate loans	(3,218)	Interest income	—	Interest income		(601)
Total cash flow hedges	704		—			(126)
Fair value hedges:						
Interest rate swap on securities	—	Interest income	—	Interest income		140
Total economic hedges	—		—			140
Economic hedges:						
Forward commitments	—	Other income	—	Mortgage banking income		(15)
Total economic hedges	—		—			(15)
Non-hedging derivatives:						
Interest rate lock commitments	—	Other income	—	Mortgage banking income		(283)
Total non-hedging derivatives	—		—			(283)
Total	$ 704		$ —		$	(284)

The effect of cash flow hedging and fair value accounting on the consolidated statements of income for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, 2023 | | | | |
| | Interest and Dividend Income | | Interest Expense | | |
(in thousands)	Loans	Securities and other	Deposits	Borrowings	Non-interest Income
Income and expense line items presented in the consolidated statements of income	$ 149,420	$ 24,762	$ 38,232	$ 18,275	$ 35,829
The effects of cash flow and fair value hedging:					
Gain (loss) on cash flow hedges:					
Interest rate swap on wholesale funding	—	—	—	3,062	—
Interest rate swap on variable rate loans	(2,167)	—	—	—	—
Gain (loss) on fair value hedges:					
Interest rate swap on securities	—	1,359	—	—	—

| | Year Ended December 31, 2022 | | | | |
| | Interest and Dividend Income | | Interest Expense | | |
(in thousands)	Loans	Securities and other	Deposits	Borrowings	Non-interest Income
Income and expense line items presented in the consolidated statements of income	$ 107,797	$ 18,729	$ 7,344	$ 5,501	$ 35,321
The effects of cash flow and fair value hedging:					
Gain (loss) on cash flow hedges:					
Interest rate swap on wholesale funding	—	—	—	475	—
Interest rate swap on variable rate loans	(601)	—	—	—	—
Gain (loss) on fair value hedges:					
Interest rate swap on securities	—	140	—	—	—

Cash flow hedges

Interest rate swaps on wholesale funding

As of December 31, 2023, we have two interest rate swaps on wholesale borrowings (the "Swaps") to limit its exposure to rising interest rates over a five year term on 3-month FHLB borrowings or brokered certificates, or a combination thereof at each maturity date. The first of the two agreements was entered in November 2019 with a $50.0 million notional amount and pays a fixed interest rate of 1.53%. A second agreement was entered in April 2020 with a $25.0 million notional amount and pays a fixed rate of 0.59%. The financial institution counterparty pays us interest on the daily SOFR rate plus 26 basis points. We designated the Swaps as cash flow hedges.

Interest rate swap on variable rate loans

We have an interest rate swap that effectively fixes our interest rate on $50 million at the daily SOFR rate plus 11 basis points of based loan assets at 0.806% plus the credit spread on the loans that reprices on weighted average basis. The instrument is specifically designed to hedge the risk of changes in its cash flows from interest receipts attributable to changes in a contractually specified interest rate, on an amount of our variable rate loan assets equal to $50 million. We designated the swap as a cash flow hedge.

Fair value hedges
For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. We utilize interest rate swaps designated as fair value hedges to mitigate the effect of changing interest rates on the fair values of fixed rate callable securities available-for-sale. The hedging strategy on securities converts the fixed interest rates to SOFR-based variable interest rates. These derivatives are designated as partial term hedges of selected cash flows covering specified periods of time prior to the call dates of the hedged securities. During 2019, we entered into eight swap transactions with a notional amount of $37.2 million designated as fair value hedges. These derivatives are intended to protect against the effects of changing interest rates on the fair values of fixed rate securities. The fixed rates on the transactions have a weighted average of 1.696%.

Economic hedges

Forward sale commitments
We utilize forward sale commitments on residential mortgage loans to hedge interest rate risk and the associated effects on the fair value of interest rate lock commitments and loans originated for sale. The forward sale commitments are accounted for as derivatives. We typically use a combination of best efforts and mandatory delivery contracts. The contracts are loan sale agreements where we commit to deliver a certain principal amount of mortgage loans to an investor at a specified price on or before a specified date. Generally, we enter into contracts just prior to the loan closing with a customer.

Customer loan derivatives
We enter into customer loan derivatives to facilitate the risk management strategies for commercial banking customers. We mitigate this risk by entering into equal and offsetting loan swap agreements with highly rated third-party financial institutions. The loan swap agreements are free standing derivatives and are recorded at fair value in our consolidated balance sheet. We are party to master netting arrangements with our financial institutional counterparties; however, we do not offset assets and liabilities under these arrangements for financial statement presentation purposes.

The master netting arrangements provide for a single net settlement of all loan swap agreements, as well as collateral or cash funds, in the event of default on, or termination of, any one contract. Collateral is provided by cash or securities received or posted by the counterparty with net liability positions, respectively, in accordance with contract thresholds.

The below table describes the potential effect of master netting arrangements on the consolidated balance sheet and the financial collateral pledged for these arrangements:

	Gross Amounts Offset in the Consolidated Balance Sheet			
(in thousands)	Derivative Liabilities	Derivative Assets	Cash Collateral Pledged	Net Amount
As of December 31, 2023				
Customer Loan Derivatives:				
MNA counterparty	$ (14,842)	$ 14,842	$ —	$ —
RPA counterparty	(286)	286	—	—
Total	$ (15,128)	$ 15,128	$ —	$ —

Non-hedging derivatives

Interest rate lock commitments
We enter into interest rate lock commitments ("IRLCs") for residential mortgage loans, which commit us to lend funds to a potential borrower at a specific interest rate and within a specified period of time. IRLCs relate to the origination of residential mortgage loans that are held for sale and are considered derivative financial instruments under applicable accounting guidance. Outstanding IRLCs expose us to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. The IRLCs are free standing derivatives, which are carried at fair value with changes recorded in non-interest income

in our Consolidated Statements of Income. Changes in the fair value of IRLCs subsequent to inception are based on (i) changes in the fair value of the underlying loan resulting from the fulfillment of the commitment and (ii) changes in the probability when the loan will fund within the terms of the commitment, which is affected primarily by changes in interest rates and the passage of time.

NOTE 11.   OTHER COMMITMENTS, CONTINGENCIES, AND OFF-BALANCE SHEET ACTIVITIES

Customer Obligations

We are a party to financial instruments in the normal course of business to meet financing needs of our customers. These financial instruments include commitments to extend credit, unused or unadvanced loan funds, and letters of credit. We use the same lending policies and procedures to make such commitments as we use for other lending products. Customer's creditworthiness is evaluated on a case-by-case basis.

Commitments to originate loans, including unused or unadvanced loan funds, are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require customer payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally become payable upon the failure of the customer to perform according to the terms of the underlying contract with the third party, while commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and a third party. The contractual amount of these letters of credit represents the maximum potential future payments guaranteed by us. Typically these letters of credit expire if unused; therefore the total amounts do not necessarily represent future cash requirements.

The following table summarizes the contractual amounts of commitments and contingent liabilities to customers as of December 31, 2023 and December 31, 2022:

(in thousands)	2023		2022	
Commitments to originate new loans	$	55,163	$	51,371
Unused funds on commercial and other lines of credit		202,516		265,587
Unadvanced funds on home equity lines of credit		118,794		122,295
Unadvanced funds on construction and real estate loans		188,794		247,382
Commercial and standby letters of credit		4,217		4,370
Letters of credit securing municipal deposits		232,500		228,900
Total	$	801,984	$	919,905

Legal Claims

Various legal claims arise from time to time in the normal course of business. As of December 31, 2023, neither the Company nor its subsidiaries were involved in any pending legal proceedings believed by management to be material to our financial condition or results of operations. Periodically, there have been various claims and lawsuits involving the Company, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans, and other issues incident in the normal course of our business. However, neither the Company nor its subsidiaries are a party to any pending legal proceedings that it believes, either individually or in the aggregate, would have a material adverse effect on our financial condition or operations. Additionally, future, probable losses cannot be estimated as of December 31, 2023.

NOTE 12.   SHAREHOLDERS' EQUITY AND EARNINGS PER COMMON SHARE

The actual and required capital ratios at December 31, 2023 and December 31, 2022 were as follows:

| (in thousands, except ratios) | December 31, 2023 | | | |
| | Actual | | Minimum Regulatory Capital Requirements | |
	Amount	Ratio	Amount	Ratio
Company (consolidated)				
Total capital to risk-weighted assets	$ 450,160	14.24 %	$ 252,888	8.00 %
Common equity tier 1 capital to risk-weighted assets	357,574	11.31	142,249	4.50
Tier 1 capital to risk-weighted assets	378,194	11.96	189,666	6.00
Tier 1 capital to average assets (leverage ratio)	378,194	9.70	156,022	4.00
Bank				
Total capital to risk-weighted assets	$ 441,278	13.97 %	$ 252,642	8.00 %
Common equity tier 1 capital to risk-weighted assets	409,312	12.96	142,111	4.50
Tier 1 capital to risk-weighted assets	409,312	12.96	189,482	6.00
Tier 1 capital to average assets (leverage ratio)	409,312	10.50	155,908	4.00

| (in thousands, except ratios) | December 31, 2022 | | | |
| | Actual | | Minimum Regulatory Capital Requirements | |
	Amount	Ratio	Amount	Ratio
Company (consolidated)				
Total capital to risk-weighted assets	$ 416,900	13.50 %	$ 247,041	8.00 %
Common equity tier 1 capital to risk-weighted assets	326,513	10.57	138,960	4.50
Tier 1 capital to risk-weighted assets	347,133	11.24	185,281	6.00
Tier 1 capital to average assets (leverage ratio)	347,133	9.21	150,772	4.00
Bank				
Total capital to risk-weighted assets	$ 410,053	13.29 %	$ 246,812	8.00 %
Common equity tier 1 capital to risk-weighted assets	380,286	12.33	138,832	4.50
Tier 1 capital to risk-weighted assets	380,286	12.33	185,110	6.00
Tier 1 capital to average assets (leverage ratio)	380,286	10.10	150,655	4.00

In order to be classified as "well-capitalized" under the relevant regulatory framework, the Company must, on a consolidated basis, maintain a total risk-based capital ratio of 10.00% or greater and a Tier 1 risk-based capital ratio of 6.00% or greater, and the Bank must maintain a total risk-based capital ratio of 10.00% or greater, a Tier 1 risk-based capital ratio of 8.00% or greater, a common equity Tier 1 capital ratio of 6.50% or greater, and a leverage ratio of 5.00% or greater. At each date shown in the tables above, the Company and the Bank met the conditions to be classified as "well-capitalized" under the relevant regulatory framework.

Accumulated Other Comprehensive Income

Components of accumulated other comprehensive income at December 31, 2023 and December 31, 2022 are as follows:

(in thousands)	December 31, 2023	December 31, 2022
Accumulated other comprehensive loss, before tax:		
Net unrealized loss on AFS securities	$ (62,351)	$ (71,832)
Net unrealized loss on hedging derivatives	(1,322)	(2,333)
Net unrealized loss on post-retirement plans	(1,540)	(1,691)
Income taxes related to items of accumulated other comprehensive loss:		
Net unrealized loss on AFS securities	14,702	16,586
Net unrealized loss on hedging derivatives	312	539
Net unrealized loss on post-retirement plans	337	391
Accumulated other comprehensive loss	$ (49,862)	$ (58,340)

The following table presents the components of other comprehensive income in 2023, 2022 and 2021:

(in thousands)	Before Tax	Tax Effect	Net of Tax
Year Ended December 31, 2023			
Net unrealized gain on AFS securities:			
Net unrealized gain arising during the period	$ 9,515	$ (1,892)	$ 7,623
Less: reclassification adjustment for gains realized in net income	34	(8)	26
Net unrealized gain on AFS securities	9,481	(1,884)	7,597
Net unrealized gain on hedging derivatives:			
Net unrealized gain arising during the period	1,011	(227)	784
Less: reclassification adjustment for gains realized in net income	—	—	—
Net unrealized gain on hedging derivatives	1,011	(227)	784
Net unrealized gain on post-retirement plans:			
Net unrealized gain arising during the period	135	(38)	97
Less: reclassification adjustment for gains realized in net income	—	—	—
Net unrealized gain on post-retirement plans	135	(38)	97
Other comprehensive income	$ 10,627	$ (2,149)	$ 8,478
Year Ended December 31, 2022			
Net unrealized loss on AFS securities:			
Net unrealized loss arising during the period	$ (74,359)	$ 17,169	$ (57,190)
Less: reclassification adjustment for gains realized in net income	53	(12)	41
Net unrealized loss on AFS securities	(74,412)	17,181	(57,231)
Net unrealized loss on hedging derivatives:			
Net unrealized loss arising during the period	(3,463)	799	(2,664)
Less: reclassification adjustment for gains (losses) realized in net income	—	—	—
Net unrealized gain on hedging derivatives	(3,463)	799	(2,664)
Net unrealized loss on post-retirement plans:			
Net unrealized loss arising during the period	(973)	225	(748)
Less: reclassification adjustment for gains (losses) realized in net income	—	—	—
Net unrealized loss on post-retirement plans	(973)	225	(748)
Other comprehensive loss	$ (78,848)	$ 18,205	$ (60,643)

(in thousands)	2021		
	Before Tax	Tax Effect	Net of Tax
Net unrealized loss on AFS securities:			
Net unrealized loss arising during the period	$ (7,619)	$ 1,779	$ (5,840)
Less: reclassification adjustment for gains realized in net income	2,870	(672)	2,198
Net unrealized loss on AFS securities	(10,489)	2,451	(8,038)
Net unrealized gain on hedging derivatives:			
Net unrealized gain arising during the period	3,562	(827)	2,735
Less: reclassification adjustment for gains (losses) realized in net income	—	—	—
Net unrealized gain on cash flow hedging derivatives	3,562	(827)	2,735
Net unrealized loss on post-retirement plans:			
Net unrealized loss arising during the period	1,132	(266)	866
Less: reclassification adjustment for gains (losses) realized in net income	—	—	—
Net unrealized loss on post-retirement plans	1,132	(266)	866
Other comprehensive loss	$ (5,795)	$ 1,358	$ (4,437)

The following table presents the changes in each component of accumulated other comprehensive income/(loss) in 2023, 2022 and 2021:

(in thousands)	Net unrealized gain (loss) on AFS Securities	Net gain (loss) on effective cash flow hedging derivatives	Net unrealized loss on pension plans	Total
Year Ended December 31, 2023				
Balance at beginning of period	$ (55,246)	$ (1,794)	$ (1,300)	$ (58,340)
Other comprehensive gain before reclassifications	7,623	784	97	8,504
Less: amounts reclassified from accumulated other comprehensive income	26	—	—	26
Total other comprehensive income	7,597	784	97	8,478
Balance at end of period	$ (47,649)	$ (1,010)	$ (1,203)	$ (49,862)
Year Ended December 31, 2022				
Balance at beginning of period	$ 1,985	$ 870	$ (552)	$ 2,303
Other comprehensive loss before reclassifications	(57,190)	(2,664)	(748)	(60,602)
Less: amounts reclassified from accumulated other comprehensive income	41	—	—	41
Total other comprehensive loss	(57,231)	(2,664)	(748)	(60,643)
Balance at end of period	$ (55,246)	$ (1,794)	$ (1,300)	$ (58,340)
Year Ended December 31, 2021				
Balance at beginning of period	$ 10,023	$ (1,865)	$ (1,418)	$ 6,740
Other comprehensive loss before reclassifications	(5,840)	2,735	866	(2,239)
Less: amounts reclassified from accumulated other comprehensive income	2,198	—	—	2,198
Total other comprehensive loss	(8,038)	2,735	866	(4,437)
Balance at end of period	$ 1,985	$ 870	$ (552)	$ 2,303

The following tables presents the amounts reclassified out of each component of accumulated other comprehensive income (loss) in 2023, 2022 and 2021:

(in thousands)	2023	2022	2021	Affected Line Item where Net Income is Presented
Net realized gains on AFS securities:				
Before tax	$ 34	$ 53	$ 2,870	Non-interest income
Tax effect	(8)	(12)	(672)	Tax expense
Total reclassifications for the period	$ 26	$ 41	$ 2,198	

Earnings per Share

Earnings per share have been computed based on the following:

(in thousands, except per share and share data)	2023	2022	2021
Net income	$ 44,852	$ 43,557	$ 39,299
Average number of basic common shares outstanding	15,142,188	15,040,162	14,968,973
Plus: dilutive effect of stock options and awards outstanding	53,048	71,799	76,189
Average number of diluted common shares outstanding[1]	15,195,236	15,111,961	15,045,162
Earnings per share:			
Basic	$ 2.96	$ 2.90	$ 2.63
Diluted	$ 2.95	$ 2.88	$ 2.61

(1) Average diluted shares outstanding are computed using the treasury stock method.

NOTE 13. STOCK-BASED COMPENSATION PLANS

We have several stock-based compensation plans that allow for grants of restricted stock, restricted shares, performance share units, performance shares and restricted stock units to our employees and non-employee directors. Our stock-based compensation plans are administered by the Compensation Committee of the Board of Directors. For the years ended December 31, 2023, 2022 and 2021, all common stock issuances in connection with stock-based compensation arrangements were issued from unissued shares. As of December 31, 2023, total shares authorized under the stock-based compensation 2019 plan for employees and directors were 500,000 shares, of which 217,435 shares were available for future grants.

Compensation expense recognized in connection with the stock-based compensation plans are presented in the following table for the years ended December 31, 2023, 2022, and 2021:

(in thousands)	2023		2022		2021	
Stock options	$	—	$	—	$	—
Restricted stock awards		868		578		357
Performance stock units		857		181		317
Restricted stock units		800		1,098		1,391
Total compensation expense	$	2,525	$	1,857	$	2,065

Tax benefits recognized from stock-based compensation plans for the years ended December 31, 2023, 2022, and 2021 are, as follows:

(in thousands)	2023		2022		2021	
Stock options[1]	$	17	$	22	$	77
Restricted stock awards		201		136		84
Performance stock units		204		43		79
Restricted stock units		193		274		344
Total tax benefit	$	615	$	475	$	584

[1] We do not receive a tax benefit on this plan until disqualifying dispositions are made.

Stock Options

A summary of stock options as of December 31, 2023 and 2022, and changes during the year then ended is presented below:

Stock Options	Number of Stock Options Outstanding	Weighted Average Exercise Price		Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2023	47,327	$	21.47	
Granted	—		—	
Exercised	(8,166)		20.64	
Forfeited	—		—	
Expired	(3,323)		16.99	
Outstanding at December 31, 2023	35,838	$	22.08	$ 261
Ending vested and expected to vest December 31, 2023	35,838	$	22.08	$ 261
Exercisable at December 31, 2023	35,838		22.08	261

103

Stock Options	Number of Stock Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 1, 2022	57,964	$ 20.89	
Granted	—	—	
Exercised	(10,637)	18.29	
Forfeited	—	—	
Expired	—	—	
Outstanding at December 31, 2022	47,327	$ 21.47	$ 500
Ending vested and expected to vest December 31, 2022	47,327	$ 21.47	$ 500
Exercisable at December 31, 2022	47,327	21.47	500

All outstanding options were fully vested with no unrecognized compensation cost as of December 31, 2021. The intrinsic value of the options exercised for the years ended December 31, 2023, 2022, and 2021, was approximately $74 thousand, $94 thousand and $331 thousand, respectively. The weighted average remaining contractual term of outstanding options is approximately 1.6 years.

Restricted Stock Awards

Restricted stock awards ("RSAs") are granted to certain directors and executive officers and vest immediately. A summary of RSAs as of December 31, 2023 and 2022, and changes during the year then ended is presented below:

Restricted Stock Awards	Number of Restricted Stock Awards Outstanding	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2023	24,824	$ 28.49
Awarded	39,585	29.16
Vested	(23,235)	27.36
Forfeited	—	—
Outstanding at December 31, 2023	41,174	$ 29.78

Restricted Stock Awards	Number of Restricted Stock Awards Outstanding	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2022	—	$ —
Awarded	39,267	29.21
Vested	(14,443)	30.46
Forfeited	—	—
Outstanding at December 31, 2022	24,824	$ 28.49

Unrecognized expense for non-vested RSAs totaled $370 thousand as of December 31, 2023, which is expected to be recognized over the weighted average remaining contractual maturity term of 3.0 years.

Performance Stock Units

We have a long-term incentive plan where performance unit awards ("PSUs") are granted to certain executive officers providing the opportunity to earn shares of common stock of the Company based on our performance compared to peers. Participants in the plan were collectively granted PSUs ranging from zero to 43,247 in 2023 and from zero to 43,800 in 2022. The PSUs granted will vest only if the performance measures are achieved over a three year performance period. Failure to achieve the performance measures will result in all or a portion of shares being forfeited. On the grant dates in 2023 and 2022, PSUs had a weighted average fair value per share of $30.64 and $28.49, respectively. Expense is recognized over the performance period and is adjusted for changes in probability of the Company achieving profitability metrics.

The following table summarizes PSUs at target as of December 31, 2023 and 2022:

Performance Stock Units	Number of Performance Stock Units Outstanding		Weighted Average Grant Date Fair Value
Nonvested at January 1, 2023	78,435	$	25.70
Awarded	28,831		30.64
Vested and exercised	(15,601)		25.29
Forfeited	(6,750)		25.30
Nonvested at December 31, 2023	84,915	$	27.53

Performance Stock Units	Number of Performance Stock Units Outstanding		Weighted Average Grant Date Fair Value
Nonvested at January 1, 2022	70,465	$	23.88
Awarded	29,200		28.49
Vested and exercised	—		—
Forfeited	(21,230)		23.35
Nonvested at December 31, 2022	78,435	$	25.70

Unrecognized expense for non-vested PSUs totaled $1.3 million as of December 31, 2023, which is expected to be recognized over the weighted average remaining contractual maturity term of 2.8 years. PSUs do not carry an exercise price and therefore have no intrinsic value as of December 31, 2023.

Restricted Stock Units

During 2023 and 2022, restricted stock units ("RSUs") were granted to certain executive officers and senior vice presidents. Awards to executives vest annually over 3 years while awards to senior vice presidents cliff vest at the end of three years. The RSUs granted were valued at $29.36 for 2023 and between $28.49 and $29.34 for 2022 the fair value at the date of grant and are expensed over three years.

The following table summarizes RSUs activity in 2023 and 2022:

	Number of Restricted Stock Units Outstanding		Weighted Average Grant Date Fair Value
Outstanding at January 1, 2023	115,816	$	25.25
Granted	36,354		26.12
Vested and exercised	(43,341)		21.77
Forfeited	(6,134)		25.84
Outstanding at December 31, 2023	102,695	$	27.07

	Number of Restricted Stock Units Outstanding		Weighted Average Grant Date Fair Value
Outstanding at January 1, 2022	133,617	$	23.48
Granted	36,468		28.51
Vested and exercised	(43,059)		22.88
Forfeited	(11,210)		23.46
Outstanding at December 31, 2022	115,816	$	25.25

RSUs include cash-based restricted stock units ("CRSUs"), total CRSUs vested and exercised during 2023 and 2022 were 29,043 and 24,232 shares, respectively. Unrecognized expense for non-vested RSUs totaled $1.5 million as of December 31, 2023, which is expected to be recognized over the weighted average remaining contractual maturity term of 3.0 years.

Employee Stock Purchase Plan

We maintain an employee stock purchase plan ("ESPP") under which employees, through payroll deductions, are able to purchase shares of Company's common stock. The purchase price is 92% of the lower of the market price on the first or last day of the offering period. The maximum number of shares issuable during any offering period is 200,000 shares; however, as of December 31, 2023, December 31, 2022 and December 31, 2021, there were 177,415, 179,079 and 167,502 shares available for issuance under the ESPP, respectively. Participants may not purchase more than 400 shares during any offering period and, in any event, no more than $25 thousand worth of common stock in any calendar year. The ESPP has been determined to be non-compensatory in nature. As a result, we expect that expenses related to the ESPP will not be material. During the years ended December 31, 2023, 2022 and 2021, there were 22,585, 20,921 and 19,481 shares of common stock issued under the ESPP, respectively.

NOTE 14.   FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2022, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value.

	December 31, 2023			
(in thousands)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Available for sale securities:				
Obligations of US Government-sponsored enterprises	$ —	$ 1,992	$ —	$ 1,992
Mortgage-backed securities:				
US Government-sponsored enterprises	—	193,282	—	193,282
US Government agency	—	74,213	—	74,213
Private label	—	59,051	—	59,051
Obligations of states and political subdivisions thereof	—	110,168	—	110,168
Corporate bonds	—	95,868	—	95,868
Loans held for sale	—	2,189	—	2,189
Derivative assets	—	21,775	63	21,838
Derivative liabilities	—	(18,587)	(20)	(18,607)

	December 31, 2022			
(in thousands)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Available for sale securities:				
Obligations of US Government-sponsored enterprises	$ —	$ 2,660	$ —	$ 2,660
Mortgage-backed securities:				
US Government-sponsored enterprises	—	215,027	—	215,027
US Government agency	—	79,606	—	79,606
Private label	—	60,154	—	60,154
Obligations of states and political subdivisions thereof	—	107,737	—	107,737
Corporate bonds	—	94,332	—	94,332
Loans held for sale	—	—	—	—
Derivative assets	—	30,039	—	30,039
Derivative liabilities	—	(25,228)	—	(25,228)

Securities Available for Sale: All securities and major categories of securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, we obtain fair value measurements from independent pricing providers. The fair value measurements used by the pricing providers consider observable data that may include dealer quotes, market maker quotes and live trading systems. If quoted prices are not readily available, fair values are determined using matrix pricing models, or other model-based valuation techniques requiring observable inputs other than quoted prices such as market pricing spreads, credit information, callable features, cash flows, the US Treasury yield curve, trade execution data, market consensus prepayment speeds, default rates, and the securities' terms and conditions, among other things.

Loans Held for Sale: The valuation of our loans held for sale are determined on an individual basis using quoted secondary market prices and are classified as Level 2 measurements.

Derivative Assets and Liabilities

Cash Flow Hedges. The valuation of our cash flow hedges are obtained from a third party. The pricing analysis is based on observable inputs for the contractual terms of the derivatives, including the period to maturity and interest rate curves. The inputs used to value the cash flow hedges are all classified as Level 2 measurements.

Interest Rate Lock Commitments. We enter into IRLCs for residential mortgage loans, which commit us to lend funds to potential borrowers at a specific interest rate and within a specified period of time. The estimated fair value of commitments to originate residential mortgage loans for sale is based on quoted prices for similar loans in active markets. However, this value is adjusted by a factor which considers the likelihood of a loan in a lock position will ultimately close. The closing ratio is derived from internal data and is adjusted using significant management judgment. As such, IRLCs are classified as Level 3 measurements.

Forward Sale Commitments. We utilize forward sale commitments as economic hedges against potential changes in the values of the IRLCs and loans originated for sale. The fair values of mandatory delivery loan sale commitments are determined similarly to the IRLCs using quoted prices in the marketplace that are observable. However, closing ratios included in the calculation are internally generated and are based on management's judgment and prior experience, which are not considered observable factors. As such, mandatory delivery forward commitments are classified as Level 3 measurements.

Customer Loan Derivatives. The valuation of our customer loan derivatives is obtained from a third-party pricing service and is determined using a discounted cash flow analysis on the expected cash flows of each derivative. The pricing analysis is based on observable inputs for the contractual terms of the derivatives, including the period to maturity and interest rate curves. We incorporate credit valuation adjustments to appropriately reflect our nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of the derivative contracts for the effect of nonperformance risk, we have considered the impact of master netting arrangements and any applicable credit enhancements, such as collateral postings.

Although we have determined that the majority of the inputs used to value customer loan derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and counterparties. However, as of December 31, 2023, we assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we determined that the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The table below presents the changes in Level 3 assets and liabilities that were measured at fair value on a recurring basis in 2023 and 2022.

	Assets (Liabilities)	
	Interest Rate Lock Commitments	Forward Commitments
(in thousands)		
Year Ended December 31, 2023		
Balance at beginning of period	$ —	$ —
Realized gain recognized in non-interest income	63	—
Balance at end of period	$ 63	$ —
Year Ended December 31, 2022		
Balance at beginning of period	$ 283	$ 15
Realized loss recognized in non-interest income	(283)	(7)
Balance at end of period	$ —	$ 8

Quantitative information about the significant unobservable inputs within Level 3 recurring assets and liabilities is as follows:

(in thousands, except ratios)	Fair Value December 31, 2023		Valuation Techniques	Unobservable Inputs	Unobservable Input Value	
Assets (Liabilities)						
Interest Rate Lock Commitment	$	63	Pull-through Rate Analysis	Closing Ratio		95 %
			Pricing Model	Origination Costs, per loan	$	1.7
			Discount Cash Flows	Mortgage Servicing Asset		1.0 %
Total	$	63				

(in thousands, except ratios)	Fair Value December 31, 2022		Valuation Techniques	Unobservable Inputs	Significant Unobservable Input Value	
Assets (Liabilities)						
Interest Rate Lock Commitment	$	283	Pull-through Rate Analysis	Closing Ratio		85 %
			Pricing Model	Origination Costs, per loan	$	1.7
			Discount Cash Flows	Mortgage Servicing Asset		1.0 %
Forward Commitments		15	Quoted prices for similar loans in active markets	Freddie Mac pricing system	$99.8 to $103.2	
Total	$	298				

There were no level 3 assets and liabilities that were measured at fair value on a recurring basis in 2023 and 2022.

Non-Recurring Fair Value Measurements

We are required, on a non-recurring basis, to adjust the carrying value or provide valuation allowances for certain assets using fair value measurements in accordance with U.S. GAAP. The following is a summary of applicable non-recurring fair value measurements.

(in thousands)	Dec 31, 2023 Level 3 Inputs		Dec 31, 2022 Level 3 Inputs		December 31, 2023 Total Gains (Losses)		Fair Value Measurement Date as of December 31, 2023 Level 3 Inputs
Assets							
Individually evaluated loans	$	3,500	$	16,477	$	(12,977)	December 2023
Capitalized servicing rights		6,764		6,845		(81)	December 2023
Premises held for sale		1,154		252		902	December 2023
Total	$	11,418	$	23,574	$	(12,156)	

Quantitative information about the significant unobservable inputs within Level 3 non-recurring assets as of December 31, 2023 and December 31, 2022 is as follows:

(in thousands, except ratios)	Fair Value December 31, 2023	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)[a]
Assets				
Individually evaluated loans	$ 2,437	Fair value of collateral- appraised value	Loss severity	10% to 43%
			Appraised value	$80 to $965
Individually evaluated loans	1,063	Discount cash flow	Discount rate	3.25% to 7.13%
			Cash flows	$2 to $520
Capitalized servicing rights	6,764	Discounted cash flow	Constant prepayment rate	7.20%
			Discount rate	10.06%
Premises held for sale	1,154	Fair value of asset less selling costs	Appraised value	$1,223
			Selling Costs	6%
Total	$ 11,418			

(a) Where dollar amounts are disclosed, the amounts represent the lowest and highest fair value of the respective assets in the population except for adjustments for market/property conditions, which represents the range of adjustments to individuals properties.

(in thousands, except ratios)	Fair Value December 31, 2022	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)[a]
Assets				
Individually evaluated loans	$ 13,587	Fair value of collateral- appraised value	Loss severity	1% to 40%
			Appraised value	$80 to $3,859
Individually evaluated loans	2,890	Discount cash flow	Discount rate	3.63% to 6.38%
			Cash flows	$100 to $539
Capitalized servicing rights	6,845	Discounted cash flow	Constant prepayment rate	7.29%
			Discount rate	9.54%
Premises held for sale	252	Fair value of asset less selling costs	Appraised value	$267
			Selling Costs	6%
Total	$ 23,574			

(a) Where dollar amounts are disclosed, the amounts represent the lowest and highest fair value of the respective assets in the population except for adjustments for market/property conditions, which represents the range of adjustments to individuals properties.

There were no Level 1 or Level 2 non-recurring fair value measurements for the periods ended December 31, 2023 and December 31, 2022.

Individually evaluated loans. Loans are generally not recorded at fair value on a recurring basis. Periodically, we record non-recurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Non-recurring adjustments can also include certain impairment amounts for collateral-dependent loans calculated when establishing the allowance for credit losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan and, as a result, the carrying value of the loan less the calculated valuation amount does not necessarily represent the fair value of the loan. Real estate collateral is typically valued using appraisals or other indications of value based on recent comparable sales of similar properties or assumptions generally observable in the marketplace. However, the choice of observable data is subject to significant judgment, and there are often adjustments based on judgment in order to make observable data comparable and to consider the impact of time, the condition of properties, interest rates, and other market factors on current values. Additionally, commercial real estate appraisals frequently involve discounting of projected cash flows, which relies inherently on unobservable data. Therefore, non-recurring fair value measurement adjustments relating to real estate collateral have generally been classified as Level 3. Estimates of fair value for other collateral supporting commercial loans are generally based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3.

Capitalized loan servicing rights. A loan servicing right asset represents the amount by which the present value of the estimated future net cash flows to be received from servicing loans exceed adequate compensation for performing the servicing. The fair value of loan servicing rights is estimated using a present value cash flow model. The most important assumptions used in the valuation model are the anticipated rate of the loan prepayments and discount rates. Adjustments are only recorded when the discounted cash flows derived from the valuation model are less than the carrying value of the asset. Although some assumptions in determining fair value are based on standards used by market participants, some are based on unobservable inputs and therefore are classified in Level 3 of the valuation hierarchy.

Other real estate owned or OREO. OREO results from the foreclosure process on residential or commercial loans issued by the Bank. Upon assuming the real estate, we record the property at the fair value of the asset less the estimated sales costs. Thereafter, OREO properties are recorded at the lower of cost or fair value less the estimated sales costs. OREO fair values are primarily determined based on Level 3 data including sales comparables and appraisals.

Premises held for sale. Assets held for sale, identified as part of our strategic review and branch optimization exercise, were transferred from premises and equipment at the lower of amortized cost or fair value less the estimated sales costs. Assets held for sale fair values are primarily determined based on Level 3 data including sales comparables and appraisals.

Summary of Estimated Fair Values of Financial Instruments

The estimated fair values, and related carrying amounts, of our financial instruments are included in the table below. Certain financial instruments and all non-financial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented herein may not necessarily represent the underlying fair value of the Company.

(in thousands)	December 31, 2023 Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets					
Cash and cash equivalents	$ 94,842	$ 94,842	$ 94,842	$ —	$ —
Securities available for sale	534,574	534,574	—	534,574	—
FHLB stock	14,834	14,834	—	14,834	—
Loans held for sale	2,189	2,189	—	2,189	—
Net loans	2,999,049	2,832,173	—	—	2,832,173
Accrued interest receivable	4,921	4,921	—	4,921	—
Cash surrender value of bank-owned life insurance policies	80,037	80,037	—	80,037	—
Derivative assets	21,838	21,838	—	21,775	63
Financial Liabilities					
Non-maturity deposits	$ 2,482,012	$ 2,325,307	$ —	$ 2,325,307	$ —
Time deposits	658,482	651,855	—	651,855	—
Securities sold under agreements to repurchase	38,504	38,504	—	38,504	—
FHLB advances	232,579	232,375	—	232,375	—
Subordinated borrowings	60,422	67,635	—	67,635	—
Derivative liabilities	15,607	15,607	—	15,587	20

(in thousands)	December 31, 2022 Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets					
Cash and cash equivalents	$ 92,295	$ 92,295	$ 92,295	$ —	$ —
Securities available for sale	559,516	559,516	—	559,516	—
FHLB stock	14,893	14,893	—	14,893	—
Loans held for sale	—	—	—	—	—
Net loans	2,902,690	2,774,863	—	—	2,774,863
Accrued interest receivable	4,257	4,257	—	4,257	—
Cash surrender value of bank-owned life insurance policies	81,197	81,197	—	81,197	—
Derivative assets	30,039	30,039	—	30,039	—
Financial Liabilities					
Non-maturity deposits	$ 2,719,992	$ 2,309,555	$ —	$ 2,309,555	$ —
Time deposits	323,439	315,180	—	315,180	—
Securities sold under agreements to repurchase	13,369	13,369	—	13,369	—
FHLB advances	320,588	320,244	—	320,244	—
Subordinated borrowings	60,289	66,846	—	66,846	—
Derivative liabilities	25,228	25,228	—	25,228	—

NOTE 15.   REVENUE FROM CONTRACTS WITH CUSTOMERS

We have accounted for the various non-interest revenue streams and related contracts under ASC 606.

Disaggregation of Revenue

The following tables present disaggregation of our non-interest revenue by major business line and timing of revenue recognition for the transfer of products or services:

		Year Ended December 31,		
(in thousands)		2023		2022
Non-interest income within the scope of ASC 606:				
Trust management fees	$	12,766	$	13,022
Financial services fees		1,517		1,551
Interchange fees		7,845		7,736
Customer deposit fees		6,280		5,935
Other customer service fees		1,043		1,120
Total non-interest income within the scope of ASC 606		29,451		29,364
Total non-interest income not within the scope of ASC 606		6,378		5,957
Total non-interest income	$	35,829	$	35,321

		Year Ended December 31,		
(in thousands)		2023		2022
Timing of Revenue Recognition				
Products and services transferred at a point in time	$	15,751	$	15,552
Products and services transferred over time		13,700		13,812
Total	$	29,451	$	29,364

Trust Management Fees
The trust management business generates revenue through a range of fiduciary services including trust and estate administration, financial advice, and investment management to individuals, businesses, not-for-profit organizations, and municipalities. These fees are primarily earned over time as we charge our customers on a monthly or quarterly basis in accordance with investment advisory agreements. Fees are generally assessed based on a tiered scale of the market value of AUM at month end. Certain fees, such as bill paying fees, distribution fees, real estate sale fees, and supplemental tax service fees, are recorded as revenue at a point in time upon the completion of the service.

Financial Services Fees
Bar Harbor Financial Services is a branch office of Osaic, an independent registered broker dealer offering securities and insurance products not affiliated with the Company or its subsidiaries. We have a revenue sharing agreement with Osaic for any financial service fee income generated. Financial services fees are recognized at a point in time upon the completion of service requirements.

Interchange Fees
We earn interchange fees from transaction fees that merchants pay whenever a customer uses a debit card to make a purchase from their store. The fees are paid to the card-issuing bank to cover handling costs, fraud, bad debt costs and the risk involved in approving the payment. Interchange fees are generally recognized as revenue at a point in time upon the completion of a debit card transaction.

Customer Deposit Fees
The customer deposit business offers a variety of deposit accounts with a range of interest rates, fee schedules and other terms, which are designed to meet the customer's financial needs. Additional depositor-related services provided to customers include ATM, bank-by-phone, internet banking, internet bill pay, mobile banking, and other cash management

services which include remote deposit capture, ACH origination, and wire transfers. These customer deposit fees are generally recognized at a point in time upon the completion of the service.

Other Customer Service Fees

We have certain incentive and referral fee arrangements with independent third parties in which fees are earned for new account activity, product sales, or transaction volume generated for the respective third parties. We also earn a percentage of the fees generated from third-party credit card plans promoted through the Bank. Revenue from these incentive and referral fee arrangements is recognized over time using the right to invoice measure of progress.

Contract Balances with Customers

The following table provides information about contract assets or receivables and contract liabilities or deferred revenues from contracts with customers:

(in thousands)	December 31, 2023	December 31, 2022
Balances from contracts with customers only:		
Other Assets	$ 1,178	$ 1,211
Other Liabilities	1,769	2,345

The timing of revenue recognition, billings and cash collections results in contract assets or receivables and contract liabilities or deferred revenue on the consolidated balance sheets. For most customer contracts, fees are deducted directly from customer accounts and, therefore, there is no associated impact on the accounts receivable balance. For certain types of service contracts, we have an unconditional right to consideration under the service contract and an accounts receivable balance is recorded for services completed. When consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a contract, a contract liability is recorded. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Costs to Obtain and Fulfill a Contract

We currently expense contract costs for processing and administrative fees for debit card transactions. We also expense custody fees and transactional costs associated with securities transactions as well as third party tax preparation fees. We have elected the practical expedient in ASC 340-40-25-4, whereby we recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets we otherwise would have recognized is one year or less.

NOTE 16.   LEASES

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. Most of our leases are for branches, ATM locations, and office space and have terms extending through 2040. All leases are classified as operating leases, and are recognized on the consolidated balance sheets as a right-of-use ("ROU") asset with a corresponding lease liability.

The following table presents the consolidated statements of condition classification of the ROU assets and lease liabilities:

(in thousands)	Classification	December 31, 2023	December 31, 2022
Lease Right-of-Use Assets			
Operating lease right-of-use assets	Other assets	$ 6,874	$ 8,078
Lease Liabilities			
Operating lease liabilities	Other liabilities	7,322	8,501

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used for the present value of the minimum lease payments. The lease agreements often include one or more options to renew at our discretion. If at lease inception, we consider the exercising of a renewal option to be reasonably certain, we will include the extended term in the calculation of the ROU asset and lease liability.

The following table presents the weighted average lease term and discount rate of the leases:

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (in years)		
Operating leases	6.28	7.17
Weighted-average discount rate		
Operating leases	3.10 %	3.09 %

The following table represents lease costs and other lease information. As we have elected, for all classes of underlying assets, not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as real estate taxes, common area maintenance and utilities.

	Year Ended		
(in thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Lease Costs			
Operating lease cost	$ 1,343	$ 1,344	$ 1,295
Variable lease cost	485	402	229
Total lease cost	$ 1,828	$ 1,746	$ 1,524

Future minimum payments for operating leases with initial or remaining terms of one year or more as of December 31, 2023 are, as follows:

(in thousands)	Payments
Twelve Months Ended:	
December 31, 2024	$ 1,316
December 31, 2025	1,092
December 31, 2026	987
December 31, 2027	864
December 31, 2028	726
Thereafter	2,484
Total future minimum lease payments	7,469
Amounts representing interest	(147)
Present value of net future minimum lease payments	$ 7,322

NOTE 17. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

The condensed balance sheets of Bar Harbor Bankshares as of December 31, 2023 and 2022, and the condensed statements of income and cash flows for the years ended December 31, 2023, 2022 and 2021 are presented below:

CONDENSED BALANCE SHEETS

	December 31,	
(in thousands)	2023	2022
Assets		
Cash	$ 7,850	$ 7,350
Investment in subsidiaries	484,574	447,937
Premises and equipment	785	765
Other assets	5,070	3,130
Total assets	$ 498,279	$ 459,182
Liabilities and Shareholders' Equity		
Subordinated notes	$ 60,461	$ 60,289
Accrued expenses	5,759	5,443
Shareholders' equity	432,059	393,450
Total liabilities and shareholders' equity	$ 498,279	$ 459,182

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Income:			
Dividends from subsidiaries	$ 23,156	$ 20,682	$ 15,557
Other income	1,142	976	740
Total income	24,298	21,658	16,297
Interest expense	3,691	2,981	2,632
Non-interest expense	5,834	5,183	5,455
Total expense	9,525	8,164	8,087
Income before taxes and equity in undistributed income of subsidiaries	14,773	13,493	8,210
Income tax benefit	(1,985)	(1,709)	(1,741)
Income before equity in undistributed income of subsidiaries	16,758	15,202	9,951
Equity in undistributed income of subsidiaries	28,094	28,355	29,348
Net income	$ 44,852	$ 43,557	$ 39,299

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 44,852	$ 43,557	$ 39,299
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed income of subsidiaries	(28,094)	(28,355)	(29,348)
Other, net	(1,537)	3,187	(5,582)
Net cash provided by operating activities	15,221	18,389	4,369
Cash flows from investing activities:			
Acquisitions, net of cash paid	—	—	—
Purchase of securities	—	—	—
Capital contribution to subsidiary	—	—	—
Net cash (used in) investing activities	—	—	—
Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	—	—	—
Repayment of subordinated debt	—	—	—
Net proceeds from common stock	1,845	1,723	1,534
Net proceeds from reissuance of treasury stock	—	—	—
Common stock cash dividends paid	(16,566)	(15,334)	(14,072)
Net cash used in financing activities	(14,721)	(13,611)	(12,538)
Net change in cash and cash equivalents	500	4,778	(8,169)
Cash and cash equivalents at beginning of year	7,350	2,572	10,741
Cash and cash equivalents at end of year	$ 7,850	$ 7,350	$ 2,572

NOTE 18.   SUBSEQUENT EVENTS

There were no significant subsequent events between December 31, 2023 and through the date the financial statements are issued.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures: The Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures designed to ensure that the information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and are operating in an effective manner.

Management Report on Internal Control over Financial Reporting: Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework (2013)*.

Based on its assessment, management believes that as of December 31, 2023, the Company's internal control over financial reporting is effective, based on the criteria set forth by COSO in *Internal Control – Integrated Framework (2013)*.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This audit report appears within Item 8 of this Annual Report.

Changes in Internal Control Over Financial Reporting: No change in the internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Trading Arrangements

During the quarter ended December 31, 2023, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as such terms are defined in Item 408(a) of Regulation S-K.

Josephine Iannelli Employment Agreement

On March 8, 2024, the Company and the Bank, entered into a new employment agreement with Josephine Iannelli with respect to the terms of Ms. Iannelli's continued service as our and the Bank's Chief Financial Officer (the "Employment Agreement"). The Employment Agreement supersedes and replaces the current employment agreement with Ms. Iannelli, which was entered into on September 14, 2020. The terms of the Employment Agreement were approved by the compensation and human resources committee of our Board of Directors (the "Compensation Committee"), and the compensation terms were established in part based upon the advice of our independent compensation consultant.

The initial term of the Employment Agreement is three years. In the absence of notice of intent not to extend the Employment Agreement, then the Employment Agreement will automatically extend for additional one-year terms. The Employment Agreement includes certain restrictive covenants that survive Ms. Iannelli's termination of employment for a period of one year with respect to competition with us and non-solicitation of our customers and employees.

Under the terms of the Employment Agreement, Ms. Iannelli is entitled to an annual base salary of $459,000, which will be reviewed annually by the Compensation Committee, and the Employment Agreement further provides that her base compensation will not be reduced downward during the term of the Employment Agreement. We have also agreed to pay Ms. Iannelli certain other consideration and benefits. Ms. Iannelli is also eligible to participate in our annual incentive and long-term incentive plans previously approved by our Board. Other benefits under the Employment Agreement include participation in our Company benefit plans provided to other similarly situated executives and reasonable paid vacation and sick leave benefits consistent with our vacation and sick leave policies.

Ms. Iannelli's Employment Agreement also provides for certain benefits and payments to her in the event she is terminated without "cause", if she resigns with "good reason" (as those terms are defined in the Employment Agreement), or if the Employment Agreement is not renewed following the initial term. In addition to accrued benefits, her payment upon termination of the Employment Agreement without cause, resignation with good reason or termination of employment due to non-renewal will include (i) a lump sum payment equal to three times her base compensation as of the effective date of termination of employment, and (ii) a payment equal to 36 months of our share of premium contributions for group health benefits (including medical, vision and dental benefits). If such termination without cause or with good reason occurs as a result, or in anticipation, of a change in control (as such term is defined in the Employment Agreement), then Ms. Iannelli will also be eligible to receive a payment equal to three times her target annual bonus for such year. In each case, severance payments are conditioned on Ms. Iannelli providing us with a release of claims and complying with applicable post-employment covenants. Severance payments under the Employment Agreement may be reduced to the extent necessary to avoid the adverse tax consequences of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended.

The foregoing description of the Employment Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof, which is included as Exhibit 10.4 to this Annual Report and is incorporated into this Item 9B by reference.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Bar Harbor Bankshares and Subsidiaries

Opinion on the Internal Control Over Financial Reporting
We have audited Bar Harbor Bankshares and Subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements of the Company and our report dated March 11, 2024 expressed an unqualified opinion.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying "Management Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Hartford, Connecticut
March 11, 2024

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required in response to this Item 10 is incorporated herein by reference to the Company's Definitive Proxy Statement relating to the 2024 Annual Meeting of Shareholders (the "2024 Proxy Statement") to be filed with the SEC pursuant to Regulation 14A of the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by this item is set forth in our 2024 Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by this item is set forth in our 2024 Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by this item is set forth in our 2024 Proxy Statement, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by this item is set forth in our 2024 Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1.   All Financial Statements

The consolidated financial statements of the Company and report of the Company's independent registered public accounting firm incorporated herein are included in Item 8 of this Annual Report as follows:

Item	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 49)	52
Consolidated Balance Sheets	54
Consolidated Statements of Income	55
Consolidated Statements of Comprehensive Income	56
Consolidated Statements of Changes in Shareholders' Equity	57
Consolidated Statements of Cash Flows	58
Notes to Consolidated Financial Statements	59

2.   Financial Statement Schedules. Schedules have been omitted because they are not applicable or are not required under the instructions contained in Regulation S-X or because the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation, as amended to date (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report to Form 10-Q filed on November 5, 2015)
3.2	Amended and Restated Bylaws of Bar Harbor Bankshares (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on May 18, 2020)
4.1	Certificate of Designations, Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on January 21, 2009)
4.2	Form of Specimen Stock Certificate for Series A Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on January 21, 2009)
4.3	Debt Securities Purchase Agreement (incorporated herein by reference to Exhibit 4.5 to the Annual Report on Form 10-K filed on March 16, 2009)
4.4	Form of Subordinated Debt Security of Bar Harbor Bank & Trust (incorporated herein by reference to Exhibit 4.6 to the Annual Report on Form 10-K filed on March 16, 2009)
4.5	Description of Company Common Stock (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on August 7, 2015)
4.6*	Indenture, dated as of November 26, 2019, by and between Bar Harbor Bankshares and U.S. Bank, National Association. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on November 26, 2019)
4.7	Form of 4.625% Fixed-to-floating Subordinated Note due 2029 of Bar Harbor Bankshares (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on November 26, 2019)
10.1†	Bar Harbor Bankshares Executive Change in Control Severance Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 21, 2018)
10.2†	Bar Harbor Bankshares Executive Change in Control Severance Plan Participation Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on November 21, 2018)
10.3†	Employment Agreement, dated as of February 22, 2018, between Bar Harbor Bankshares, Bar Harbor Bank & Trust and Curtis C. Simard (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 22, 2018)
10.4†**	Employment Agreement, dated as of March 8, 2024, between Bar Harbor Bankshares, Bar Harbor Bank & Trust and Josephine Iannelli
10.5†	2020 through 2022 Long Term Executive Incentive Program Guidelines (incorporated herein by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed on March 14, 2022)
10.6†	2021 through 2023 Long Term Executive Incentive Program Guidelines (incorporated herein by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed on March 14, 2022)

10.7†	2022 through 2024 Long Term Executive Incentive Program Guidelines (incorporated herein by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed on March 14, 2023)
10.8†	2023 through 2025 Long Term Executive Incentive Program Guidelines (incorporated herein by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed on March 14, 2023)
10.9†**	2024 through 2026 Long Term Executive Incentive Program Guidelines
10.10†	Form of Incentive Stock Option Agreement under Equity Incentive Plan of 2015.Form of Restricted Stock Agreement (Directors) under Equity Incentive Plan of 2015 (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-8 filed on August 18, 2015)
10.11†	Form of Restricted Stock Agreement (Directors) under Equity Incentive Plan of 2015 (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-8 filed on August 18, 2015)
10.12†	Form of Restricted Stock and Performance-Based Restricted Stock Unit Agreement under Equity Incentive Plan of 2015 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-8 filed on August 18, 2015)
10.13†	Bar Harbor Bankshares 2019 Equity Plan (incorporated herein by reference to Appendix B to the Company's Definitive Proxy Statement on Form DEF 14A dated April 15, 2019)
10.14†	Form of Restricted Stock and Performance-Based Restricted Stock Unit Agreement under Bar Harbor Bankshares 2019 Equity Plan (incorporated herein by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed on March 14, 2023)
10.15†	Form of Subordinated Note Purchase Agreement, dated as of November 26, 2019, by and among Bar Harbor Bankshares and the several purchasers of 4.625% Fixed-to-Floating Subordinated Notes due 2029 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 26, 2019)
10.16	Somesville Bank Branch Lease dated October 27, 2005 (incorporated herein by reference to Exhibit 10 to the Annual Report on Form 10-K filed on March 16, 2006)

Exhibit No.	Description
21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed on March 14, 2023)
23.1**	Consent of Independent Registered Public Accounting Firm, RSM US LLP
31.1**	Certification of Chief Executive Officer under Rule 13a-14(a)/15d-14(a)
31.2**	Certification of Chief Financial Officer under Rule 13a-14(a)/15d-14(a)
32.1***	Certification of Chief Executive Officer under 18 U.S.C. Sec. 1350.
32.2***	Certification of Chief Financial Officer under 18 U.S.C. Sec. 1350.
97**	Bar Harbor Bankshares Incentive-Based Compensation Recovery Policy
101**	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2023 is formatted in inline XBRL: (i) Consolidated Condensed Statements of Income, (ii) the Condensed Consolidated Balance Sheets, (iii) the Condensed Consolidated Statements of Changes in Shareholders' Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to the Consolidated Condensed Financial Statements

| 104 | Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document (included in Exhibit 101) |

* Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant will furnish a copy of any omitted schedule to the Securities and Exchange Commission upon request.

† Indicates management contract or compensatory plan.

** Filed herewith.

*** Furnished herewith.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2024   /s/ Curtis C. Simard
_____

Name: Curtis C. Simard
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below on March 14, 2024 by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ David B. Woodside	/s/ Curtis C. Simard
David B. Woodside, Chairman, Board of Directors	Curtis C. Simard, Director
	President & Chief Executive Officer
	(Principal Executive Officer)
/s/ Daina H. Belair	/s/ Josephine Iannelli
Daina H. Belair, Director	Josephine Iannelli
	Executive Vice President and Chief Financial Officer
	(Principal Financial and Principal Accounting Officer)
/s/ Matthew L. Caras	/s/ Debra B. Miller
Matthew Caras, Director	Debra B. Miller, Director
/s/ David M. Colter	/s/ Brian D. Shaw
David M. Colter, Director	Brian D. Shaw, Director
/s/ Martha Tod Dudman	/s/ Kenneth E. Smith
Martha Tod Dudman, Director	Kenneth E. Smith, Director
/s/ Lauri E. Fernald	
Lauri E. Fernald, Director	



Bar Harbor Bankshares | 82 Main Street | Bar Harbor, Maine 04609
888-853-7100 | www.barharbor.bank